synchrony



**2024
Annual
Report**

Dear Synchrony Stakeholders,

In 2024, Synchrony deepened our role within the heart of American commerce and opportunity by providing access to credit for tens of millions of Americans to help them pay for the things that matter. We also partnered with some of the country's biggest and most respected brands — and hundreds of thousands of small and midsize businesses that are the heartbeat of local economies.

We help people finance everyday purchases in health and wellness, retail, telecommunications, home, auto, outdoor, pet and more — everything from clothes, tires and furniture to wellness for your family and your pets. In the process of financing these purchases, many consumers build stronger credit, enabling them to access even more opportunity for a healthier financial future.

We do all this by continuing to invest in a broad range of flexible financing solutions and expertise, a differentiated approach to underwriting, compelling value propositions, and digital and in-store customer experiences. Together, these capabilities allow us to offer the right financing at the right time to benefit people and businesses. We also continue to leverage our scale, data analytics, lending expertise and advanced digital capabilities to remain nimble and responsive in a rapidly changing environment.

Synchrony's offerings continue to resonate with partners and customers, resulting in another year of strong performance. Led by our team of more than 20,000, I am proud of the culture we have built together at Synchrony — one based on trust, accountability and a commitment to delivering outcomes that matter for all stakeholders. It is that culture and our great team that led us to being recognized as one of the nation's best places to work for the eighth year in a row.

In short, we delivered excellent results in 2024. Every step of the way, we were guided by our fundamental purpose: to be essential to consumers and their families as well as to businesses and providers, and to be trusted by — and responsible to — all stakeholders.

Our 2024 Results

Synchrony delivered net earnings of $3.5 billion, or $8.55 per diluted share and a return on average assets of 2.9%. We acquired almost 20 million new accounts and financed our second-highest level of purchase volume at more than $182 billion. Deposits in Synchrony Bank increased to $82.1 billion and comprised 84% of Synchrony's funding.

These results demonstrate the lasting appeal of our diverse and flexible financing solutions as well as our compelling value propositions. They highlight the important role that credit plays as a catalyst for opportunity in people's everyday lives while helping them build a healthier financial future.

In 2024, we further diversified the industries, products and services for which Synchrony provides financing solutions, while extending our customer reach. For example, we added more than 45 new partners to serve the needs and wants of Americans by partnering with iconic brands like Virgin Red, guitar brand Gibson and powersports provider BRP. We also continued to add new technology-oriented relationships, including practice management platform Adit and cloud-based software company ServiceTitan, which extend our reach into new markets and distribution channels by putting more Synchrony financing options at the point of sale to better serve customers and partners.

Synchrony expanded existing partnerships as well, renewing more than 45 programs, including Dick's Sporting Goods, Generac, Verizon and more recently, two of our top five long-term partners: Sam's Club (a 30-year relationship) and JCPenney (a 25-year relationship).

Just as Synchrony evolved and expanded the ways in which we deliver value through our partner programs in 2024, we also diversified the programs and markets we serve by expanding the breadth and utility of our products:

+ We completed the acquisition of the Ally Lending business, including 2,500 merchant locations and more than 450,000 active borrowers in both home improvement services and health-and-wellness specialties, including roofing, HVAC and windows, cosmetics, audiology and dentistry.

+ We finalized the sale of our Pets Best pet insurance business to Independence Pet Holdings (IPH). In addition to recognizing an $802 million after-tax gain on the sale, we extended our reach in the rapidly growing pet industry through an equity interest in IPH. This includes opportunities to extend the reach of CareCredit to IPH's other pet insurance brands.

+ We launched "Better Together" with CareCredit and Pets Best — a patent-pending, easy-to-use innovation that connects the two solutions. Now, insurance claims from Pets Best customers can be reimbursed directly onto the CareCredit health-and-wellness card. This simplified payment method promises a cohesive experience for pet owners and supports our growth in the pet care financing sector.

+ We launched CareCredit into additional wellness markets to help people finance fertility, nutrition, and diet-related products and services, which supported almost 15% growth in wellness-related purchase volume during 2024.

In addition, Synchrony enhanced the utility of several of our private label credit cards by broadening their acceptance and expanding their distribution channels:

+ The Amazon Store Card can now be used to pay via mobile QR code for Amazon One Medical memberships and for groceries and more at all Whole Foods locations. The results have exceeded expectations and build upon a strong foundation of acceptance, including at Amazon.com, Amazon Pay and Audible.

+ CareCredit cardholders can now pay for select health-and-wellness products and services across a growing list of approximately 18,000 retail acceptance locations, including Albertsons, Sam's Club, Walgreens and Walmart.

+ In keeping with our strategy of broadening product utility, we continued to roll out our CareCredit Dual Card — which can be used everywhere CareCredit is accepted for health and wellness or for general purchases wherever Mastercard is accepted. During the past year, we grew open accounts by 16%.

Thanks to its strong value proposition and utility, about 60% of this product's out-of-partner spend in 2024 was outside traditional health-and-wellness categories.

Lastly, through strong execution and prudent capital management, we returned $1.4 billion to shareholders in 2024. This continued our long history of capital returns, including buying back more than 50% of our common stock and returning nearly $17 billion to shareholders through repurchases since 2016. We are confident in our strategy to continue to grow sustainably and deliver resilient risk-adjusted returns while also providing value to our shareholders, both in the short and long term.

Transforming the Customer Experience Drives Growth

One of the reasons partners choose and stay with Synchrony is because of our customer experience and broad range of innovative financing products and services. From private label and co-brand credit cards to promotional financing and "buy now, pay later" offerings, our products are designed to responsibly address each customer's needs whenever and however they look to make a purchase, while driving growth and loyalty for our partners.

These products are powered by technology that we believe is unmatched in the industry. A prime example is our advanced credit decisioning platform, PRISM, which uses data and analytics to provide a comprehensive view of a consumer's creditworthiness beyond a traditional credit score. By identifying those who deserve more — or less — credit than a credit report would suggest, PRISM helps people responsibly finance what they want while protecting them from becoming overextended. It also protects against fraud and is an engine that helps companies grow while better serving their customers.

As purchases increasingly occur digitally — through wallet apps and digital payments on a mobile device or at the physical point of sale — Synchrony is bringing our customer experience to life across our digital footprint. From our native apps to partner apps like Apple Pay, to our Synchrony Marketplace and Synchrony.com, we are deepening the role that Synchrony plays within our customer and partner relationships.

Through our efforts to expand Synchrony's digital presence, we've enhanced our cross-marketing capabilities and strengthened partner and product awareness with our customers. We are already seeing customers engage with Synchrony more extensively — visiting our sites more often and engaging longer on our properties, contributing to incremental new accounts and sales, as well as lower acquisition costs.

We've more than doubled the number of new Synchrony Bank accounts acquired through Synchrony.com with almost no associated cost. Synchrony Marketplace — which connects people with our partners through offers and deals — is a growing part of our financial ecosystem. During the last year, it hosted almost 228 million customer visits and drove more than 17% growth in newly submitted applications within Marketplace.

Synchrony's digital wallet strategy also made great strides in 2024, driving stronger engagement, utility and purchasing power for our customers. In fact, unique active users of Synchrony's wallet grew 85% compared with 2023, and contributed to more than double the digital wallet sales in 2024. We are excited about the opportunities to further drive our digital penetration, including through our recent announcement that eligible Synchrony Mastercard holders checking out with Apple Pay can now choose to pay with their credit card or use a promotional offer that includes fixed monthly payments.

Building the Industry's Best Culture

These results and innovations are driven by the company we have become and the great people who are a part of it. Over the past four years, we've diversified the markets we serve and transformed our products, digital capabilities and customer experience. We've also transformed and strengthened our culture.

We did this by inviting our people into the process of co-creating the employee experience, including the benefits we develop to support them, how we work and innovate, the spaces we design to collaborate and the processes we use to get things done.

For example, we've expanded flexibility and choice in where we work, transformed outdated offices into dynamic innovation and collaboration spaces, added wellness and financial coaches to support employees in achieving their personal and professional goals, made backup childcare more accessible by covering costs for any provider (even family and friends), and enhanced our parental leave policy, which was already among the best in the industry.

In 2024, we added new benefits based on employee feedback, including an innovative program where Synchrony will treat qualified monthly student loan payments as if they were employee 401(k) plan contributions, and provide a company match that goes into their 401(k) account so that they can still receive the company match while paying off their loans. We also expanded our wellness reimbursement with nontraditional options beyond gym memberships to include marathons; race or tournament fees; team and league registration fees; and individual classes like martial arts, virtual fitness apps and intramural sports leagues.

It is my belief that by listening to our employees and co-creating these programs with them, we are building a work environment that is supportive of their needs and enables them to deliver great work, too. It is why our attrition rates are at all-time lows and why we continue to deliver consistently strong business results for all stakeholders.

I am proud to see that our employees believe that too, as we once again were recognized as a Top 5 Best Company to Work For® in the U.S. by *Fortune* magazine and Great Place to Work.® We have risen on the list every year since 2019, from No. 51 then to No. 2 today. The fact that this ranking is based on employee feedback gives us confidence in our approach and makes the ranking even more special.

Building a great culture also means doing meaningful things in our communities. Our employees devote their time and energy to giving back, including volunteering more than 125,000 hours and giving more than $25 million in employee matched contributions to nonprofits around the globe since we became Synchrony in 2014.

Last year, in honor of our 10-year anniversary and through the support of the Synchrony Foundation, we launched Give10, where 100 employees were selected from thousands of nominations to direct a $10,000 grant to the nonprofit organization of their choice — a $1 million commitment to charities our employees care about around the globe.

We also have several programs aimed at supporting people through Synchrony's Education as an Equalizer program, a $50 million initiative to expand access to higher education, skills training in high-growth fields, and financial literacy for underserved communities and our own workforce.

Proud to Help People Build Healthier Financial Lives

Our commitment is personal. Synchrony employees are motivated to help others improve their lives through credit. I recently heard a story about a young store associate employed by one of our retail partners. She was just starting out in the world and learned she needed to build a credit history to lease an apartment and buy a car. She didn't know where to start. She applied for a Synchrony store card, was approved and soon built the credit history she needed to get the things she wanted — including a home. Today, years later, she attributes that moment to how she started building a happy, successful and financially secure life.

There are countless stories like this one. Whether assisting an individual consumer, finding new ways to responsibly extend credit to more people or helping businesses of all sizes grow, our employees are proud of the role they play in people's lives.

Thank you for Choosing Synchrony

In short, everything we do — transforming the customer experience, building a differented and meaningful employee culture, driving growth and loyalty for our partners, supporting our communities, and all the rest — is a facet of the same overarching purpose: to be essential to people and businesses.

And we've been at it for a while. 2024 marked our 10-year anniversary as Synchrony and nearly 100 years of playing a central role in driving economic growth and prosperity through responsible credit and financing programs.

As we strive to build on the successes of 2024 and the past 10 years, I want to thank our Synchrony stakeholders: our people, our customers, our partners and our communities. I also want to thank you, our shareholders, for your confidence in our company and your commitment to our future success.

As we look to 2025 and beyond, Synchrony is operating from a position of strength. We are executing across our key strategic priorities and delivering strong results. Through the hard work of our people, we are priming

our business for profitable growth for years to come. And we are laser-focused on driving considerable long-term value for our shareholders.

It's been a great 10 years — built on a foundation of nearly 100 — but I am even more excited about what's ahead. I look forward to continued partnership and collaboration as we strengthen our contributions to the economy, to the lives of millions of American consumers, the vitality of hundreds of thousands of business owners, and the prosperity and strength of the communities where we live, work and operate.

That is Synchrony, and we are proud to be at the heart of American commerce and opportunity.

Brian Doubles
President and CEO

Financial Highlights

For the years ended, and at, December 31, 2024
(in millions unless otherwise stated except for per share data and ratios)

Financial Highlights	2024	2023	2022
Net interest income	$ 18,011	$ 16,999	$ 15,625
Interest and fees on loans	$ 21,596	$ 19,902	$ 16,881
Net earnings	$ 3,499	$ 2,238	$ 3,016
Diluted earnings per share	$ 8.55	$ 5.19	$ 6.15
Shares outstanding[1]	400.6	423.5	483.4

Period End			
Total assets	$ 119,463	$ 117,479	$ 104,564
Loan receivables	$ 104,721	$ 102,988	$ 92,470
Deposits	$ 82,062	$ 81,153	$ 71,735
Common equity Tier 1 capital ratio	13.3%	12.2%	13.3%

Performance Metrics			
Purchase volume (in billions)[2]	$ 182.2	$ 185.2	$ 180.2
Period-end active accounts (in thousands)[3]	$ 71,532	$ 73,484	$ 70,763
Average active accounts (in thousands)[3]	$ 70,904	$ 70,337	$ 68,627
Net interest margin[4]	14.76%	15.15%	15.63%
Net charge-off rate[5]	6.31%	4.87%	3.00%
30+ delinquency rate[6]	4.70%	4.74%	3.65%
Efficiency ratio[7]	30.0%	34.9%	37.2%
Return on assets[8]	2.9%	2.0%	3.1%

[1] Diluted weighted average common shares outstanding.

[2] Purchase volume, or net credit sales, represents the aggregate amount of charges incurred on credit cards or other credit product accounts less returns during the period. Purchase volume includes activity related to our portfolios classified as held for sale.

[3] Active accounts represent credit card or installment loan accounts on which there has been a purchase, payment or outstanding balance in the current month. Includes activity and accounts associated with loan receivables held for sale.

[4] Net interest margin represents net interest income divided by average total interest-earning assets.

[5] Net charge-off rate represents net charge-offs as a percentage of average loan receivables, including those held for sale.

[6] Based on customer statement-end balances extrapolated to the respective period-end date.

[7] Efficiency ratio is calculated as Total Other expense divided by sum of Net interest income plus Other income less Retailer share arrangements (RSA).

[8] Return on assets represents net earnings as a percentage of average total assets.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024 OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

001-36560
(Commission File Number)



SYNCHRONY FINANCIAL

(Exact name of registrant as specified in its charter)

Delaware	**51-0483352**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

777 Long Ridge Road	
Stamford, Connecticut	**06902**
(Address of principal executive offices)	(Zip Code)

(Registrant's telephone number, including area code) (203) 585-2400

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.001 per share	SYF	New York Stock Exchange
Depositary Shares Each Representing a 1/40th Interest in a Share of 5.625% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series A	SYFPrA	New York Stock Exchange
Depositary Shares Each Representing a 1/40th Interest in a Share of 8.250% Fixed Rate Reset Non-Cumulative Perpetual Preferred Stock, Series B	SYFPrB	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act:

Title of class
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of the outstanding common equity of the registrant held by non-affiliates as of the last business day of the registrant's most recently completed second fiscal quarter was $18,645,501,294.

The number of shares of the registrant's common stock, par value $0.001 per share, outstanding as of January 31, 2025 was 388,749,489.

DOCUMENTS INCORPORATED BY REFERENCE

The definitive proxy statement relating to the registrant's Annual Meeting of Stockholders, to be held June 17, 2025, is incorporated by reference into Part III to the extent described therein.

Synchrony Financial
Table of Contents

OUR ANNUAL REPORT ON FORM 10-K

To improve the readability of this document and better present both our financial results and how we manage our business, we present the content of our Annual Report on Form 10-K in the order listed in the table of contents below. See *"Form 10-K Cross-Reference Index"* on page 4 for a cross-reference index to the traditional U.S. Securities and Exchange Commission (SEC) Form 10-K format.

	Page
OUR BUSINESS	7
Our Company	7
Our Sales Platforms	8
Our Partner Agreements	11
Our Customers	15
Our Credit Products	17
Consumer Banking	19
Credit Risk Management	20
Human Capital	22
Regulation	23
Competition	24
Intellectual Property	24
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	25
Results of Operations	25
Loan Receivables	44
Funding, Liquidity and Capital Resources	46
Liquidity	51
Quantitative and Qualitative Disclosures About Market Risk	53
Capital	55
Off-Balance Sheet Arrangements and Unfunded Lending Commitments	57
Critical Accounting Estimates	57
RISKS	60
Risk Factors Summary	60
Risk Factors Relating To Our Business	62
Risk Management	82
Cybersecurity	88
REGULATION	90
Regulation Relating to Our Business	90
Risk Factors Relating to Regulation	101
CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA	107
Report of Independent Registered Public Accounting Firm	107
Consolidated Financial Statements	112
Notes to Consolidated Financial Statements	117
Controls and Procedures	154
OTHER KEY INFORMATION	155
Properties	155
Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	156
Other Information	158
Exhibits and Financial Statement Schedules	159
Signatures	170

FORM 10-K CROSS REFERENCE INDEX

Part I		Page(s)
Item 1.	Business	7 - 24, 82 - 87, 90-101
Item 1A.	Risk Factors	60 - 81, 101 - 106
Item 1B.	Unresolved Staff Comments	Not Applicable
Item 1C.	Cybersecurity	88 - 89
Item 2.	Properties	155
Item 3.	Legal Proceedings	152
Item 4.	Mine Safety Disclosures	Not Applicable
Part II		
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	156 - 157
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	25 - 52, 55 - 59
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	53 - 54
Item 8.	Financial Statements and Supplementary Data	107 - 153
Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	Not Applicable
Item 9A.	Controls and Procedures	154
Item 9B.	Other Information	158
Item 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	Not Applicable
Part III		
Item 10.	Directors, Executive Officers and Corporate Governance	(a), 158
Item 11.	Executive Compensation	(b)
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	(c)
Item 13.	Certain Relationships and Related Transactions, and Director Independence	(d)
Item 14.	Principal Accountant Fees and Services	(e)
Part IV		
Item 15.	Exhibits and Financial Statement Schedules	159 - 169
Item 16.	Form 10-K Summary	Not Applicable
Signatures		170 - 172

_____

(a) Incorporated by reference to "Management," "Election of Directors," "Governance Principles," "Code of Conduct" and "Committees of the Board of the Directors" in our definitive proxy statement for our 2025 Annual Meeting of Stockholders to be held on June 17, 2025, which will be filed within 120 days of the end our fiscal year ended December 31, 2024 (the "2025 Proxy Statement").

(b) Incorporated by reference to "Compensation Discussion and Analysis," "2024 Executive Compensation," "Management Development and Compensation Committee Report" and "Management Development and Compensation Committee Interlocks and Insider Participation," "CEO Pay Ratio" and "Policies and Practices related to the Grant of Certain Equity Awards Close in Time to the Release of Material Nonpublic Information" in the 2025 Proxy Statement.

(c) Incorporated by reference to "Beneficial Ownership" and "Equity Compensation Plan Information" in the 2025 Proxy Statement.

(d) Incorporated by reference to "Related Person Transactions," "Election of Directors" and "Committees of the Board of Directors" in the 2025 Proxy Statement.

(e) Incorporated by reference to "Independent Auditor" in the 2025 Proxy Statement.

Certain Defined Terms

Except as the context may otherwise require in this report, references to:

- "we," "us," "our" and the "Company" are to SYNCHRONY FINANCIAL and its subsidiaries;

- "Synchrony" are to SYNCHRONY FINANCIAL only;

- the "Bank" are to Synchrony Bank (a subsidiary of Synchrony);

- the "Board of Directors" or "Board" are to Synchrony's board of directors;

- "CECL" are to the impairment model known as the Current Expected Credit Loss model, which is based on expected credit losses; and

- "VantageScore" are to a credit score developed by the three major credit reporting agencies which is used as a means of evaluating the likelihood that credit users will pay their obligations.

We provide a range of credit products through programs we have established with a diverse group of national and regional retailers, local merchants, manufacturers, buying groups, industry associations and healthcare service providers, which, in our business and in this report, we refer to as our "partners." The terms of the programs all require cooperative efforts between us and our partners of varying natures and degrees to establish and operate the programs. Our use of the term "partners" to refer to these entities is not intended to, and does not, describe our legal relationship with them, imply that a legal partnership or other relationship exists between the parties or create any legal partnership or other relationship. Information with respect to partner "locations" in this report is given at December 31, 2024. "Open accounts" represents credit card or installment loan accounts that are not closed, blocked or more than 60 days delinquent.

Unless otherwise indicated, references to "loan receivables" do not include loan receivables held for sale.

For a description of certain other terms we use, including "active account" and "purchase volume," see the notes to "*Management's Discussion and Analysis—Results of Operations—Other Financial and Statistical Data*." There is no standard industry definition for many of these terms, and other companies may define them differently than we do.

"Synchrony" and its logos and other trademarks referred to in this report, including CareCredit®, Quickscreen®, Dual Card™, Synchrony Car Care™ and SyPI™ belong to us. Solely for convenience, we refer to our trademarks in this report without the ™ and ® symbols, but such references are not intended to indicate that we will not assert, to the fullest extent under applicable law, our rights to our trademarks. Other service marks, trademarks and trade names referred to in this report are the property of their respective owners.

On our website at https://investors.synchrony.com, we make available under the "Filings & Regulatory-SEC Filings" menu selection, free of charge, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") as soon as reasonably practicable after such reports or amendments are electronically filed with, or furnished to, the SEC. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements, and other information that we file electronically with the SEC.

Industry and Market Data

This report contains various historical and projected financial information concerning our industry and market. Some of this information is from industry publications and other third-party sources, and other information is from our own data and market research that we commission. All of this information involves a variety of assumptions, limitations and methodologies and is inherently subject to uncertainties, and therefore you are cautioned not to give undue weight to it. Although we believe that those industry publications and other third-party sources are reliable, we have not independently verified the accuracy or completeness of any of the data from those publications or sources.

Cautionary Note Regarding Forward-Looking Statements:

Various statements in this Annual Report on Form 10-K may contain "forward-looking statements" as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which are subject to the "safe harbor" created by those sections. Forward-looking statements may be identified by words such as "expects," "intends," "anticipates," "plans," "believes," "seeks," "targets," "outlook," "estimates," "will," "should," "may," "aim," "focus," "confident," "trajectory," or words of similar meaning, but these words are not the exclusive means of identifying forward-looking statements.

Forward-looking statements are based on management's current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. As a result, actual results could differ materially from those indicated in these forward-looking statements. Factors that could cause actual results to differ materially include global political, economic, business, competitive, market, regulatory and other factors and risks, such as: the impact of macroeconomic conditions, including factors impacting consumer confidence and economic growth in the United States, and whether industry trends we have identified develop as anticipated; the impact of changes in the U.S. presidential administration and Congress on fiscal, monetary and regulatory policy; retaining existing partners and attracting new partners, concentration of our revenue in a small number of partners, and promotion and support of our products by our partners; cyber-attacks or other security incidents or breaches; disruptions in the operations of our and our outsourced partners' computer systems and data centers; the financial performance of our partners; the Consumer Financial Protection Bureau's ("CFPB") final rule on credit card late fees, including the timing for resolution and outcome of the litigation challenging the final rule, as well as changes to consumer behaviors in response to the final rule, if implemented, the product, pricing and policy changes that have been or will be implemented to mitigate the impacts of the final rule or the final rule not becoming effective; the sufficiency of our allowance for credit losses and the accuracy of the assumptions or estimates used in preparing our financial statements, including those related to the CECL accounting guidance; higher borrowing costs and adverse financial market conditions impacting our funding and liquidity, and any reduction in our credit ratings; our ability to grow our deposits in the future; damage to our reputation; our ability to securitize our loan receivables, occurrence of an early amortization of our securitization facilities, loss of the right to service or subservice our securitized loan receivables, and lower payment rates on our securitized loan receivables; changes in market interest rates; effectiveness of our risk management processes and procedures; reliance on models which may be inaccurate or misinterpreted; our ability to manage our credit risk; our ability to offset increases in our costs in retailer share arrangements; competition in the consumer finance industry; our concentration in the U.S. consumer credit market and susceptibility to market fluctuations and legislative and regulatory developments; our ability to successfully develop and commercialize new or enhanced products and services; our ability to realize the value of acquisitions, dispositions and strategic investments; reductions in interchange fees; fraudulent activity; failure of third-parties to provide various services that are important to our operations; international risks and compliance and regulatory risks and costs associated with international operations; alleged infringement of intellectual property rights of others and our ability to protect our intellectual property; litigation, regulatory actions and compliance issues; our ability to attract, retain and motivate key officers and employees; tax legislation initiatives or challenges to our tax positions and/or interpretations, and state sales tax rules and regulations; regulation, supervision, examination and enforcement of our business by governmental authorities, the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") and other legislative and regulatory developments and the impact of the CFPB's regulation of our business, including new requirements and constraints that Synchrony and the Bank are or will become subject to as a result of having $100 billion or more in total assets; impact of capital adequacy rules and liquidity requirements; restrictions that limit our ability to pay dividends and repurchase our common stock, and restrictions that limit the Bank's ability to pay dividends to us; regulations relating to privacy, information security and data protection; use of third-party vendors and ongoing third-party business relationships; and failure to comply with anti-money laundering and anti-terrorism financing laws.

For the reasons described above, we caution you against relying on any forward-looking statements, which should also be read in conjunction with the other cautionary statements that are included in "*Risk Factors Relating to Our Business*" and "*Risk Factors Relating to Regulation*." You should not consider any list of such factors to be an exhaustive statement of all of the risks, uncertainties, or potentially inaccurate assumptions that could cause our current expectations or beliefs to change. Further, any forward-looking statement, including under the heading *"Business Trends and Conditions"* below, speaks only as of the date on which it is made, and we undertake no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, except as otherwise may be required by law.

OUR BUSINESS

Our Company

We are a premier consumer financial services company delivering one of the industry's most complete digitally-enabled product suites. Our experience, expertise and scale encompass a broad spectrum of industries, including digital, health and wellness, retail, telecommunications, home, auto, outdoor, pet and more. We have an established and diverse group of national and regional retailers, local merchants, manufacturers, buying groups, industry associations and healthcare service providers, which we refer to as our "partners." We connect our partners and consumers through our dynamic financial ecosystem and provide them with a diverse set of financing solutions and innovative digital capabilities to address their specific needs and deliver seamless, omnichannel experiences. We utilize a broad set of distribution channels, including mobile apps and websites, as well as online marketplaces and business management solutions like point-of-sale platforms. Our offerings include private label, dual, co-brand and general purpose credit cards, as well as short- and long-term installment loans and consumer banking products. During 2024, we financed $182.2 billion of purchase volume, and at December 31, 2024, we had $104.7 billion of loan receivables and 71.5 million active accounts.

Our business benefits from longstanding and collaborative relationships with our partners, including some of the nation's leading retailers and manufacturers with well-known consumer brands, such as Lowe's and Sam's Club and also leading digital partners, such as Amazon and PayPal. We believe our business model has been successful because it aligns our interests with those of our partners and provides substantial value to both our partners and our customers. Our partners promote our credit products because they generate increased sales and strengthen customer loyalty. Our customers benefit from instant access to credit, discounts, or other benefits such as cash back rewards, and promotional offers. We seek to differentiate ourselves through our deep industry expertise, our long history of consumer lending, our innovative digital capabilities and our diverse product suite. We have omnichannel (in-store, online and mobile) technology and marketing capabilities, which allow us to offer and deliver our credit products instantly to customers across multiple channels. We continue to invest in, and develop, our digital assets as we aim to ensure our partners are well positioned for the rapidly evolving environment. We have been able to demonstrate our digital capabilities by providing solutions that meet the needs of our partners and customers, with approximately 57% of our consumer revolving applications in 2024 processed through a digital channel.

We conduct our operations through a single business segment. Profitability and expenses, including funding costs, credit losses and operating expenses, are managed for the business as a whole. Substantially all of our revenue generating activities are within the United States and are aligned through five sales platforms (Home & Auto, Digital, Diversified & Value, Health & Wellness and Lifestyle). Those platforms are organized by the types of partners we work with, and are measured on interest and fees on loans, loan receivables, active accounts and other sales metrics.

We offer our credit products primarily through our wholly-owned subsidiary, the Bank. In addition, through the Bank, we offer, directly to retail, affinity relationships and commercial customers, a range of deposit products insured by the Federal Deposit Insurance Corporation ("FDIC"), including certificates of deposit, individual retirement accounts ("IRAs"), money market accounts, savings accounts and sweep and affinity deposits. We also take deposits at the Bank through third-party securities brokerage firms that offer our FDIC-insured deposit products to their customers. Our deposit base has continued to serve as a source of stable and diversified low-cost funding for our credit activities. At December 31, 2024, we had $82.1 billion in deposits, which represented 84% of our total funding sources.

Our Sales Platforms

We offer our credit products through five sales platforms: Home & Auto, Digital, Diversified & Value, Health & Wellness and Lifestyle.

Set forth below is a summary of certain information relating to our sales platforms:



Home & Auto

Our Home & Auto sales platform provides comprehensive payments and financing solutions with integrated in-store and digital experiences through a broad network of partners and merchants providing home and automotive merchandise and services, as well as our Synchrony Car Care network and Synchrony HOME credit card offering. In March 2024, we completed our acquisition of Ally Financial Inc.'s point-of-sale financing business ("Ally Lending"), which deepened our presence in the home improvement sector, including specialty areas such as roofing, HVAC and windows. Home & Auto accounted for $5.8 billion, or 27%, of our total interest and fees on loans for the year ended December 31, 2024.

Home & Auto Partners

Our Home & Auto sales platform partners include a wide range of key retailers in the home improvement, furniture, bedding, flooring, appliance and electronics industry, such as Ashley HomeStores LTD, Floor & Decor, Lowe's, and Mattress Firm, as well as automotive merchandise and services, such as Chevron and Discount Tire. In addition, we also have program agreements with manufacturers, buying groups and industry associations, such as Generac, Nationwide Marketing Group and the Home Furnishings Association.

At December 31, 2024, the length of our relationship with each of our five largest partners was over 10 years, and in the case of Lowe's, 45 years.

2024 Partner Agreements:		
New partnerships:	• Bel Furniture • National Alliance Trade Merchants (NATM)	• The Carpet Guys
Program extensions:	• Associated Materials • Big Sandy • BrandsMart	• Generac • Jerome's Furniture • P.C. Richard & Son

Digital

Our Digital sales platform provides comprehensive payments and financing solutions with integrated digital experiences through partners and merchants who primarily engage with their consumers through digital channels. We enable our partners to deepen consumer engagement by embedding payments and financing solutions, delivering compelling value and rewards, and providing personalized offers within seamless experiences. We also work with our partners to extend digital relationships to in-person commerce. In addition to our partner products, we also offer a Synchrony-branded general purpose credit card. Digital accounted for $6.3 billion, or 29%, of our total interest and fees on loans for the year ended December 31, 2024.

Digital Partners

Our Digital sales platform includes key partners delivering digital payment solutions, such as PayPal, including our Venmo program, online marketplaces, such as Amazon and eBay, and digital-first brands and merchants, such as Fanatics, the Qurate brands, and Verizon.

The Digital sales platform has strong alignment with its partners through both long-standing relationships as well as new programs such as our partnership with Virgin Red in 2024. At December 31, 2024, the length of our relationship with each of our three largest partners was over 10 years, and in the case of PayPal, 20 years. The Digital sales platform has highly engaged customers and aims to continue to drive penetration and everyday use by expanding products, channels, and deeper user experience integrations.

2024 Partner Agreements:		
New partnerships:	• Virgin Red	
Program extensions:	• Cathay Pacific • Newegg	• Verizon

Diversified & Value

Our Diversified & Value sales platform provides comprehensive payments and financing solutions with integrated in-store and digital experiences through large retail partners who deliver everyday value to consumers shopping for daily needs or important life moments. Diversified & Value accounted for $4.8 billion, or 22%, of our total interest and fees on loans for the year ended December 31, 2024.

Diversified & Value Partners

Our Diversified & Value sales platform is comprised of five large retail partners: Belk, Fleet Farm, JCPenney, Sam's Club and TJX Companies, Inc. Through strong partner alignment, competitive value propositions, and embedding our products in the digital experience, we expect to continue to drive penetration and everyday use.

At December 31, 2024, the length of our relationship with each of these five partners was over 10 years, and in the case of Sam's Club, 31 years.

2024 Partner Agreements:		
Program extensions:	• JCPenney	• Sam's Club[1]

———————————

(1) Renewed in January 2025.

Health & Wellness

Our Health & Wellness sales platform provides comprehensive healthcare payments and financing solutions, through a network of providers and health related retail locations, for those seeking health and wellness care for themselves, their families and their pets, and includes our CareCredit brand, as well as partners such as Walgreens. Health & Wellness accounted for $3.7 billion, or 17%, of our total interest and fees on loans for the year ended December 31, 2024.

We offer customers a CareCredit-branded private label credit card that may be used across our network of CareCredit providers and our CareCredit Dual Card offering, access to installment loans at select providers and our Walgreens private label and Dual Card. In March 2024, we expanded our installment loan offering in health and wellness, including cosmetic, audiology and dentistry through our acquisition of Ally Lending.

In March 2024, we also sold Pets Best Insurance Services, LLC ("Pets Best") for consideration comprising a combination of cash and an equity interest in Independence Pet Holdings, Inc.

Health & Wellness Partners

The vast majority of our partners are individual and small groups of independent healthcare providers, which includes networks of healthcare practitioners that provide planned medical, elective and other procedures that generally are not fully covered by insurance. The remainder are primarily national and regional healthcare providers, such as Aspen Dental and Mars Petcare and health-focused retailers, such as Rite Aid and Walgreens. In addition, we also have over 160 relationships with professional and other associations (including the American Dental Association and the American Veterinary Medical Association), manufacturers and buying groups, which endorse and promote our credit products to their members.

At December 31, 2024, we had a network of Health & Wellness providers and health-focused retailers that collectively have over 285,000 locations. Excluding our program agreement with Walgreens, no single Health & Wellness partner accounted for more than 0.6% of our total interest and fees on loans for the year ended December 31, 2024. Accounts originated in dental practices accounted for 50% of Health & Wellness interest and fees on loans for the year ended December 31, 2024.

We believe our ability to attract new partners is aided by being able to provide partners access to our existing CareCredit account holder base. During 2024 over 210,000 provider and retail locations either processed a CareCredit application or made a sale on a CareCredit credit card, and our CareCredit provider locator averaged over 1.9 million views per month during the year ended December 31, 2024.

2024 Partner Agreements:		
New partnerships:	• Bond Veterinary • Lakefield Veterinary Group • LaserAway	• Pet Paradise • Western Veterinary
Extensions:	• Bosley • HearingLife • Innovetive	• LCA Vision • SCI • Suveto

During the year ended December 31, 2024 we also launched the integration of our CareCredit credit card with Pets Best, which is part of Independence Pet Holdings, Inc., to enable direct insurance claim reimbursement for customers.

Lifestyle

Lifestyle provides comprehensive payments and financing solutions with integrated in-store and digital experiences through partners and merchants who offer merchandise in power sports, outdoor power equipment, and other industries such as sporting goods, apparel, jewelry and music. We create customized credit programs for national and regional retailers, manufacturers, and industry associations. Credit extended in this platform, other than for our apparel and sporting goods retail partners, is primarily promotional financing. With our large retail partners, we continue to drive penetration and everyday use through strong partner alignment, competitive value propositions, and embedding our products in the digital experience. Lifestyle accounted for $1.1 billion, or 5%, of our total interest and fees on loans for the year ended December 31, 2024.

Lifestyle Partners

Our Lifestyle sales platform partners include a wide range of key retailers in the apparel, specialty retail, outdoor, music and luxury industry, such as American Eagle, Dick's Sporting Goods, Guitar Center, Kawasaki, Pandora, Polaris, Suzuki and Sweetwater.

At December 31, 2024, the length of our relationship with each of our five largest partners was approximately 10 years or longer, and in the case of American Eagle, 28 years.

2024 Partner Agreements:		
New partnerships:	• BRP	• Gibson
Program extensions:	• CF Moto	• EC Barton
	• Daniel's	• Reeds
	• Dick's Sporting Goods	

Corp, Other

Corp, Other includes activity and balances related to certain program agreements with retail partners and merchants that will not be renewed beyond their current expiration date and certain programs that were previously terminated, which are not managed within the five sales platforms discussed above. Corp, Other also includes amounts related to changes in the fair value of equity investments and realized gains or losses associated with the sale of businesses and investments.

Our Partner Agreements

Revenue

Our revenue we earn from our agreements with our partners primarily consists of interest and fees on our loan receivables, and in our program agreements that contain promotional financing, includes "merchant discounts," which are fees paid to us by our partners in almost all cases to compensate us for all or part of the foregone interest income associated with promotional financing. We offer promotional financing across all five of our sales platforms.

The types of promotional financing we offer includes deferred interest (interest accrues during a promotional period and becomes payable if the full purchase amount is not paid off during the promotional period), no interest (no interest on a promotional purchase) and reduced interest (interest is assessed monthly at a promotional interest rate during the promotional period). As a result, during the promotional period we do not generate interest income or generate it at a lower rate, although we continue to generate fee income relating to late fees on required minimum payments. For these promotional financing offerings, we generally partner with sellers of "big-ticket" products or services or large basket transactions (generally priced from $500 to $25,000+) to consumers where our financing products and industry expertise provide strong incremental value to our partners and their customers. In addition to our revolving products, we also offer secured installment loans for certain large purchases, primarily for power sports and outdoor power equipment, and also offer unsecured installment loans primarily in our Home & Auto and Health & Wellness sales platforms and also through our other installment products, such as our Synchrony Pay in 4 product for short-term loans. We also promote our programs to sellers through direct marketing activities such as industry trade publications, trade shows and sales efforts by dedicated internal and external sales teams, leveraging our existing partner network or through endorsements through manufacturers and industry associations. Our broad array of point-of-sale technologies and quick enrollment process allow us to quickly and effectively integrate new partners and providers.

Our five largest programs based upon interest and fees on loans for the year ended December 31, 2024, were Amazon, JCPenney, Lowe's, PayPal and Sam's Club. These programs accounted in aggregate for 54% of our total interest and fees on loans for the year ended December 31, 2024, and 51% of loan receivables at December 31, 2024. Our programs with Lowe's, PayPal, which includes our Venmo program, and Sam's Club, each accounted for more than 10% of our total interest and fees on loans for the year ended December 31, 2024. The length of our relationship with each of our five largest partners is over 17 years, and in the case of Lowe's, 45 years. During the year ended December 31, 2024 we extended our program agreement with JCPenney and in January 2025 we extended our program agreement with Sam's Club. The current expiration dates for program agreements with our five largest partners range from 2026 through 2034.

Other income related to our program agreements primarily consists of interchange fees, fees paid to us by customers who purchase our Payment Security product and other customer-related fees, such as paper statement fees, less costs incurred related to loyalty programs that we operate for a number of our partners. Interchange fees are earned when our Dual Card credit cards are used outside of our partners' sales channels, and from transactions using our general purpose co-branded credit cards.

Program Agreements

Our private label credit cards, Dual Cards, co-branded credit card and installment programs for our retail and digital partners are typically governed by program agreements that are each negotiated separately with our partners. Although the terms of the agreements are partner-specific, and may be amended from time to time, under a typical program agreement, our partner agrees to support and promote the program to its customers, but we control credit criteria and issue products to customers who qualify under those criteria. We own the underlying accounts and all loan receivables generated under the program from the time of origination. Other key provisions in our program agreements include:

Term

Our program agreements typically have contract terms ranging from approximately three to ten years. Many program agreements have renewal clauses that provide for automatic renewal for one or more years until terminated by us or our partner. We typically seek to renew the program agreements well in advance of their termination dates. Some program agreements are subject to termination prior to the scheduled termination date by us or our partner for various reasons. See *Termination* below for additional information.

Exclusivity

Our program agreements are typically exclusive for the products we offer and limit our partners' ability to originate or promote other private label or co-branded credit cards during the term of the agreement. The terms of our program agreements with national and regional retailers and manufacturers are typically similar to the terms of our program agreements in that we are the exclusive provider of financing for the products we offer, or in the case of some of our programs, may allow to have several primary lenders. Some program agreements, however, allow the merchant to use a second source lender after an application has been submitted to us and declined.

Retailer Share Arrangements

Most of our program agreements with large retail and certain other partners contain retailer share arrangements that provide for payments to our partner if the economic performance of the program exceeds a contractually-defined threshold. Economic performance for the purposes of these arrangements is typically measured based on agreed upon program revenues (including interest income and certain other income) less agreed upon program expenses (including interest expense, provision for credit losses, retailer payments and operating expenses). We may also provide other economic benefits to our partners such as royalties on purchase volume or payments for new accounts, in some cases instead of retailer share arrangements (for example, on our co-branded credit cards). All of these arrangements are intended to align our interests and provide an additional incentive to our partners to promote our credit products.

Certain program agreements set forth the program's economic terms, including the merchant discount applicable to each promotional finance offering for credit card and installment loans. We typically do not pay fees to these partners pursuant to any retailer share arrangements, but in some cases we pay a sign-up fee to a partner or provide volume-based rebates on the merchant discount paid by the partner.

Other Economic Terms

In addition to the retailer share arrangements, the program agreements typically provide that the parties will develop a marketing plan to support the program, and they set the terms by which a joint marketing budget is funded, the basic terms of the rewards program linked to the use of our product (such as opportunities to receive double rewards points for purchases made on a product), and the allocation of costs related to the rewards program.

Termination

The program agreements set forth the circumstances in which a party may terminate the agreement prior to expiration. Our program agreements generally permit us and our partner to terminate the agreement prior to its scheduled termination date for various reasons, including if the other party materially breaches its obligations. Some program agreements also permit our partner to terminate the program if we fail to meet certain service levels or change certain key cardholder terms or our credit criteria, we fail to achieve certain approval rate targets with respect to approvals of new customers, we elect not to increase the program size when the outstanding loan receivables under the program reach certain thresholds, we are not adequately capitalized, certain force majeure events occur or certain changes in our ownership occur. Certain program agreements are also subject to early termination by a party if the other party has a material adverse change in its financial condition. Historically, these rights have not typically been triggered or exercised. Some of our program agreements provide that, upon termination or expiration, our partner may purchase or designate a third party to purchase the accounts and loan receivables generated with respect to its program at fair market value or a stated price, including all related customer data.

Buying Groups, Manufacturers and Industry Associations

The programs we have established with buying groups, manufacturers and industry associations, such as the Home Furnishings Association, Jewelers of America, Kawasaki, Nationwide Marketing Group and Polaris, are governed by program agreements under which we make our credit products available to their respective members or dealers. These arrangements may include sign-up fees and volume-based incentives paid by us to the groups and their members but these agreements generally do not require the members or dealers to offer our products to their customers. Under the terms of the program agreements, buying groups, manufacturers and industry associations generally agree to support and promote the respective programs.

Synchrony-Branded Networks

Our Synchrony-branded networks are focused on specific industries, where we create either company-branded or company and partner-branded private label credit cards that are usable across all participating locations within the industry-specific network. For example, our Synchrony Car Care network, comprised of merchants selling automotive parts, repair services and tires, covers over one million locations across the United States, and cards issued may be dual branded with Synchrony Car Care and partners such as Chevron, Citgo, Napa, P66, Pep Boys or Summit Racing. Under the terms of these networks, we establish merchant discounts applicable to each financing offer. In addition, we also earn interchange fees through credit card transactions outside of the program network. The Synchrony Car Care network allows for expanded use outside of the program network at certain related merchants, such as gas stations. Similarly, the Synchrony HOME credit card is accepted at participating home-related partner locations nationwide. See *Healthcare Provider Agreements* below for a discussion of our CareCredit branded network.

Dealer Agreements

For the programs we have established with manufacturers, buying groups, industry associations, industry specific programs and Synchrony-branded networks described above, we enter into individual agreements with the merchants and dealers that offer our credit products under these programs. These agreements generally are not exclusive and some parties who offer our financing products also offer financing from our competitors. Our agreements generally continue until terminated by either party, with termination typically available to either party at will upon 15 days' written notice. Our dealer agreements set forth the economic terms associated with the program, including the fees charged to dealers to offer promotional financing, and in some cases, allow us to periodically change the fees we charge.

Healthcare Provider Agreements

We enter into provider agreements with individual healthcare providers who become part of our CareCredit network. These provider agreements are not exclusive and typically may be terminated at will upon 15 days' notice. Multi-year agreements are in place for larger multi-location relationships across all markets. There are typically no retailer share arrangements with individual healthcare providers, national and regional healthcare providers and health-focused retailers in Health & Wellness.

We screen potential healthcare providers using a variety of criteria, including whether the potential provider specializes in one of our approved specialties, carries the appropriate licensing and certifications, and meets our underwriting criteria. We also screen potential partners for reputational issues. We work with professional and other associations, manufacturers, buying groups, industry associations and healthcare consultants to educate their constituents about the products and services we offer. We also approach individual healthcare service providers through direct mail, advertising, and at trade shows.

Acquiring and Marketing to Our Customers

We market to existing and potential customers by collaborating directly with our partners and providers to seamlessly integrate our product offerings within their distribution networks, communication channels and customer interactions. We believe our presence at their points of sale (in-store, online and mobile environments) enables greater conversion rates, incremental purchases, and higher overall sales for our partners and providers. This dynamic also enables us to acquire new customer accounts at a discount compared to the traditional methods of acquiring new customers.

To attract new customers, we collaborate closely with our partners and providers and apply marketing expertise to create integrated programs promoting our products. Frequently, our partners and providers will market the availability of credit as part of their advertising for goods and services.

We deliver our marketing program offers, such as "10% off the customer's first purchase," and consumer communications through a variety of channels. These outlets often include in-store signage, online advertising, retailer website placement, associate communication, emails, text messages, direct mail campaigns and advertising circulars. Our marketing channels are often a combination of television, radio, print and digital marketing which includes search engine optimization, paid search, social media, display, personalization, capabilities and product education.

We also employ our proprietary Quickscreen acquisition method to make targeted pre-approved credit offers at the point-of-sale. Our Quickscreen technology allows us to process customer information obtained from our partners through our risk models so that when these customers seek to make payments for goods and services at our partners' points-of-sale, we can offer them credit instantly, if appropriate. Based on our experience, due to the personalized and immediate nature of the offer, Quickscreen significantly outperforms traditional direct-to-consumer channels, such as direct mail or email in response rate and dollar spending.

Customer engagement at Synchrony is driven by our growth organization, which encompasses marketing, data analytics, customer experience, product development, incubation, branding, go-to-market and commercialization teams. Organizing these critical disciplines into one cohesive group helps Synchrony drive continued growth, execute our strategy more quickly and deliver the right capabilities to partners and customers through one of the industry's most complete, digitally-enabled consumer financing and payments product suite.

Marketing and Data Analytics

Our partners leverage our expertise in financial services marketing to complement their brand promotions. Our marketing teams offer expertise and experience in omnichannel strategy and planning, utilizing a comprehensive set of tools and machine learning algorithms, often tailored to the portfolio or product, focused on expanding and optimizing customer relationships.

Our proprietary access to data and insights from our approximately 70 million customers, as well as additional consumer data from our partners and other third parties, allows us to meaningfully connect with consumers based on their unique attributes. Our data-driven approach helps us identify audiences for credit acquisition and utilization, increases sales conversions and provides behavioral insights that help increase product usage and reinforce our value proposition.

After a customer obtains one of our products, our marketing programs encourage ongoing card usage by communicating the benefits of our products and value propositions that help deepen the relationship with the customer. Examples include promotional financing offers, cardholder events, product and partner discounts, product upgrades, dollar-off certificates, account holder sales, reward points and offers, new product announcements and previews, and other specific partner value offerings.

These programs are executed through our partners' direct-to-consumer distribution channels as well as our own. Historically, these activities targeted to existing customers have yielded high levels of re-use of our credit products. For example, during the year ended December 31, 2024, approximately 62% of purchase volume across our CareCredit network resulted from repeat use at one or more providers.

Technology and Product Development

We leverage information technology to deliver products and services that are designed to meet the needs of our customers and partners and enable us to operate our business efficiently. The integration of our technology with our partners is at the core of our value proposition, enabling, among other things, customers to "apply and buy" at the point-of-sale, and many of our partners to settle transactions directly with us without an interchange fee.

A key part of our strategic focus is on continuing to scale our multi-product offerings to our customers and partners. Our products team oversees the development and delivery of new products and capabilities to enhance consumers' shopping journey and to anticipate the evolving needs of both consumers and retailers, while providing scalability of products across our sales platforms. This work encompasses investing in a dedicated innovation team who collaborates with our partners and prospective partners, to seek competitive advantages in the marketplace and to maximize opportunities for business growth.

Our product suite includes Synchrony's Pay Later solution, which was offered at an expanded number of partners in 2024, including JCPenney. The Synchrony Pay Later solution comes in the form of a pay monthly product, as well as in a Pay in 4 product that charges no interest and fees, and requires the consumer to make four equal payments to pay off their purchase. Both products enhance our ability to execute our multi-product strategy which is grounded in identifying the best product for the customer and our partners to drive profitable program growth.

Digital and Mobile Capabilities

Our organization also remains focused on investing in key technology to broaden our digital and mobile capabilities, bringing to market new features, channels and experiences for our customers and enhancing our existing digital experiences. Our digital capabilities provide a range of choices for our partners both in the product offerings available for customers and in the ease of flexibility through which their teams can integrate our solutions.

Our customers continue to demonstrate their preference to interact with Synchrony through these digital experiences. In 2024, approximately 57% of our consumer credit card applications were made via online or mobile channels, and over 75% of our consumer credit card accounts with an outstanding balance had activated digital account servicing capabilities.

Our approach continues to be focused on creating exceptional digital experiences through all aspects of the customer journey, whether in-store or online. For example, by leveraging our tokenization platform, we are able to offer partners the ability to display single-use virtual cards within our installment products (such as our Synchrony Pay in 4 product), allowing for a seamless in-store experience that does not require any integration efforts on their behalf.

In addition, we continue to expand the ways in which our customers can access our products. Our Pay with Synchrony mobile application available within the Clover point-of-sale platform enables our customers to apply for a new card or installment loan and complete the transaction all within the Clover digital experience. We have also expanded the provisioning of our products in third-party digital wallets, primarily Apple Pay and Google Pay.

We are also focused on enhancements to our consumer-facing digital properties. Our online marketplace allows our customers to shop a broad set of Synchrony partner brands, log in to manage their accounts, and access Synchrony credit card offers. In addition, we have added several additional servicing features to the MySynchrony mobile application and enabled login access across multiple Synchrony-branded credit cards via the mobile application.

Loyalty Programs

We operate loyalty programs that provide rewards to our customers that are designed to foster engagement, drive incremental purchases and promote customer retention. Many of our credit card value propositions include reward offers that accrue, typically based upon customer spend, and can be applied toward a future purchase, or in some cases a cash back or statement credit.

We continue to support and integrate the Synchrony brand into our partners' loyalty programs, which are offered to customers who also use non-credit payment types such as cash, debit or check. Leveraging multi-tender loyalty programs allows our partners to market to an expanded customer base and enables us to connect with additional prospective cardholders.

Commercial Customers

In addition to our efforts to acquire consumer cardholders, we continue to focus on acquiring small to mid-sized commercial customers. We offer these customers private label credit cards and Dual Cards that are similar to our consumer offerings and our approach to acquiring these customers is consistent with our consumer strategies. Additionally, we continue to focus on marketing our commercial pay-in-full accounts receivable product that supports a wide range of business customers.

Customer Service and Production Services

Customer service is an important feature of our relationship with both our partners and our customers. We care for our customers, value their opinions and attempt to resolve customer inquiries and concerns during the initial customer interaction. Our customers can contact us via phone, mail, email, eService, eChat and social media.

We provide service for all of our customers through our eight domestic geographic hubs and three international call centers. We maintain several centers of excellence to ensure the quality of our customer service across all of our locations. Examples of these centers of excellence include back office, quality assurance, customer experience, training, workforce and capacity planning, surveillance and process control.

In addition to our customer service teams, our service delivery solutions organization oversees personalization, fulfillment and delivery of credit cards to our customers, as well as printing and mailing of credit card billing statements and other communications. Our digital channels also allow for our customers to receive statements and make payments electronically. We continue to encourage adoption of this option through regular communication with our customers. We utilize our third-party provider, Fiserv Solutions LLC ("Fiserv"), for these production services, as well as for producing cards, statements and other mailings for our deposit customers. We also utilize a third-party provider for our paper payment processing services. While all of these services are outsourced, we monitor and maintain oversight of these activities.

Our Credit Products

Through our sales platforms, we offer three principal types of credit products: credit cards, commercial credit products and consumer installment loans. We also offer our Payment Security program, which is a debt cancellation product.

The following table sets forth each credit product by type and indicates the percentage of our total loan receivables that are under standard terms only or pursuant to a promotional financing offer at December 31, 2024.

| | | Promotional Offer | | |
Credit Product	Standard Terms Only	Deferred Interest	Other Promotional	Total
Credit cards	60.4 %	18.5 %	13.6 %	92.5 %
Commercial credit products	1.7	—	—	1.7
Consumer installment loans	—	0.2	5.5	5.7
Other	0.1	—	—	0.1
Total	62.2 %	18.7 %	19.1 %	100.0 %

Credit Cards

Our credit card products are loans we extend through open-ended revolving credit card accounts. Substantially all of our credit card business is in the United States. We offer the following principal types of credit cards:

Private Label Credit Cards

Private label credit cards are partner-branded credit cards (e.g., Lowe's or Amazon) or program-branded credit cards (e.g., Synchrony Car Care or CareCredit) that are used primarily for the purchase of goods and services from the partner or within the program network. In addition, in some cases, cardholders may be permitted to access their credit card accounts for cash advances.

Credit under a private label credit card typically is extended either on standard terms only, which means accounts are assessed periodic interest charges using an agreed non-promotional fixed and/or variable interest rate, or pursuant to a promotional financing offer, involving deferred interest, no interest or reduced interest during a set promotional period. Promotional periods typically range between six and 60 months, but we may agree to longer terms with the partner. In almost all cases, we receive a merchant discount from our partners to compensate us for all or part of the foregone interest income associated with promotional financing. The terms of these promotions vary by partner, but generally the longer the deferred interest, reduced interest or interest-free period, the greater the partner's merchant discount. Some offers permit customers to pay for a purchase in equal monthly payments with no interest or at a reduced interest rate, rather than deferring or delaying interest charges. For our deferred interest products, approximately 80% of customer transactions are typically paid off before interest is assessed. In Health & Wellness, standard rate financing generally applies to charges under $200.

We typically do not charge interchange or other fees to our partners when a customer uses a private label credit card to purchase our partners' goods and services through our payment system.

Dual Cards and General Purpose Co-Branded Cards

Our patented Dual Cards are credit cards that function as private label credit cards when used to purchase goods and services from our partners, and as general purpose credit cards when used to make purchases from other retailers wherever cards from those card networks are accepted or for cash advance transactions. We currently issue Dual Cards for use on the MasterCard and Visa networks and we have the potential capability to issue Dual Cards for use on the American Express and Discover networks.

We also offer general purpose co-branded credit cards that do not function as private label credit cards, as well as, a Synchrony-branded general purpose credit card.

Dual Cards and general purpose co-branded credit cards are offered across all of our sales platforms and credit is typically extended on standard terms only. At December 31, 2024, we offered either Dual Cards or general purpose co-branded credit cards through over 15 of our large partners, of which the majority are Dual Cards, as well as our CareCredit Dual Card. We intend to continue to increase the number of partner programs that offer Dual Cards or general purpose co-branded credit cards and seek to increase the portion of our loan receivables attributable to these products. Consumer Dual Cards and Co-branded cards totaled 28% of our total loan receivables portfolio at December 31, 2024.

Charges using a Dual Card in connection with purchases made by cardholders other than in-store or online from that partner or from general purpose co-branded credit cards generate interchange income for us.

Terms and Conditions

As a general matter, the financial terms and conditions governing our credit card products vary by program and product type and change over time, although we seek to standardize the non-financial provisions consistently across all products. The terms and conditions of our credit card products are governed by a cardholder agreement and applicable laws and regulations.

We assign each card account a credit limit when the account is initially opened. Thereafter, we may increase or decrease individual credit limits from time to time, at our discretion, based primarily on our evaluation of the customer's creditworthiness and ability to pay.

For the vast majority of accounts, periodic interest charges are calculated using the daily balance method, which results in daily compounding of periodic interest charges, subject to, at times, a grace period on new purchases. Cash advances are not subject to a grace period, and some credit card programs do not provide a grace period for promotional purchases. In addition to periodic interest charges, we may impose other charges and fees on credit card accounts, including, as applicable and provided in the cardholder agreement, cash advance transaction fees and late fees where a customer has not paid at least the minimum payment due by the required due date.

Typically, each customer with an outstanding debit balance on their credit card account must make a minimum payment each month. A customer may pay the total amount due at any time without penalty. We also may enter into arrangements with delinquent customers to extend or otherwise change payment schedules and to waive interest charges and/or fees.

Commercial Credit Products

We offer private label cards and Dual Cards for commercial customers that are similar to our consumer offerings. We also offer a commercial pay-in-full accounts receivable product to a wide range of business customers.

Installment Loans

We originate secured installment loans to consumers (and a limited number of commercial customers) in the United States, primarily for power products in our Outdoor market (motorcycles, ATVs and lawn and garden). We also offer unsecured installment loans primarily in our Home & Auto and Health & Wellness sales platforms and through our various other installment products, such as our Synchrony Pay Later solutions, including pay monthly and Pay in 4 products, for short-term loans. Installment loans are closed-end credit accounts where the customer pays down the outstanding balance in installments. The terms of our installment loans are governed by customer agreements and applicable laws and regulations. Installment loans at December 31, 2024 include loan receivables related to Ally Lending that we acquired in March 2024.

Installment loans, other than our Synchrony Pay Later Pay in 4 product, are generally assessed periodic finance charges using fixed interest rates. In addition to periodic finance charges, we may impose other charges and fees on loan accounts, including late fees where a customer has not made the required payment by the required due date and returned payment fees.

Payment Security Program

We offer our Payment Security program, which is a debt cancellation product, to our credit card customers via direct to consumer online and mobile channels. Customers who choose to purchase this product are charged a monthly fee based on their ending balance on each billing statement. In return, the Bank will cancel all or a portion of a customer's credit card balance in the event of certain qualifying life events.

Consumer Banking

Through the Bank, we offer our customers a range of FDIC-insured deposit products. The Bank obtains deposits directly from retail, affinity relationships and commercial customers ("direct deposits") or through third-party brokerage firms that offer our FDIC-insured deposit products to their customers ("brokered deposits"). At December 31, 2024, we had $82.1 billion in deposits, comprised of $72.3 billion of direct deposits and $9.8 billion of brokered deposits. At December 31, 2024, deposits represented 84% of our total funding sources. Retail customers accounted for the substantial majority of our direct deposits at December 31, 2024. During 2024, retail deposits were received from approximately 695,000 customers that had a total of approximately 1.5 million accounts. The Bank had an 84% retention rate on certificates of deposit balances up for renewal for the year ended December 31, 2024. FDIC insurance is provided for our deposit products up to applicable limits.

We continue to focus on expanding our online direct banking operations and our deposit base serves as a source of stable and diversified low-cost funding for our credit activities. Our online platform is highly scalable allowing us to expand without having to rely on a traditional "brick and mortar" branch network. We believe we are well-positioned to continue to benefit from the consumer preference for direct banking. According to the 2024 American Bankers Association survey, approximately 82% of customers primarily use direct channels (internet, mail, phone and mobile) to manage their bank accounts.

During 2024 we continued to make investments in our servicing and digital platforms to expand features available for self-service and improve the user experience. Our deposit products include certificates of deposit, IRAs, money market accounts and savings accounts. We market our deposit products through multiple channels including digital and print. Customers can apply for, fund, and service their deposit accounts online, mobile or via phone. We have dedicated banking representatives within our call centers to service deposit accounts. Fiserv provides the core banking platform for our online retail deposits including a customer-facing account opening and servicing platform. In addition, the Bank offers a PayPal-branded affinity deposit product through PayPal's mobile application and website.

To attract new deposits and retain existing ones, we may introduce new deposit products, enhancements to our existing products, and deliver new capabilities. This may include the introduction of transactional capabilities, additional digital servicing options, person-to-person payment features, new affinity relationships, and Synchrony-branded debit cards. Our focus on deposit-taking and related branding efforts will also enable us to offer other branded direct banking products more efficiently in the future.

We seek to differentiate our deposit product offerings from our competitors on the basis of brand, reputation, convenience, customer service and value. Our deposit products emphasize reliability, trust, security, convenience and attractive rates.

Credit Risk Management

Credit risk management is a critical component of our management and growth strategy. Credit risk refers to the risk of loss arising from customer default when customers are unable or unwilling to meet their financial obligations to us. Our credit risk arising from credit products is generally highly diversified across approximately 117 million open accounts at December 31, 2024, without significant individual exposures. We manage credit risk primarily according to customer segments and product types.

We have developed proprietary credit tools which we call Synchrony PRISM. Through Synchrony PRISM we leverage a broad spectrum of data to yield powerful, proprietary insights to enable a more holistic view of our applications and customers.

Customer Account Acquisition

We have developed programs to promote credit with each of our partners and apply a consistent underwriting approach using our Synchrony PRISM tools that have varying results across our client portfolios based on the underlying credit characteristics of their customer base and applicant pool. We originate credit accounts through several different channels, including in-store, mail, internet, mobile, telephone and pre-approved solicitations. In addition, we have, and may in the future, acquire accounts that were originated by third parties in connection with establishing programs with new partners.

Regardless of the channel, in making the initial credit approval decision to open a credit card or other account or otherwise grant credit, we follow a series of credit and fraud underwriting procedures. In most cases, when applications are made in-store or digitally, the process is fully automated and applicants are notified of our credit decision immediately. We obtain certain information provided by the applicant, leverage historical performance on other Synchrony accounts, where applicable, as well as partner data on the consumer, and obtain a credit bureau report from one of the major credit bureaus. The credit report information we obtain is electronically transmitted into industry scoring models and our proprietary scoring models developed to assess credit worthiness. The credit risk management team determines in advance the qualifying credit worthiness and initial credit line assignments for applicants for each portfolio and product type. We periodically analyze performance trends of accounts originated at different score levels as compared to projected performance and adjustments to the minimum credit worthiness or the opening credit limit to manage credit risk are made as necessary.

We also apply additional application screens based on various inputs, including credit bureau information, alternative data, our previous experience with the customer and information provided by our partner, to help identify additional factors, such as potential fraud and prior bankruptcies, before qualifying the application for approval. We compare applicants' names against the Specially Designated Nationals list maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury ("OFAC"), as well as screens that account for adherence to USA PATRIOT Act of 2001 (the "Patriot Act") and Credit Card Accountability Responsibility and Disclosure Act of 2009 (the "CARD Act") requirements, including ability to pay requirements for our revolving products.

We also use pre-approved account solicitations for certain programs. Potential applicants are pre-screened using information provided by our partner or obtained from outside lists, and qualified individuals receive a pre-approved credit offer by mail or email.

Acquired Portfolio Evaluation

Our risk management team evaluates each portfolio that we acquire in connection with establishing programs with new partners to ensure the portfolio satisfies our credit risk guidelines. As part of this review, we receive data on the third-party accounts and loans, which allows us to assess the portfolio on the basis of certain core characteristics, such as historical performance of the assets and distributions of credit and loss information. In addition, we benchmark potential portfolio acquisitions against our existing programs to assess relative current and projected risks. Finally, our risk management team must approve the acquisition, taking into account the results of our risk assessment process. Once assets are migrated to our systems, our account management protocols will apply immediately as described below under "—*Customer Account Management*," "—*Credit Authorizations of Individual Transactions*" and "—*Collections and Recovery*."

Customer Account Management

We regularly assess the credit risk exposure of our customer accounts. This ongoing assessment includes information relating to the customer's performance with respect to their account with us, as well as information from credit bureaus relating to the customer's broader credit performance. To monitor and control the quality of our loan portfolio (including the portion of the portfolio originated by third parties), we use behavioral scoring models that we have developed to score each active account on its monthly cycle date. Proprietary risk models, together with the credit scores obtained on each active account no less than quarterly, are an integral part of our credit decision-making process. Depending on the duration of the customer's account, usage, risk profile and other performance metrics, the account may be subject to a range of account actions, including limits on transaction authorization and increases or decreases in purchase and cash credit limits as applicable.

Credit Authorizations of Individual Transactions

Once an account is opened, subsequent transactions by customers with revolving cards are subject to our credit authorization system. Each potential sales transaction is passed through our authorization system, which considers a variety of behavior and risk factors to determine whether the transaction should be approved or declined, and whether a credit limit adjustment is warranted.

Fraud Investigation

We provide follow up and research with respect to different types of fraud such as fraud rings, new account fraud and transactional fraud. We have developed proprietary fraud models to identify new account fraud and deployed tools that help identify transaction purchase behavior outside a customer's established pattern. Our proprietary models are also complemented by externally sourced models and tools used across the industry to better identify fraud and protect our customers. We also are continuously implementing new and improved fraud and authentication technologies designed to prevent, detect and mitigate fraud.

Collections and Recovery

All monthly billing statements of accounts with past due amounts include a request for payment of these amounts. Collections personnel generally initiate contact with customers within 30 days after any portion of their balance becomes past due. The nature and the timing of the initial contact, typically a personal call, email, text message or letter, are determined by a review of the customer's prior account activity and payment habits.

We re-evaluate our collection and recovery efforts and consider the implementation of other techniques, including internal collection activities, use of external vendors and the sale of debt to third-party buyers, as a customer becomes increasingly delinquent. We aim to limit our exposure to delinquencies through controls within the transaction authorization processes, the imposition of credit limits and criteria-based account suspension and revocation processes. In certain situations, we may enter into arrangements to extend or otherwise change payment schedules, decrease interest rates and/or waive fees to aid customers experiencing financial difficulties in their efforts to become current on their obligations to us.

Human Capital

At Synchrony, people power our business, and our success depends, in large part, on our ability to recruit, develop, motivate and retain employees with the skills to execute our long-term strategy. We prioritize hiring the most qualified candidates. We design our hiring and promotional processes with the aim to create a workforce that supports the needs of our business and is reflective of the markets where we operate. We use data analytics to continually monitor demographics of our workforce (including hiring and attrition), government data to understand the markets in which we operate, and our annual employee survey to understand employee sentiments related to our culture.

Over the past few years we transformed how we work, how we support our people and how we connect and engage, with a focus on being nimble and agile. We have changed our overall approach to getting work done by adopting a "hub" model that, depending on business needs, enables employees across all roles and levels to work from home or a physical hub. Physical hubs enable face-to-face interactions and are also used as cultural and innovation centers where we host events, collaboration days, town halls, agile sprints, networking and other important business activities. To support and promote employee engagement and development, we maintain eight employee resource groups that are open to all employees. Currently, over 12,000 employees participate in at least one of these groups.

At Synchrony, we are proud of the many benefits and programs that we have created for our employees. But we believe we are never done. This is why we will continue to listen to our employees and adapt to their needs. Through ongoing, multichannel communications such as all-employee town halls where questions are submitted to our Chief Executive Officer ("CEO") and other senior leaders or through more targeted pulse surveys of our employee base, their feedback is included in our decision-making process. Synchrony partners with Great Place to Work® to conduct an annual employee engagement survey as well as smaller pulse surveys on a periodic basis. The results help us better understand what our employees think we are doing right and identify areas for positive change. In 2024, 90% of Synchrony employees participated in our employee engagement survey globally and 95% of the participants responded, "Taking all things into account, I would say this is a great place to work".

At December 31, 2024 we had over 20,000 full-time employees. At December 31, 2024, our global workforce was 61% female and 38% male. In the United States, ethnicity of our workforce was 49% White, 19% Black, 17% Hispanic, 8% Asian, 4% two or more races, 1% Native American, less than 1% Native Hawaiian or Pacific Islander and 2% that did not list ethnicity.

At Synchrony, we offer competitive compensation and benefits to all employees, and regularly conduct market pay analyses to inform our approach. We plan to increase the minimum wage to $21.50 per hour for all hourly employees in the United States effective March 1, 2025. We also provide total wellness benefits for all employees including generous time off, well-being coaches, financial counselors and fitness reimbursements. We also offer emergency backup childcare benefits for up to 60 days which includes enhanced childcare reimbursement where employees can use any caregiver they choose.

Regulation

Our business, including our relationships with our customers, is subject to regulation, supervision and examination under U.S. federal, state and foreign laws and regulations. These laws and regulations cover all aspects of our business, including lending and collection practices, treatment of our customers, safeguarding deposits, customer privacy and information security, capital structure, liquidity, dividends and other capital distributions, transactions with affiliates, and conduct and qualifications of personnel. Such laws and regulations directly and indirectly affect key drivers of our profitability, including, for example, capital and liquidity, product offerings, risk management, and costs of compliance.

As a savings and loan holding company and financial holding company, Synchrony is subject to regulation, supervision and examination by the Federal Reserve Board. As a large provider of consumer financial services, we are also subject to regulation, supervision and examination by the CFPB.

The Bank is a federally chartered savings association. As such, the Bank is subject to regulation, supervision and examination by the Office of the Comptroller of the Currency of the U.S. Treasury (the "OCC"), which is its primary regulator, and by the CFPB. In addition, the Bank, as an insured depository institution, is supervised by the FDIC. For a discussion of the specific regulations related to our business see "*Regulation—Regulation Relating to Our Business*" of this Form 10-K Report.

Competition

Our industry continues to be highly competitive. We compete for relationships with partners in connection with retaining existing or establishing new consumer credit programs. Our primary competitors for partners include major financial institutions such as American Express, Bread Financial, Capital One, JPMorgan Chase, Citibank, TD Bank and Wells Fargo, and to a lesser extent, financial technology companies, point-of-sale lending focused companies and potential partners' own in-house financing capabilities. We compete for partners on the basis of a number of factors, including program financial and other terms, technological capabilities, underwriting capabilities, marketing expertise, service levels, product and service offerings (including incentive and loyalty programs), integration, brand and reputation. In addition, some of our competitors have a business model that allows for their partners to manage underwriting (e.g., new account approval), customer service and collections, and other core banking responsibilities that we retain.

We also compete for customer usage of our credit products. Consumer credit provided, and credit card payments made, using our cards constitute only a small percentage of overall consumer credit provided and credit card payments in the United States. Consumers have numerous financing and payment options available to them. As a form of payment, our products compete with cash, checks, debit cards, general purpose credit cards (Visa, MasterCard, American Express and Discover Card), various forms of consumer installment loans, other private-label card brands, and prepaid cards and all forms of electronic payment. In the future, we expect our products may face increased competitive pressure to the extent that our products are not, or do not continue to be, accepted in, or compatible with digital wallet technologies such as Apple Pay, Samsung Pay, Android Pay and other similar technologies. We may also face increased competition from current competitors or others who introduce or embrace disruptive technology that significantly changes the consumer credit and payment industry. We compete for customers and their usage of our products, and to minimize transfers to competitors of our customers' outstanding balances, based on a number of factors, including pricing (interest rates and fees), product offerings, credit limits, incentives (including loyalty programs) and customer service. Some of our competitors provide a broader selection of services, including home and automobile loans and other consumer banking services, which may position them better among customers who prefer to use a single financial institution to meet all of their financial needs. In addition, some of our competitors are substantially larger than we are, may have substantially greater resources than we do or may offer a broader range of products and services than we do. Moreover, some of our competitors, including new and emerging competitors in the digital and mobile payments space, are not subject to the same regulatory requirements or legislative scrutiny to which we are subject. Non-bank providers of pay-over-time solutions, such as Affirm, Afterpay, Klarna and others, extend consumer credit-like offerings but do not face the same restrictions, such as capital requirements and other regulatory requirements, as banks which also could place us at a competitive disadvantage. In addition, some larger technology focused companies, e.g., Apple and Google, and larger retailers, e.g., Target and Walmart, are now offering financial products sometimes in collaboration with our competitors.

In our retail deposits business, we have acquisition and servicing capabilities similar to other direct banking competitors. We compete for deposits with traditional banks, including separately branded direct banking platforms of traditional banks, and other banks that have direct banking models similar to ours, such as Ally Financial, American Express, Barclays, Capital One 360, CIT, Citi, Citizens Bank, Discover, E-Trade and Marcus by Goldman Sachs. Competition among direct banks is intense because online banking provides customers the ability to rapidly deposit and withdraw funds and open and close accounts in favor of products and services offered by competitors. In addition, we compete for deposits with other consumer cash alternatives such as government money market funds offered by brokerages.

Intellectual Property

We use a variety of methods, such as trademarks, patents, copyrights and trade secrets, to protect our intellectual property, including our brand, "Synchrony." We also place appropriate restrictions on our proprietary information that are designed to control access and prevent unauthorized disclosures. Our brands are important assets, and we take steps to protect the value of these assets and our reputation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this report. For a discussion and analysis of our financial condition and results of operations comparing 2023 vs. 2022, see "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" in our Annual Report on Form 10-K for the year ended December 31, 2023 (our "2023 Form 10-K"). The discussion below contains forward-looking statements that are based upon current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations. See "*Cautionary Note Regarding Forward-Looking Statements*."

Results of Operations for the Three Years Ended December 31, 2024

Key Earnings Metrics

Net earnings
$ in millions



Net interest income
$ in millions



Net interest margin
% of average interest-earning assets



Efficiency ratio
"Other expense" as a % of "NII, after RSA" plus "Other income"



Growth Metrics

Purchase volume
$ in billions



Loan receivables
$ in billions



Average active accounts
in millions



Interest and fees on loans
$ in millions



Asset Quality Metrics

30+ days past due
% of period-end loan receivables



Net charge-offs
% of average loan receivables including held for sale



90+ days past due
% of period-end loan receivables



Allowance for credit losses
% of period-end loan receivables



Capital and Liquidity

Capital ratios
Common equity Tier 1 - Basel III



Liquidity
Liquid assets and undrawn credit facilities
$ in billions



Highlights for the Year Ended December 31, 2024

Below are highlights of our performance for the year ended December 31, 2024 compared to the year ended December 31, 2023, as applicable, except as otherwise noted.

- Net earnings increased 56.3% to $3.5 billion for the year ended December 31, 2024, primarily driven by the after-tax gain on sale related to Pets Best of $802 million, higher net interest income and lower retailer share arrangements, partially offset by an increase in provision for credit losses.

- Loan receivables increased 1.7% to $104.7 billion at December 31, 2024 compared to December 31, 2023, driven by lower customer payment rates and the impact of the Ally Lending acquisition, partially offset by lower purchase volume.

- Net interest income increased 6.0% to $18.0 billion for the year ended December 31, 2024. Interest and fees on loans increased 8.5%, primarily driven by growth in average loan receivables, the impact of our product, pricing and policy changes and lower payment rates. Interest expense increased 24.9%, due to higher benchmark rates and higher interest-bearing liabilities.

- Retailer share arrangements decreased 6.9% to $3.4 billion for the year ended December 31, 2024, primarily due to higher net charge-offs, partially offset by the impact of our product, pricing and policy changes.

- Over-30 day loan delinquencies as a percentage of period-end loan receivables decreased 4 basis points to 4.70% at December 31, 2024 from 4.74% at December 31, 2023. The net charge-off rate increased 144 basis points to 6.31% for the year ended December 31, 2024.

- Provision for credit losses increased by $768 million to $6.7 billion, for the year ended December 31, 2024, primarily driven by higher net charge-offs, partially offset by lower reserve build. The reserve build in the year ended December 31, 2024 included $180 million related to the Ally Lending acquisition. Our allowance coverage ratio (allowance for credit losses as a percentage of period-end loan receivables) increased to 10.44% at December 31, 2024, as compared to 10.26% at December 31, 2023.

- Other income increased by $1.2 billion to $1.5 billion for the year ended December 31, 2024, primarily driven by the $1.1 billion gain on sale related to the Pets Best disposition.

- Other expense increased by $81 million, or 1.7%, for the year ended December 31, 2024, primarily driven by technology investments, costs related to the Ally Lending acquisition and preparatory expenses related to the late fee rule change, partially offset by lower operational losses and prior year restructuring costs.

- At December 31, 2024, deposits represented 84% of our total funding sources. Total deposits increased 1.1% to $82.1 billion at December 31, 2024, compared to December 31, 2023.

- In February 2024, we issued depositary shares representing $500 million of Series B 8.250% fixed rate reset non-cumulative perpetual preferred stock.

- During the year ended December 31, 2024, we declared and paid cash dividends totaling $72 million on our Series A 5.625% fixed rate non-cumulative preferred stock and our Series B 8.250% fixed rate reset non-cumulative perpetual preferred stock.

- During the year ended December 31, 2024, we repurchased $1.0 billion of our outstanding common stock, and declared and paid cash dividends of $1.00 per common share, or $398 million in the aggregate. In April 2024, the Board of Directors approved an incremental share repurchase program of up to $1.0 billion, through June 30, 2025, and maintained the quarterly dividend at its current amount of $0.25 per common share. At December 31, 2024 we had a total share repurchase authorization of $600 million remaining. For more information, see "*Capital—Dividend and Share Repurchases.*"

- In March 2024, we sold our wholly-owned subsidiary, Pets Best, for consideration comprising a combination of cash and an equity interest in Independence Pet Holdings, Inc. The sale resulted in the recognition of a gain on sale of $1.1 billion, or $802 million net of tax.

- In March 2024, we acquired Ally Lending for cash consideration of $2.0 billion. The assets and liabilities of Ally Lending primarily included loan receivables with an unpaid principal balance of $2.2 billion. See Note 3. *Acquisitions and Dispositions* to our consolidated financial statements for additional information.

2024 Partner Agreements

During the year ended December 31, 2024, and to date, we continued to expand and diversify our portfolios with the addition or renewal of more than 90 partners, as well as enter new strategic relationships, which included the following:

Home & Auto:		
New partnerships:	• Bel Furniture • National Alliance Trade Merchants (NATM)	• The Carpet Guys
Program extensions:	• Associated Materials • Big Sandy • BrandsMart	• Generac • Jerome's Furniture • P.C. Richard & Son

Digital:		
New partnerships:	• Virgin Red	
Program extensions:	• Cathay Pacific • Newegg	• Verizon

Diversified & Value:		
Program extensions:	• JCPenney	• Sam's Club

Health & Wellness:		
New partnerships:	• Bond Veterinary • Lakefield Veterinary Group • LaserAway	• Pet Paradise • Western Veterinary
Extensions:	• Bosley • HearingLife • Innovetive	• LCA Vision • SCI • Suveto

Lifestyle:		
New partnerships:	• BRP	• Gibson
Program extensions:	• CF Moto • Daniel's • Dick's Sporting Goods	• EC Barton • Reeds

- We added two new strategic technology partnerships with Adit Practice Management Software and ServiceTitan, both of which expand access for customers to our suite of credit products.

- We entered into a relationship with Atlanticus Holdings Corporation to deliver a preferred second look financing solution for private label credit cards and installment loan products across our business.

Summary Earnings

The following table sets forth our results of operations for the periods indicated.

($ in millions)		Years ended December 31,				
		2024		**2023**		**2022**
Interest income	$	22,645	$	20,710	$	17,146
Interest expense		4,634		3,711		1,521
Net interest income		18,011		16,999		15,625
Retailer share arrangements		(3,407)		(3,661)		(4,331)
Provision for credit losses		6,733		5,965		3,375
Net interest income, after retailer share arrangements and provision for credit losses		7,871		7,373		7,919
Other income		1,521		289		380
Other expense		4,839		4,758		4,337
Earnings before provision for income taxes		4,553		2,904		3,962
Provision for income taxes		1,054		666		946
Net earnings	$	3,499	$	2,238	$	3,016
Net earnings available to common stockholders	$	3,427	$	2,196	$	2,974

Other Financial and Statistical Data

The following table sets forth certain other financial and statistical data for the periods indicated.

At and for the years ended December 31 ($ in millions)	2024	2023	2022
Financial Position Data (Average):			
Loan receivables, including held for sale	$ 101,733	$ 94,832	$ 84,672
Total assets	$ 119,386	$ 109,819	$ 98,152
Deposits	$ 82,656	$ 75,889	$ 66,006
Borrowings	$ 15,814	$ 14,918	$ 13,783
Total equity	$ 15,568	$ 13,669	$ 13,372
Selected Performance Metrics:			
Purchase volume[1][2]	$ 182,173	$ 185,178	$ 180,187
Home & Auto	$ 45,074	$ 47,410	$ 47,288
Digital	$ 54,700	$ 55,051	$ 51,394
Diversified & Value	$ 61,059	$ 61,227	$ 56,666
Health & Wellness	$ 15,678	$ 15,565	$ 13,569
Lifestyle	$ 5,660	$ 5,922	$ 5,498
Corp, Other	$ 2	$ 3	$ 5,772
Average active accounts (in thousands)[2][3]	70,904	70,337	68,627
Net interest margin[4]	14.76 %	15.15 %	15.63 %
Net charge-offs	$ 6,420	$ 4,620	$ 2,536
Net charge-offs as a % of average loan receivables, including held for sale	6.31 %	4.87 %	3.00 %
Allowance coverage ratio[5]	10.44 %	10.26 %	10.30 %
Return on assets[6]	2.9 %	2.0 %	3.1 %
Return on equity[7]	22.5 %	16.4 %	22.6 %
Equity to assets[8]	13.04 %	12.45 %	13.62 %
Other expense as a % of average loan receivables, including held for sale	4.76 %	5.02 %	5.12 %
Efficiency ratio[9]	30.0 %	34.9 %	37.2 %
Effective income tax rate	23.1 %	22.9 %	23.9 %
Selected Period End Data:			
Loan receivables	$ 104,721	$ 102,988	$ 92,470
Allowance for credit losses	$ 10,929	$ 10,571	$ 9,527
30+ days past due as a % of period-end loan receivables[10]	4.70 %	4.74 %	3.65 %
90+ days past due as a % of period-end loan receivables[10]	2.40 %	2.28 %	1.69 %
Total active accounts (in thousands)[2][3]	71,532	73,484	70,763

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(1) Purchase volume, or net credit sales, represents the aggregate amount of charges incurred on credit cards or other credit product accounts less returns during the period.
(2) Includes activity and accounts associated with loan receivables held for sale.
(3) Active accounts represent credit card or installment loan accounts on which there has been a purchase, payment or outstanding balance in the current month.
(4) Net interest margin represents net interest income divided by average total interest-earning assets.
(5) Allowance coverage ratio represents allowance for credit losses divided by total period-end loan receivables.
(6) Return on assets represents net earnings as a percentage of average total assets.
(7) Return on equity represents net earnings as a percentage of average total equity.
(8) Equity to assets represents average equity as a percentage of average total assets.
(9) Efficiency ratio represents (i) other expense, divided by (ii) sum of net interest income, plus other income, less retailer share arrangements.
(10) Based on customer statement-end balances extrapolated to the respective period-end date.

Average Balance Sheet

The following table sets forth information for the periods indicated regarding average balance sheet data, which are used in the discussion of interest income, interest expense and net interest income that follows.

Years ended December 31 ($ in millions)	2024 Average Balance	2024 Interest Income / Expense	2024 Average Yield / Rate[1]	2023 Average Balance	2023 Interest Income/ Expense	2023 Average Yield / Rate[1]	2022 Average Balance	2022 Interest Income/ Expense	2022 Average Yield / Rate[1]
Assets									
Interest-earning assets:									
Interest-earning cash and equivalents[2]	$ 17,294	$ 913	5.28 %	$ 13,272	$ 678	5.11 %	$ 10,215	$ 194	1.90 %
Securities available for sale	2,965	136	4.59 %	4,077	130	3.19 %	5,108	71	1.39 %
Loan receivables, including held for sale[3]:									
Credit cards	93,907	20,554	21.89 %	89,383	19,341	21.64 %	80,119	16,471	20.56 %
Consumer installment loans	5,744	854	14.87 %	3,501	401	11.45 %	2,834	287	10.13 %
Commercial credit products	1,956	179	9.15 %	1,826	150	8.21 %	1,642	117	7.13 %
Other	126	9	7.14 %	122	10	8.20 %	77	6	7.79 %
Total loan receivables, including held for sale	101,733	21,596	21.23 %	94,832	19,902	20.99 %	84,672	16,881	19.94 %
Total interest-earning assets	121,992	22,645	18.56 %	112,181	20,710	18.46 %	99,995	17,146	17.15 %
Non-interest-earning assets:									
Cash and due from banks	887			962			1,472		
Allowance for credit losses	(10,891)			(9,726)			(8,844)		
Other assets	7,398			6,402			5,529		
Total non-interest-earning assets	(2,606)			(2,362)			(1,843)		
Total assets	$ 119,386			$ 109,819			$ 98,152		
Liabilities									
Interest-bearing liabilities:									
Interest-bearing deposit accounts	$ 82,268	$ 3,806	4.63 %	$ 75,487	$ 2,952	3.91 %	$ 65,624	$ 1,008	1.54 %
Borrowings of consolidated securitization entities	7,732	427	5.52 %	6,274	340	5.42 %	6,468	196	3.03 %
Senior and subordinated unsecured notes	8,082	401	4.96 %	8,644	419	4.85 %	7,315	317	4.33 %
Total interest-bearing liabilities	98,082	4,634	4.72 %	90,405	3,711	4.10 %	79,407	1,521	1.92 %
Non-interest-bearing liabilities:									
Non-interest-bearing deposit accounts	388			402			382		
Other liabilities	5,348			5,343			4,991		
Total non-interest-bearing liabilities	5,736			5,745			5,373		
Total liabilities	103,818			96,150			84,780		
Equity									
Total equity	15,568			13,669			13,372		
Total liabilities and equity	$ 119,386			$ 109,819			$ 98,152		
Interest rate spread[4]			13.84 %			14.36 %			15.23 %
Net interest income		$ 18,011			$ 16,999			$ 15,625	
Net interest margin[5]			14.76 %			15.15 %			15.63 %

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(1) Average yields/rates are based on total interest income/expense divided by average balances.
(2) Includes average restricted cash balances of $73 million, $279 million and $558 million for the years ended December 31, 2024, 2023 and 2022, respectively.

(3) Interest income on loan receivables includes fees on loans, which primarily consist of late fees on our credit products, of $2.5 billion, $2.7 billion and $2.7 billion for the years ended December 31, 2024, 2023 and 2022, respectively.
(4) Interest rate spread represents the difference between the yield on total interest-earning assets and the rate on total interest-bearing liabilities.
(5) Net interest margin represents net interest income divided by average total interest-earning assets.

The following table sets forth the amount of changes in interest income and interest expense due to changes in average volume and average yield/rate. Variances due to changes in both average volume and average yield/rate have been allocated between the average volume and average yield/rate variances on a consistent basis based upon the respective percentage changes in average volume and average yield/rate.

	2024 vs. 2023			2023 vs. 2022		
	Increase (decrease) due to change in:			Increase (decrease) due to change in:		
($ in millions)	Average Volume	Average Yield / Rate	Net Change	Average Volume	Average Yield / Rate	Net Change
Interest-earning assets:						
Interest-earning cash and equivalents	$ 205	$ 30	$ 235	$ 73	$ 411	$ 484
Securities available for sale	(35)	41	6	(17)	76	59
Loan receivables, including held for sale:						
Credit cards	979	234	1,213	1,974	896	2,870
Consumer installment loans	257	196	453	73	41	114
Commercial credit products	11	18	29	14	19	33
Other	—	(1)	(1)	4	—	4
Total loan receivables, including held for sale	1,247	447	1,694	2,065	956	3,021
Change in interest income from total interest-earning assets	$ 1,417	$ 518	$ 1,935	$ 2,121	$ 1,443	$ 3,564
Interest-bearing liabilities:						
Interest-bearing deposit accounts	$ 265	$ 589	$ 854	$ 173	$ 1,771	$ 1,944
Borrowings of consolidated securitization entities	79	8	87	(6)	150	144
Senior and subordinated unsecured notes	(27)	9	(18)	62	40	102
Change in interest expense from total interest-bearing liabilities	317	606	923	229	1,961	2,190
Total change in net interest income	$ 1,100	$ (88)	$ 1,012	$ 1,892	$ (518)	$ 1,374

Business Trends and Conditions

We believe our business and results of operations will be impacted in the future by various trends and conditions, including the following:

- ***CFPB final rule on credit card late fees***. On March 5, 2024, the CFPB issued a final rule amending its regulations that implement the Truth in Lending Act to, among other things, lower the safe harbor dollar amount for credit card late fees from $30 (adjusted to $41 for each subsequent late payment within the next six billing cycles) to $8 and eliminate the automatic annual inflation adjustment to such safe harbor dollar amount. The final rule, when effective, will result in a significant reduction in our interest and fees on loan receivables. Industry organizations have challenged the final rule in court. The final rule had an original effective date of May 14, 2024; however, on May 10, 2024, the United States District Court for the Northern District of Texas granted an injunction and stay of the final rule, and the injunction remains in effect. As a result, the ultimate outcome and impact of this litigation on the final rule, including whether the final rule will become effective, and if it were to becomes effective, the timing of such implementation, is uncertain.

  In anticipation that the final rule will become effective, in 2024 we implemented a number of product, pricing and policy changes. See below for discussions on our other trends and conditions, which include consideration of the impact of these changes upon our business and results of operations.

  While we continue to believe that over time the strategies we have implemented will fully offset the decline in late fee income resulting from an effective final rule, it may take time for such product, pricing and policy changes to offset the expected reduction in late fees if the final rule is implemented. In addition, in the event that the final rule is implemented, this would result in a decrease in payments to partners pursuant to our retailer share arrangements. However, the effects of the final rule are also subject to other factors that could increase the adverse effects to our results of operations, including any potential changes in consumer behavior in response to the product, pricing and policy changes or the implementation of the final rule itself, if that occurs.

  For a discussion of risks related to a CFPB final late fee rule, please see *"—Risk Factors Relating to Our Business—The CFPB's final rule on credit card late fees, if implemented, would likely materially adversely affect our business and results of operations."*

- ***Growth in loan receivables and interest and fees on loans***. For the year ended December 31, 2024 we experienced an increase in period-end loan receivables of 1.7% reflecting a continued moderation of customer payment behavior and the impact of the Ally Lending acquisition, and interest and fees on loans increased by 8.5%, driven primarily by loan receivables growth and the impacts from the implementation of our product, pricing and policy changes. These factors were partially offset by a decrease in purchase volume of 1.6%, primarily driven by lower consumer spending and the impacts from credit actions we have taken across our portfolio. In 2025, we expect interest and fees on loans to increase, primarily reflecting the continued impact of our product, pricing and policy changes implemented in 2024, and expect loan receivables growth to continue to be impacted by the effects from the credit actions we have taken and consumer spend behavior, while also reflecting generally stable customer payment rates. In addition, the amount of the increases will be dependent on various factors, including whether customer payment rate trends and consumer spend behavior differs from our expectations, as well as any changes in benchmark interest rates. See above for potential additional impacts from the CFPB final rule on credit card late fees.

- ***Asset quality.*** As a result of the continued moderation of customer payment behavior, our asset quality metrics have generally been higher during 2024 as compared to the prior year period. Our net charge-off rate for the year ended December 31, 2024 increased by 144 basis points to 6.31% and our over-90 day loan delinquencies as a percentage of period-end loan receivables at December 31, 2024 increased by 12 basis points to 2.40%. However, our over-30 day loan delinquencies as a percentage of period-end loan receivables decreased by 4 basis points to 4.70% at December 31, 2024 reflecting the impact of the credit actions we have taken. We anticipate that net charge-offs for the year ended December 31, 2025 will decrease, primarily reflecting the stabilization of our delinquency rates and the impacts from the credit actions we have taken. At December 31, 2024 our allowance coverage rate was 10.44%. We anticipate that our allowance coverage rate will moderate in 2025 reflecting the credit trends discussed above.

- ***Funding costs.*** During 2024 benchmark interest rates remained at their recently elevated levels for the majority of the year, before lowering beginning in September 2024, which contributed to an increase in our cost of funds of 62 basis points compared to the prior year, to 4.72%. In addition, our average funding liabilities have also increased to support the growth in our loan receivables. As a result, interest expense for the year ended December 31, 2024 increased by $923 million or 24.9%, compared to the prior year. We anticipate both interest expense and our cost of funds will decrease in 2025 due to the lower benchmark rates, including the effects of our certificates of deposit maturities repricing. The amount of the decreases, however, will be dependent on any further benchmark rate changes, competition for our deposit product offerings, the extent of the growth in our loan receivables and the funding mix utilized to support our growth in loan receivables.

- ***Retailer share arrangement payments under our program agreements.*** Retailer share arrangements decreased 6.9% to $3.4 billion for the year ended December 31, 2024, primarily due to higher net charge-offs, partially offset by the impact of our product, pricing and policy changes. We believe that the payments we make to our partners under our retailer share arrangements, in the aggregate, in 2025 will increase compared to the year ended December 31, 2024, primarily as a result of the impact of our product, pricing and policy changes and an expected reduction in net charge-offs. The expected trend in retailer share arrangements will be dependent in part on the precise timing and extent of the anticipated credit trends discussed above and the magnitude of impact from our product, pricing and policy changes. See *Management's Discussion and Analysis—Retailer Share Arrangements* for additional information on these agreements. See above for potential additional impacts from the CFPB final rule on credit card late fees.

- ***Extended duration of our credit card program agreements***. Our credit card program agreements typically have contract terms ranging from approximately three to ten years, and the length of our relationship with each of our five largest partners is over 17 years, and in the case of Lowe's, 45 years. We expect to continue to benefit from these and our other programs on a long-term basis.

   The current expiration dates of our program agreements with our five largest partners range from 2026 through 2034. In addition, a total of 17 of our 25 largest program agreements have an expiration date in 2027 or beyond. These 17 program agreements represented, in the aggregate as a percentage of the total attributable to our 25 largest programs, 82% of our interest and fees on loans for the year ended December 31, 2024 and 81% of our loan receivables at December 31, 2024.

- ***Growth in other income.*** During the year ended December 31, 2024, other income included the $1.1 billion gain on sale related to the disposition of Pets Best. Absent the effects of this gain, we expect other income to increase in 2025 primarily due to the impact of our product, pricing and policy changes implemented in 2024. We also believe that as a result of the overall growth in Dual Card transactions occurring outside of our credit card partners' locations and general purpose co-branded credit card transactions, interchange revenues will increase. The expected growth in these transactions is driven, in part, by both existing and new loyalty programs with our credit card partners. In addition, we continue to offer and add new loyalty programs for our private label credit cards, for which we typically do not receive interchange fees. We expect the continued growth in these existing and new loyalty programs will result in an increase in costs associated with these programs. For the year ended December 31, 2024, our loyalty program costs exceeded our interchange revenues and we expect a relatively similar relationship between these costs and revenues to continue in 2025. These trends have been contemplated in our program agreements with our partners and are a component of the calculation of our payments due under our retailer share arrangements.

- *Capital and liquidity levels.* We continue to expect to maintain sufficient capital and liquidity resources to support our daily operations, our business growth, and our credit ratings as well as regulatory and compliance requirements in a cost effective and prudent manner through expected and unexpected market environments. During the year ended December 31, 2024, we declared and paid common stock dividends of $398 million and repurchased $1.0 billion of our outstanding common stock. We plan to continue to deploy capital through both dividends and share repurchases, as guided by our business performance, market conditions and subject to regulatory restrictions. At December 31, 2024 we had $600 million remaining in share repurchase authorization. We continue to expect to maintain capital ratios well in excess of minimum regulatory requirements. At December 31, 2024, the Company had a Basel III common equity Tier 1 ratio of 13.3%, which reflects our election to defer the impact of CECL on our regulatory capital and the current year phase-in, which cumulatively represents 75% of the impact. The effects of CECL will be fully phased-in beginning in the first quarter of 2025, which we expect will result in a reduction of our common equity Tier 1 ratio of approximately 50 additional basis points.

  We expect that our liquidity portfolio will continue to be sufficient to support all of our business objectives and to meet all regulatory requirements for the foreseeable future. At December 31, 2024 our liquid assets were $17.2 billion, or 14.4% of total assets.

Seasonality

We experience fluctuations in purchase volume and the level of loan receivables as a result of higher seasonal consumer spending and payment patterns that typically result in an increase of loan receivables from August through a peak in late December, with reductions in loan receivables typically occurring over the first and second quarters of the following year as customers pay their balances down.

The seasonal impact to purchase volume and the loan receivables balance typically results in fluctuations in our results of operations, delinquency metrics and the allowance for credit losses as a percentage of total loan receivables between quarterly periods. These fluctuations are generally most evident between the fourth quarter and the first quarter of the following year.

In addition to the seasonal variance in loan receivables discussed above, we also typically experience a seasonal increase in delinquency rates and delinquent loan receivables balances during the third and fourth quarters of each year due to lower customer payment rates, resulting in higher net charge-off rates in the first half of the calendar year. Our delinquency rates and delinquent loan receivables balances typically decrease during the subsequent first and second quarters as customers begin to pay down their loan balances and return to current status, resulting in lower net charge-off rates in the second half of the calendar year. Because customers who were delinquent during the fourth quarter of a calendar year have a higher probability of returning to current status when compared to customers who are delinquent at the end of each of our interim reporting periods, we expect that a higher proportion of delinquent accounts outstanding at an interim period end will result in charge-offs, as compared to delinquent accounts outstanding at a year end. Consistent with this historical experience, we generally experience a higher allowance for credit losses as a percentage of total loan receivables at the end of an interim period, as compared to the end of a calendar year. In addition, even in instances of improving credit metrics such as declining past due amounts, we may experience an increase in our allowance for credit losses at an interim period end compared to the prior year end, reflecting these same seasonal trends.

However, in addition to these seasonal trends, the moderation in customer payment behavior from the previously elevated levels we experienced in recent periods, has also significantly impacted our key financial metrics, such as our net charge-off rate, and also the fluctuations experienced between quarterly periods. The effects from these changes in customer payment behavior have resulted and may continue to result in either partial, or in some instances full, offset to the impact from the ongoing seasonal trends discussed above.

Interest Income

Interest income is comprised of interest and fees on loans, which includes merchant discounts provided by partners to compensate us in almost all cases for all or part of the promotional financing provided to their customers, and interest on cash and equivalents and investment securities. We include in interest and fees on loans any past due interest and fees deemed to be collectible. Direct loan origination costs on credit card loans are deferred and amortized on a straight-line basis over a one-year period and recorded in interest and fees on loans. For non-credit card receivables, direct loan origination costs are deferred and amortized over the life of the loan and recorded in interest and fees on loans.

We analyze interest income as a function of two principal components: average interest-earning assets and yield on average interest-earning assets. Key drivers of average interest-earning assets include:

- purchase volumes, which are influenced by a number of factors including macroeconomic conditions and consumer confidence generally, our partners' sales and our ability to increase our share of those sales;

- payment rates, reflecting the extent to which customers maintain a credit balance;

- charge-offs, reflecting the receivables that are deemed not to be collectible;

- the size of our liquidity portfolio; and

- portfolio acquisitions when we enter into new partner relationships.

Key drivers of yield on average interest-earning assets include:

- pricing (contractual rates of interest, movement in prime rates, late fees and merchant discount rates);

- changes to our mix of loans (e.g., the number of loans bearing promotional rates as compared to standard rates);

- frequency of late fees incurred when account holders fail to make their minimum payment by the required due date;

- credit performance and accrual status of our loans, including reversals of interest and fees; and

- yield earned on our liquidity portfolio.

Interest income increased by $1.9 billion, or 9.3%, for the year ended December 31, 2024, primarily driven by the increase in interest and fees on loans of 8.5%. The increase in interest and fees on loans was primarily driven by growth in average loan receivables, the impact of our product, pricing and policy changes and lower customer payment rates, partially offset by higher reversals.

Average interest-earning assets

Years ended December 31 ($ in millions)	2024	2023
Loan receivables, including held for sale	$ 101,733	$ 94,832
Liquidity portfolio and other	20,259	17,349
Total average interest-earning assets	**$ 121,992**	**$ 112,181**

Average loan receivables, including held for sale, increased 7.3% for the year ended December 31, 2024, primarily driven by lower customer payment rates and the impact of the Ally Lending acquisition, partially offset by lower purchase volume. Purchase volume decreased 1.6% for the year ended December 31, 2024, reflecting lower consumer spend as well as the impact of credit actions, partially offset by the Ally Lending acquisition.

Yield on average interest-earning assets

The yield on average interest-earning assets increased for the year ended December 31, 2024 primarily due to increases in the yield on average loan receivables. The loan receivables yield increased 24 basis points to 21.23% for the year ended, driven by repricing actions including the impacts of our product, pricing and policy changes, and lower customer payment rates, partially offset by the impact of higher reversals.

Interest Expense

Interest expense is incurred on our interest-bearing liabilities, which consists of interest-bearing deposit accounts, borrowings of consolidated securitization entities and senior and subordinated unsecured notes.

Key drivers of interest expense include:

- the amounts outstanding of our deposits and borrowings;

- the interest rate environment and its effect on interest rates paid on our funding sources; and

- the changing mix in our funding sources.

Interest expense increased by $923 million, or 24.9%, for the year ended December 31, 2024, primarily attributed to higher benchmark rates and higher interest-bearing liabilities. Our cost of funds increased to 4.72% for the year ended December 31, 2024 compared to 4.10% for the year ended December 31, 2023.

Average interest-bearing liabilities

Years ended December 31 ($ in millions)		**2024**		**2023**
Interest-bearing deposit accounts	$	82,268	$	75,487
Borrowings of consolidated securitization entities		7,732		6,274
Senior and subordinated unsecured notes		8,082		8,644
Total average interest-bearing liabilities	$	98,082	$	90,405

Net Interest Income

Net interest income represents the difference between interest income and interest expense.

Net interest income increased by $1.0 billion, or 6.0%, for the year ended December 31, 2024, resulting from the changes in interest income and interest expense discussed above.

Retailer Share Arrangements

Most of our program agreements with large retail and certain other partners contain retailer share arrangements that provide for payments to our partners if the economic performance of the program exceeds a contractually defined threshold. We also provide other economic benefits to our partners such as royalties on purchase volume or payments for new accounts, in some cases instead of retailer share arrangements (for example, on our co-branded credit cards). All of these arrangements are designed to align our interests and provide an additional incentive to our partners to promote our credit products. Although the retailer share arrangements vary by partner, these arrangements are generally structured to measure the economic performance of the program, based typically on agreed upon program revenues (including interest income and certain other income) less agreed upon program expenses (including interest expense, provision for credit losses, retailer payments and operating expenses), and share portions of this amount above a negotiated threshold. The threshold and economic performance of a program that are used to calculate payments to our partners may be based on, among other things, agreed upon measures of program expenses rather than our actual expenses, and therefore increases in our actual expenses (such as funding costs, higher provision for credit losses or operating expenses) may not necessarily result in reduced payments under our retailer share arrangements. These arrangements are typically designed to permit us to achieve an economic return before we are required to make payments to our partners based on the agreed contractually defined threshold. Our payments to partners pursuant to these retailer share arrangements are dependent upon the growth and performance, including credit trends, of the programs in which we have retailer share arrangements, as well as changes to the terms of certain program agreements that have been renegotiated in the past few years. See above in *Business Trends and Conditions*, for a discussion of our expected trends in retailer share arrangements for 2025.

We believe that our retailer share arrangements have been effective in helping us to grow our business by aligning our partners' interests with ours. We also believe that the changes to the terms of certain program agreements in recent years will help us to grow our business by providing an additional incentive to the relevant partners to promote our credit products going forward. Payments to partners pursuant to these retailer share arrangements would generally decrease, and mitigate the impact on our profitability, in the event of declines in the performance of the programs or the occurrence of other unfavorable developments that impact the calculation of payments to our partners pursuant to our retailer share arrangements.

Retailer share arrangements decreased by $254 million, or 6.9%, for the year ended December 31, 2024, primarily due to higher net charge-offs, partially offset by the impact of our product, pricing and policy changes.

Provision for Credit Losses

Provision for credit losses is the expense related to maintaining the allowance for credit losses at an appropriate level to absorb the expected credit losses for the life of the loan balance as of the period end date. Provision for credit losses in each period is primarily a function of net charge-offs (gross charge-offs net of recoveries) and changes in our allowance for credit losses. Our process to determine our allowance for credit losses is based upon our estimate of expected credit losses for the life of the loan balance as of the period end date. See "*Critical Accounting Estimates - Allowance for Credit Losses"* and Note 2. *Basis of Presentation and Summary of Significant Accounting Policies* to our consolidated financial statements for additional information on our allowance for credit loss methodology.

Provision for credit losses increased by $768 million to $6.7 billion, for the year ended December 31, 2024, primarily driven by higher net charge-offs, partially offset by a lower reserve build in the current year. The net charge-off rate for the year ended December 31, 2024 increased by 144 basis points to 6.31%, as compared to the prior year, and was 76 basis points above the average of 2017 through 2019. The reserve build in the year ended December 31, 2024 included $180 million related to the Ally Lending acquisition.

Other Income

Years ended December 31 ($ in millions)	2024		2023	
Interchange revenue	$	1,026	$	1,031
Protection product revenue		562		510
Loyalty programs		(1,382)		(1,370)
Other		1,315		118
Total other income	$	1,521	$	289

Interchange revenue

We earn interchange fees on Dual Card transactions outside of our partners' sales channels, and from general purpose co-branded credit cards, generally based on a flat fee plus a percentage of the purchase amount. Interchange revenue has been, and is expected to continue to be, driven primarily by growth in our Dual Card and general purpose co-branded credit card products.

Interchange revenue decreased by $5 million, or 0.5%, for the year ended December 31, 2024, driven by a decrease in purchase volume outside of our retail partners' sales channels.

Protection product revenue

We offer our Payment Security program, which is a debt cancellation product, to our credit card customers via direct to consumer online and mobile channels. For customers who choose to purchase these products, we earn a monthly fee based on their account balance. In return, we will cancel all or a portion of a customer's credit card balance in the event of certain qualifying life events.

Protection product revenue increased by $52 million, or 10.2%, for the year ended December 31, 2024, primarily as a result of higher average balances on enrolled accounts and increases in customer enrollment.

Loyalty programs

We operate a number of loyalty programs that provide rewards to our customers that are designed to foster engagement, drive incremental purchases, and promote customer retention. These programs typically provide cardholders with statement credit or cash back rewards. Other programs include reward offers that accrue, typically based upon customer spend, and can be applied toward a future purchase. Growth in loyalty program payments has been, and is expected to continue to be, driven by growth in purchase volume related to existing loyalty programs and the rollout of new loyalty programs.

Loyalty programs cost increased by $12 million, or 0.9%, for the year ended December 31, 2024, primarily as a result of growth in purchase volume associated with existing loyalty programs.

Other

Other includes a variety of items including other customer-related fees, such as paper statement fees, changes in the fair value of equity investments and realized gains or losses associated with the sale of businesses, investments, loan receivables or other assets.

Other increased by $1.2 billion for the year ended December 31, 2024 primarily driven by the gain on sale related to the Pets Best disposition.

Other Expense

Years ended December 31 ($ in millions)	2024	2023
Employee costs	$ 1,872	$ 1,884
Professional fees	936	842
Marketing and business development	524	527
Information processing	803	712
Other	704	793
Total other expense	$ 4,839	$ 4,758

Employee costs

Employee costs primarily consist of employee compensation and benefit costs.

Employee costs decreased by $12 million, or 0.6%, for the year ended December 31, 2024, primarily attributable to $43 million of restructuring costs related to a voluntary early retirement program in the prior year, partially offset by costs related to the Ally Lending acquisition.

Professional fees

Professional fees primarily consist of consulting services, outsourced provider fees (e.g., collection agencies and call centers), legal, accounting, and recruiting expenses.

Professional fees increased by $94 million, or 11.2%, for the year ended December 31, 2024, primarily due to costs related to the Ally Lending acquisition and technology investments.

Marketing and business development

Marketing and business development costs primarily consist of our contractual and discretionary marketing and business development spend, as well as amortization expense associated with contract costs related to our retail partner agreements.

Marketing and business development decreased by $3 million, or 0.6%, for the year ended December 31, 2024, as higher marketing investments in the current year were offset by the impacts of the Pets Best disposition.

Information processing

Information processing costs primarily consist of fees related to outsourced information processing providers, credit card associations and software licensing agreements, as well as amortization of capitalized software expenditures.

Information processing costs increased by $91 million, or 12.8%, for the year ended December 31, 2024, primarily driven by technology investments, including an increase in software licensing costs and higher amortization of capitalized software expenditures.

Other

Other primarily consists of postage, fraud-related operational losses, litigation and regulatory matters expense and various other corporate overhead items such as facilities' costs and telephone charges. Postage is driven primarily by the number of our active accounts and the percentage of customers that utilize our electronic billing option. Fraud-related operational losses are driven primarily by the number of our active Dual Card and general purpose co-branded credit card accounts.

Other decreased by $89 million, or 11.2%, for the year ended December 31, 2024, primarily due to lower operational losses.

Provision for Income Taxes

Years ended December 31 ($ in millions)	2024	2023
Effective tax rate	23.1 %	22.9 %
Provision for income taxes	$ 1,054	$ 666

The effective tax rate for the year ended December 31, 2024, increased compared to the prior year primarily due to the increase in pretax income reducing the tax rate benefit of tax credits and other tax benefits. The effective tax rate differs from the U.S. federal statutory tax rate primarily due to state income taxes.

Platform Analysis

As discussed above under "*Our Business—Our Sales Platforms*," we offer our credit products through five sales platforms (Home & Auto, Digital, Diversified & Value, Health & Wellness and Lifestyle). The following is a discussion of certain supplemental information for the years ended December 31, 2024 and 2023, for each of our five sales platforms and Corp, Other.

Home & Auto

Years ended December 31 ($ in millions)	2024	2023
Purchase volume	$ 45,074	$ 47,410
Period-end loan receivables	$ 32,034	$ 31,969
Average loan receivables, including held for sale	$ 32,298	$ 30,722
Average active accounts (in thousands)	19,014	18,967
Interest and fees on loans	$ 5,777	$ 5,270
Other income	$ 190	$ 106

Home & Auto interest and fees on loans increased by $507 million, or 9.6%, for the year ended December 31, 2024, primarily driven by higher average loan receivables, the impact of product, pricing and policy changes and higher benchmark rates. The increase in average loan receivables primarily reflects the completion of the Ally Lending acquisition as well as the impact of lower customer payment rates, partially offset by lower purchase volume. Purchase volume decreased 4.9%, for the year ended December 31, 2024, as the impact of the Ally Lending acquisition was more than offset by a combination of lower consumer traffic, fewer large ticket purchases and the impact of credit actions.

Other income increased by $84 million, or 79.2%, for the year ended December 31, 2024 primarily due to the impact of product, pricing and policy change related fees, lower loyalty costs and higher protection product revenue.

Digital

Years ended December 31 ($ in millions)	2024	2023
Purchase volume	$ 54,700	$ 55,051
Period-end loan receivables	$ 29,347	$ 28,925
Average loan receivables, including held for sale	$ 27,872	$ 26,005
Average active accounts (in thousands)	20,986	20,793
Interest and fees on loans	$ 6,286	$ 5,894
Other income	$ 4	$ (14)

Digital interest and fees on loans increased by $392 million, or 6.7%, for the year ended December 31, 2024, primarily driven by higher average loan receivables, lower payment rates and higher benchmark rates. Purchase volume decreased 0.6% for the year ended December 31, 2024, primarily driven by lower consumer spend per account and the impact of credit actions. Average active accounts increased by 0.9% for the year ended December 31, 2024.

Other income increased by $18 million for the year ended December 31, 2024, primarily due to the impact of product, pricing and policy change related fees and higher protection product revenue, partially offset by lower interchange revenue.

Diversified & Value

Years ended December 31 ($ in millions)	**2024**		**2023**	
Purchase volume	$	61,059	$	61,227
Period-end loan receivables	$	20,867	$	20,666
Average loan receivables, including held for sale	$	19,540	$	18,414
Average active accounts (in thousands)		20,437		20,738
Interest and fees on loans	$	4,794	$	4,533
Other income	$	(59)	$	(93)

Diversified & Value interest and fees on loans increased by $261 million, or 5.8%, for the year ended December 31, 2024, primarily driven by growth in average loan receivables, lower payment rates and higher benchmark rates. Purchase volume decreased by 0.3%, for the year ended December 31, 2024 primarily driven by fewer active accounts and the impact of credit actions. Average active accounts decreased 1.5% for the year ended December 31, 2024.

Other income increased by $34 million for the year ended December 31, 2024 primarily due to the impact of product, pricing and policy change related fees and higher interchange revenue, partially offset by higher loyalty costs.

Health & Wellness

Years ended December 31 ($ in millions)	**2024**		**2023**	
Purchase volume	$	15,678	$	15,565
Period-end loan receivables	$	15,436	$	14,521
Average loan receivables, including held for sale	$	15,143	$	13,261
Average active accounts (in thousands)		7,743		7,169
Interest and fees on loans	$	3,671	$	3,231
Other income	$	254	$	271

Health & Wellness interest and fees on loans increased by $440 million, or 13.6%. for the year ended December 31, 2024, primarily driven higher average loan receivables. The growth in average loan receivables reflected higher purchase volume over the last 12 months and lower customer payment rates, as well as the completion of the Ally Lending acquisition. Purchase volume increased 0.7%, and average active accounts increased 8.0% for the year ended December 31, 2024, reflecting growth in Pet and Audiology, partially offset by lower spend in Dental, Cosmetic and Vision, as well as the impact of credit actions.

Other income decreased by $17 million for the year ended December 31, 2024, primarily due to lower commission fees following the Pets Best disposition, partially offset by higher protection product revenue and the impact of product, pricing and policy change related fees.

Lifestyle

Years ended December 31 ($ in millions)		2024		2023
Purchase volume	$	5,660	$	5,922
Period-end loan receivables	$	6,914	$	6,744
Average loan receivables, including held for sale	$	6,749	$	6,246
Average active accounts (in thousands)		2,674		2,587
Interest and fees on loans	$	1,051	$	959
Other income	$	30	$	29

Lifestyle interest and fees on loans increased by $92 million, or 9.6%, for the year ended December 31, 2024, primarily driven by growth in average loan receivables and higher benchmark rates. The growth in average loan receivables reflected lower customer payment rates. Purchase volume decreased 4.4% for the year ended December 31, 2024, reflecting lower transaction values and the impact of credit actions.

Corp, Other

Years ended December 31 ($ in millions)		2024		2023
Purchase volume	$	2	$	3
Period-end loan receivables	$	123	$	163
Average loan receivables, including held for sale	$	131	$	184
Average active accounts (in thousands)		50		83
Interest and fees on loans	$	17	$	15
Other income	$	1,102	$	(10)

Other income for the year ended December 31, 2024 in Corp, Other primarily included the gain on sale related to the Pets Best disposition of $1.1 billion.

Loan Receivables

Loan receivables are our largest category of assets and represent our primary source of revenue. The following discussion provides supplemental information regarding our loan receivables portfolio. See Note 2. *Basis of Presentation and Summary of Significant Accounting Policies* and Note 5. *Loan Receivables and Allowance for Credit Losses* to our consolidated financial statements for additional information related to our loan receivables.

The following table sets forth the composition of our loan receivables portfolio by product type at the dates indicated.

($ in millions)	At December 31, 2024	%	At December 31, 2023	%
Loan receivables				
Credit cards	$ 96,818	92.5 %	$ 97,043	94.2 %
Consumer installment loans	5,971	5.7	3,977	3.9
Commercial credit products	1,826	1.7	1,839	1.8
Other	106	0.1	129	0.1
Total loan receivables	$ 104,721	100.0 %	$ 102,988	100.0 %

Loan receivables increased 1.7% to $104.7 billion at December 31, 2024 compared to $103.0 billion at December 31, 2023, primarily driven by lower customer payment rates and the impact of the Ally Lending acquisition, partially offset by lower purchase volume.

Our loan receivables portfolio, excluding held for sale, had the following maturity distribution at December 31, 2024.

($ in millions)	Within 1 Year[1]	1-5 Years[2]	5-15 Years	After 15 Years	Total
Loan receivables					
Credit cards	$ 95,388	$ 1,430	$ —	$ —	$ 96,818
Consumer installment loans[3]	2,124	3,701	146	—	5,971
Commercial credit products	1,793	33	—	—	1,826
Other	39	42	16	9	106
Total loan receivables	$ 99,344	$ 5,206	$ 162	$ 9	$ 104,721
Loans due after one year at fixed interest rates	N/A	$ 5,206	$ 162	$ 9	$ 5,377
Loans due after one year at variable interest rates	N/A	—	—	—	—
Total loan receivables due after one year	N/A	$ 5,206	$ 162	$ 9	$ 5,377

(1) Credit card loans have minimum payment requirements but no stated maturity and therefore are included in the due within one year category. However, many of our credit card holders will revolve their balances, which may extend their repayment period beyond one year for balances at December 31, 2024.
(2) Credit card and commercial loans due after one year relate to loans modified to borrowers experiencing financial difficulty.
(3) Reflects scheduled repayments up to the final contractual maturity of our installment loans.

Our loan receivables portfolio had the following geographic concentration at December 31, 2024.

($ in millions) State	Loan Receivables Outstanding	% of Total Loan Receivables Outstanding
Texas	$ 11,486	11.0 %
California	$ 10,767	10.3 %
Florida	$ 9,743	9.3 %
New York	$ 4,978	4.8 %
North Carolina	$ 4,399	4.2 %

Delinquencies

Over-30 day loan delinquencies as a percentage of period-end loan receivables decreased to 4.70% at December 31, 2024, as compared to 4.74% at December 31, 2023, reflecting the impact of the credit actions we have taken.

Net Charge-Offs

Net charge-offs consist of the unpaid principal balance of loans held for investment that we determine are uncollectible, net of recovered amounts. We exclude accrued and unpaid finance charges and fees and third-party fraud losses from charge-offs. Charged-off and recovered finance charges and fees are included in interest and fees on loans while third-party fraud losses are included in Other expense. Charge-offs are recorded as a reduction to the allowance for credit losses and subsequent recoveries of previously charged-off amounts are credited to the allowance for credit losses. Costs incurred to recover charged-off loans are recorded as collection expense and included in Other expense in our Consolidated Statements of Earnings.

The table below sets forth net charge-offs and the ratio of net charge-offs to average loan receivables, including held for sale, ("net charge-off rate") for the periods indicated.

| Years ended December 31 | 2024 | | 2023 | | 2022 | |
($ in millions)	Amount	Rate	Amount	Rate	Amount	Rate
Credit cards	$ 5,909	6.29 %	$ 4,311	4.82 %	$ 2,392	2.99 %
Consumer installment loans	371	6.46 %	189	5.40 %	80	2.82 %
Commercial credit products	139	7.11 %	119	6.52 %	63	3.84 %
Other	1	0.79 %	1	0.80 %	1	1.30 %
Total net charge-offs	$ 6,420	6.31 %	$ 4,620	4.87 %	$ 2,536	3.00 %

Allowance for Credit Losses

The allowance for credit losses totaled $10.9 billion at December 31, 2024, compared to $10.6 billion at December 31, 2023, and reflects our estimate of expected credit losses for the life of the loan receivables on our Consolidated Statements of Financial Position. Our allowance for credit losses as a percentage of total loan receivables increased to 10.44% at December 31, 2024, from 10.26% at December 31, 2023.

The increase in the allowance for credit losses compared to December 31, 2023 includes the addition of the Ally Lending portfolio. See Note 5. *Loan Receivables and Allowance for Credit Losses* to our consolidated financial statements for additional information.

Funding, Liquidity and Capital Resources

We maintain a strong focus on liquidity and capital. Our funding, liquidity and capital policies are designed to ensure that our business has the liquidity and capital resources to support our daily operations, our business growth, our credit ratings and our regulatory and policy requirements, in a cost effective and prudent manner through expected and unexpected market environments.

Funding Sources

Our primary funding sources include cash from operations, deposits (direct and brokered deposits), securitized financings and senior and subordinated unsecured notes.

The following table summarizes information concerning our funding sources during the periods indicated:

Years ended December 31 ($ in millions)	2024 Average Balance	%	Average Rate	2023 Average Balance	%	Average Rate	2022 Average Balance	%	Average Rate
Deposits[1]	$ 82,268	83.9 %	4.6 %	$ 75,487	83.5 %	3.9 %	$ 65,624	82.6 %	1.5 %
Securitized financings	7,732	7.9	5.5	6,274	6.9	5.4	6,468	8.2	3.0
Senior and subordinated unsecured notes	8,082	8.2	5.0	8,644	9.6	4.8	7,315	9.2	4.3
Total	$ 98,082	100.0 %	4.7 %	$ 90,405	100.0 %	4.1 %	$ 79,407	100.0 %	1.9 %

(1) Excludes $388 million, $402 million and $382 million average balance of non-interest-bearing deposits for the years ended December 31, 2024, 2023 and 2022, respectively. Non-interest-bearing deposits comprise less than 10% of total deposits for the years ended December 31, 2024, 2023 and 2022.

Deposits

We obtain deposits directly from retail, affinity relationships and commercial customers ("direct deposits") or through third-party brokerage firms that offer our deposits to their customers ("brokered deposits"). At December 31, 2024, we had $72.3 billion in direct deposits and $9.8 billion in deposits originated through brokerage firms (including network deposit sweeps procured through a program arranger that channels brokerage account deposits to us). A key part of our liquidity plan and funding strategy is to continue to utilize our direct deposit base as a source of stable and diversified low-cost funding.

Our direct deposits are primarily from retail customers and include a range of FDIC-insured deposit products, including certificates of deposit, IRAs, money market accounts, savings accounts, sweep and affinity deposits.

Brokered deposits are primarily from retail customers of large brokerage firms. We have relationships with 10 brokers that offer our deposits through their networks. Our brokered deposits primarily consist of certificates of deposit that bear interest at a fixed rate. These deposits generally are not subject to early withdrawal.

Our ability to attract deposits is sensitive to, among other things, the interest rates we pay, and therefore, we bear funding risk if we fail to pay higher rates, or interest rate risk if we are required to pay higher rates, to retain existing deposits or attract new deposits. To mitigate these risks, our funding strategy includes a range of deposit products, and we seek to maintain access to multiple other funding sources, including securitized financings (including our undrawn committed and uncommitted capacity) and unsecured debt.

The following table summarizes certain information regarding our interest-bearing deposits by type (all of which constitute U.S. deposits) for the periods indicated:

Years ended December 31 ($ in millions)	2024			2023			2022		
	Average Balance	%	Average Rate	Average Balance	%	Average Rate	Average Balance	%	Average Rate
Direct deposits:									
Certificates of deposit (including IRA certificates of deposit)	$ 40,768	49.6 %	4.8 %	$ 33,104	43.9 %	3.8 %	$ 22,405	34.1 %	1.3 %
Savings accounts, money market and demand accounts	29,722	36.1	4.5	29,073	38.5	4.1	30,915	47.1	1.5
Brokered deposits	11,778	14.3	4.5	13,310	17.6	3.9	12,304	18.8	2.1
Total interest-bearing deposits	$ 82,268	100.0 %	4.6 %	$ 75,487	100.0 %	3.9 %	$ 65,624	100.0 %	1.5 %

Our deposit liabilities provide funding with maturities ranging from one day to ten years. At December 31, 2024, the weighted average maturity of our interest-bearing time deposits was one year. See Note 8. *Deposits* to our consolidated financial statements for more information on the maturities of our time deposits.

The standard FDIC deposit insurance amount is $250,000 per depositor, for each account ownership category. Our estimate of the uninsured portion of total deposit balances, excluding any intercompany balance, at December 31, 2024 was $6.1 billion.

The following table summarizes the portion of uninsured deposits that are certificates of deposit by contractual maturity at December 31, 2024.

($ in millions)	3 Months or Less	Over 3 Months but within 6 Months	Over 6 Months but within 12 Months	Over 12 Months	Total
Certificates of deposit (including IRA certificates of deposit)	$ 794	$ 1,237	$ 1,045	$ 660	$ 3,736

Securitized Financings

We access the asset-backed securitization market using the Synchrony Card Issuance Trust ("SYNIT") through which we may issue asset-backed securities through both public transactions and private transactions funded by financial institutions and commercial paper conduits. In addition, we issue asset-backed securities in private transactions through the Synchrony Credit Card Master Note Trust ("SYNCT") and the Synchrony Sales Finance Master Trust ("SFT").

At December 31, 2024, we had $2.9 billion of outstanding private asset-backed securities and $4.9 billion of outstanding public asset-backed securities, in each case held by unrelated third parties.

The following table summarizes expected contractual maturities of the investors' interests in securitized financings, excluding debt premiums, discounts and issuance costs at December 31, 2024.

($ in millions)	Less Than One Year		One Year Through Three Years		Four Years Through Five Years		After Five Years		Total	
Scheduled maturities of borrowings—owed to securitization investors:										
SYNCT	$	1,050	$	600	$	—	$	—	$	1,650
SFT		275		1,000		—		—		1,275
SYNIT[1]		1,675		3,250		—		—		4,925
Total borrowings—owed to securitization investors	$	3,000	$	4,850	$	—	$	—	$	7,850

_____

(1) Excludes any subordinated classes of SYNIT notes that we owned at December 31, 2024.

We retain exposure to the performance of trust assets through: (i) in the case of SYNCT, SFT and SYNIT, subordinated retained interests in the loan receivables transferred to the trust in excess of the principal amount of the notes for a given series that provide credit enhancement for a particular series, as well as a pari passu seller's interest in each trust and (ii) in the case of SYNIT, any subordinated classes of notes that we own.

All of our securitized financings include early repayment triggers, referred to as early amortization events, including events related to material breaches of representations, warranties or covenants, inability or failure of the Bank to transfer loan receivables to the trusts as required under the securitization documents, failure to make required payments or deposits pursuant to the securitization documents, and certain insolvency-related events with respect to the related securitization depositor, Synchrony (solely with respect to SYNCT) or the Bank. In addition, an early amortization event will occur with respect to a series if the excess spread as it relates to a particular series or for the trust, as applicable, falls below zero. Following an early amortization event, principal collections on the loan receivables in the applicable trust are applied to repay principal of the trust's asset-backed securities rather than being available on a revolving basis to fund the origination activities of our business. The occurrence of an early amortization event also would limit or terminate our ability to issue future series out of the trust in which the early amortization event occurred. No early amortization event has occurred with respect to any of the securitized financings in SYNCT, SFT or SYNIT.

The following table summarizes for each of our trusts the three-month rolling average excess spread at December 31, 2024.

	Note Principal Balance ($ in millions)		# of Series Outstanding	Three-Month Rolling Average Excess Spread[1]
SYNCT	$	1,650	3	~ 15.1% to 15.7%
SFT	$	1,275	5	12.2 %
SYNIT	$	4,925	1	16.9 %

_____

(1) Represents the excess spread (generally calculated as interest income collected from the applicable pool of loan receivables less applicable net charge-offs, interest expense and servicing costs, divided by the aggregate principal amount of loan receivables in the applicable pool) for SFT or, in the case of SYNCT, a range of the excess spreads relating to the particular series issued within such trust or, in the case of SYNIT, the excess spread relating to the one outstanding series issued within such trust, in all cases omitting any series that have not been outstanding for at least three full monthly periods and calculated in accordance with the applicable trust or series documentation, for the three securitization monthly periods ended December 31, 2024.

Senior and Subordinated Unsecured Notes

During the year ended December 31, 2024, we made repayments totaling $1.85 billion of senior unsecured notes issued by Synchrony Financial.

The following table provides a summary of our outstanding senior and subordinated unsecured notes at December 31, 2024, which includes $750 million of senior unsecured notes issued by Synchrony Financial in August 2024.

Issuance Date	Interest Rate[1]	Maturity	Principal Amount Outstanding[2]
($ in millions)			
Fixed rate senior unsecured notes:			
Synchrony Financial			
July 2015	4.500%	July 2025	1,000
August 2016	3.700%	August 2026	500
December 2017	3.950%	December 2027	1,000
March 2019	5.150%	March 2029	650
October 2021	2.875%	October 2031	750
June 2022	4.875%	June 2025	750
Synchrony Bank			
August 2022	5.400%	August 2025	900
August 2022	5.625%	August 2027	600
Fixed-to-floating rate senior unsecured notes:			
Synchrony Financial			
August 2024	5.935%[3]	August 2030	750
Fixed rate subordinated unsecured notes:			
Synchrony Financial			
February 2023	7.250%	February 2033	750
Total fixed rate and fixed-to-floating rate senior and subordinated unsecured notes			$ 7,650

---

(1) Weighted average interest rate of all senior and subordinated unsecured notes at December 31, 2024 was 4.91%.
(2) The amounts shown exclude unamortized debt discounts, premiums and issuance costs.
(3) Interest rate fixed through August 1, 2029; resets August 2, 2029 to floating rate based on compounded Secured Overnight Financing Rate ("SOFR") plus 213 basis points.

Short-Term Borrowings

Except as described above, there were no material short-term borrowings for the periods presented.

Covenants

The indentures pursuant to which our senior and subordinated unsecured notes have been issued include various covenants, including covenants that restrict (subject to certain exceptions) Synchrony's ability to dispose of, or incur liens on, any of the voting stock of the Bank or otherwise permit the Bank to be merged, consolidated, leased or sold in a manner that results in the Bank being less than 80% controlled by us.

If we do not satisfy any of these covenants discussed above, the maturity of amounts outstanding thereunder may be accelerated and become payable. We were in compliance with all of these covenants at December 31, 2024.

At December 31, 2024, we were not in default under any of our credit facilities.

Credit Ratings

Our borrowing costs and capacity in certain funding markets, including securitizations and senior and subordinated debt, may be affected by the credit ratings of the Company, the Bank and the ratings of our asset-backed securities.

The table below reflects our current credit ratings and outlooks:

	S&P	Fitch Ratings
Synchrony Financial		
Senior unsecured debt	BBB-	BBB-
Subordinated unsecured debt	BB+	BB+
Preferred stock	BB-	B+
Outlook for Synchrony Financial	Stable	Positive
Synchrony Bank		
Senior unsecured debt	BBB	BBB-
Outlook for Synchrony Bank	Stable	Positive

In addition, certain of the asset-backed securities issued by SYNIT are rated by Fitch, S&P and/or Moody's. A credit rating is not a recommendation to buy, sell or hold securities, may be subject to revision or withdrawal at any time by the assigning rating organization, and each rating should be evaluated independently of any other rating. Downgrades in these credit ratings could materially increase the cost of our funding from, and restrict our access to, the capital markets.

Liquidity

We seek to ensure that we have adequate liquidity to sustain business operations, fund asset growth, satisfy debt obligations and to meet regulatory expectations under normal and stress conditions.

We maintain policies outlining the overall framework and general principles for managing liquidity risk across our business, which is the responsibility of our Asset and Liability Management Committee, a management committee under the oversight of the Risk Committee of our Board of Directors. We employ a variety of metrics to monitor and manage liquidity. We perform regular liquidity stress testing and contingency planning as part of our liquidity management process. We evaluate a range of stress scenarios including Company specific and systemic events that could impact funding sources and our ability to meet liquidity needs.

We maintain a liquidity portfolio, which at December 31, 2024 had $17.2 billion of liquid assets, primarily consisting of cash and equivalents, less cash in transit which is not considered to be liquid, compared to $16.8 billion of liquid assets at December 31, 2023. The increase in liquid assets was primarily due to deposit growth and the issuances of securitized debt and preferred stock, as well as the proceeds from the Pets Best disposition, partially offset by loan receivables growth. We believe our liquidity position at December 31, 2024 remains strong as we continue to operate in a period of uncertain economic conditions and we will continue to closely monitor our liquidity as economic conditions change.

As a general matter, investments included in our liquidity portfolio are expected to be highly liquid, giving us the ability to readily convert them to cash. The level and composition of our liquidity portfolio may fluctuate based upon the level of expected maturities of our funding sources as well as operational requirements and market conditions.

We also have access to several additional sources of liquidity beyond our liquidity portfolio. At December 31, 2024, we had an aggregate of $11.5 billion of available borrowing capacity through the Federal Reserve's discount window. In addition, we had $2.6 billion of undrawn capacity on our securitized financings, subject to customary borrowing conditions, from private lenders under our securitization programs, of which $2.1 billion was committed and $450 million was uncommitted, as well as $500 million of undrawn committed capacity under our unsecured revolving credit facility with private lenders. We also have other unencumbered assets in the Bank available to be used to generate additional liquidity through secured borrowings or asset sales or to be pledged to the Federal Reserve Board for credit at the discount window.

We rely significantly on dividends and other distributions and payments from the Bank for liquidity; however, bank regulations, contractual restrictions and other factors limit the amount of dividends and other distributions and payments that the Bank may pay to us. For a discussion of regulatory restrictions on the Bank's ability to pay dividends, see "*Regulation—Risk Factors Relating to Regulation—We are subject to restrictions that limit our ability to pay dividends and repurchase our common stock; the Bank is subject to restrictions that limit its ability to pay dividends to us, which could limit our ability to pay dividends, repurchase our common stock or make payments on our indebtedness,*" "*Regulation—Savings Association Regulation—Dividends and Stock Repurchases*" and — *Liquidity," and Regulation—Savings and Loan Holding Company Regulation—Liquidity."*

Quantitative and Qualitative Disclosures About Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, correlations or other market factors will result in losses for a position or portfolio. We are exposed to market risk primarily from changes in interest rates. See "*Risks—Risk Factors Relating to Our Business—Changes in market interest rates could have a material adverse effect on our net earnings, funding and liquidity*" and "*—A reduction in our credit ratings could materially increase the cost of our funding from, and restrict our access to, the capital markets.*"

Interest Rate Risk

We borrow money from a variety of depositors and institutions in order to provide loans to our customers. Changes in market interest rates cause our net interest income to increase or decrease, as some of our assets and liabilities carry interest rates that fluctuate with market benchmarks. The interest rate benchmark for our floating rate assets is generally the prime rate, and the interest rate benchmark for our floating rate liabilities is generally either the Secured Overnight Financing Rate ("SOFR"), U.S. Treasury bills, or the federal funds rate. The prime rate and the SOFR, U.S. Treasury bills or federal funds rate could reset at different times or could diverge, leading to mismatches in the interest rates on our floating rate assets and floating rate liabilities.

Competitive factors and future regulatory changes may limit or restrict the rate of interest we can charge on our loans. In addition, some of our program agreements also limit the rate of interest we can charge to customers. If interest rates were to rise materially over a sustained period of time, like we experienced during 2022 and 2023, and we are unable to sufficiently raise our interest rates in a timely manner, our net interest income and margin could be adversely impacted, which could have a material adverse effect on our net earnings.

Interest rates may also adversely impact our customers' spending levels and ability and willingness to pay outstanding amounts owed to us. Our floating rate products bear interest rates that fluctuate with the prime rate. Higher interest rates often lead to higher payment obligations by customers to us and other lenders under mortgage, credit card and other consumer loans, which may reduce our customers' ability to remain current on their obligations to us and therefore lead to increased delinquencies, charge-offs and allowances for credit losses, which could have a material adverse effect on our net earnings.

Changes in interest rates and competitor responses to these changes may also impact customer decisions to maintain deposits with us, and reductions in deposits could materially adversely affect our funding costs and liquidity.

At December 31, 2024, 62% of our loan receivables were priced at a fixed interest rate to the customer, with the remaining 38% at a floating interest rate. We fund our assets with a combination of fixed rate and floating rate funding sources that include deposits, securitized financings and unsecured debt. To manage interest rate risk, we seek to match the interest rate repricing characteristics of our assets and liabilities. Historically, we have not used interest rate derivative contracts to manage interest rate risk; however, we may choose to do so in the future. To the extent we are unable to effectively match the interest rate sensitivity of our assets and liabilities, our net earnings could be materially adversely affected.

We assess our interest rate risk by estimating the effect of various interest rate scenarios on our net interest income.

For purposes of presenting the possible earnings effect of a hypothetical, adverse change in interest rates over the 12-month period from our reporting date, we assume that all interest rate sensitive assets and liabilities will be impacted by a hypothetical, immediate 100 basis point increase or decrease in interest rates as of the beginning of the period. The sensitivity is based upon the hypothetical assumption that all relevant types of interest rates that affect our results would increase or decrease instantaneously, simultaneously and to the same degree.

Our interest rate sensitive assets include our variable rate loan receivables and the assets that make up our liquidity portfolio. Assets with rates that are fixed at period end but which will mature, or otherwise contractually reset to a market-based indexed rate or other fixed rate prior to the end of the 12-month period, are considered to be rate sensitive. The latter category includes certain loans that may be offered at below-market rates for an introductory period, such as balance transfers and special promotional programs, after which the loans will contractually reprice under standard terms in accordance with our normal market-based pricing structure. For purposes of measuring rate sensitivity for such loans, only the effect of the hypothetical 100 basis point change in the underlying market-based indexed rate or other fixed rate has been considered rather than the full change in the rate to which the loan would contractually reprice (i.e. assets are categorized as fixed or floating according to their underlying contractual terms). For assets that have a fixed interest rate at the period end but which contractually will, or are assumed to, reset to a market-based indexed rate or other fixed rate during the next 12 months, net interest income sensitivity is measured from the expected repricing date.

Interest rate sensitive liabilities are assumed to be those for which the stated interest rate is not contractually fixed for the next 12-month period. Thus, liabilities that vary with changes in a market-based index, such as the federal funds rate SOFR or U.S. Treasury bills, which will reset before the end of the 12-month period, or liabilities whose rates are fixed at the period end but which will mature and are assumed to be replaced with a market-based indexed rate prior to the end of the 12-month period, also are considered to be rate sensitive. For these fixed rate liabilities, net interest income sensitivity is measured from the expected repricing date.

The following table presents the approximate net interest income impacts forecasted over the next twelve months from an immediate and parallel change in interest rates affecting all interest rate sensitive assets and liabilities at December 31, 2024.

Basis Point Change	At December 31, 2024
($ in millions)	
-100 basis points	$ (96)
+100 basis points	$ 14

Limitations of Market Risk Measures

The interest rate risk models that we use in deriving these measures incorporate contractual information, internally-developed assumptions and proprietary modeling methodologies, which project borrower and deposit behavior patterns in certain interest rate environments. Other market inputs, such as interest rates, market prices and interest rate volatility, are also critical components of our interest rate risk measures. We regularly evaluate, update and enhance these assumptions, models and analytical tools as we believe appropriate to reflect our best assessment of the market environment and the expected behavior patterns of our existing assets and liabilities.

There are inherent limitations in any methodology used to estimate the exposure to changes in market interest rates. The sensitivity analysis provided above contemplates only certain movements in interest rates and is based on the existing balance sheet as well as assumptions around future growth, pricing and balance sheet composition. It does not attempt to estimate the effect of a more significant interest rate increase over a sustained period of time, which as described in "—*Interest Rate Risk*" above, could adversely affect our net interest income. In addition, the strategic actions that management may take to manage our balance sheet may differ from our projections, which could cause our actual net interest income to differ from the above sensitivity analysis.

Capital

Our primary sources of capital have been earnings generated by our business and existing equity capital. We seek to manage capital to a level and composition sufficient to support the risks of our business, meet regulatory requirements, adhere to rating agency targets and support future business growth. The level, composition and utilization of capital are influenced by changes in the economic environment, strategic initiatives and legislative and regulatory developments. Within these constraints, we are focused on deploying capital in a manner that will provide attractive returns to our stockholders.

While not subject to a formal requirement in prior year periods, we have previously submitted our capital plan to the Federal Reserve Board. In 2024, we became subject to the Federal Reserve Board's formal capital plan submission requirements and submitted our capital plan to the Federal Reserve Board.

Dividend and Share Repurchases

Common Stock Cash Dividends Declared	Month of Payment	Amount per Common Share		Amount	
Three months ended ($ in millions, except per share data)					
March 31, 2024	February 2024	$	0.25	$	102
June 30, 2024	May 2024		0.25		100
September 30, 2024	August 2024		0.25		99
December 31, 2024	November 2024		0.25		97
Total dividends declared		$	1.00	$	398

Preferred Stock Cash Dividends Declared	Month of Payment	Series A		Series B	
		Amount per Preferred Share	Amount	Amount per Preferred Share	Amount
Three months ended ($ in millions, except per share data)					
March 31, 2024	February 2024	$ 14.06	$ 11	$ —	$ —
June 30, 2024	May 2024	14.06	10	18.79	9
September 30, 2024	August 2024	14.06	11	20.63	10
December 31, 2024	November 2024	14.06	10	20.63	11
Total dividends declared		$ 56.24	$ 42	$ 60.05	$ 30

In February 2024, we issued depositary shares representing $500 million of Series B 8.250% fixed rate reset non-cumulative perpetual preferred stock, with dividends payable quarterly beginning in May 2024. The declaration and payment of future dividends to holders of our common and preferred stock will be at the discretion of the Board and will depend on many factors. For a discussion of regulatory and other restrictions on our ability to pay dividends and repurchase stock, see "*Regulation—Risk Factors Relating to Regulation—We are subject to restrictions that limit our ability to pay dividends and repurchase our common stock; the Bank is subject to restrictions that limit its ability to pay dividends to us, which could limit our ability to pay dividends, repurchase our common stock or make payments on our indebtedness.*"

Common Shares Repurchased Under Publicly Announced Programs	Total Number of Shares Purchased	Dollar Value of Shares Purchased	
Three months ended ($ and shares in millions)			
March 31, 2024	7.5	$	300
June 30, 2024	6.9		300
September 30, 2024	6.6		300
December 31, 2024	1.5		100
Total	22.5	$	1,000

During the year ended December 31, 2024, we repurchased $1.0 billion of common stock as part of our share repurchase program. In April 2024, the Board of Directors approved an incremental share repurchase program of up to $1.0 billion through June 30, 2025 (the "2024 plan"). At December 31, 2024, we had $600 million remaining in share repurchase authorization under the 2024 plan. Repurchases under this program are subject to market conditions and other factors, including legal and regulatory restrictions and required approvals, if any.

Regulatory Capital Requirements - Synchrony Financial

As a savings and loan holding company, we are required to maintain minimum capital ratios, under the applicable U.S. Basel III capital rules. For more information, see "*Regulation—Savings and Loan Holding Company Regulation.*"

For Synchrony Financial to be a well-capitalized savings and loan holding company, Synchrony Bank must be well-capitalized and Synchrony Financial must not be subject to any written agreement, order, capital directive, or prompt corrective action directive issued by the Federal Reserve Board to meet and maintain a specific capital level for any capital measure. At December 31, 2024 and 2023, Synchrony Financial met all the requirements to be deemed well-capitalized.

The following table sets forth the composition of our capital ratios for the Company calculated under the Basel III Standardized Approach rules at December 31, 2024 and 2023, respectively.

	Basel III			
	At December 31, 2024		At December 31, 2023	
($ in millions)	Amount	Ratio[1]	Amount	Ratio[1]
Total risk-based capital	$ 17,407	16.5 %	$ 15,464	14.9 %
Tier 1 risk-based capital	$ 15,239	14.5 %	$ 13,334	12.9 %
Tier 1 leverage	$ 15,239	12.9 %	$ 13,334	11.7 %
Common equity Tier 1 capital	$ 14,017	13.3 %	$ 12,600	12.2 %
Risk-weighted assets	$ 105,417		$ 103,460	

_____

(1) Tier 1 leverage ratio represents total Tier 1 capital as a percentage of total average assets, after certain adjustments. All other ratios presented above represent the applicable capital measure as a percentage of risk-weighted assets.

The Company elected to adopt the option provided by the interim final rule issued by joint federal bank regulatory agencies, which largely delayed the effects of CECL on our regulatory capital. The effects were phased-in over a three-year transitional period through 2024, collectively the "CECL regulatory capital transition adjustment". The effects of CECL on our regulatory capital will be fully phased-in beginning in the first quarter of 2025.

Capital amounts and ratios in the above table all reflect the applicable CECL regulatory capital transition adjustment for each period. The increase in our common equity Tier 1 capital ratio compared to December 31, 2023 was primarily due to the retention of net earnings during the year ended December 31, 2024 and the net impact of the Pets Best disposition and Ally Lending acquisition, partially offset by the third year phase-in of the CECL regulatory capital transition adjustment.

Regulatory Capital Requirements - Synchrony Bank

At December 31, 2024 and 2023, the Bank met all applicable requirements to be deemed well-capitalized pursuant to OCC regulations and for purposes of the Federal Deposit Insurance Act. The following table sets forth the composition of the Bank's capital ratios calculated under the Basel III Standardized Approach rules at December 31, 2024 and December 31, 2023, and also reflects the applicable CECL regulatory capital transition adjustment for each period.

($ in millions)	At December 31, 2024		At December 31, 2023		Minimum to be Well-Capitalized under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Ratio
Total risk-based capital	$ 15,916	15.8 %	$ 14,943	15.3 %	10.0 %
Tier 1 risk-based capital	$ 13,805	13.7 %	$ 12,880	13.2 %	8.0 %
Tier 1 leverage	$ 13,805	12.4 %	$ 12,880	12.0 %	5.0 %
Common equity Tier 1 capital	$ 13,805	13.7 %	$ 12,880	13.2 %	6.5 %

Failure to meet minimum capital requirements can result in the initiation of certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could limit our business activities and have a material adverse effect on our business, results of operations and financial condition. See "*Regulation—Risk Factors Relating to Regulation—Failure by Synchrony and the Bank to meet applicable capital adequacy and liquidity requirements could have a material adverse effect on us*."

Off-Balance Sheet Arrangements and Unfunded Lending Commitments

We do not have any material off-balance sheet arrangements, including guarantees of third-party obligations. Guarantees are contracts or indemnification agreements that contingently require us to make a guaranteed payment or perform an obligation to a third-party based on certain trigger events. At December 31, 2024, we had not recorded any contingent liabilities in our Consolidated Statements of Financial Position related to any guarantees. See Note 6 - *Variable Interest Entities* to our consolidated financial statements for more information on our investment commitments for unconsolidated variable interest entities.

We extend credit, primarily arising from agreements with customers for unused lines of credit on our credit cards, in the ordinary course of business. Each unused credit card line is unconditionally cancellable by us. See Note 5. *Loan Receivables and Allowance for Credit Losses* to our consolidated financial statements for more information on our unfunded lending commitments.

Critical Accounting Estimates

In preparing our consolidated financial statements, we have identified certain accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they involve significant judgments and uncertainties. The critical accounting estimates we have identified relate to allowance for credit losses and fair value measurements. These estimates reflect our best judgment about current, and for some estimates future, economic and market conditions and their effects based on information available as of the date of these financial statements. If these conditions change from those expected, it is reasonably possible that these judgments and estimates could change, which may result in incremental losses on loan receivables, or material changes to our Consolidated Statements of Financial Position, among other effects. See Note 2. *Basis of Presentation and Summary of Significant Accounting Policies* to our consolidated financial statements, which discusses the significant accounting policies related to these estimates.

Allowance for Credit Losses

Losses on loan receivables are estimated and recognized upon origination of the loan, based on expected credit losses for the life of the loan balance as of the period end date. This requires us to estimate expected losses in the portfolio as of each balance sheet date. The method for calculating the estimate of expected credit loss takes into account historical experience, and current conditions and future expectations for pools of loans with similar risk characteristics, and reasonable and supportable forecasts about the future. The model utilizes a macroeconomic forecast, with unemployment as the primary macroeconomic variable. We also perform a qualitative assessment in addition to model estimates and apply qualitative adjustments as necessary. The reasonable and supportable forecast period is determined primarily based upon an assessment of the current economic outlook and our ability to use available data to accurately forecast losses over time. The reasonable and supportable forecast period used in our estimate of credit losses at December 31, 2024 was 12 months, consistent with the forecast period utilized since adoption of CECL. The Company reassesses the reasonable and supportable forecast period on a quarterly basis. Beyond the reasonable and supportable forecast period, we revert to historical loss information at the loan receivables segment level over a 6-month period, gradually increasing the weight of historical losses by an equal amount each month during the reversion period, and utilize historical loss information thereafter for the remaining life of the portfolio. The reversion period, similar to the reasonable and supportable forecast period, may change in the future depending on multiple factors such as forecasting methods, portfolio changes, and macroeconomic environment.

We evaluate each portfolio quarterly. For credit card receivables, our estimation process includes analysis of historical data, and there is a significant amount of judgment applied in selecting inputs and analyzing the results produced by the models to determine the allowance. Our risk process includes standards and policies for reviewing major risk exposures and concentrations, and evaluates relevant data either for individual loans or on a portfolio basis, as appropriate. More specifically, we use an enhanced migration analysis to estimate the likelihood that a loan will progress through the various stages of delinquency. The enhanced migration analysis considers uncollectible principal, interest and fees reflected in the loan receivables, segmented by credit and business parameters. We use other analyses to estimate expected losses on non-delinquent accounts, which include past performance, bankruptcy activity such as filings, policy changes, loan volumes and amounts. Holistically, for assessing the portfolio credit loss content, we also evaluate portfolio risk management techniques applied to various accounts, historical behavior of different account vintages, account seasoning, economic conditions, recent trends in delinquencies, account collection management, forecasting uncertainties, expectations about the future, and a qualitative assessment of the adequacy of the allowance for credit losses.

We estimate our allowance for credit losses using pools of loans with similar risk characteristics. Further, when experience is not available for new portfolios, while we accumulate experience, we utilize our experience with the most closely analogous products and segments in our portfolio. The underlying assumptions, estimates and assessments we use to provide for losses are updated periodically to reflect our view of current and forecasted conditions and are subject to the regulatory examination process, which can result in changes to our assumptions. Changes in such estimates can significantly affect the allowance and provision for credit losses. It is possible that we will experience credit losses that are different from our current estimates.

Fair Value Measurements

Assets measured at fair value on a recurring basis primarily consist of investments in debt securities. Liabilities at December 31, 2024 measured at fair value on a recurring basis were not material. Assets that are not measured at fair value every reporting period, but that are subject to fair value measurements in certain circumstances, primarily include business acquisitions and dispositions, acquired loans, loans that have been reduced to fair value when they are held for sale, equity method investments that are written down to fair value when they are impaired, as well as certain equity securities without readily determinable fair value that are measured based upon observable price changes. Assets that are written down to fair value when impaired are not subsequently adjusted to fair value unless further impairment occurs.

A fair value measurement is determined as the price that we would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. In the absence of active markets for the identical assets or liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date. The determination of fair value often involves significant judgments about assumptions such as determining an appropriate discount rate that factors in both risk and liquidity premiums, identifying the similarities and differences in market transactions, weighting those differences accordingly and then making the appropriate adjustments to those market transactions to reflect the risks specific to the asset or liability being valued.

During the year ended December 31, 2024, we completed the disposition of Pets Best and acquisition of Ally Lending. These transactions included fair value measurements related to both the consideration received at the closing of the sale of Pets Best and the assets and liabilities acquired at the closing of the acquisition of Ally Lending, which primarily included loan receivables with an unpaid principal balance of $2.2 billion.

To determine the fair value of loan receivables acquired through our acquisition of Ally Lending, we estimated expected cash flows and discounted those cash flows using an observable market rate of interest, when available, and adjusted for factors that a market participant would consider in determining fair value. In determining fair value, expected cash flows are adjusted to include prepayment, default rate and loss severity estimates. The difference between the fair value of the loan receivables and the amount contractually due was recorded as a loan discount at acquisition. Including the impact of measurement period adjustments, the loan discount at the acquisition date was $469 million, which is to be amortized into interest income over the estimated remaining life of the loans. See Note 3. *Acquisitions and Dispositions* to our consolidated financial statements for additional information on the Ally Lending acquisition and disposition of Pets Best.

RISKS

Risk Factors Summary

We are providing the following summary of the risk factors contained in this Annual Report on Form 10-K to enhance the readability and accessibility of our risk factor disclosures. We encourage you to carefully review the full risk factors contained in this Annual Report on Form 10-K in their entirety for additional information regarding the material factors that make an investment in our securities speculative or risky. These risks and uncertainties include, but are not limited to, the following:

Macroeconomic, Strategic and Operational Risks

- Macroeconomic conditions could have a material adverse effect on our business, results of operations and financial condition.

- Our results of operations and growth depend on our ability to retain existing partners and attract new partners. Further, a significant percentage of our interest and fees on loans comes from relationships with a small number of large retail partners, and the loss of any of these partners could adversely affect our business and results of operations.

- Our business is heavily concentrated in U.S. consumer credit, and therefore our results are more susceptible to market fluctuations and legislative and regulatory developments in that market than a more diversified company.

- The CFPB's final rule on credit card late fees, if implemented, would likely materially adversely affect our business and results of operations.

- Our results depend, to a significant extent, on the active and effective promotion and support of our products by our partners, and on the financial performance of our partners.

- Competition in the consumer finance industry is intense.

- We may be unable to successfully develop and commercialize new or enhanced products and services, or realize the value of acquisitions, dispositions, strategic investments and strategic initiatives that we pursue.

- Fraudulent activity associated with our products and services could negatively impact our operating results, brand and reputation and cause the use of our products and services to decrease and our fraud losses to increase.

- The failure of third parties to provide various services that are important to our operations could have a material adverse effect on our business and results of operations.

- Our remote work arrangements may have an adverse impact on our business.

Technological Risks

- Cyber-attacks or other security breaches could have a material adverse effect on our business.

- Disruptions in the operation of our and our outsourced partners' technology environments could have a material adverse effect on our business.

Financial Risks

- Our allowance for credit losses may prove to be insufficient to cover losses on our loans.

- If assumptions or estimates we use in preparing our financial statements, including those related to the CECL accounting guidance, are incorrect or are required to change, our reported results of operations and financial condition may be adversely affected.

- Adverse financial market conditions, our inability to effectively manage our funding and liquidity risk or our inability to maintain or grow our deposits in the future could have a material adverse effect on our funding, liquidity and ability to meet our obligations.

- Changes in market interest rates could have a material adverse effect on our net earnings, funding and liquidity.

- A reduction in our credit ratings could materially increase the cost of our funding from, and restrict our access to, the capital markets.

- Various risks related to the securitization of our loan receivables, including our ability to securitize our loan receivables on favorable terms or at all, the occurrence of an early amortization event, our loss of the right to service or subservice our loan receivables or lower payment rates on such receivables could have a material adverse effect on our business, liquidity, cost of funds and financial condition.

- We rely extensively on models in managing many aspects of our business, and if they are not accurate or are misinterpreted, it could have a material adverse effect on our business and results of operations.

- Our business depends on our ability to successfully manage our credit risk, and failing to do so may result in high charge-off rates.

- We may not be able to offset increases in our costs with decreased payments under our retailer share arrangements, which could reduce our profitability.

- Reductions in interchange fees and changes to the regulations governing such fees, could have a material adverse impact on our business and results of operations.

Legal Risks

- We have international operations that subject us to various international risks as well as increased compliance and regulatory risks and costs.

- If we are alleged to have infringed upon the intellectual property rights owned by others or are not able to protect our intellectual property, our business and results of operations could be adversely affected.

- Litigation, regulatory actions and compliance issues could subject us to significant fines, penalties, judgments, remediation costs and/or requirements resulting in increased expenses.

Regulatory Risks

- Our business is subject to government regulation, supervision, examination and enforcement, which could adversely affect our business, results of operations and financial condition.

- Ongoing changes to the regulatory framework applicable to us, including with respect to the CFPB, anti-money laundering and anti-terrorism financing laws, and our third party vendors have had, and may continue to have, a significant impact on our business, financial condition and results of operations.

- Failure by Synchrony and the Bank to meet applicable capital adequacy and liquidity requirements could limit our ability to pay dividends and repurchase our common stock or otherwise have a material adverse effect on us.

- Regulations relating to privacy, information security and data protection could increase our costs, affect or limit how we collect and use personal information and adversely affect our business opportunities.

The following discussion of risk factors contains "forward-looking statements," as discussed in "*Cautionary Note Regarding Forward-Looking Statements.*" These risk factors may be important to understanding any statement in this Annual Report on Form 10-K or elsewhere. The following information should be read in conjunction with "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" (MD&A), the consolidated financial statements and related notes in "*Consolidated Financial Statements and Supplementary Data*" and "*Regulation—Risk Factors Relating to Regulation*" of this Form 10-K Report.

Our business routinely encounters and addresses risks, some of which will cause our future results to be different - sometimes materially different - than we anticipate. Discussion about important operational risks that our business encounters can be found in the business descriptions in "*Our Business*" and the MD&A section of this Form 10-K Report. The key categories of risks our business faces are macro-economic, strategic, operational, technological (including cybersecurity), financial, legal and regulatory. Our reactions to material future developments as well as our competitors' reactions to those developments will affect our future results.

Macroeconomic, Strategic and Operational Risks

Macroeconomic conditions could have a material adverse effect on our business, results of operations and financial condition.

Key macroeconomic conditions historically have affected our business, results of operations and financial condition and are likely to affect them in the future. Consumer confidence, affordability, inflation, unemployment, personal income, personal savings and access to other liquidity, housing prices and values and other economic indicators are among the factors that often impact consumer spending and payment behavior and demand for credit. Poor economic conditions reduce the usage of our credit cards and other financing products and the average purchase amount of transactions on our credit cards and through our other products, which, in each case, reduces our interest and fee income. We rely primarily on interest and fees on our loan receivables to generate our net earnings. Our interest and fees on our loan receivables was $21.6 billion for the year ended December 31, 2024. Poor economic conditions also adversely affect the ability and willingness of customers to pay amounts owed to us, increasing delinquencies, bankruptcies, charge-offs and allowances for credit losses and settlements. For example, our over-30 day delinquency rate as a percentage of period-end loan receivables was 8.25% at December 31, 2009 during the financial crisis, compared to 4.70% at December 31, 2024, and our full-year net charge-off rate was 11.26% for the year ended December 31, 2009, compared to 6.31% for the year ended December 31, 2024. The assessment of our credit profile includes the evaluation of broader consumer and industry trends, such as payment behavior and overall indebtedness.

Economic growth in the United States can slow due to low productivity, declining investments, limited access to credit, shrinking labor force, labor relations, concerns about the level of U.S. government debt, inflation, interest rates, tariffs (including retaliatory tariffs in response to tariffs imposed by the United States), and monetary and/or fiscal actions, as well as economic and political conditions in the U.S. and global markets, including international trade relations. Additionally, there is uncertainty regarding the impact of changes in the U.S. presidential administration and Congress on fiscal, monetary and regulatory policy. A prolonged period of slow economic growth or a significant deterioration in economic conditions or broader consumer trends, including employment, wage growth, savings rates and consumer indebtedness, would likely affect consumer spending levels and the ability and willingness of customers to pay amounts owed to us, and could have a material adverse effect on our business, key credit trends, results of operations and financial condition. Further, while the effects of the COVID-19 pandemic have subsided the impact of any future outbreaks, epidemics, pandemics or other public health crises on our business remain uncertain and are difficult to predict.

Macroeconomic conditions may also cause net earnings to fluctuate and diverge from expectations of securities analysts and investors, who may have differing assumptions regarding the impact of these conditions on our business, and this may adversely impact our stock price.

In addition, governments may implement regulations or investors and other stakeholders may adopt new investment policies or otherwise impose new expectations regarding sustainability, social or other topics that cause significant shifts in disclosure, commerce and consumption behaviors that may have negative impacts on our business and/or reputation.

Our results of operations and growth depend on our ability to retain existing partners and attract new partners.

Substantially all of our revenue is generated from the credit products we provide to customers of our partners pursuant to program agreements we enter into with our partners. As a result, our results of operations and growth depend on our ability to retain existing partners and attract new partners. Historically, there has been turnover in our partners, and we expect this will continue in the future.

Many of the program agreements we have in place with our large partners and national and regional retailer and manufacturer partners are for multi-year terms. These program agreements generally permit us or our partner to terminate the agreement prior to its scheduled termination date under certain circumstances. A partner may terminate an agreement for various reasons, including, in some cases, if we fail to meet certain service levels or change certain key cardholder terms or our credit criteria, we fail to achieve certain targets with respect to approvals of new customers as a result of the credit criteria we use, we elect not to increase the program size when the outstanding loan receivables under the program reach certain thresholds or we are not adequately capitalized, certain force majeure events or changes in our ownership occur, or a material adverse change in our financial condition or a significant change in law occurs. A few programs with national and regional retailer and manufacturer partners also may be terminated at will by the partner on specified notice to us (e.g., several months). In addition, programs with manufacturers, buying groups and industry associations generally are made available to certain partners such as individual retail outlets, dealers and merchants under dealer agreements, which typically may be terminated at will by us or our partner on short notice (e.g., 15 days).

There is significant competition for our existing partners, and our failure to retain our existing larger partner relationships upon the expiration or our earlier loss of a relationship upon the exercise of a partner's early termination rights, or the expiration or termination of a substantial number of smaller partner relationships, could have a material adverse effect on our results of operations (including growth rates) and financial condition to the extent we do not acquire new partners of similar size and profitability or otherwise grow our business. In addition, existing relationships may be renewed with less favorable terms to the Company in response to increased competition for such relationships. The competition for new partners is also significant, and our failure to attract new partners could adversely affect our ability to grow.

A significant percentage of our interest and fees on loans comes from relationships with a small number of large retail partners, and the loss of any of these partners could adversely affect our business and results of operations.

Our five largest programs based upon interest and fees on loans for the year ended December 31, 2024 were Amazon, JCPenney, Lowe's, PayPal and Sam's Club. These programs accounted in aggregate for 54% of our total interest and fees on loans for the year ended December 31, 2024, and 51% of loan receivables at December 31, 2024. Our programs with Lowe's, PayPal, which includes our Venmo program, and Sam's Club, each accounted for more than 10% of our total interest and fees on loans for the year ended December 31, 2024. See "*Our Business— Our Sales Platforms.*"

The program agreements generally permit us or our partner to terminate the agreement prior to its scheduled termination date under various circumstances as described in the preceding risk factor. Some of our program agreements also provide that, upon expiration or termination, our partner may purchase or designate a third party to purchase the accounts and loans generated with respect to its program and all related customer data. The loss of any of our largest partners or a material reduction in the interest and fees we receive from their customers could have a material adverse effect on our results of operations and financial condition.

Our business is heavily concentrated in U.S. consumer credit, and therefore our results are more susceptible to market fluctuations and legislative and regulatory developments in that market than a more diversified company.

Our business is heavily concentrated in the U.S. consumer credit industry. As a result, we are more susceptible to fluctuations and risks particular to U.S. consumer credit than a more diversified company. Our business is particularly sensitive to macroeconomic conditions that affect the U.S. economy, consumer spending and consumer credit. For example, beginning in the second half of 2022 and through 2024, we experienced moderation in payment rates due to lower consumer savings and other factors. To the extent that payment rates continue to moderate, we could see a decline and/or volatility in purchase volume, as well as increases in our delinquencies, net charge-off rate and allowance for credit losses. The extent of the impacts on U.S. consumer credit from these and other macroeconomic conditions is currently uncertain and dependent on various factors and could have a material adverse effect on our business, results of operations and financial condition. Additionally, we have and may in the future implement measures to tighten credit access in response to certain consumer and economic indicators which have and may in the future impact our financial performance, such as purchase volume and new accounts.

In addition, we are more susceptible to the risks of increased regulations and legal and other regulatory actions that are targeted at consumer credit or the specific consumer credit products that we offer (including pricing on our credit products, our payment security program and promotional financing). For example, recent legislative and regulatory proposals have sought to limit pricing on consumer credit products. In addition, our Health & Wellness platform is more susceptible to increased regulations and legal and other regulatory actions targeted at healthcare related procedures or services, in contrast to other industries. Our business concentration in U.S. consumer credit and susceptibility to associated legislative and regulatory actions could have a material adverse effect on our results of operations.

The CFPB's final rule on credit card late fees, if implemented, would likely materially adversely affect our business and results of operations.

On March 5, 2024, the CFPB issued a final rule amending its regulations that implement the Truth in Lending Act to, among other things, lower the safe harbor dollar amount for credit card late fees from $30 (adjusted to $41 for each subsequent late payment within the next six billing cycles) to $8 and eliminate the automatic annual inflation adjustment to such safe harbor dollar amount. The final rule, when effective, will result in a significant reduction in our interest and fees on loan receivables. Industry organizations have challenged the final rule in court. The final rule had an original effective date of May 14, 2024; however, on May 10, 2024, the United States District Court for the Northern District of Texas granted an injunction and stay of the final rule, and the injunction remains in effect. The ultimate outcome of this litigation and the impact on the final rule, including whether the final rule will become effective and if effective, the timing of implementation, is uncertain. We continue to closely monitor relevant developments and the impact on our business. If the final rule does not become effective, there is also a risk that new regulations relating to late fees may be proposed.

For the year ended December 31, 2024, interest income on loan receivables includes fees on loans, which primarily consist of late fees on our credit products, of $2.5 billion, net of reversals. A significant reduction in the late fees the Company charges would reduce our fees on loans and could also impact the competitiveness of our credit products and our ability and willingness to provide certain products and services, or to continue to offer our products to certain customers. In anticipation that the final rule will become effective, we have implemented a number of product, pricing and policy changes to adjust for the significant reduction in our late fee income. The effects of these changes have started to be reflected in our Consolidated Statement of Earnings for the year ended December 31, 2024. These changes may subject us to a variety of risks, due to, among other things, additional costs and partner, customer and other stakeholder acceptance.

Further, it will take time for these product, pricing and policy changes to offset the impact of a significant reduction in the late fees we charge and there can be no assurance that these changes will fully offset the impact. Additionally, we are unable to predict the impact the product, pricing and policy changes and the implementation of the final rule itself or the final rule not becoming effective, will have on our customers' and overall consumer behavior, including in regard to our ability to retain existing customers and attract new customers.

Our inability to successfully manage the foregoing risks could result in harm to our reputation and our brand, as well as subject us to additional scrutiny from regulators and other stakeholders. If we are unable to continue to charge late fees at levels similar to those permitted under existing regulatory guidance or effectively offset the impacts of a significant reduction in the late fees we charge, there would be a material adverse effect on our business, results of operations and/or financial condition.

Our results depend, to a significant extent, on the active and effective promotion and support of our products by our partners.

Our partners generally accept most major credit cards and various other forms of payment, and therefore our success depends on their active and effective promotion of our products to their customers. We depend on our partners to integrate the use of our credit products into their physical and digital point-of-sale systems, to train their customer facing associates about our products, encourage their customers to apply for, and use, our products and otherwise effectively market our products through all physical and digital channels. In addition, although our programs with national and regional partners typically are exclusive with respect to the credit products we offer at that partner, some programs and most Health & Wellness provider relationships are not exclusive to us, and therefore a partner may choose to promote a competitor's financing over or alongside ours, depending upon cost, availability or attractiveness to consumers or other factors. Typically, we do not have, or utilize, any recourse against these non-exclusive partners when they do not prioritize the promotion of our products. Partners may also implement or fail to implement changes in their systems and technologies that may disrupt the integration between their systems and technologies and ours, which could disrupt or reduce the use of our products. The failure by our partners to effectively promote and support our products as well as changes they may make in their business models that negatively impact card usage could have a material adverse effect on our business and results of operations. In addition, if our partners engage in improper business practices, do not adhere to the terms of our program agreements or other contractual arrangements or standards, or otherwise diminish the value of our brand, we may suffer reputational damage and customers may be less likely to use our products, which could have a material adverse effect on our business and results of operations.

Our results are impacted, to a significant extent, by the financial performance of our partners.

Our ability to generate new loans and the interest and fees and other income associated with them is dependent upon sales of merchandise and services by our partners. The retail and healthcare industries in which our partners operate are intensely competitive. Our partners compete with retailers and department stores in their own geographic areas, as well as direct to consumer and online or digital sales businesses. Our partners in the healthcare industry compete with other healthcare providers. Our partners' sales may decrease or may not increase as we anticipate for various reasons, some of which are in the partners' control and some of which are not. For example, partner sales may be adversely affected by macroeconomic conditions having a national, regional or more local effect on consumer spending; regulatory actions such as tariffs, as well as retaliatory tariffs in response to tariffs imposed by the United States; taxes that impact the cost of consumer goods; business conditions affecting the general retail environment, such as supply chain disruptions or the ability to maintain sufficient staffing levels, or a particular partner or industry; or catastrophes affecting broad or more discrete geographic areas. If our partners' sales decline for any reason, it generally results in lower credit sales, and therefore lower loan volume and associated interest and fees and other income for us from their customers. In addition, if a partner closes some or all of its stores or locations, or becomes subject to a voluntary or involuntary bankruptcy proceeding (or if there is a perception that it may become subject to a bankruptcy proceeding), its customers who have used our financing products may have less incentive to pay their outstanding balances to us, which could result in higher charge-off rates than anticipated and our costs for servicing its customers' accounts may increase. This risk is particularly acute with respect to our largest partners that account for a significant amount of our interest and fees on loans. See "*—A significant percentage of our interest and fees on loans comes from relationships with a small number of partners, and the loss of any of these partners could adversely affect our business and results of operations.*" Moreover, if the financial condition of a partner deteriorates significantly or a partner becomes subject to a bankruptcy proceeding, we may not be able to recover amounts due to us from the partner such as customer returns or customer payments made in partner stores. A decrease in sales by our partners for any reason or a bankruptcy proceeding involving any of them could have a material adverse impact on our business and results of operations.

Competition in the consumer finance industry is intense.

The success of our business depends on our ability to retain existing partners and attract new partners. The competition for partners is intense and highly competitive across our product set. Our primary competitors for partners include major financial institutions, such as American Express, Bread Financial, Capital One, JPMorgan Chase, Citibank, TD Bank and Wells Fargo, and to a lesser extent, financial technology companies, point-of-sale lending focused companies, and potential partners' own in-house financing capabilities. Some of our competitors are substantially larger, have substantially greater resources and may offer a broader range of products and services. In addition, some of our competitors have been acquired, and others may in the future be acquired, by private-equity led consortia, which may expand the level of resources available to these competitors. We compete for partners on the basis of a number of factors, including program financial and other terms, technological capabilities, underwriting capabilities, marketing expertise, service levels, product and service offerings (including incentive and loyalty programs), and integration, brand and reputation. In addition, some of our competitors have a business model that allows for their partners to manage underwriting (e.g., new account approval), customer service and collections, and other core banking responsibilities that we retain but some partners may prefer to handle. As a result of competition, we may be unable to acquire new partners, lose existing relationships to competing companies or find it more costly to maintain our existing relationships.

In addition, new tech-enabled platforms have arisen to support our potential partners in scaling quickly. These include eCarts (e.g., Shopify and Magento), and independent software vendors (e.g., ServiceTitan). Building relationships with and integrating our offerings into these platforms is important to attract and retain certain types of new merchants (e.g., smaller digital merchants or specialty merchants such as contractors). If our competitors secure and maintain advantaged positions with these platforms, we may be unable to drive growth with merchants that leverage these platforms.

Our success also depends on our ability to attract and retain customers and generate usage of our products by them. The consumer credit and payments industry is highly competitive and we face an increasingly dynamic industry as emerging technologies enter the marketplace. As a form of payment, our products compete with cash, checks, debit cards, general purpose credit cards (including Visa, MasterCard, American Express and Discover Card), various forms of consumer installment loans, other private label card brands and, to a certain extent, prepaid cards and all forms of electronic payments. In the future, we expect our products may face increased competitive pressure to the extent that our products are not, or do not continue to be, accepted in, or compatible with digital wallet technologies such as Apple Pay, Samsung Pay, Android Pay and other similar technologies.

We may also face increased competition from current competitors or others who introduce or embrace disruptive technology that significantly changes the consumer credit and payment industry. We compete for customers and their usage of our products, and to minimize transfers to competitors of our customers' outstanding balances, based on a number of factors, including pricing (interest rates and fees), product offerings, credit limits, incentives (including loyalty programs) and customer service. Although we offer a variety of consumer credit products, some of our competitors provide a broader selection of services, including home and automobile loans and other consumer banking services, which may position them better among customers who prefer to use a single financial institution to meet all of their financial needs. Some of our competitors are substantially larger than we are, which may give those competitors advantages, including a more diversified product and customer base, the ability to reach out to more customers and potential customers, operational efficiencies, more versatile technology platforms, broad-based local distribution capabilities and lower-cost funding. In addition, some of our competitors, including new and emerging competitors in the digital and mobile payments space, are not subject to the same regulatory requirements or legislative scrutiny to which we are subject. Non-bank providers of pay-over-time solutions, such as Affirm, Afterpay, Klarna and others, extend consumer credit-like offerings but do not face the same restrictions, such as capital requirements and other regulatory requirements, as banks, which also could place us at a competitive disadvantage. In addition, some larger technology focused companies, e.g., Apple and Google, and larger retailers, e.g., Walmart and Target, are now offering financial products sometimes in collaboration with our competitors. Customer attrition from any or all of our credit products or any lowering of the pricing of our products by reducing interest rates or fees in order to retain customers could reduce our revenues and, therefore, our earnings.

In addition, companies that control access to consumer and merchant payment method choices at the point-of-sale or through digital wallets, commerce-related experiences, mobile applications or other technologies could choose not to accept, suppress use of, or degrade the experience of using our products. Such companies could also require payments from us to participate in such digital wallets, experiences or applications or negotiate incentives or pricing concessions, impacting our profitability on transactions.

In our retail deposits business, we have acquisition and servicing capabilities similar to other direct banking competitors. We compete for deposits with traditional banks, including separately branded direct banking platforms of traditional banks and other banks that have direct banking models similar to ours, such as Ally Financial, American Express, Barclays, Capital One 360, CIT, Citi, Citizens Bank, Discover, E-Trade and Marcus by Goldman Sachs. Competition among direct banks is intense because online banking provides customers the ability to rapidly deposit and withdraw funds and open and close accounts in favor of products and services offered by competitors. In addition, we compete for deposits with other consumer cash alternatives such as government money market funds offered by brokerages. See *"—Our inability to maintain or grow our deposits in the future could materially adversely affect our liquidity and ability to grow our business"* for additional information regarding the risks associated with our deposit business.

If we are unable to compete effectively for partners, customer usage, or deposits, our business and results of operations could be materially adversely affected.

We may be unable to successfully develop and commercialize new or enhanced products and services.

Our industry is subject to rapid and significant changes in technologies, products, services and consumer preferences. A key part of our financial success depends on our ability to develop and commercialize new products and services or enhancements to existing products and services, including with respect to loyalty programs, mobile and point-of-sale technologies, and Synchrony-branded bank deposit and credit products. Realizing the benefits of those products and services is uncertain. We may not assign the appropriate level of resources, priority or expertise to the development and commercialization of these new products, services or enhancements. Our ability to develop, acquire or commercialize competitive technologies, products or services on acceptable terms or at all may be limited by intellectual property rights that third parties, including competitors and potential competitors, may assert. In addition, success is dependent on factors such as partner and customer acceptance, adoption and usage, competition, the effectiveness of marketing programs, the availability of appropriate technologies and business processes and regulatory approvals. Success of a new product, service or enhancement also may depend upon our ability to deliver it on a large scale, which may require a significant investment, and we may not realize any benefits for many years.

We also may select, utilize and invest in technologies, products and services that ultimately do not achieve widespread adoption and therefore are not as attractive or useful to our partners, customers and service partners as we anticipate, or partners may not recognize the value of our new products and services or believe they justify any potential costs or disruptions associated with implementing them. In addition, because our products and services typically are marketed through our partners, if our partners are unwilling or unable to effectively implement our new technologies, products, services or enhancements, we may be unable to grow our business. Competitors may also develop or adopt technologies or introduce innovations that change the markets we operate in and make our products less competitive and less attractive to our partners and customers.

Our failure to successfully develop and commercialize new products, services or enhancements could have a material adverse effect on our business and results of operations.

We may not realize the value of acquisitions, dispositions, strategic investments and strategic initiatives that we pursue and such transactions and initiatives could divert resources or introduce unforeseen risks to our business.

We have and may in the future execute strategic acquisitions, dispositions, partnerships or initiatives or make other strategic investments in businesses, products, technologies or platforms to enhance or grow our business from time to time. For example, we completed the sale of Pets Best and our acquisition of Ally Lending in March 2024. These acquisitions, dispositions and strategic investments may divert management's time and resources, and introduce new costs, operational complexities or liabilities, including as a result of any transition arrangements, which could impact our ability to grow or maintain acceptable performance.

We may be unable to integrate systems, personnel or technologies from our acquisitions and strategic investments. These acquisitions, dispositions and strategic investments may also present unforeseen legal, regulatory or other challenges that we may not be able to manage effectively. The planning and integration of an acquisition, including of a new partner or credit card portfolio, partnership or investment, may shift employee time and other resources away from other matters which could impair our ability to focus on our core business.

New partnerships, acquisitions, dispositions, strategic investments and strategic initiatives may not perform as expected due to lack of acceptance by partners, customers or employees, higher than forecasted costs or losses, lengthy transition periods, difficulties retaining key personnel, synergies or savings not being realized and a variety of other factors. This may result in a delay or unrealized benefit, or in some cases, increased costs or other unforeseen risks to our business.

Fraudulent activity associated with our products and services could negatively impact our operating results, brand and reputation and cause the use of our products and services to decrease and our fraud losses to increase.

We are subject to the risk of fraudulent activity associated with partners, customers and third parties handling customer information. Our fraud-related operational losses were $192 million, $288 million and $173 million for the years ended December 31, 2024, 2023 and 2022, respectively. Our lending products are susceptible to application fraud, because among other things, we provide immediate access to the credit line at the time of approval. In addition, sales on the internet and through mobile channels are becoming a larger part of our business and pose a greater fraudulent threat than sales made in stores. Dual Cards, general purpose, general purpose co-branded credit cards and private label credit cards are susceptible to different types of fraud, and, depending on our product channel mix, we may continue to experience variations in, or levels of, fraud-related expense that are different from or higher than that experienced by some of our competitors or the industry generally. Our funding products are potentially susceptible to different types of fraud, including transactional fraud given the size of deposit balances.

The risk of fraud continues to increase for the financial services industry in general, and credit card fraud, identity theft and related crimes are already prevalent and are likely to become more prevalent as perpetrators grow more sophisticated. Our resources, technologies and fraud prevention tools are not foolproof and may be insufficient to accurately detect and prevent all of the various forms and instances of fraud. High profile fraudulent activity also could negatively impact our brand and reputation, which could negatively impact the use of our cards and thereby have a material adverse effect on our results of operations. In addition, significant increases in fraudulent activity could lead to regulatory intervention (such as increased customer notification requirements), which could increase our costs and negatively impact our operating results, brand and reputation and could lead us to take additional steps to reduce fraud risk, which could increase our costs.

The failure of third parties to provide various services that are important to our operations could have a material adverse effect on our business and results of operations.

Some services important to our business are outsourced to third-party vendors. For example, our principal technology and related services (including credit card transaction processing, production and related services (including the printing and mailing of customer statements)), and the platform for our online retail deposits are handled via a contractual arrangement with Fiserv. Fiserv, and, in some cases, other third-party vendors, are the sole source or one of a limited number of sources of the services they provide for us. It would be difficult and disruptive for us to replace certain of these third-party vendors, particularly Fiserv, in a timely or seamless manner if they were unwilling or unable to continue to provide us with these services in the future (as a result of the pace or level of investment in their business, their ability to execute and deliver enhancements, a deterioration of their financial or business conditions or otherwise), and our business and operations likely would be materially adversely affected. Our principal agreement with Fiserv for technology, production, and online retail deposits services expires in December 2030, unless it is terminated earlier or is extended pursuant to the terms thereof. In addition, if a third-party provider fails to provide the services we require, fails to meet contractual requirements, such as compliance with applicable laws and regulations, or suffers a cyber-attack or other security breach, our business could suffer economic and reputational harm that could have a material adverse effect on our business and results of operations.

Our remote work arrangements, may have an adverse impact on our business.

We have adopted remote work arrangements, on either a full-time or part-time basis, for a majority of our employee population. Employees who work from home rely on residential communication networks and internet providers that may not be as resilient as commercial networks and providers available in company office premises and may be more susceptible to service interruptions and cyber-attacks than commercial systems. Our business continuity and disaster recovery plans, which have been historically developed and tested with a focus on centralized delivery locations, may not work as effectively in a distributed work from home model, where such plans designed to address weather impacts, network and power grid downtime may not be available.

Remote work by a majority of our employee population or not requiring our employees to work in an office or a specified location on a regular basis may impact our culture and employee engagement with our company. This could affect productivity and our ability to retain employees who are critical to our operations, as well as increase our costs, impact our financial results of operations and expose us to tax compliance risks within certain jurisdictions. In addition, an increase in work from home opportunities offered by other companies may create more job opportunities for employees and make it more difficult for us to attract and retain key talent.

If we are unable to continue to manage the work from home environment effectively to address these and other risks, our reputation and results of operations may be impacted.

Technological Risks

Cyber-attacks or other security breaches could have a material adverse effect on our business.

In the normal course of business, we collect, process and retain sensitive and confidential information regarding our partners and our customers. We also have arrangements in place with our partners and other third parties through which we share and receive information about their customers who are or may become our customers. Although we devote significant resources and management focus to maintaining the integrity of our systems and strength of our processes through information security and business continuity programs, our facilities and systems, and those of our partners and third-party service providers, are nonetheless vulnerable to external or internal security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming or human errors, or other similar events. Security incidents or breaches have from time to time occurred and we and our partners and third-party service providers have experienced all of these events in the past and expect to continue to experience them in the future. These events could interrupt our business or operations, result in significant legal and financial exposure, supervisory liability, damage to our reputation and our relationships with our partners and customers, or a loss of confidence in the security of our systems, products and services. Additionally, while we maintain insurance coverage that, subject to applicable terms and conditions, may cover certain aspects of cybersecurity and information risks, such insurance coverage may not be sufficient to cover all losses or offset the impact of such events.

Information security risks for large financial institutions like us have increased recently in part because of new or expanded technologies such as artificial intelligence, the expanded use of the internet and telecommunications technologies (including mobile, other connected devices and cloud technologies) to conduct financial and other business transactions, increased remote working dynamics, and the increased sophistication and activities of organized crime, perpetrators of fraud, hackers, terrorists and others. In addition to cyber-attacks or other security breaches involving the theft of sensitive and confidential information, hackers recently have engaged in attacks against large financial institutions that are designed to disrupt key business services, such as consumer-facing web sites, via increasing use of ransomware technologies. Our business performance and marketing efforts may increase our profile and therefore our risk of being targeted for cyber-attacks and other security breaches, including attacks targeting our key business services, websites, executives, and partners. We are not able to anticipate or implement effective preventive measures against all security breaches of these types, especially because the techniques used change frequently and because attacks can originate from a wide variety of sources. We employ detection, prevention and response mechanisms designed to identify, contain and mitigate security incidents, but early detection may be thwarted by sophisticated attacks and malware designed to avoid detection and the extent to which preventative measures may be effective may likewise be dependent on the sophistication and complexity of attacks.

We also face risks related to cyber-attacks and other security breaches in connection with credit card and deposit transactions that typically involve the transmission of sensitive information regarding our customers through various third-parties, including our partners, retailers that are not our partners where our Dual Cards and general purpose co-branded credit cards are used, merchant acquiring banks, payment processors, card networks (e.g., Visa and MasterCard) and our processors (e.g., Fiserv). Some of these parties have in the past been the target of security breaches and cyber-attacks, and because the transactions involve third parties and environments such as the point-of-sale that we neither control nor have the ability to secure, future security breaches or cyber-attacks affecting any of these third parties could impact us through no fault of our own, and in some cases, we may have exposure and suffer losses for breaches or attacks relating to them. We also rely on numerous other third-party service providers to conduct other aspects of our business operations and face similar risks relating to them. While we regularly conduct security assessments of critical third-party service providers using a risk based methodology, their information security protocols may not be sufficient enough to withstand all forms of cyber-attacks or other security breaches.

The access by unauthorized persons to, or the improper disclosure by us of, confidential information regarding our customers or our own proprietary information, software, methodologies and business secrets could interrupt our business or operations, result in significant legal and financial exposure, regulatory limitations and liability, damage to our reputation or a loss of confidence in the security of our systems, products and services, all of which could have a material adverse impact on our business, financial condition and results of operations. In addition, there have been a number of well-publicized cyber-attacks or breaches directed at others in our industry that have heightened concern by consumers generally about the security of using credit cards, which have caused some consumers, including our customers, to use our credit cards less in favor of alternative methods of payment perceived to be more secure, and has led to increased regulatory focus on, and new regulations relating to, these matters. Further cyber-attacks or other breaches in the future, whether affecting us or others, could intensify consumer concern and regulatory focus and result in reduced use of our cards or other products and increased costs arising from, among other things new regulatory requirements relating to data security, all of which could have a material adverse effect on our business.

Disruptions in the operation of our and our outsourced partners' technology environments could have a material adverse effect on our business.

Our ability to deliver products and services to our partners and our customers, service our loans and otherwise operate our business and comply with applicable laws depends in large part on the efficient and uninterrupted operation of our computer systems, on premises data centers and cloud-based capabilities, as well as those of our partners and third-party service providers. Service interruptions in certain of these environments may be encountered at any time due to system or software failure resulting from events such as, extreme weather conditions, natural disasters, cyber-attacks or other reasons. In addition, climate change may exacerbate certain of these threats, including the frequency and severity of weather-related events and other natural disasters. The implementation of technology changes and upgrades to maintain current, and integrate new, systems, such as our efforts to migrate certain operations to third-party cloud infrastructure platforms, may expose us to increasing risk of service interruptions, transaction processing errors and system conversion delays, including as a result of cyber or information security incidents, and may cause our failure to comply with applicable laws, all of which could have a material adverse effect on our business.

We expect that new technologies and business processes applicable to the consumer credit industry will continue to emerge, and these new technologies and business processes may be better than those we currently use. The pace of technology change is rapid and our industry is intensely competitive. We may not be able to timely deploy new technologies, including emerging technologies such as generative artificial intelligence and blockchain, where their adoption is rapidly accelerating, as critical systems and applications become obsolete and better ones become available or implement adequate controls to manage the risks associated with these technologies. Additionally, our competitors may successfully adopt or innovate new technologies or new uses of existing technology before we do, which could leave us at a competitive disadvantage. A failure to maintain current technology and business processes or effectively implement and maintain new technologies and business processes, could cause disruptions in our operations or cause our products and services to be less competitive, all of which could have a material adverse effect on our business, financial condition and results of operations.

Financial Risks

Our allowance for credit losses may prove to be insufficient to cover losses on our loans.

We maintain an allowance for credit losses (a reserve established through a provision for credit losses charged to expense) that we believe is appropriate to provide for expected credit losses for the life of our loan portfolio. In addition, for portfolios we acquire when we enter into new partner program agreements we are required to establish an allowance for expected credit losses for the life of the acquired loan portfolio. Any subsequent deterioration in the performance of the purchased portfolios after acquisition results in incremental credit loss reserves. Growth in our loan portfolio generally would also lead to an increase in the allowance for credit losses.

The process for establishing an allowance for credit losses is critical to our results of operations and financial condition, and requires sophisticated models and judgments, including forecasts of economic conditions. We utilize an impairment model in accordance with U.S. GAAP, known as the CECL model. The CECL model requires, upon origination of a loan, the recognition of all expected credit losses over the life of the loan based on historical experience, current conditions and reasonable and supportable forecasts. Changes in economic conditions affecting borrowers, new information regarding our loans and other factors, both within and outside of our control, may require an increase in the allowance for credit losses. We may underestimate our expected losses and fail to maintain an allowance for credit losses sufficient to account for these losses. If the loans do not perform as anticipated, we may be required to increase our allowances on these loans and/or recognize further losses.

We will continue to periodically review and enhance our current methodology, models and the underlying assumptions, estimates and assessments we use to establish our allowance for credit losses to reflect our view of current conditions and reasonable and supportable forecasts. Moreover, our regulators, as part of their supervisory function, periodically review our methodology, models and the underlying assumptions, estimates and assessments we use for calculating, and the adequacy of, our allowance for credit losses, and based on their judgment, may conclude that we should modify our current methodology, models or the underlying assumptions, estimates and assessments, increase our allowance for credit losses and/or recognize further losses. We will implement further enhancements or changes to our methodology, models and the underlying assumptions, estimates and assessments, as needed.

Our credit loss reserves may not be sufficient to cover actual losses. Future increases in the allowance for credit losses or actual losses (as a result of any review, update, regulatory guidance or otherwise) will result in a decrease in net earnings and capital and could have a material adverse effect on our business, results of operations and financial condition.

If assumptions or estimates we use in preparing our financial statements, including those related to the CECL accounting guidance, are incorrect or are required to change, our reported results of operations and financial condition may be adversely affected.

We are required to make various assumptions and estimates in preparing our financial statements under GAAP, primarily including for purposes of determining our allowance for credit losses and for fair value measurements, as well as other areas such as, reserves related to litigation and other contingencies, valuation allowances on deferred income tax assets and determining liabilities for income taxes. Our most critical estimate used in preparing our financial statements is the determination of our allowance for credit losses, which was $10.9 billion at December 31, 2024. Upon origination of a loan, the estimate of expected credit losses, and any subsequent changes to such estimate, are recorded through provision for credit losses in our Consolidated Statements of Earnings. Fair value measurements utilized in preparing our financial statements include business acquisitions and dispositions, such as our acquisition of Ally Lending in March 2024, as well as other areas such as determining the fair value of debt securities and asset impairment evaluations. As a result, any subsequent changes we make to these underlying assumptions and estimates may result in a material adverse impact to our results of operations and the Company's ability to return capital to our shareholders. In addition, significant assumptions and estimates are involved in determining certain disclosures required under GAAP, including those involving the fair value of our financial assets and financial liabilities carried at other than fair value in our Consolidated Statement of Financial Position. If the assumptions or estimates underlying our financial statements are incorrect or are required to change, the actual amounts realized on transactions and balances subject to those estimates will be different, and this could have a material adverse effect on our results of operations and financial condition.

For additional information on the key areas for which assumptions and estimates are used in preparing our financial statements, see "*Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates*" and Note 2. *Basis of Presentation and Summary of Significant Accounting Policies* to our consolidated financial statements.

Adverse financial market conditions or our inability to effectively manage our funding and liquidity risk could have a material adverse effect on our funding, liquidity and ability to meet our obligations.

We need to effectively manage our funding and liquidity in order to meet our cash requirements such as day-to-day operating expenses, extensions of credit to our customers, payments of principal and interest on our borrowings and payments on our other obligations. Our primary sources of funding and liquidity are collections from our customers, deposits, funds from securitized financings and proceeds from unsecured borrowings. If we do not have sufficient liquidity, we may not be able to meet our obligations, particularly during a liquidity stress event. If we maintain or are required to maintain too much liquidity, it could be costly and reduce our financial flexibility.

We will need additional financing in the future to refinance any existing debt and finance growth of our business. The availability of additional financing will depend on a variety of factors such as financial market conditions generally, including the availability of credit to the financial services industry, consumers' willingness to place money on deposit in the Bank, our performance and credit ratings and the performance of our securitized portfolios. Disruptions, uncertainty or volatility in the capital, credit or deposit markets, such as the uncertainty and volatility experienced in the capital and credit markets during periods of financial stress and other economic and political conditions in the global markets and concerning the level of U.S. government debt and fiscal measures that may be taken over the longer term to address these matters, may limit our ability to obtain additional financing or refinance maturing liabilities on desired terms (including funding costs) in a timely manner or at all. As a result, we may be forced to delay obtaining funding or be forced to issue or raise funding on undesirable terms, which could significantly reduce our financial flexibility and cause us to contract or not grow our business, all of which could have a material adverse effect on our results of operations and financial conditions.

In addition, at December 31, 2024, we had an aggregate of $2.6 billion of undrawn credit facilities, subject to customary borrowing conditions, from private lenders under our securitization programs and an unsecured revolving credit facility. Our ability to draw on such commitments is subject to the satisfaction of certain conditions, including the applicable securitization trust having sufficient collateral to support the draw and the absence of an early amortization event. Moreover, there are regulatory reforms that have been proposed or adopted in the United States and internationally that are intended to address certain issues that affected banks in the last financial crisis. These reforms, generally referred to as "Basel III," subject banks to more stringent capital, liquidity and leverage requirements. To the extent that the Basel III requirements result in increased costs to the banks providing undrawn committed capacity under our securitization programs, these costs are likely to be passed on to us. In addition, in response to Basel III, some banks in the market (including certain of the private lenders in our securitization programs) have added provisions to their credit agreements permitting them to delay disbursement of funding requests for 30 days or more. If our bank lenders require delayed disbursements of funding and/or higher pricing for committing undrawn capacity to us, our cost of funding and access to liquidity could be adversely affected.

While financial market conditions are generally stable, significant disruptions, uncertainties and volatility may occur in the future. If we are unable to continue to finance our business, access capital markets and attract deposits on favorable terms and in a timely manner, or if we experience an increase in our borrowing costs or otherwise fail to manage our liquidity effectively, our results of operations and financial condition may be materially adversely affected.

Our inability to maintain or grow our deposits in the future could materially adversely affect our liquidity and ability to grow our business.

We obtain deposits directly from retail and commercial customers or through brokerage firms that offer our deposit products to their customers. At December 31, 2024, we had $72.3 billion in direct deposits and $9.8 billion in deposits originated through brokerage firms (including network deposit sweeps procured through a program arranger who channels brokerage account deposits to us). A key part of our liquidity plan and funding strategy is to continue to fund our growth through direct deposits.

The deposit business is highly competitive, with intense competition in attracting and retaining deposits. We compete on the basis of the rates we pay on deposits, features and benefits of our products, the quality of our customer service and the competitiveness of our digital banking capabilities. Our ability to originate and maintain retail deposits is also highly dependent on the products we offer, the strength of the Bank and the perceptions of consumers and others of our business practices and our financial health. Adverse perceptions regarding our reputation could lead to difficulties in attracting and retaining deposits accounts. Negative public opinion could result from, among other things, actual or alleged conduct in a number of areas, including lending practices, the composition of our deposit base, regulatory compliance, inadequate protection of customer information or sales and marketing activities, and from actions taken by regulators or others in response to such conduct.

The demand for the deposit products we offer may also be reduced due to a variety of factors, such as demographic patterns, macroeconomic shocks, significant changes in the level of interest rates, changes in customer preferences, reductions in consumers' disposable income, regulatory actions that decrease customer access to particular products or the availability of competing products which may offer more features or perceived benefits than the Bank's products. Competition from other financial services firms and others that use deposit funding products may affect deposit renewal rates, costs or availability. Changes we make to the rates offered on our deposit products may affect our profitability and liquidity.

In 2022, we launched a partnership with PayPal Holdings Inc. to offer demand savings accounts exclusively to PayPal customers. This is, and other future affiliate banking products could become, an important source of funding and liquidity to the Bank. To the extent such partnerships are dissolved, the Bank may need to find suitable replacement sources of that funding and liquidity at potentially higher costs.

The Federal Deposit Insurance Act (the "FDIA") prohibits an insured bank from accepting brokered deposits or offering interest rates on any deposits significantly higher than the prevailing rate in the bank's normal market area or nationally (depending upon where the deposits are solicited), unless it is "well capitalized," or it is "adequately capitalized" and receives a waiver from the FDIC. A bank that is "adequately capitalized" and accepts brokered deposits under a waiver from the FDIC may not pay an interest rate on any deposit in excess of 75 basis points over certain prevailing market rates. There are no such restrictions under the FDIA on a bank that is "well capitalized" and at December 31, 2024, the Bank met or exceeded all applicable requirements to be deemed "well capitalized" for purposes of the FDIA. However, the Bank may not be able to continue to meet those requirements. Limitations on the Bank's ability to accept brokered deposits for any reason (including regulatory limitations on the amount of brokered deposits in total or as a percentage of total assets) in the future could materially adversely impact our funding costs and liquidity. See also "*Regulation—Savings Association Regulation*" for additional discussion regarding restrictions and risks related to brokered deposits. Any limitation on the interest rates the Bank can pay on deposits could competitively disadvantage us in attracting and retaining deposits and have a material adverse effect on our business.

Changes in market interest rates could have a material adverse effect on our net earnings, funding and liquidity.

Changes in market interest rates cause our net interest income to increase or decrease, as certain of our assets and liabilities carry interest rates that fluctuate with market benchmarks. At December 31, 2024, 62% of our loan receivables were priced at a fixed interest rate to the customer, with the remaining 38% at a floating interest rate. We fund our assets with a combination of fixed rate and floating rate funding sources that include deposits, asset-backed securities and unsecured debt. The interest rate benchmark for our floating rate assets and the interest rate benchmark for our floating rate liabilities could reset at different times or could diverge, leading to mismatches in the interest rates on our floating rate assets and floating rate liabilities.

Competitive and regulatory factors may limit our ability to raise interest rates on our loans or lower them on our liabilities. In addition, some of our program agreements limit the rate of interest we can charge to customers. If interest rates were to rise materially over a sustained period of time, like we experienced during 2022 and 2023, and we are unable to sufficiently raise our interest rates in a timely manner, or at all, our net interest margin could be adversely impacted, which could have a material adverse effect on our net earnings. Further, if interest rates were to decline materially and we are unable to reprice our liabilities, this could also adversely impact our net interest margin and net earnings.

Interest rates may also adversely impact our customers' spending levels and ability and willingness to pay amounts owed to us. Our floating rate credit products bear interest at rates that fluctuate with the prime rate. Higher interest rates often lead to higher payment obligations by customers to us and other lenders under mortgage, credit card and other consumer loans, which may reduce our customers' ability to remain current on their obligations to us and therefore lead to increased delinquencies, bankruptcies, charge-offs, allowances for credit losses, and decreasing recoveries, all of which could have a material adverse effect on our net earnings.

Changes in interest rates and competitor responses to these changes may also impact customer decisions to maintain deposits with us, and reductions in deposits could materially adversely affect our funding costs and liquidity.

We assess our interest rate risk by estimating the net interest income impact of various interest rate scenarios. We take risk mitigation actions based on those assessments. Changes in interest rates could materially reduce our net interest income and our net earnings, and could also increase our funding costs and reduce our liquidity, especially if actual conditions turn out to be materially different from our assumptions. For a discussion of interest rate risk sensitivities, see "*Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk.*"

A reduction in our credit ratings could materially increase the cost of our funding from, and restrict our access to, the capital markets.

Synchrony's senior unsecured debt currently is rated BBB- (positive outlook) by Fitch Ratings, Inc. ("Fitch") and BBB- (stable outlook) by Standard & Poor's ("S&P"). The Bank's senior unsecured debt currently is rated BBB- (positive outlook) by Fitch and BBB (stable outlook) by S&P. Although we have not requested that Moody's Investor Services, Inc. ("Moody's") provide a rating for our senior unsecured debt, we believe that if Moody's were to issue a rating on our unsecured debt, its rating may be lower than the comparable ratings issued by Fitch and S&P. The ratings for our unsecured debt are based on a number of factors, including our financial strength, as well as factors that may not be within our control, such as macroeconomic conditions and the rating agencies' perception of the industries in which we operate and the products we offer. The ratings of our asset-backed securities are, and will continue to be, based on a number of factors, including the quality of the underlying loan receivables and the credit enhancement structure with respect to each series of asset-backed securities, as well as our credit rating as sponsor and servicer of our publicly registered securitization trust. These ratings also reflect the various methodologies and assumptions used by the rating agencies, which are subject to change and could adversely affect our ratings. The rating agencies regularly evaluate our credit ratings as well as the credit ratings of our asset-backed securities. A downgrade in our unsecured debt or asset-backed securities credit ratings (or investor concerns that a downgrade may occur) could materially increase the cost of our funding from, and restrict our access to, the capital markets.

If the ratings on our asset-backed securities are reduced, put on negative watch or withdrawn, it may have an adverse effect on the liquidity or the market price of our asset-backed securities and on the cost of, or our ability to continue using, securitized financings to the extent anticipated.

Our inability to securitize our loan receivables would have a material adverse effect on our business, liquidity, cost of funds and financial condition.

We use the securitization of loan receivables, which involves the transfer of loan receivables to a trust and the issuance by the trust of asset-backed securities to third-party investors, as a significant source of funding. Our average level of securitized financings from third parties was $7.7 billion and $6.3 billion for the years ended December 31, 2024 and 2023, respectively. For a discussion of our securitization activities, see "*Management's Discussion and Analysis of Financial Condition and Results of Operations—Funding, Liquidity and Capital Resources—Funding Sources—Securitized Financings*" and Note 6. *Variable Interest Entities* to our consolidated financial statements.

The securitization market for credit cards may experience future disruptions. The extent to which we securitize our loan receivables in the future will depend in part upon the conditions in the securities markets in general and the credit card asset-backed securities market in particular, the availability of loan receivables for securitization, the overall credit quality of our loan receivables and the conformity of the loan receivables and our securitization program to rating agency requirements, the costs of securitizing our loan receivables, and the legal, regulatory, accounting and tax requirements governing securitization transactions. In the event we are unable to refinance existing asset-backed securities with new or other existing asset-backed securities, we would be required to rely on other sources of funding, which may not be available or may be available only at higher cost. Further, in the event we are unable to refinance existing asset-backed securities from our nonbank subsidiary securitization trust with new or other existing securities from the same trust, there are structural and regulatory constraints on our ability to refinance these asset-backed securities with Bank deposits or other funding at the Bank, and therefore we would be required to rely on sources outside of the Bank, which may not be available or may be available only at higher cost. A prolonged inability to securitize our loan receivables on favorable terms, or at all, or to refinance our asset-backed securities would have a material adverse effect on our business, liquidity, cost of funds and financial condition.

The occurrence of an early amortization of our securitization facilities would have a material adverse effect on our liquidity and cost of funds.

Our liquidity would be materially adversely affected by the occurrence of events resulting in the early amortization of our existing securitized financings. During an early amortization period, principal collections from the loan receivables in our asset-backed securitization trust in which the early amortization event occurred would be applied to repay principal of the trust's asset-backed securities rather than being available on a revolving basis to fund purchases of newly originated loan receivables. This would negatively impact our liquidity, including our ability to originate new loan receivables under existing accounts, and require us to rely on alternative funding sources, which might increase our funding costs or might not be available when needed.

Our loss of the right to service or subservice our securitized loan receivables would have a material adverse effect on our liquidity and cost of funds.

Synchrony currently acts as servicer with respect to our nonbank subsidiary securitization trust, and the Bank acts as servicer with respect to our other two securitization trusts. If Synchrony or the Bank, as applicable, defaults in its servicing obligations, an early amortization event could occur with respect to the relevant asset-backed securities and/or Synchrony or the Bank, as applicable, could be replaced as servicer. Servicer defaults include, for example, the failure of the servicer to make any payment, transfer or deposit in accordance with the securitization documents, a breach of representations, warranties or agreements made by the servicer under the securitization documents, the delegation of the servicer's duties contrary to the securitization documents and the occurrence of certain insolvency events with respect to the servicer. Such an early amortization event would have the adverse consequences discussed in the immediately preceding risk factor.

If either Synchrony or the Bank defaults in its servicing obligations with respect to any of our three securitization trusts, a third party could be appointed as servicer of such trust. If a third-party servicer is appointed, the third party may not engage us as sub-servicer, in which event we would no longer be able to control the manner in which the related trust's assets are serviced, and the failure of a third party to appropriately service such assets could lead to an early amortization event in the affected securitization trust, which would have the adverse consequences discussed in the immediately preceding risk factor.

Lower payment rates on our securitized loan receivables could materially adversely affect our liquidity and financial condition.

Certain collections from our securitized loan receivables come back to us through our subsidiaries, and we use these collections to fund our purchase of newly originated loan receivables to collateralize our securitized financings. If payment rates on our securitized loan receivables are lower than they have historically been, fewer collections will be remitted to us on an ongoing basis. Further, certain series of our asset-backed securities include a requirement that we accumulate principal collections in a restricted account for a specified number of months prior to the applicable security's maturity date. We are required under the program documents to lengthen this accumulation period to the extent we expect the payment rates to be low enough that the current length of the accumulation period is inadequate to fully fund the restricted account by the applicable security's maturity date. Lower payment rates, and in particular, payment rates that are low enough that we are required to lengthen our accumulation periods, could materially adversely affect our liquidity and financial condition.

We rely extensively on models in managing many aspects of our business, and if they are not accurate or are misinterpreted, it could have a material adverse effect on our business and results of operations.

We rely extensively on models in managing many aspects of our business, including liquidity and capital planning (including stress testing), customer selection, credit and other risk management, pricing, reserving and collections management. The models may prove in practice to be less predictive than we expect for a variety of reasons, including as a result of errors in constructing, interpreting or using the models or the use of inaccurate assumptions (including failures to update assumptions appropriately or in a timely manner). Our assumptions may be inaccurate for many reasons including that they often involve matters that are inherently difficult to predict and beyond our control (e.g., macroeconomic conditions and their impact on partner and customer behaviors) and they often involve complex interactions between a number of dependent and independent variables, factors and other assumptions. The errors or inaccuracies in our models may be material, and could lead us to make wrong or sub-optimal decisions in managing our business and/or provide inaccurate or misleading information to the public or our regulators, and this could have a material adverse effect on our business, results of operations and financial condition.

Our business depends on our ability to successfully manage our credit risk, and failing to do so may result in high charge-off rates.

Our success depends on our ability to manage our credit risk while attracting new customers with profitable usage patterns. We select our customers, manage their accounts and establish terms and credit limits using proprietary scoring models, data and other analytical techniques that are designed to set terms and credit limits to appropriately compensate us for the credit risk we accept, while encouraging customers to use their available credit. The models and approaches we use to manage our credit risk may not accurately predict future charge-offs for various reasons discussed in the preceding risk factors.

Our ability to manage credit risk and avoid high charge-off rates also may be adversely affected by economic conditions that may be difficult to predict, such as the last financial crisis. The assessment of our credit profile includes the evaluation of portfolio mix, account maturation, as well as broader consumer and industry trends, such as payment behavior and overall indebtedness. See "*Management's Discussion and Analysis—Results of Operations—Business Trends and Conditions*" for further discussion of our expectations of future credit trends, in the near term. Credit trends may deteriorate materially from our expectations if economic conditions were to deteriorate beyond what we currently expect.

In addition, we remain subject to conditions in the consumer credit environment. Our credit underwriting and risk management strategies are used to manage our credit exposures; however, there can be no assurance that those will enable us to avoid high charge-off levels or delinquencies, or that our allowance for credit losses will be sufficient to cover actual losses.

A customer's ability to repay us can be negatively impacted by increases in their payment obligations to other lenders under mortgage, credit card and other loans (including student and auto loans). These changes can result from increases in base lending rates, structured increases in payment obligations, or the resumption of payments post deferral, and could reduce the ability of our customers to meet their payment obligations to other lenders and to us. In addition, a customer's ability to repay us can be negatively impacted by the restricted availability of credit to consumers generally, including reduced and closed lines of credit. Customers with insufficient cash flow to fund daily living expenses and lack of access to other sources of credit may be more likely to increase their card usage and ultimately default on their payment obligations to us, resulting in higher credit losses in our portfolio. Our collection operations may not compete effectively to secure more of customers' diminished cash flow than our competitors. We may not identify customers who are likely to default on their payment obligations to us and reduce our exposure by closing credit lines and restricting authorizations quickly enough, which could have a material adverse effect on our business, results of operations and financial condition. In addition, our collection strategy depends in part on the sale of debt to third-party buyers. Regulatory or other factors may adversely affect the pricing of our debt sales or the performance of our third-party buyers, which may result in higher credit losses in our portfolio. At December 31, 2024, 26% of our loan receivables were from customers with a VantageScore credit score of 650 or less (excluding unrated accounts), who typically have higher delinquency and credit losses than consumers with higher credit scores.

Our ability to manage credit risk also may be adversely affected by legal or regulatory changes (such as bankruptcy laws and minimum payment regulations) and collection regulations, competitors' actions and consumer behavior, as well as inadequate collections staffing, techniques, models and performance of vendors such as collection agencies.

We may not be able to offset increases in our costs with decreased payments under our retailer share arrangements, which could reduce our profitability.

Most of our program agreements with larger retailers and certain other program agreements contain retailer share arrangements that provide for payments to our partners if the economic performance of the relevant program exceeds a contractually defined threshold. Although the share arrangements vary by partner, these arrangements are generally structured to measure the economic performance of the program, based typically on agreed upon program revenues (including interest income and certain other income) less agreed upon program expenses (including interest expense, provision for credit losses, retailer payments and operating expenses), and share portions of this amount above a negotiated threshold. These arrangements are typically designed to permit us to achieve an economic return before we are required to make payments to our partners based on the agreed contractually defined threshold. However, because the threshold and the economic performance of a program that are used to calculate payments to our partners may be based on, among other things, agreed upon measures of program expenses rather than our actual expenses, we may not be able to pass on increases in our actual expenses (such as funding costs, higher provision for credit losses or operating expenses) in the form of reduced payments under our retailer share arrangements, and our economic return on a program could be adversely affected. While most of our agreements contain retailer share arrangements, in some cases, where we instead provide other economic benefits to our partners such as royalties on purchase volume or payments for new accounts (for example, on our co-branded credit cards), our ability to offset increases in our costs is limited.

Reductions in interchange fees and changes to the regulations governing such fees, could have a material adverse impact on our business and results of operations.

Merchants generally pay a merchant discount fee in connection with accepting branded payment cards. Although the structure and economics of payment card networks may vary, the fee paid to the card issuer as part of that transaction—known as the "interchange fee"—is funded by the merchant discount. We earn interchange fees on Dual Card transactions outside of our partners' sales channels and from general purpose co-branded credit card transactions but we typically do not charge or earn interchange fees, as that term has been commonly understood, from our partners or customers on our private label credit card products.

Merchants, trying to decrease their operating expenses, have sought to lower interchange rates, and policymakers continue to focus on interchange regulation. For example, in June 2024, the State of Illinois adopted the Interchange Fee Prohibition Act, which restricts credit card and debit card interchange fees, as defined in the legislation, that may be charged on portions of electronic payment transactions attributable to taxes and gratuities. While a U.S. District Court has preliminarily enjoined this law from applying to federally chartered banking organizations, including the Bank, other jurisdictions may seek to adopt similar or other types of restrictions on interchange fees in the future.

Beyond pursuing litigation, legislation and regulation, merchants are also pursuing alternate payment platforms as a means to lower payment processing costs. To the extent interchange fees are reduced, one of our current competitive advantages with our partners—that we typically do not charge interchange fees when our private label credit card products are used to purchase our partners' goods and services—may be reduced. Moreover, to the extent interchange fees are reduced, our income from those fees will be lower. We received $1.0 billion of interchange fees for the year ended December 31, 2024. As a result, a reduction in interchange fees could have a material adverse effect on our business and results of operations. In addition, for our Dual Cards and general purpose co-branded credit cards, we are subject to the operating regulations and procedures set forth by the interchange network, and our failure to comply with these operating regulations, which may change from time to time, could subject us to various penalties or fees, or the termination of our license to use the interchange network, all of which could have a material adverse effect on our business and results of operations.

Legal Risks

We have international operations that subject us to various international risks as well as increased compliance and regulatory risks and costs.

We have international operations, primarily in India and the Philippines, and some of our third-party service providers provide services to us from other countries, all of which subject us to a number of international risks, including, among other things, sovereign volatility and socio-political instability. For example, the Philippines has in the past experienced severe political and social instability. Any future political or social instability in the countries in which we operate could have a material adverse effect on our business operations.

U.S. regulations also govern various aspects of the international activities of domestic corporations and increase our compliance and regulatory risks and costs. Any failure on our part or the part of our service providers to comply with applicable U.S. regulations, as well as the regulations in the countries and markets in which we or they operate, could result in fines, penalties, injunctions or other similar restrictions, any of which could have a material adverse effect on our business, results of operations and financial condition.

If we are alleged to have infringed upon the intellectual property rights owned by others or are not able to protect our intellectual property, our business and results of operations could be adversely affected.

Competitors or other third parties may allege that we, or consultants or other third parties retained or indemnified by us, infringe on their intellectual property rights. We also may face allegations that our employees have misappropriated intellectual property of their former employers or other third parties. Given the complex, rapidly changing and competitive technological and business environment in which we operate, and the potential risks and uncertainties of intellectual property-related litigation, an assertion of an infringement claim against us may cause us to spend significant amounts to defend the claim (even if we ultimately prevail), pay significant money damages, lose significant revenues, be prohibited from using the relevant systems, processes, technologies or other intellectual property, cease offering certain products or services, or incur significant license, royalty or technology development expenses. Moreover, it has become common in recent years for individuals and groups to purchase intellectual property assets for the sole purpose of making claims of infringement and attempting to extract settlements from companies like ours. Even in instances where we believe that claims and allegations of intellectual property infringement against us are without merit, defending against such claims is time consuming and expensive and could result in the diversion of time and attention of our management and employees. In addition, although in some cases a third party may have agreed to indemnify us for such costs, such indemnifying party may refuse or be unable to uphold its contractual obligations.

Moreover, we rely on a variety of measures to protect our intellectual property and proprietary information, including copyrights, trademarks, patents, trade secrets and controls on access and distribution. These measures may not prevent misappropriation or infringement of our intellectual property or proprietary information and a resulting loss of competitive advantage, and in any event, we may be required to litigate to protect our intellectual property and proprietary information from misappropriation or infringement by others, which is expensive, could cause a diversion of resources and may not be successful. Third parties may challenge, invalidate or circumvent our intellectual property, or our intellectual property may not be sufficient to provide us with competitive advantages. Our competitors or other third parties may independently design around or develop similar technology, or otherwise duplicate our services or products such that we could not assert our intellectual property rights against them. In addition, our contractual arrangements may not effectively prevent disclosure of our intellectual property or confidential and proprietary information or provide an adequate remedy in the event of an unauthorized disclosure.

Litigation, regulatory actions and compliance issues could subject us to significant fines, penalties, judgments, remediation costs and/or requirements resulting in increased expenses.

Our business is subject to increased risks of litigation and regulatory actions as a result of a number of factors and from various sources, including the highly regulated nature of the financial services industry, the focus of state and federal prosecutors on banks and the financial services industry and the structure of the credit card industry.

In the normal course of business, from time to time, we have been named as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with our business activities. Certain of the legal actions include claims for substantial compensatory and/or punitive damages, or claims for indeterminate amounts of damages. In addition, while historically the arbitration provision in our customer agreements generally has limited our exposure to consumer class action litigation, we may not be successful in enforcing our arbitration clause in the future. There may also be legislative or other efforts to directly or indirectly prohibit the use of pre-dispute arbitration clauses, or we may be compelled as a result of competitive pressure or reputational concerns to voluntarily eliminate pre-dispute arbitration clauses. If the arbitration provision is not enforceable or eliminated (for whatever reason), our exposure to class action litigation could increase significantly. Even if our arbitration clause remains enforceable, we may be subject to mass arbitrations in which large groups of consumers bring arbitrations against the Company simultaneously. These mass arbitrations may, among other risks, require the Company to bear the cost of potentially exorbitant filing fees.

We are also involved, from time to time, in reviews, investigations and proceedings (both formal and informal) by governmental agencies regarding our business (collectively, "regulatory matters"), which could subject us to significant fines, penalties, obligations to change our business practices or other requirements resulting in increased expenses, diminished earnings and damage to our reputation. The current environment of additional regulation, increased regulatory compliance efforts and enhanced regulatory enforcement has resulted in significant operational and compliance costs and may prevent or make it less attractive for us to continue providing certain products and services. These regulatory matters or other factors may, in the future, affect how we conduct our business and in turn have a material adverse effect on our business, results of operations and financial condition.

We contest liability and/or the amount of damages as appropriate in each pending matter. The outcome of pending and future matters could be material to our results of operations, financial condition and cash flows depending on, among other factors, the level of our earnings for that period, and could adversely affect our business and reputation. For a discussion of certain legal proceedings, see "*Regulation—Consumer Financial Services Regulation,*" and Note 18. *Legal Proceedings and Regulatory Matters* to our consolidated financial statements.

In addition to litigation and regulatory matters, from time to time, through our operational and compliance controls, we identify compliance issues that require us to make operational changes and, depending on the nature of the issue, result in financial remediation to impacted cardholders. These self-identified issues and voluntary remediation payments could be significant depending on the issue and the number of cardholders impacted. They also could generate litigation or regulatory investigations that subject us to additional adverse effects on our business, results of operations and financial condition.

General Risks

Damage to our reputation could negatively impact our business.

Maintaining a positive reputation is critical to our attracting and retaining customers, partners, investors and employees. In particular, adverse perceptions regarding our reputation could also make it more difficult for us to attract and retain customers, partners and employees, promote and increase the utilization of our credit products, as well as execute on our strategy of increasing retail deposits at the Bank and may lead to decreases in deposits. Harm to our reputation can arise from many sources, including employee misconduct, misconduct by our partners, outsourced service providers or other counterparties, litigation or regulatory actions, failure by us or our partners to meet minimum standards of service and quality, inadequate protection of customer information and compliance failures. Negative publicity regarding us (or others engaged in a similar business or activities), whether or not accurate, may damage our reputation, which could have a material adverse effect on our business, results of operations and financial condition.

Our risk management processes and procedures may not be effective in mitigating our risks.

Our risk management processes and procedures seek to appropriately balance risk and return and mitigate risks. We have established processes and procedures intended to identify, measure, monitor and control the types of risk to which we are subject, including credit risk, market risk, liquidity risk, operational risk, compliance risk, legal risk, strategic risk, and reputational risk. Credit risk is the risk of loss that arises when an obligor fails to meet the terms of an obligation. We are exposed to both consumer credit risk, from our customer loans, and institutional credit risk, principally from our partners. Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, correlations or other market factors will result in losses for a position or portfolio. Liquidity risk is the risk that financial condition or overall safety and soundness are adversely affected by an inability, or perceived inability, to meet obligations and support business growth. Operational risk is the risk of loss arising from inadequate or failed processes, people or systems, external events (e.g., natural disasters and cybersecurity incidents), reputational matters and includes those risks as they relate directly to us as well as to third parties with whom we contract or otherwise do business. Compliance risk is the risk of non-compliance with applicable laws, rules, regulations, other supervisory guidance, and internal policies, and also includes any of those risks as they relate directly to us and our subsidiaries, as well as to third parties with whom we contract or otherwise do business. Legal risk is the risk of potential disputes, litigation, defective agreements or unprotected or infringed rights that can disrupt or otherwise negatively affect operations or condition of the organization. Strategic risk is the risk from changes in the business environment, improper implementation of decisions or inadequate responsiveness to changes in the business environment. Reputational risk is the risk arising from negative perception on the part of stakeholders, including customers, counterparties, shareholders, investors, rating agencies, regulators and employees that can adversely affect the Company's ability to maintain existing talent and customers and establish new business relationships with continued access to sources of funding. See "*Our Business—Credit Risk Management*" and "*Risks—Risk Management*" for additional information on the types of risks affecting our business.

We seek to monitor and control our risk exposure through a framework that includes our Risk Appetite Statement (RAS), Enterprise Risk Assessment and Risk Aggregation Reporting (ERA/RAR) process, risk policies, procedures and controls, reporting requirements, and corporate culture and values in conjunction with the risk management accountability incorporated into our integrated Risk Management Framework, which includes our governance structure and three distinct Lines of Defense. Management of our risks in some cases depends upon the use of analytical and/or forecasting models. If the models that we use to manage these risks are ineffective at predicting future losses or are otherwise inadequate, we may incur unexpected losses or otherwise be adversely affected. In addition, the information we use in managing our credit and other risk may be inaccurate or incomplete as a result of error or fraud, both of which may be difficult to detect and avoid. There may also be risks that exist, or that develop in the future, that we have not appropriately anticipated, identified or mitigated including when processes are changed or new products and services are introduced. If our Risk Management Framework does not effectively identify and control our risks, we could suffer unexpected losses or be adversely affected, and that could have a material adverse effect on our business, results of operations, and financial condition.

Our business could be adversely affected if we are unable to attract, retain, motivate and develop key officers and employees.

Our success depends, in large part, on our ability to retain, recruit and motivate key officers and employees. Specifically, our ability to remain competitive with our peers, manage our business effectively and to execute our strategic plans and initiatives depends on our ability to attract, retain, motivate and develop key officers and employees, as well as manage the costs of employee compensation and benefits within budget. Our senior management team has significant industry experience and would be difficult to replace. Competition for senior executives and other key talent in the financial services and payment industry has been intense and may further increase. We may not be able to attract and retain qualified personnel to replace or succeed members of our senior management team or other key personnel, particularly if we do not offer employment terms that are competitive with the rest of the labor market. Guidelines issued by the federal banking regulators prohibits our payment of "excessive" compensation, or compensation that could lead to our material financial loss, to our executives, employees, and directors. In addition, proposed rules implementing the executive compensation provisions of the Dodd-Frank Act would limit the type and structure of compensation arrangements that we may enter into with our senior executives and persons deemed "significant risk-takers." These restrictions could negatively impact our ability to compete with other companies in recruiting, retaining and motivating key personnel. Failure to retain talented senior leadership could have a material adverse effect on our business, results of operations and financial condition.

Tax legislation initiatives or challenges to our tax positions could adversely affect our results of operations and financial condition.

We operate in multiple jurisdictions and we are subject to tax laws and regulations of the U.S. federal, state and local governments, and of various foreign jurisdictions. From time to time legislative initiatives may be proposed, which may impact our effective tax rate and could adversely affect our deferred tax assets, tax positions and/or our tax liabilities, if enacted. In addition, U.S. federal, state and local, as well as foreign, tax laws and regulations are extremely complex and subject to varying interpretations. There can be no assurance that our historical tax positions will not be challenged by relevant tax authorities or that we would be successful in defending our positions in connection with any such challenge.

State sales tax rules and regulations, and their application and interpretation by the respective states, could change and adversely affect our results of operations.

State sales tax rules and regulations, and their application and interpretation by the respective states, could adversely affect our results of operations. Retailers collect sales tax from retail customers and remit those collections to the applicable states. When customers fail to repay their loans, including the amount of sales tax advanced by us to the merchant on their behalf, we are entitled, in some cases, to seek a refund of the amount of sales tax from the applicable state. Sales tax laws and regulations enacted by the various states are subject to change and interpretation, and our compliance with such laws is routinely subject to audit and review by the states. Audit risk is concentrated in several states, and these states are conducting ongoing audits. The outcomes of ongoing and any future audits and changes in the states' interpretation of the sales tax laws and regulations involving the recovery of tax on bad debts could materially adversely impact our results of operations.

See "*Regulation—Risk Factors Relating to Regulation*" on page 101 for additional risk factors.

Risk Management

Strong risk management is at the core of our business strategy and we have developed processes to manage the major categories of risk, namely credit, market, liquidity, operational, compliance, legal, strategic, and reputational risk (considered across all risk types).

As described in greater detail below under "*—Risk Management Roles and Responsibilities*," we manage enterprise risk using an integrated framework that includes board-level oversight, administration by a group of cross-functional management committees and day-to-day implementation by a dedicated risk management team led by the Chief Risk Officer ("CRO") a role currently held by our Chief Risk and Legal Officer. We also utilize the "Three Lines of Defense" risk management model to demonstrate and structure the roles, responsibilities and accountabilities in the organization for taking and managing risk. The Risk Committee of the Board of Directors has responsibility for the oversight of the risk management program, and four other board committees have other oversight roles with respect to risk management. Several management committees and subcommittees have important roles and responsibilities in administering the risk management program, including the Enterprise Risk Management Committee (the "ERMC"), the Management Committee (the "MC"), the Asset and Liability Management Committee (the "ALCO") and the Capital Management Committee (the "CMC"). This committee-focused governance structure provides a forum through which risk expertise is applied cross-functionally to all major decisions, including development of policies, processes and controls used by the CRO and risk management team to execute the risk management philosophy.

The enterprise risk management philosophy is to ensure that all relevant risks are appropriately identified, measured, monitored and controlled. The approach in executing this philosophy focuses on leveraging risk expertise to drive enterprise risk management using a strong governance framework structure, a comprehensive enterprise risk assessment and risk aggregation reporting process and an effective risk appetite framework.

Risk Categories

Risk management is organized around eight major risk categories: credit risk, market risk, liquidity risk, operational risk, compliance risk, legal risk, strategic risk, and reputational risk. We evaluate the potential impact of a risk event on us (including subsidiaries) by assessing the partner and customer, financial, reputational, legal and regulatory impacts.

Credit Risk

Credit risk is the risk of loss that arises when an obligor fails to meet the terms of a contract and/or the underlying collateral is insufficient to satisfy the obligation. Credit risk includes exposure to consumer credit risk from customer loans as well as institutional credit risk, principally from our partners. Consumer credit risk is one of our most significant risks. See "*Our Business—Credit Risk Management*" for a description of the customer credit risk management procedures.

Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, correlations, or other market factors will result in losses for a position or portfolio. The principal market risk exposures arise from volatility in interest rates and their impact on economic value and earnings. Market risk is managed by the ALCO, and is subject to policy and risk appetite limits on sensitivity of both earnings at risk and the economic value of equity. Market risk metrics are reviewed by ALCO monthly, the Risk Committee on a quarterly basis and the Board of Directors as required.

Liquidity Risk

Liquidity risk is the risk that an institution's financial condition or overall safety and soundness are adversely affected by a real or perceived inability to meet contractual or contingent obligations and support planned growth. The primary liquidity objective is to maintain a liquidity profile that will enable us, even in times of stress or market disruption, to fund our existing assets and meet liabilities in a timely manner and at an acceptable cost. Policy and risk appetite limits require us and the Bank (and other entities within our business, as applicable) to ensure that sufficient liquid assets are available to survive liquidity stresses over a specified time period. Our Risk Appetite Statement requires funding diversification, monitoring early warning indicators in the capital markets, and other related limits. ALCO reviews liquidity exposures continuously in the context of approved policy and risk appetite limits and reports results quarterly to the Risk Committee, and the Board of Directors as required.

Operational Risk

Operational risk is the risk of loss arising from inadequate or failed processes, people or systems, external events (such as natural disasters or cyber-attacks), reputational matters, and includes any of those risks as they relate directly to us and our subsidiaries, as well as to third parties with whom we contract or otherwise do business. Operational risk also includes model risk relating to various financial and other models used by us and our subsidiaries, including the Bank, and is subject to a formal governance process.

Compliance Risk

Compliance risk is the risk of non-compliance with applicable laws, rules, regulations, other supervisory guidance, and internal policies, and includes any of those risks as they relate directly to us and our subsidiaries, as well as to third parties with whom we contract or otherwise do business. Compliance risk includes risks related to complying with regulations and laws that protect customers, requirements applicable to non-consumer transactions and business, conduct and behavior of individuals and organizations, and potential illicit activities and criminal behavior.

Legal Risk

Legal Risk is the risk of potential disputes, litigation, defective agreements or unprotected or infringed rights that can disrupt or otherwise negatively affect operations or the condition of a banking organization, and includes any of those risks as they relate directly to us and our subsidiaries, as well as to third parties with whom we contract or otherwise do business. Legal risk includes risks related to litigation and/or disputes against the organization as well as potential management of own assets or compliance with third-party asset rights.

Strategic Risk

Strategic risk consists of the current or prospective risk to earnings and capital arising from changes in the business environment and from adverse business decisions, improper implementation of decisions or lack of responsiveness to changes in the business environment. The New Product Introduction ("NPI") Sub-Committee assesses the strategic viability and consistency of each new product or service. All new initiatives require the approval of the NPI Sub-Committee, and a select number of new product requests are escalated to the MC and the Board of Directors, based on level of risk.

Reputational Risk

Reputational risk is the risk arising from negative perception on the part of stakeholders, including customers, counterparties, shareholders, investors, rating agencies, regulators and employees that can adversely affect the Company's ability to maintain existing talent and customers and establish new business relationships with continued access to sources of funding.

Risk Management Roles and Responsibilities

Responsibility for risk management flows to individuals and entities throughout our Company, including the Board of Directors, various board and management committees and senior management. The corporate culture and values, in conjunction with the risk management accountability incorporated into the integrated Enterprise Risk Governance Framework, which includes governance structure and three distinct Lines of Defense, has facilitated, and will continue to facilitate, the evolution of an effective risk presence across the Company.

The "First Line of Defense" is comprised of the business areas whose day-to-day activities involve decision-making and associated risk-taking for the Company. As the business owner, the first line is responsible for identifying, assessing, managing and controlling that risk, as well as for mitigating our overall risk exposure. The first line formulates strategy and is tasked with operating within the risk appetite and risk governance framework. The "Second Line of Defense," also known as the independent risk management organization, provides oversight of first line risk taking and management. The second line assists in determining risk capacity, risk appetite, and the strategies, policies, and structure for managing risks. The second line owns the risk governance framework. The "Third Line of Defense" is comprised of Internal Audit. The third line provides independent and objective assurance to senior management and to the Board of Directors and Audit Committee that the first and second line risk management and internal control systems and its governance processes are well-designed and working as intended.

Set forth below is a further description of the roles and responsibilities related to the key elements of the Enterprise Risk Governance Framework.

Board of Directors

The Board of Directors, among other things, has approved the enterprise-wide Risk Appetite Statement for the Company, as well as certain other risk management policies and oversees the Company's strategic plan and enterprise-wide risk management program. The Board of Directors may assign certain risk management activities to applicable committees and management.

Board Committees

The Board of Directors has established five committees that assist the board in its oversight of risk management. These committees and their risk-related roles are described below.

Audit Committee

In coordination with the Risk Committees of the Company and the Bank, the Audit Committee's role, among other things, is to review: (i) the Company's major financial risk exposures and the steps management has taken to monitor and control these risks; (ii) the Company's risk assessment and risk management practices and the guidelines, policies and processes for risk assessment and risk management; (iii) the organization, performance and audit findings of our internal audit function; (iv) our public disclosures and effectiveness of internal controls; and (v) the Company's risk guidelines and policies relating to financial statements, financial systems, financial reporting processes, compliance and auditing, cybersecurity and allowance for credit losses.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee's role, among other things, is to: (i) review and approve certain transactions with related persons; (ii) review and resolve any conflict of interest involving directors or executive officers; (iii) oversee the risks, if any, related to corporate governance structure and practices; and (iv) identify and discuss with management the risks, if any, related to social responsibility actions and public policy initiatives.

Management Development and Compensation Committee

The Management Development and Compensation Committee's role, among other things, is to: (i) review our incentive compensation arrangements with a view to appropriately balancing risk and financial results in a manner that does not encourage employees to expose us or any of our subsidiaries to imprudent risks, and are consistent with safety and soundness; and (ii) review (with input from our CRO and the Bank's CRO) the relationship between risk management policies and practices, corporate strategies and senior executive compensation.

Risk Committee

The Risk Committee's role, among other things, is to: (i) assist the Board of Directors in its oversight of the Company's Enterprise Risk Governance Framework, including as it relates to credit, investment, market, liquidity, operational, cybersecurity, compliance, third-party relationships, strategic and reputational risks; (ii) review and, at least annually, approve the Company's Enterprise Risk Governance Framework and risk assessment and risk management practices, guidelines and policies including significant policies that management uses to manage the risks discussed above; (iii) review and, at least annually, recommend to the Board of Directors for approval the Company's enterprise-wide risk appetite (including the Company's liquidity risk tolerance), and review and approve the Company's strategy relating to managing key risks and other policies on the establishment of risk limits as well as the guidelines, policies and processes for monitoring and mitigating such risks; (iv) meet separately on a regular basis with our CRO and (in coordination with the Bank's Risk Committee, as appropriate) the Bank's CRO; (v) receive periodic reports from management on metrics used to measure, monitor and manage known and emerging risks, including management's view on acceptable and appropriate levels of exposure; (vi) receive reports from our internal audit, risk management and independent liquidity review functions on the results of risk management reviews and assessments; (vii) review and approve, at least annually, the Company's enterprise-wide capital and liquidity framework (including its contingency funding plan) and, in coordination with the Bank's Risk Committee, review, at least quarterly, the Bank's liquidity risk appetite, regulatory capital and ratios and internal capital adequacy assessment processes and, at least annually, the Bank's allowance for credit losses methodology, annual capital plan and resolution plan; (viii) review, at least semi-annually, information from senior management regarding whether the Company is operating within its established risk appetite; (ix) review the status of financial services regulatory examinations; (x) review the independence, authority and effectiveness of the Company's risk management function; (xi) approve the appointment of, evaluate and, when appropriate, replace the CRO; and (xii) review disclosure regarding risk contained in the Company's annual and quarterly reports.

Technology Committee

The Technology Committee's role, among other things, is to review and make recommendations to the Board of Directors on major technology strategies and other subjects relating to: (i) the Company's approach to technology-related innovation, including the Company's competitive position and relevant trends in technology and innovation; (ii) the technology development process to assure ongoing business growth; and (iii) developments on existing and emerging technologies which present opportunities or threats to the Company's strategic agenda.

Management Committees

There are four management committees with important roles and responsibilities in the risk management function: the MC, the ERMC, the ALCO and the CMC. These committees and their risk-related roles are described below.

Management Committee

The MC is under the oversight of the Board of Directors and is comprised of our senior executives and chaired by our CEO. The MC has responsibility for reviewing and approving lending and investment activities of the Company, such as equity investments, acquisitions, dispositions, joint ventures, portfolio deals and investment issues regarding the Company. It is also responsible for overseeing the Company's approach to managing its investments, reviewing and approving the Company's annual strategic plan, and overseeing activities administered by its Credit, Information Technology, New Product Introduction, Investment Review and Pricing sub-committees. The MC also reviews management reports provided on a periodic basis, or as requested, in order to monitor evolving issues, effectiveness of risk mitigation activities and performance against strategic plans. The MC may make decisions only within the authority that is granted to it by the Board of Directors and must escalate any investment or other proposals outside of its authority to the Board of Directors for final decision.

Enterprise Risk Management Committee

The ERMC is a management committee under the oversight of the Risk Committee and is comprised of senior executives and chaired by the CRO. The ERMC has responsibility for risk oversight across the Company and for reporting on material risks to our Risk Committee. The responsibilities of the ERMC include the day-to-day oversight of risks impacting the Company, establishing a risk appetite statement, and ensuring compliance across the Company with the overall risk appetite. The ERMC also oversees establishment of risk management policies, the performance and functioning of the relevant overall risk management function, and the implementation of appropriate governance activities and systems that support control of risks.

Asset and Liability Management Committee

The ALCO is a management committee under the oversight of the Risk Committee and is comprised of our senior executives and chaired by the Treasurer. It identifies, measures, monitors, manages and controls market, liquidity, and credit (investments and bank relationships) risks to the Company's balance sheet. ALCO activities include reviewing and monitoring cash management, investments, liquidity, funding, and foreign exchange risk activities and overseeing the safe, sound and efficient operation of the Company in compliance with applicable policies, laws, and regulations.

Capital Management Committee

The CMC is a management committee under the oversight of the Risk Committee and is comprised of our senior executives and chaired by the SVP, Capital Management and Stress Testing. The CMC provides oversight of the Company's capital management, stress testing, and recovery and resolution planning activities. The CMC supports the Risk Committee in overseeing capital management activities such as the annual capital plan, the internal capital adequacy assessment process, stress testing, the pre-provision net revenue and credit loss methodologies, the contingent capital plan as needed in the event of a breach, and the recovery and resolution planning process.

Chief Executive Officer, Chief Risk Officer, and Other Senior Officers

The CEO has ultimate responsibility for ensuring the management of the Company's risk in accordance with the Company's approved risk appetite statement, including through their role as chairperson of the MC. The CEO also provides leadership in communicating the risk appetite to internal and external stakeholders to help embed appropriate risk taking into the overall corporate culture of the Company.

The CRO manages our risk management team and, as chairperson of the ERMC, is responsible for establishing and implementing standards for the identification, management, measurement, monitoring and reporting of risk on an enterprise-wide basis. In collaboration with our CEO and the Chief Financial Officer, the CRO has responsibility for developing an appropriate risk appetite with corresponding limits that aligns with supervisory expectations, and this risk appetite statement has been approved by the Board of Directors. The CEO and CRO regularly report to the Board of Directors and the Risk Committee on risk management matters.

The senior executive officers who serve as leaders in the "First Line of Defense," are responsible for ensuring that their respective functions operate within established risk limits, in accordance with the Company's Risk Appetite Statement. As members of the ERMC and the MC, they are also responsible for identifying risks, considering risk when developing strategic plans, budgets and new products and implementing appropriate risk controls when pursuing business strategies and objectives. In addition, senior executive officers are responsible for deploying sufficient financial resources and qualified personnel to manage the risks inherent in the Company's business activities.

Risk Management

The risk management team, including compliance, led by the CRO, provides oversight of our risk profile and is responsible for maintaining a compliance program that includes compliance risk assessment, policy development, testing and reporting activities. This team effectively serves in a "Second Line of Defense" role by overseeing the operating activities of the "First Line of Defense."

Internal Audit Team

The internal audit team is responsible for performing periodic, independent reviews and testing of compliance with the Company's and the Bank's risk management policies and standards, as well as with regulatory guidance and industry best practices. The internal audit team also assesses the design of the Company's and the Bank's policies and standards and validates the effectiveness of risk management controls, and reports the results of such reviews to the Audit Committee. The internal audit team effectively serves as the "Third Line of Defense" for the Company.

Enterprise Risk Assessment and Risk Aggregation Reporting

The Enterprise Risk Assessment process and Risk Aggregation Reporting ("ERA/RAR") is designed to identify, assess, quantify, and aggregate risk across the Company's primary risk categories and serves as a basis to determine the Company's risk profile. The Enterprise Risk Management team, in collaboration with the risk pillar leaders, performs an independent ERA/RAR using a methodology that measures inherent risk, enterprise control environment, and residual risk to rate enterprise-level risks across Synchrony for the ERA, and aggregate risk level, enterprise control environment, and aggregate risk exposure to rate risk categories across Synchrony for RAR. The ERA/RAR process plays an important role in directing the risk management activities by helping prioritize initiatives and focus resources on the most appropriate risks. The ERA/RAR process is performed quarterly. The ERA output determines the Material Risk Inventory, which is a key input in the strategic and capital planning processes.

Stress testing activities provide a forward-looking assessment of risks and losses. Stress testing is integrated into the strategic, capital and liquidity planning processes, and the results are used to identify portfolio vulnerabilities and develop risk mitigation strategies or contingency plans across a range of stressed conditions.

Risk Appetite Framework

We operate in accordance with a Risk Appetite Statement setting forth objectives, plans and limits, and expressing preferences with respect to risk-taking activities in the context of overall business goals. The Risk Appetite Statement is approved annually by the Board of Directors, with delegated authority to the CRO for implementation throughout the Company. The Risk Appetite Statement serves as a tool to preclude activities that are inconsistent with the business and risk strategy. The Risk Appetite Statement is reviewed and approved at least annually as part of the business planning process and will be modified, as necessary, to include updated risk tolerances by risk category, enabling us to meet prescribed goals while continuing to operate within established risk thresholds.

Cybersecurity

Risk Management and Strategy

Our information security program includes administrative, technical and physical safeguards and is designed to provide an appropriate level of protection to maintain the confidentiality, integrity and availability of our Company's, our clients' and our customers' information. This includes protecting against known and evolving threats to the security of customer records and information, and against unauthorized access, compromise, or loss of customer records or information.

Our information security program is designed to continuously adapt to an evolving landscape of emerging threats and available technology. Through data gathering and evaluation of emerging threats from internal and external incidents and technology investments, security controls are adjusted on an as needed basis. We have developed a security strategy and implemented layers of controls embedded throughout our technology environment that establish multiple control points between threats and our assets. We test the effectiveness of our controls and data protection processes through internal and independent external audits and assessments, including regular penetration tests, application code reviews, vulnerability scans, disaster recovery tests and cyber exercises to simulate hacker attacks. Our information security program is supported by regular training of information security employees and awareness training and activities for executives, directors, and employees companywide through which we communicate our information security policies, standards, processes and practices.

Further, our information security program is designed to provide oversight of third parties who store, process or have access to sensitive data, and we require similar levels of protection from third-party service providers as are required for the Company. We maintain supplier risk assessment processes to identify risks associated with third-party service providers and have implemented enhanced cybersecurity incident and data breach response requirements for critical supplier relationships.

We employ business continuity, backup and disaster recovery procedures for all the systems that are used for storing, processing and transferring customer information, and we periodically test and validate our disaster recovery plans to assess our resilience capabilities. Additionally, we maintain insurance coverage that, subject to applicable terms and conditions, may cover certain aspects of cybersecurity and information risks. However, there can be no assurance that liabilities or losses we may incur will be covered under such policies or that the amount of insurance will be adequate.

Our information security program is designed and managed to be consistent with the Cyber Risk Institute (CRI) Profile, a cybersecurity assessment framework which is a financial services industry-specific extension of the National Institute of Standards and Technology (NIST) Cybersecurity Framework. We measure and monitor the maturity of the information security program against this framework, industry guidance, and a risk-driven metrics program aligned to our business requirements. Along with periodically being examined by our regulators, Synchrony regularly engages external experts to audit, evaluate and validate our controls against these standard frameworks, and we adjust our cybersecurity policies, standards, processes and practices as necessary based on the information provided by these examinations, audits and evaluations.

Cybersecurity threats, including as a result of previous cybersecurity incidents, have not materially affected the Company during the past three fiscal years. While we are not currently aware of any cybersecurity threats that are reasonably likely to materially affect the Company there is no assurance that we will not be materially affected by such threats in the future. For additional information on our risks related to cybersecurity, see "*Risk Factors Relating to Our Business—Cyber-attacks or other security breaches could have a material adverse effect on our business*."

Governance

Our Board's fully independent Risk Committee has primary oversight of the Company's cybersecurity risk. Cybersecurity risk is a component of operational risk within our enterprise risk management framework. For a detailed description of our enterprise risk management framework, including its governance and processes, see "*Risks—Risk Management*."

Our information security team, led by our Chief Information Security Officer ("CISO"), in collaboration with our Risk Committee and our executive leadership team, closely monitors our information security program, including our strategy, and information security policies and practices, against a rapidly evolving landscape of threats and regulatory requirements and expectations. The Risk Committee receives reports and briefings on our information security and enterprise risk management programs at least quarterly, including the results of any external audits, examinations and evaluations, as well as maturity assessments of our information security program, at least one of these sessions is held jointly with the Audit Committee.

The CISO team leading our information security program is responsible for identifying, assessing, managing and controlling cybersecurity risk, and for mitigating our cybersecurity risk exposure. Our information security program is monitored and challenged by our risk management team, led by our CRO.

We have developed an incident response governance framework to timely identify, evaluate and thereafter report cybersecurity incidents to our executive management team, appropriate management committees, including the enterprise risk management committee, the Risk Committee, Audit Committee and Board, as necessary. In addition to facilitating timely evaluation, escalation and reporting of cybersecurity incidents, this framework also sets forth the process for identifying and assessing the severity of cybersecurity incidents, as well as for managing post-incident activities, including recovery and resolution.

The CISO reports directly to our Chief Technology and Operating Officer and on a dotted line basis to our CRO. Our CISO has expertise in cybersecurity, information security risk management, identity and access management, security architecture, application security, vulnerability management, threat intelligence, security operations and incident management and response through prior roles leading information security functions at other large organizations and has over 30 years of experience across technology and security. The CISO holds various professional certifications, including the Certified Information Security Manager certification from the Information Systems Audit and Control Association.

REGULATION

Regulation Relating to Our Business

Our business, including our relationships with our customers, is subject to regulation, supervision and examination under U.S. federal, state and foreign laws and regulations. These laws and regulations cover all aspects of our business, including lending and collection practices, treatment of our customers, safeguarding deposits, customer privacy and information security, capital structure, liquidity, dividends and other capital distributions, transactions with affiliates and conduct and qualifications of personnel. Such laws and regulations directly and indirectly affect key drivers of our profitability, including, for example, capital and liquidity, product offerings, risk management, and costs of compliance. As a savings and loan holding company and financial holding company, Synchrony is subject to regulation, supervision and examination by the Federal Reserve Board. As a large provider of consumer financial services, we are also subject to regulation, supervision and examination by the CFPB. The Bank is a federally chartered savings association. As such, the Bank is subject to regulation, supervision and examination by the OCC, which is its primary regulator, and by the CFPB. In addition, the Bank, as an insured depository institution, is supervised by the FDIC. The Dodd-Frank Act and regulations promulgated thereunder have had, and may continue to have, a significant impact on our business, results of operations and financial condition. As a result, the extensive laws and regulations to which we are subject and with which we must comply significantly impact our earnings, results of operations, financial condition and competitive position. The impact of such regulations on our business is discussed further below, as well as in "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" (MD&A) and "*Risk Factors Relating to Regulation*" of this Form 10-K Report.

The Dodd-Frank Wall Street Reform and Consumer Protection Act and Related Developments

The Dodd-Frank Act, which was enacted in 2010, significantly restructured the financial regulatory regime in the United States. Certain aspects of the Dodd-Frank Act are subject to rules that have been taking effect over several years or have been revised since their initial adoption.

On May 24, 2018, the President signed into law the Economic Growth, Regulatory Relief, and Consumer Protection Act ("EGRRCPA"), which amended the Dodd-Frank Act and modified certain post-crisis regulatory requirements. On October 10, 2019, the Federal Reserve Board, OCC, and FDIC issued final rules, which we refer to as the "Tailoring Rules," that tailor the applicability of the Federal Reserve Board's enhanced prudential standards relating to capital, liquidity, and other risk management matters, and apply certain of these standards to savings and loan holding companies (other than those substantially engaged in insurance underwriting or commercial activities) that have total consolidated assets of $100 billion or more based on the average of the previous four quarters, referred to as "covered savings and loan holding companies." Synchrony became subject to these enhanced prudential standards in 2023. These enhanced prudential standards, including the applicable transition periods for Synchrony, are discussed in greater detail below.

The recent and possible future changes to the regulatory framework applicable to Synchrony and the Bank make it difficult to assess the overall financial impact of the Dodd-Frank Act and related regulatory developments on us and across the industry. See also "*Regulation—Risk Factors Relating to Regulation—Ongoing changes to the regulatory framework applicable to us have had, and may continue to have, a significant impact on our business, financial condition and results of operations.*"

Savings and Loan Holding Company Regulation

Overview

As a savings and loan holding company, we are required to register and file periodic reports with, and are subject to regulation, supervision and examination by, the Federal Reserve Board. The Federal Reserve Board has adopted guidelines establishing safety and soundness standards on such matters as liquidity risk management, securitizations, operational risk management, internal controls and audit systems, business continuity, and compensation and other employee benefits. We are regularly reviewed and examined by the Federal Reserve Board, which results in supervisory comments and directions relating to many aspects of our business that require our response and attention.

The Federal Reserve Board has broad enforcement authority over us and our subsidiaries (other than the Bank and its subsidiaries). Under the Dodd-Frank Act, we are required to serve as a source of financial strength for any insured depository institution that we control, such as the Bank.

Capital

As a savings and loan holding company, Synchrony is subject to capital requirements.

The following are the minimum capital ratios to which Synchrony is subject:

- under the Basel III standardized approach, a common equity Tier 1 capital to risk-weighted assets ratio of 7% (the minimum of 4.5% plus a capital conservation buffer of 2.5%), a Tier 1 capital to risk-weighted assets ratio of 8.5% (the minimum of 6% plus a capital conservation buffer of 2.5%), and a total capital to risk-weighted assets ratio of 10.5% (a minimum of 8% plus a capital conservation buffer of 2.5%); and

- a leverage ratio of Tier 1 capital to total consolidated assets of 4%.

For a discussion of our capital ratios at December 31, 2024, see "*Management's Discussion and Analysis of Financial Condition and Results of Operations-Capital*."

Under the Tailoring Rules, as a covered savings and loan holding company with average total consolidated assets of $100 billion or more, but less than $250 billion, Synchrony is now subject to supervisory stress tests on a biennial basis, in even calendar years. Synchrony currently expects that the 2026 supervisory stress test is the first stress test in which it will be required to participate.

Covered savings and loan holding companies with average total consolidated assets of $100 billion or more are also subject to a stress capital buffer in lieu of the 2.5% capital conservation buffer. The stress capital buffer is calculated as the amount of loss of common equity Tier 1 capital incurred by the Company in the severely adverse scenario of the most recent supervisory stress test exercise, assuming certain continued payments on capital instruments, and is subject to a floor of 2.5% of risk-weighted assets. Synchrony will become subject to the stress capital buffer once it begins to participate in supervisory stress tests. As a result, its capital requirements may increase and its ability to pay dividends, make other capital distributions, or redeem or repurchase its stock may be adversely impacted.

Under a December 2018 final rule, banking organizations were permitted to phase in the regulatory capital effects of the CECL model, the new accounting standard for credit losses, over three years. On March 27, 2020, the CARES Act was signed into law, and included a provision that permits financial institutions to defer temporarily the use of CECL. In a related action, the joint federal bank regulatory agencies issued an interim final rule effective March 31, 2020, that allows banking organizations that implemented CECL in 2020 to elect to mitigate the effects of the CECL accounting standard on their regulatory capital for two years. This two-year delay is in addition to the three-year transition period that the agencies had already made available in December 2018. Synchrony and the Bank have elected to defer the regulatory capital effects of CECL in accordance with the interim final rule, and not to apply the deferral of CECL available under the CARES Act. As a result, the effects of CECL on Synchrony's and the Bank's regulatory capital were delayed through the year 2021, and were phased-in over a three-year period from January 1, 2022 through December 31, 2024. Under the March 31, 2020 interim final rule, the amount of adjustments to regulatory capital deferred until the phase-in period included both the initial impact of a banking organization's adoption of CECL at January 1, 2020, and 25% of subsequent changes in its allowance for credit losses during each quarter of the two-year period ended December 31, 2021.

On July 27, 2023, the federal banking agencies proposed rules, known as the "Basel Endgame" proposal, that would change the regulatory capital requirements for banking organizations that have $100 billion or more in total assets, such as Synchrony, or have significant trading activity. The proposed rules would, among other changes, lower the threshold for the amount of certain deferred tax assets that must be deducted from capital, introduce a new expanded risk based approach for calculating risk weighted assets, which, compared to the standardized approach to which Synchrony is currently subject, add an operational risk charge and apply higher credit conversion factors to unused portion of unconditionally cancellable lines of credit. On September 10, 2024, then Vice Chair for Supervision at the Federal Reserve Board (the "Vice Chair"), gave a speech outlining a set of potential revisions to the Basel Endgame proposal, such as recommending that the Federal Reserve Board issue a re-proposal of the rule in which banking organizations with total assets between $100 billion and $250 billion, such as Synchrony, would not be subject to the changes to their capital requirements outlined in the Basel Endgame proposal, other than the proposed requirement to recognize unrealized gains and losses of their securities in regulatory capital. It remains uncertain whether the federal banking agencies will re-propose and/or finalize the Basel Endgame rule, and if so, whether the agencies will adopt the Vice Chair's recommendations.

Dividends and Stock Repurchases

We are limited in our ability to pay dividends or repurchase our stock by the Federal Reserve Board, including on the basis that doing so would be an unsafe or unsound banking practice. Where we intend to declare or pay a dividend or repurchase our stock, we are expected to inform and consult with the Federal Reserve Board in advance to ensure that such dividend or repurchase does not raise supervisory concerns. It is the policy of the Federal Reserve Board that a savings and loan holding company like us should generally pay dividends on common stock and preferred stock out of earnings, and only if prospective earnings retention is consistent with the company's capital needs and overall current and prospective financial condition.

According to guidance from the Federal Reserve Board, our dividend policies will be assessed against, among other things, our ability to achieve applicable Basel III capital ratio requirements. If we do not achieve applicable Basel III capital ratio requirements, we may not be able to pay dividends. Although we currently expect to meet applicable Basel III capital ratio requirements, inclusive of the capital conservation buffer, we cannot be sure that we will meet those requirements or that even if we do, if we will be able to pay dividends.

In evaluating the appropriateness of a proposed redemption or repurchase of stock, the Federal Reserve Board will consider, among other things, the potential loss that we may suffer from the prospective need to increase reserves and write down assets as a result of continued asset deterioration, and our ability to raise additional common equity and other capital to replace the stock that will be redeemed or repurchased. The Federal Reserve Board also will consider the potential negative effects on our capital structure of replacing common stock with any lower-tier form of regulatory capital issued. Moreover, we became subject to formal capital plan submission requirements as of January 1, 2024, and regulatory review of our capital plan may result in an increase in our capital requirements and adverse impacts on our ability to pay dividends, make other capital distributions, or redeem or repurchase our stock. See "*Regulation—Risk Factors Relating to Regulation—Failure by Synchrony and the Bank to meet applicable capital adequacy and liquidity requirements could have a material adverse effect on us*" and "*—We are subject to restrictions that limit our ability to pay dividends and repurchase our common stock; the Bank is subject to restrictions that limit its ability to pay dividends to us, which could limit our ability to pay dividends, repurchase our common stock or make payments on our indebtedness*."

Liquidity

As a covered savings and loan holding company with average total consolidated assets of $100 billion or more, we must comply with enhanced prudential standards with respect to liquidity management, including maintaining diversified liquidity buffers and regularly conducting liquidity stress tests.

Activities

In general, savings and loan holding companies may only conduct, or acquire control of companies engaged in, financial activities as permitted under the relevant provisions of the Bank Holding Company Act and the Home Owners' Loan Act ("HOLA"). Savings and loan holding companies that have elected financial holding company status generally can engage in a broader range of financial activities than are otherwise permissible for savings and loan holding companies, including securities underwriting, dealing and making markets in securities, and making merchant banking investments in non-financial companies. Synchrony has elected for financial holding company status.

The Federal Reserve Board has the authority to limit a financial holding company's ability to conduct otherwise permissible activities if the financial holding company or any of its depository institution subsidiaries ceases to meet the applicable eligibility requirements, including requirements that the financial holding company and each of its U.S. depository institution subsidiaries maintain their status as "well-capitalized" and "well-managed." The Federal Reserve Board may also impose corrective capital and/or managerial requirements on the financial holding company and may, for example, require divestiture of the holding company's depository institutions if the deficiencies persist. Federal regulations additionally provide that if any depository institution controlled by a financial holding company fails to maintain at least a "Satisfactory" rating under the Community Reinvestment Act ("CRA"), the financial holding company and its subsidiaries are prohibited from engaging in additional activities that are permissible only for financial holding companies.

In addition, we are subject to banking laws and regulations that limit in certain respects the types of acquisitions and investments that we can make. For example, certain acquisitions of and investments in depository institutions or their holding companies that we may undertake are subject to the prior review and approval of our banking regulators, including the Federal Reserve Board, the OCC and the FDIC. Our banking regulators have broad discretion on whether to approve such acquisitions and investments. In deciding whether to approve a proposed acquisition or investment, federal bank regulators may consider, among other factors: (i) the effect of the acquisition or investment on competition, (ii) our financial condition and future prospects, including current and projected capital ratios and levels, (iii) the competence, experience and integrity of our management and its record of compliance with laws and regulations, (iv) the convenience and needs of the communities to be served, including our record of compliance under the CRA, (v) our effectiveness in combating money laundering, and (vi) any risks that the proposed acquisition poses to the U.S. banking or financial system.

Certain acquisitions of our voting stock may be subject to regulatory approval or notice under federal law. Investors are responsible for ensuring that they do not, directly or indirectly, acquire shares of our stock in excess of the amount that can be acquired without regulatory approval under the Change in Bank Control Act and the HOLA, which prohibit any person or company from acquiring control of us without, in most cases, the prior written approval of the Federal Reserve Board.

Resolution

As a savings and loan holding company with $100 billion or more in assets, Synchrony may become subject to long-term debt requirements that are intended to facilitate an orderly resolution of large banking organizations and make their funding profiles more stable. An August 2023 interagency notice of proposed rulemaking would require depository institution holding companies with $100 billion or more in assets to issue minimum amounts of long-term debt and to maintain "clean" holding companies without certain types of liabilities, and, relatedly, would require insured depository institution subsidiaries with $100 billion or more in assets to issue minimum amounts of long-term debt to a holding company. If the proposed changes are finalized, they may require changes to our funding strategy and/or increase our cost of funding.

Savings Association Regulation

Overview

The Bank is required to file periodic reports with the OCC and is subject to regulation, supervision, and examination by the OCC, the FDIC, and the CFPB. The OCC has adopted guidelines establishing safety and soundness standards on such matters as loan underwriting and documentation, asset quality, earnings, internal controls and audit systems, risk management, interest rate risk exposure and compensation and other employee benefits. The Bank is periodically examined by the OCC, the FDIC, and the CFPB, which results in supervisory comments and directions relating to many aspects of the Bank's business that require the Bank's response and attention. In addition, the OCC, the FDIC, and the CFPB have broad enforcement authority over the Bank.

Capital

The Bank is required by OCC regulations to maintain specified levels of regulatory capital. Institutions that are not well-capitalized are subject to certain restrictions on brokered deposits and interest rates on deposits. The OCC is authorized and, under certain circumstances, required to take certain actions against an institution that fails to meet the minimum ratios for an adequately capitalized institution. At December 31, 2024, the Bank met or exceeded all applicable requirements to be deemed well-capitalized under OCC regulations.

The following are the minimum capital ratios to which the Bank is subject:

- under the Basel III standardized approach, a common equity Tier 1 capital to risk-weighted assets ratio of 7% (the minimum of 4.5% plus a capital conservation buffer of 2.5%), a Tier 1 capital to risk-weighted assets ratio of 8.5% (the minimum of 6% plus a capital conservation buffer of 2.5%), and a total capital to risk-weighted assets ratio of 10.5% (a minimum of 8% plus a capital conservation buffer of 2.5%); and

- a leverage ratio of Tier 1 capital to total consolidated assets of 4%.

For a discussion of the Bank's capital ratios, see "*Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital*."

As an insured depository institution, the Bank is also subject to the FDIA, which requires, among other things, the federal banking agencies to take "prompt corrective action" in respect of depository institutions that do not meet minimum capital requirements. The FDIA sets forth the following five capital tiers: "well-capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." A depository institution's capital tier will depend upon how its capital levels compare with various relevant capital measures and certain other factors that are established by regulation. To be well-capitalized for purposes of the FDIA, the Bank must maintain a common equity Tier 1 capital to risk-weighted assets ratio of 6.5%, a Tier 1 capital to risk-weighted assets ratio of 8%, a total capital to risk-weighted assets ratio of 10%, and a leverage ratio of Tier 1 capital to total consolidated assets of 5%, and not be subject to any written agreement, order or capital directive, or prompt corrective action directive issued by the OCC to meet or maintain a specific capital level for any capital measure. At December 31, 2024, the Bank met or exceeded all applicable requirements to be deemed well-capitalized for purposes of the FDIA.

Dividends and Stock Repurchases

OCC regulations limit the ability of savings associations to make distributions of capital, including payment of dividends, stock redemptions and repurchases, cash-out mergers and other transactions charged to the capital account. The Bank must obtain the OCC's approval or give the OCC prior notice before making a capital distribution in certain circumstances, including if the Bank proposes to make a capital distribution when it does not meet certain capital requirements (or will not do so as a result of the proposed capital distribution) or certain net income requirements. In addition, the Bank must file a prior written notice of a planned or declared dividend or other distribution with the Federal Reserve Board. The OCC or the Federal Reserve Board may object to a capital distribution if: among other things, (i) the Bank is, or as a result of such distribution would be, undercapitalized, significantly undercapitalized or critically undercapitalized, (ii) the regulators have safety and soundness concerns or (iii) the distribution violates a prohibition in a statute, regulation, agreement between us and the OCC or the Federal Reserve Board, or a condition imposed on us in an application or notice approved by the OCC or the Federal Reserve Board. Additional restrictions on dividends apply if the Bank fails the QTL test (described below under "— *Activities*").

The FDIA also prohibits any insured depository institution from making any capital distributions (including payment of a dividend) or paying any management fee to its parent holding company if the depository institution would thereafter be "undercapitalized." If a depository institution is less than adequately capitalized, it must prepare and submit a capital restoration plan to its primary federal regulator for approval. For a capital restoration plan to be acceptable, among other things, the depository institution's parent holding company must guarantee that the institution will comply with the capital restoration plan. If a depository institution fails to submit an acceptable capital restoration plan, it is treated as if it is "significantly undercapitalized." A "significantly undercapitalized" depository institution may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become "adequately capitalized," elect a new Board of Directors, reduce total assets or cease taking deposits from correspondent banks. A "critically undercapitalized" institution may be subject to the appointment of a conservator or receiver which could sell or liquidate the institution, be required to refrain from making payments on its subordinated debt, or be subject to additional restrictions on its activities.

Liquidity

The Bank is required to comply with prudential regulation in connection with liquidity. In particular, under OCC guidelines establishing heightened standards for governance and risk management (the "Heightened Standards"), the Bank is required to establish liquidity stress testing and planning processes, which the Bank has done. For a discussion of the Heightened Standards, see "—*Heightened Standards for Risk Management Governance*" below.

Activities

Under HOLA, the OCC requires the Bank to comply with the qualified thrift lender, or "QTL" test. Under the QTL test, the Bank is required to maintain at least 65% of its "portfolio assets" (total assets less (i) specified liquid assets up to 20% of total assets, (ii) intangibles, including goodwill and (iii) the value of property used to conduct business) in certain "qualified thrift investments" (primarily residential mortgages and related investments, including certain mortgage-backed securities, credit card loans, student loans and small business loans) in at least nine months of the most recent 12-month period. The Bank currently meets that test. A savings association that fails to meet the QTL test is subject to certain operating restrictions and may be required to convert to a national bank charter.

Savings associations, including the Bank, are subject to limitations on their lending and investments. These limitations include percentage of asset limitations on various types of loans the Bank may make. In addition, there are similar limitations on the types and amounts of investments the Bank may make.

Insured depository institutions, including the Bank, are subject to restrictions under Sections 23A and 23B of the Federal Reserve Act (as implemented by Federal Reserve Board Regulation W), which govern transactions between an insured depository institution and an affiliate, including an entity that is the institution's direct or indirect holding company and a nonbank subsidiary of such a holding company. Restrictions in Sections 23A and 23B of the Federal Reserve Act apply to "covered transactions" such as extensions of credit, issuances of guarantees or asset purchases. In general, these restrictions require that any extensions of credit made by the insured depository institution to an affiliate must be fully secured with qualifying collateral and that the aggregate amount of covered transactions is limited, as to any one affiliate of the Bank, to 10% of the Bank's capital stock and surplus, and, as to all of the Bank's affiliates in the aggregate, to 20% of the Bank's capital stock and surplus. In addition, transactions between the Bank and its affiliates must be on terms and conditions that are, or in good faith would be, offered by the Bank to non-affiliated companies (i.e., at arm's length).

The CRA is a federal law that generally requires an insured depository institution to identify the communities it serves and to make loans and investments, offer products and provide services, in each case designed to meet the credit needs of these communities. The CRA also requires an institution to maintain comprehensive records of CRA activities to demonstrate how it is meeting the credit needs of communities. These records are subject to periodic examination by the responsible federal banking agency of the institution. Based on these examinations, the agency rates the institution's compliance with CRA as "Outstanding," "Satisfactory," "Needs to Improve" or "Substantial Noncompliance." The CRA requires the agency to take into account the record of an institution in meeting the credit needs of the entire communities served, including low- and moderate- income neighborhoods, in determining such rating. Failure of an institution to receive at least a "Satisfactory" rating could inhibit the institution or its holding company from undertaking certain activities, including acquisitions. The Bank is currently designated as a Limited Purpose bank under the CRA and therefore is generally evaluated on the basis of its community development activity in the geographies in which its physical facilities are located. The Bank received a CRA rating of "Outstanding" as of its most recent CRA examination.

On October 24, 2023, the federal banking agencies issued a final rule that revises how they evaluate an insured depository institution's record of satisfying the credit needs of its entire communities, including low- and moderate-income individuals and neighborhoods, under the CRA. The final rule provides that Limited Purpose banks, such as the Bank, will continue to be evaluated primarily on the basis of their community development activities. Industry organizations have challenged the final rule in court, and on March 29, 2024, the United States District Court for the Northern District of Texas granted an injunction and stay of the final rule. The final outcome of such challenge is uncertain.

The FDIA prohibits insured banks from accepting brokered deposits or offering interest rates on any deposits significantly higher than the prevailing rate in the bank's normal market area or nationally (depending upon where the deposits are solicited) unless it is "well-capitalized," or it is "adequately capitalized" and receives a waiver from the FDIC. A bank that is "adequately capitalized" and that accepts brokered deposits under a waiver from the FDIC may not pay an interest rate on any deposit in excess of 75 basis points over certain prevailing market rates. There are no such restrictions under the FDIA on a bank that is "well-capitalized." Further, "undercapitalized" institutions are subject to growth limitations. At December 31, 2024, the Bank met or exceeded all applicable requirements to be deemed well-capitalized for purposes of the FDIA. An inability to accept brokered deposits in the future could materially adversely impact our funding costs and liquidity.

On September 17, 2024, the OCC finalized a new Policy Statement Regarding Statutory Factors Under the Bank Merger Act (the "Policy Statement"), which outlines factors that the OCC will consider when evaluating a proposed bank merger transaction. Also on September 17, 2024, the United States Department of Justice (the "DOJ") withdrew its 1995 Bank Merger Guidelines and announced that it will instead evaluate the competitive impact of bank mergers using its 2023 Merger Guidelines that the DOJ applies to mergers in all industries. Compared to the 1995 Bank Merger Guidelines, the 2023 Merger Guidelines set forth more stringent concentration limits and add several largely qualitative bases on which the DOJ may challenge a merger. While the effect of these changes for particular transactions remains unclear, both the Policy Statement and the change in the DOJ's bank merger antitrust policy may make it more difficult and/or costly for us to obtain regulatory approval for an acquisition or may otherwise result in more onerous conditions to obtain approval for an acquisition.

Deposit Insurance

The FDIA requires the Bank to pay deposit insurance assessments. Under the FDIC's current deposit insurance assessment methodology, the Bank is required to pay deposit insurance assessments based on its average consolidated total assets, less average tangible equity, and various other regulatory factors included in an FDIC assessment scorecard.

Deposit insurance assessments are also affected by the minimum reserve ratio with respect to the federal Deposit Insurance Fund (the "DIF"). The Dodd-Frank Act increased the minimum reserve ratio with respect to the DIF to 1.35% and removed the statutory cap on the reserve ratio. The FDIC subsequently adopted a designated ratio of 2% and may increase that ratio in the future. Since the outbreak of the COVID-19 pandemic, the amount of total estimated insured deposits has grown very rapidly while the funds in the DIF have grown at a normal rate, causing the DIF reserve ratio to fall below the statutory minimum of 1.35%. The FDIC adopted a restoration plan in September 2020, which it amended in June 2022, to restore the DIF reserve ratio to at least 1.35% by September 30, 2028. On October 18, 2022 the FDIC adopted a final rule to increase initial base deposit insurance assessment rates for insured depository institutions by 2 basis points, beginning with the first quarterly assessment period of 2023. The increased assessment rate schedules will remain in effect unless and until the reserve ratio of the DIF meets or exceeds 2%. As a result of the final rule, the FDIC insurance costs of insured depository institutions, including the Bank, have generally increased.

In addition, on November 16, 2023, the FDIC adopted a final rule to implement a special assessment to recover losses to the DIF arising from the protection of uninsured depositors following the receiverships of failed institutions in the spring of 2023. The assessment base for the special assessment was equal to an insured depository institution's estimated uninsured deposits reported for the quarter ended December 31, 2022, minus the first $5 billion in estimated uninsured deposits. The FDIC will collect the special assessment over eight initial quarterly assessment periods starting with the first quarter of 2024, at a quarterly rate of 3.36 basis points. Synchrony recognized the entire initial special assessment expense of $9 million in the fourth quarter of 2023. However, depending on future adjustments to the DIF's estimated loss, the FDIC retained the ability to cease collection early, extend the special assessment collection period, or impose a one-time final shortfall assessment. During 2024, the FDIC revised its loss estimate and projected that the special assessment would be collected for an additional two quarters beyond its initial eight-quarter collection period. The additional special assessment expense related to the revision of the loss estimate was not material to Synchrony.

The FDIA creates a depositor preference regime for the resolution of all insured depository institutions, including the Bank. If any such institution is placed into receivership, the FDIC will pay (out of the remaining net assets of the failed institution and only to the extent of such assets) first secured creditors (to the extent of their security), second the administrative expenses of the receivership, third all deposits liabilities (both insured and uninsured), fourth any other general or senior liabilities, fifth any obligations subordinated to depositors or general creditors, and finally any remaining net assets to shareholders in that capacity.

Resolution and Recovery Planning

Under FDIC regulations, an insured depository institution with $100 billion or more in total assets is required periodically to submit to the FDIC a plan for the institution's resolution in the event of its failure. The plan is designed to enable the FDIC, if appointed receiver for the institution, to resolve the institution under sections 11 and 13 of the FDIA in a manner that ensures that its depositors receive timely access to their insured deposits, maximizes the net present value return from the sale or disposition of the institution's assets, minimizes the amount of any loss realized by the creditors in the resolution, and addresses risks of adverse effects on U.S. economic conditions or economic stability. The resolution plan requirement is intended to ensure that a covered insured depository institution develops a credible strategy to facilitate the FDIC's resolution of the institution across a range of possible scenarios and that the FDIC has access to all of the material information it needs to resolve the institution efficiently in the event of its failure. If the FDIC deems a resolution plan filing not credible and the insured depository institution fails to resubmit a credible plan, the institution could become subject to an enforcement action. The Bank's first resolution plan is due on July 1, 2025, and going forward, the Bank will be required to submit resolution plans every three years and interim supplements annually.

In October 2024, the OCC issued final revisions to its recovery planning guidelines. These revised guidelines apply to insured depository institutions with average total consolidated assets of $100 billion or more, such as the Bank. The guidelines require the Bank to develop and maintain a recovery plan that identifies triggers and options for responding to a wide range of severe internal and external stress scenarios and for restoring the Bank, to the extent it is experiencing or is likely to experience considerable financial or non-financial stress, to financial strength and viability in a timely manner. Under the guidelines, the Bank must test its recovery plan at least annually. The Bank is required to comply with all aspects of these guidelines by January 1, 2026, other than the testing requirement, with which the Bank must comply by January 1, 2027.

Heightened Standards for Risk Management Governance

The OCC's Heightened Standards establish guidelines for the governance and risk management practices of large OCC-regulated institutions, including the Bank. These Heightened Standards require covered banks to establish and adhere to a written governance framework in order to manage and control their risk-taking activities, provide standards for covered banks' boards of directors to oversee the risk governance framework, and describe the appropriate risk management roles and responsibilities of front line units, independent risk management, and internal audit functions. The Bank believes it complies with the Heightened Standards.

Consumer Financial Services Regulation

The relationship between us and our U.S. customers is regulated under federal and state consumer protection laws. Federal laws include the Truth in Lending Act, the Equal Credit Opportunity Act, HOLA, the Fair Credit Reporting Act (the "FCRA"), the Gramm-Leach-Bliley Act (the "GLBA"), the CARD Act and the Dodd-Frank Act. These and other federal laws, among other things, require disclosures of the cost of credit, provide substantive consumer rights, prohibit discrimination in credit transactions, regulate the use of credit report information, provide financial privacy protections, require safe and sound banking operations, prohibit unfair, deceptive and abusive practices, restrict our ability to raise interest rates on certain credit card balances, and subject us to substantial regulatory oversight. State and, in some cases, local laws also may regulate the relationship between us and our U.S. customers in these areas, as well as in the areas of collection practices, and may provide additional consumer protections. Moreover, we are subject to the Servicemembers Civil Relief Act, which protects persons called to active military service and their dependents from undue hardship resulting from their military service, and the Military Lending Act (the "MLA"), which extends specific protections if an account holder, at the time of account opening, is a covered active duty member of the military or certain family members thereof. The Servicemembers Civil Relief Act applies to all debts incurred prior to the commencement of active duty (including credit card and other open-end debt) and limits the amount of interest, including service and renewal charges and any other fees or charges (other than bona fide insurance) that are related to the obligation or liability. The MLA applies to certain consumer loans, including credit extended pursuant to a credit card account, and extends specific protections if an account holder, at the time of account opening, is a covered active duty member of the military or certain family members thereof (collectively, the "covered borrowers"). These protections include, but are not limited to: a limit on the military annual percentage rate that can be charged to 36%, delivery of certain required disclosures and a prohibition on mandatory arbitration agreements. If we were to extend credit to a covered borrower without complying with certain MLA provisions, the credit card agreement could be void from its inception.

Violations of applicable consumer protection laws can result in significant potential liability from litigation brought by customers, including actual damages, restitution and attorneys' fees. Federal banking regulators, as well as state attorneys general and other state and local consumer protection agencies, also may seek to enforce consumer protection requirements and obtain these and other remedies, including civil money penalties and fines.

The CARD Act, which was enacted in 2009, amended the Truth in Lending Act and required us to make significant changes to many of our business practices, including marketing, underwriting, pricing and billing. The CARD Act's restrictions on our ability to increase interest rates on existing balances to respond to market conditions and credit risk ultimately limits our ability to extend credit to new customers and provide additional credit to current customers. Other CARD Act restrictions, such as limitations on late fees, have resulted and will continue to result in reduced interest income and loan fee income. On March 5, 2024, the CFPB issued a final rule amending its regulations that implement the Truth in Lending Act to, among other things, lower the safe harbor dollar amount for credit card late fees from $30 (adjusted to $41 for each subsequent late payment within the next six billing cycles) to $8 and eliminate the automatic annual inflation adjustment to such safe harbor dollar amount. The final rule had an original effective date of May 14, 2024. Industry organizations have challenged the final rule in court, and on May 10, 2024, the United States District Court for the Northern District of Texas granted an injunction and stay of the final rule, and the injunction granted remains in effect. The final outcome of such challenge, including the impact on the final rule, is uncertain. See *"Business Trends and Conditions"* above for the anticipated financial impacts related to the final rule and see *"—Risk Factors Relating to Our Business - The CFPB's final rule on credit card late fees, if implemented would likely materially adversely affect our business and results of operations."*

The FCRA regulates our use of credit reports and the reporting of information to credit reporting agencies, and also provides a standard for lenders to share information with affiliates and certain third parties and to provide firm offers of credit to consumers. The FCRA also places further restrictions on the use of information shared between affiliates for marketing purposes, requires the provision of disclosures to consumers when risk-based pricing is used in a credit decision, and requires safeguards to help protect consumers from identity theft.

Under HOLA, the Bank is prohibited from engaging in certain tying or reciprocity arrangements with its customers. In general, the Bank may not extend credit, lease or sell property, or furnish any services or fix or vary the consideration for these on the condition that: (i) the customer obtain or provide some additional credit, property, or services from or to the Bank or Synchrony or their subsidiaries or (ii) the customer may not obtain some other credit, property, or services from a competitor, except in each case to the extent reasonable conditions are imposed to assure the soundness of the credit extended. Certain arrangements are permissible. For example, the Bank may offer more favorable terms if a customer obtains two or more traditional bank products.

The Dodd-Frank Act established the CFPB, which regulates consumer financial products and services and certain financial services providers. The CFPB is authorized to prevent "unfair, deceptive or abusive acts or practices" and ensure consistent enforcement of laws so that all consumers have access to markets for consumer financial products and services that are fair, transparent and competitive. The CFPB has rulemaking and interpretive authority under the Dodd-Frank Act and other federal consumer financial services laws, as well as broad supervisory, examination and enforcement authority over large providers of consumer financial products and services, such as us. In addition, the CFPB has an online complaint system that allows consumers to log complaints with respect to various consumer finance products, including the products we offer. The system could inform future agency decisions with respect to regulatory, enforcement or examination focus. There continues to be uncertainty as to how the CFPB's strategies and priorities will impact our business and our results of operations going forward. See "*Regulation—Risk Factors Relating to Regulation—There is ongoing uncertainty as to how the Consumer Financial Protection Bureau's actions will impact our business; the agency's actions have had and may continue to have an adverse impact on our business.*"

On October 22, 2024, the CFPB issued a final rule to implement Section 1033 of the Dodd-Frank Act. Under the final rule, financial institutions that offer credit cards or consumer deposit accounts like the Bank are required, upon request, to make available to a consumer or third party authorized by the consumer certain information the Bank has concerning a consumer financial product or service covered by the rule, such as a credit card or a deposit account. In issuing this rule, the CFPB said that the rule will move the U.S. closer to an "open banking" system that will allow consumers to switch banks or other providers more easily. The final rule also requires, among other things, covered data providers, such as the Bank, to establish a developer interface that satisfies certain performance and data security specifications through which the data provider can receive requests for, and provide, specific types of data covered by the rule in electronic, usable form to authorized third parties directly or through data aggregators. Under the final rule, the Bank will be prohibited from charging fees for maintaining the developer interface or providing access to such data. The Bank may also act as an authorized third party to request and access covered data under the final rule from other financial institutions that are covered data providers. The final rule places data security, authorization, and other obligations on those authorized third parties, including limitations on secondary uses of the data received. Industry organizations have challenged the final rule in court and the litigation is ongoing. If the challenge is not successful, as a data provider, the Bank must comply with the rule beginning April 1, 2027. We are monitoring the status of the litigation and evaluating the impact of this rule.

Privacy, Information Security, and Data Protection

We are subject to various privacy, information security and data protection laws, including requirements concerning security breach notification. For example, in the United States, certain of our businesses are subject to the GLBA and implementing regulations and guidance. Among other things, the GLBA: (i) imposes certain limitations on the ability of financial institutions to share consumers' nonpublic personal information with nonaffiliated third parties, (ii) requires that financial institutions provide certain disclosures to consumers about their information collection, sharing and security practices and affords customers the right to "opt out" of the institution's disclosure of their personal financial information to nonaffiliated third parties (with certain exceptions) and (iii) requires financial institutions to develop, implement and maintain a written comprehensive information security program containing safeguards that are appropriate to the financial institution's size and complexity, the nature and scope of the financial institution's activities, the sensitivity of customer information processed by the financial institution as well as plans for responding to data security breaches.

Federal and state laws also require us to respond appropriately to data security breaches.

A final rule that the federal banking agencies issued in November 2021 requires banking organizations to notify their primary federal regulator of significant computer security incidents within 36 hours of determining that such an incident has occurred.

In 2018, the State of California enacted the California Consumer Privacy Act ("CCPA"). The CCPA requires covered businesses to comply with requirements that give consumers residing in California the right to know what information is being collected from them and whether such information is sold or disclosed to third parties. The statute also allows consumers to access, delete, and prevent the sale of personal information that has been collected by covered businesses in certain circumstances. The CCPA does not apply to personal information collected, processed, sold, or disclosed pursuant to the GLBA or the California Financial Information Privacy Act. In 2020, the State of California enacted the California Privacy Rights Act ("CPRA"). The CPRA essentially serves to supplement the CCPA by, amongst other changes, bringing the personal information of employees residing in California into the scope of the law. We believe we are a covered business under the CCPA and CPRA.

We have a program to comply with applicable privacy, information security, and data protection requirements imposed by federal, state, and foreign laws. However, if we experience a significant cybersecurity incident or our regulators deemed our information security controls to be inadequate, we could be subject to supervisory criticism or penalties, and/or suffer reputational harm.

See also "*Regulation—Risk Factors Relating to Regulation—Regulations relating to privacy, information security and data protection could increase our costs, affect or limit how we collect and use personal information and adversely affect our business opportunities.*"

Money Laundering and Terrorist Financing Prevention Program

We maintain an enterprise-wide program designed to enable us to comply with all applicable anti-money laundering and anti-terrorism financing laws and regulations, including, but not limited to, the Bank Secrecy Act and the Patriot Act. This program includes policies, procedures, processes and other internal controls designed to identify, monitor, manage and mitigate the risk of money laundering or terrorist financing posed by our products, services, customers and geographic locale. These controls include procedures and processes to detect and report suspicious transactions, perform customer due diligence, respond to requests from law enforcement, identify and verify a legal entity customer's beneficial owner(s) at the time a new account is opened and to understand the nature and purpose of the customer relationship, and meet all recordkeeping and reporting requirements related to particular transactions involving currency or monetary instruments. The program is coordinated by a compliance officer, undergoes an annual independent audit to assess its effectiveness, and requires training of employees.

See "*Regulation—Risk Factors Relating to Regulation—Failure to comply with anti-money laundering and anti-terrorism financing laws could have significant adverse consequences for us.*"

Sanctions Programs

We have a program designed to comply with applicable economic and trade sanctions programs, including those administered and enforced by OFAC. These sanctions are usually targeted against foreign countries, terrorists, international narcotics traffickers and those believed to be involved in the proliferation of weapons of mass destruction. These regulations generally require either the blocking of accounts or other property of specified entities or individuals, but they may also require the rejection of certain transactions involving specified entities or individuals. We maintain policies, procedures and other internal controls designed to comply with these sanctions programs.

Risk Factors Relating to Regulation

The following discussion of risk factors contains "forward-looking statements," as discussed in "*Cautionary Note Regarding Forward-Looking Statements*." These risk factors may be important to understanding any statement in this Annual Report on Form 10-K or elsewhere. The following information should be read in conjunction with "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" (MD&A), the consolidated financial statements and related notes in "*Consolidated Financial Statements and Supplementary Data*" and "*Risk Factors Relating to Our Business*" of this Form 10-K Report.

Regulatory Risks

Our business is subject to government regulation, supervision, examination and enforcement, which could adversely affect our business, results of operations and financial condition.

Our business, including our relationships with our customers, is subject to regulation, supervision and examination under U.S. federal, state and foreign laws and regulations. These laws and regulations cover all aspects of our business, including lending and collection practices, treatment of our customers, safeguarding deposits, customer privacy and information security, capital structure, liquidity, dividends and other capital distributions, transactions with affiliates and conduct and qualifications of personnel. As a savings and loan holding company and financial holding company, Synchrony is subject to regulation, supervision and examination by the Federal Reserve Board. As a large provider of consumer financial services, we are also subject to regulation, supervision and examination by the CFPB. The Bank is a federally chartered savings association. As such, the Bank is subject to regulation, supervision and examination by the OCC, which is its primary regulator, and by the CFPB. In addition, the Bank, as an insured depository institution, is supervised by the FDIC. We, including the Bank, are regularly reviewed and examined by our respective regulators, which results in supervisory comments and directions relating to many aspects of our business that require response and attention. See "*Regulation*" for more information about the regulations applicable to us.

Banking laws and regulations are primarily intended to protect consumers, federally insured deposits, the DIF and the banking system as a whole, and are not intended to protect our stockholders, noteholders or creditors. If we (or our service providers, including our partners) fail to satisfy applicable laws and regulations, our respective regulators have broad discretion to enforce those laws and regulations, including with respect to the operation of our business, required capital levels, payment of dividends and other capital distributions, engaging in certain activities and making acquisitions and investments. Our regulators also have broad discretion with respect to the manner in which they enforce applicable laws and regulations, including through enforcement actions that could subject us to civil money penalties, customer remediation programs, increased compliance costs, and limits or prohibitions on our ability to offer certain products and services or to engage in certain activities. In addition, to the extent we undertake actions requiring regulatory approval or non-objection, our regulators may make their approval or non-objection subject to conditions or restrictions that could have a material adverse effect on our business, results of operations and financial condition. Any other actions taken by our regulators could have a material adverse impact on our business, reputation and brand, results of operations and financial condition. Moreover, some of our competitors are subject to different, and in some cases less restrictive, statutory and/or regulatory regimes, which may have the effect of providing them with a competitive advantage over us.

New laws, regulations, policies, or practical changes in enforcement of existing laws, regulations or policies applicable to our business, including as a result of changes to the U.S. presidential administration and Congress, or our own reexamination of our current practices, could adversely impact our profitability, limit our ability to continue existing or pursue new business activities or acquisitions, require us to change certain of our business practices or alter our relationships with customers, affect retention of our key personnel, affect how we interact with our partners and/or service providers, or expose us to additional costs (including increased compliance costs and/or customer remediation). These changes may also require us to invest significant management attention and resources to make any necessary changes and could adversely affect our business, results of operations and financial condition. For example, the CFPB has broad authority over our business and there continues to be uncertainty as to how the CFPB's actions will impact our business. See "—*There is ongoing uncertainty as to how the Consumer Financial Protection Bureau's actions will impact our business; the agency's actions have had and may continue to have an adverse impact on our business.*"

We are also subject to potential enforcement and other actions that may be brought by state attorneys general or other state enforcement authorities and other governmental agencies. Any such actions could subject us to civil money penalties and fines, customer remediation programs and increased compliance costs, as well as damage our reputation and brand and limit or prohibit our ability to offer certain products and services or engage in certain business practices. For a discussion of risks related to actions or proceedings brought by regulatory agencies, see "—*Risk Factors Relating to Our Business—Litigation, regulatory actions and compliance issues could subject us to significant fines, penalties, judgments, remediation costs and/or requirements resulting in increased expenses.*"

Ongoing changes to the regulatory framework applicable to us have had, and may continue to have, a significant impact on our business, financial condition and results of operations.

Ongoing changes to the regulatory framework applicable to us have had, and may continue to have, a significant adverse impact on our business, results of operations and financial condition. For example, the Dodd-Frank Act and related regulations restrict certain business practices, and impose stringent capital, liquidity and leverage ratio requirements, as well as additional costs (including increased compliance costs and increased costs of funding raised through the issuance of asset-backed securities) on us, and impact the value of our assets. In addition, the Dodd-Frank Act requires us to serve as a source of financial strength for any insured depository institution we control, such as the Bank. Such support may be required by the Federal Reserve Board at times when we might otherwise determine not to provide it or when doing so is not otherwise in the interest of Synchrony or its stockholders, noteholders or creditors. We describe certain provisions of the Dodd-Frank Act and other legislative and regulatory developments in "*Regulation—Regulation Relating to Our Business.*"

The EGRRCPA and related regulatory reform initiatives modified many of the Dodd-Frank Act's requirements, including provisions in the Tailoring Rules that apply certain enhanced prudential standards to covered savings and loan holding companies. As a result, because we now have average total consolidated assets of over $100 billion, following applicable transition periods we have become or will become subject to biennial supervisory stress tests, formal capital plan submission requirements, and the stress capital buffer, which will impose additional requirements and constraints on us.

Additional rulemaking may impose new capital requirements and limitations on our ability to pay dividends or redeem or repurchase our stock, increase liquidity requirements, require changes to our funding strategy and/or increase our funding and operating costs. Such additional rulemaking includes an existing rule proposal to change the regulatory capital requirements for U.S. banking organizations with at least $100 billion in total assets, and an existing proposal to require depository institution holding companies with $100 billion or more in assets to issue minimum amounts of long-term debt and maintain "clean" holding companies. See "*Regulation—Regulation Relating to Our Business—Savings and Loan Holding Company Regulation—Capital*" and "*Regulation—Regulation Relating to Our Business—Savings and Loan Holding Company Regulation—Resolution.*"

Further, the recent and possible future changes to the regulatory framework applicable to Synchrony and the Bank, and any potential additional rulemaking make it difficult to assess the overall financial impact of the Dodd-Frank Act and related regulatory developments on us and across the industry.

There is ongoing uncertainty as to how the Consumer Financial Protection Bureau's actions will impact our business; the agency's actions have had and may continue to have an adverse impact on our business.

The CFPB has broad authority over our business. This includes authority to write regulations under federal consumer financial protection laws and to enforce those laws against and examine large financial institutions, such as us, for compliance. The CFPB is authorized to prevent "unfair, deceptive or abusive acts or practices" through its regulatory, supervisory and enforcement authority. The Federal Reserve Board and the OCC and state government agencies may also invoke their supervisory and enforcement authorities to prevent unfair and deceptive acts or practices. These federal and state agencies are authorized to remediate violations of consumer protection laws in a number of ways, including collecting civil money penalties and fines and providing for customer restitution. The CFPB also engages in consumer financial education, requests data and promotes the availability of financial services to underserved consumers and communities. In addition, the CFPB maintains an online complaint system that allows consumers to log complaints with respect to various consumer finance products, including the products we offer. This system could inform future CFPB decisions with respect to its regulatory, enforcement or examination focus.

There is ongoing uncertainty as to how the CFPB's strategies and priorities, including in both its examination and enforcement processes, will impact our business and our results of operations going forward, including as a result of changes to the U.S. presidential administration and Congress. Actions by the CFPB could result in requirements to alter or cease offering affected products and services, including deferred interest products, making them less attractive to consumers and less profitable to us and also restricting our ability to offer them. In addition, since 2013, the Bank has entered into two consent orders with the CFPB — one in 2013, which has since been terminated; and another in 2014 with respect to a debt cancellation product and sales practices and an unrelated issue that arose from the Bank's self-identified omission of certain Spanish-speaking customers and customers residing in Puerto Rico from two offers that were made to certain delinquent customers. The Bank's resolutions with the CFPB do not preclude it or other regulators or state attorneys general from seeking additional monetary or injunctive relief with respect to these or other issues, and any such relief could have a material adverse effect on our business, results of operations or financial condition.

Although we have committed significant resources to enhancing our compliance programs, changes by the CFPB in regulatory expectations, interpretations or practices or interpretations that are different or stricter than ours or those adopted in the past by the CFPB or other regulators could increase the risk of additional enforcement actions, fines and penalties. Most recently, the CFPB has identified certain areas of concern for consumers, including, for example, the increasing sophistication of underwriting, fair lending concerns (including in marketing), debt collection, excessive and/or unexpected fees and medical debt. Actions by the CFPB with respect to these or other areas could result in requirements to alter our products and services that may make them less attractive to consumers or less profitable to us. For example, on March 5, 2024, the CFPB issued a final rule that would result in a significant reduction of credit card late fees assessed by credit card issuers if and when it is implemented. For a discussion of risks related to the CFPB's final late fee rule, please see *"—Risk Factors Relating to Our Business— The CFPB's final rule on credit card late fees, if implemented, would likely materially adversely affect our business and results of operations."* Additionally, on July 7, 2023, the CFPB, together with the U.S. Department of Health and Human Services and the U.S. Department of the Treasury, issued a request for information soliciting public comment on medical credit cards, loans, and other financial products used to pay for health care, which may lead to additional regulatory, supervisory, or enforcement activity regarding these products.

Future actions by the CFPB (or other regulators) against us or our competitors that discourage the use of products we offer or suggest to consumers the desirability of other products or services could result in reputational harm and a loss of customers. If the CFPB changes regulations which it adopted in the past or which were adopted in the past by other regulators and transferred to the CFPB by the Dodd-Frank Act, or modifies, through supervision or enforcement, past related regulatory guidance or interprets existing regulations in a different or stricter manner than they have been interpreted in the past by us, the industry or other regulators, our compliance costs and litigation exposure could increase materially. If future regulatory or legislative restrictions or prohibitions are imposed that affect our ability to offer promotional financing, including deferred interest, for certain of our products or require us to make significant changes to our business practices, and we are unable to develop compliant alternatives with acceptable returns, these restrictions or prohibitions could have a material adverse impact on our business, results of operations and financial condition.

The Dodd-Frank Act authorizes state officials to enforce regulations issued by the CFPB and to enforce the Act's general prohibition against unfair, deceptive or abusive acts or practices. This could make it more difficult than in the past for federal financial regulators to declare state laws that differ from federal standards to be preempted. To the extent that states enact requirements that differ from federal standards or state officials and courts adopt interpretations of federal consumer laws that differ from those adopted by the CFPB, we may be required to alter or cease offering products or services in some jurisdictions, which would increase compliance costs and reduce our ability to offer the same products and services to consumers nationwide, and we may be subject to a higher risk of state enforcement actions.

Failure by Synchrony and the Bank to meet applicable capital adequacy and liquidity requirements could have a material adverse effect on us.

Synchrony and the Bank must meet rules for capital adequacy as discussed in "*Regulation—Regulation Relating to Our Business.*" As a stand-alone savings and loan holding company, Synchrony is subject to capital requirements similar to those that apply to the Bank.

Synchrony and the Bank may be subject to increasingly stringent capital adequacy standards in the future. For instance, because Synchrony now has over $100 billion in average total consolidated assets, following applicable transition periods, Synchrony has or will become subject to biennial supervisory stress tests, a formal capital plan submission requirement, and the stress capital buffer which could impose additional requirements and constraints on us, including additional restrictions on our ability to return capital to our shareholders. See "*Regulation— Regulation Relating to Our Business— Savings and Loan Holding Company Regulation—Capital*" and "*Regulation —Regulation Relating to Our Business— Savings and Loan Holding Company Regulation—Dividends and Stock Repurchases.*" In addition, in July 2023 the federal banking agencies proposed changes to the capital requirements of banking organizations that have $100 billion or more in total assets. See "*Regulation—Regulation Relating to Our Business— Savings and Loan Holding Company Regulation—Capital.*" To the extent the proposed changes are finalized and apply to us, they would likely increase our regulatory capital requirements, which may decrease our return on equity and could result in limitations on our ability to pay dividends or repurchase our stock.

If Synchrony or the Bank fails to meet current or future minimum capital, leverage or other financial requirements, its operations, results of operations and financial condition could be materially adversely affected. Among other things, failure by Synchrony or the Bank to maintain its status as "well capitalized" (or otherwise meet current or future minimum capital, leverage or other financial requirements) could compromise our competitive position and result in restrictions imposed by the Federal Reserve Board or the OCC, including, potentially, on the Bank's ability to engage in certain activities. These could include restrictions on the Bank's ability to enter into transactions with affiliates, accept brokered deposits, grow its assets, engage in material transactions, extend credit in certain highly leveraged transactions, amend or change its charter, bylaws or accounting methods, pay interest on its liabilities without regard to regulatory caps on the rates that may be paid on deposits, and pay dividends or repurchase stock. In addition, failure to maintain the well capitalized status of the Bank could result in our having to invest additional capital in the Bank, which could in turn require us to raise additional capital. The market and demand for, and cost of, our asset-backed securities also could be adversely affected by failure to meet current or future capital requirements.

Synchrony must also continue to comply with regulatory requirements related to the maintenance, management, monitoring and reporting of liquidity as discussed in "*Regulation—Regulation Relating to Our Business.*" Under the Tailoring Rules, enhanced prudential standards with respect to liquidity management apply to covered savings and loan holding companies with $100 billion or more in average total consolidated assets. See "*Regulation—Regulation Relating to Our Business.*" Because Synchrony now has met this threshold, such requirements have begun to apply or will apply to us in the future after applicable transition periods, which could cause our results of operations and financial condition to be materially adversely affected.

We are subject to restrictions that limit our ability to pay dividends and repurchase our common stock; the Bank is subject to restrictions that limit its ability to pay dividends to us, which could limit our ability to pay dividends, repurchase our common stock or make payments on our indebtedness.

We are limited in our ability to pay dividends and repurchase our common stock by the Federal Reserve Board, which has broad authority to review our capital planning and risk management processes, and our current, projected and stressed capital levels, and to object to any capital action that the Federal Reserve Board considers to be unsafe or unsound. In addition, the declaration and amount of any future dividends to holders of our common stock or stock repurchases will be at the discretion of the Board of Directors and will depend on many factors, including our financial condition, earnings, capital and liquidity position, including the Bank, applicable regulatory requirements, corporate law and contractual restrictions and other factors that the Board of Directors deems relevant. Any inability to pay dividends or repurchase our common stock could adversely affect the market price of our common stock and market perceptions of Synchrony Financial. See "*Regulation—Regulation Relating to Our Business—Savings and Loan Holding Company Regulation-Dividends and Stock Repurchases.*"

We rely significantly on dividends and other distributions and payments from the Bank for liquidity, including to pay our obligations under our indebtedness and other indebtedness as they become due, and federal law limits the amount of dividends and other distributions and payments that the Bank may pay to us. For example, OCC regulations limit the ability of savings associations to make distributions of capital, including payment of dividends, stock redemptions and repurchases, cash-out mergers and other transactions charged to the capital account. The Bank must obtain the OCC's approval prior to making a capital distribution in certain circumstances, including if the Bank proposes to make a capital distribution when it does not meet certain capital requirements (or will not do so as a result of the proposed capital distribution) or certain net income requirements. In addition, the Bank must file a prior written notice of a planned or declared dividend or other distribution with the Federal Reserve Board. The Federal Reserve Board or the OCC may object to a capital distribution if, among other things, the Bank is, or as a result of such dividend or distribution would be, undercapitalized or the Federal Reserve Board or OCC has safety and soundness concerns. Additional restrictions on bank dividends may apply if the Bank fails the QTL test. The application of these restrictions on the Bank's ability to pay dividends involves broad discretion on the part of our regulators. Limitations on the Bank's payments of dividends and other distributions and payments that we receive from the Bank could reduce our liquidity and limit our ability to pay dividends or our obligations under our indebtedness. See "*Regulation—Regulation Relating to Our Business—Savings Association Regulation—Dividends and Stock Repurchases*" and "*—Activities.*"

Regulations relating to privacy, information security and data protection could increase our costs, affect or limit how we collect and use personal information and adversely affect our business opportunities.

We are subject to various privacy, information security and data protection laws, including requirements concerning security breach notification, and we could be negatively impacted by them. For example, in the United States, certain of our businesses are subject to the GLBA and implementing regulations and guidance. Among other things, the GLBA: (i) imposes certain limitations on the ability of financial institutions to share consumers' nonpublic personal information with nonaffiliated third parties, (ii) requires that financial institutions provide certain disclosures to consumers about their information collection, sharing and security practices and affords customers the right to "opt out" of the institution's disclosure of their personal financial information to nonaffiliated third parties (with certain exceptions) and (iii) requires financial institutions to develop, implement and maintain a written comprehensive information security program containing safeguards that are appropriate to the financial institution's size and complexity, the nature and scope of the financial institution's activities, and the sensitivity of customer information processed by the financial institution as well as plans for responding to data security breaches.

Moreover, various United States federal banking regulatory agencies, states and foreign jurisdictions have enacted data security breach notification requirements with varying levels of individual, consumer, regulatory and/or law enforcement notification in certain circumstances in the event of a security breach. Many of these requirements also apply broadly to our partners that accept our cards. In many countries that have yet to impose data security breach notification requirements, regulators have increasingly used the threat of significant sanctions and penalties by data protection authorities to encourage voluntary notification and discourage data security breaches.

Furthermore, legislators and/or regulators in the United States and other countries in which we operate are increasingly adopting or revising privacy, information security and data protection laws that potentially could have a significant impact on our current and planned privacy, data protection and information security-related practices; our collection, use, sharing, retention and safeguarding of consumer and/or employee information; and some of our current or planned business activities. This could also increase our costs of compliance and business operations and could reduce income from certain business initiatives. In the United States, this includes increased privacy-related enforcement activity at the federal level, by the Federal Trade Commission, as well as at the state level, such as with regard to mobile applications, and state legislation such as the CCPA, which could increase our costs. In the European Union, this includes the General Data Protection Regulation. See "*Regulation—Regulation Relating to Our Business—Privacy.*"

Compliance with current or future privacy, data protection and information security laws (including those regarding security breach notification and consumer privacy) affecting customer and/or employee data to which we are subject could result in higher compliance and technology costs and could restrict our ability to provide certain products and services (such as products or services that involve us sharing information with third parties or storing sensitive credit card information), which could materially and adversely affect our profitability. Our failure to comply with privacy, data protection and information security laws could result in potentially significant regulatory investigations and government actions, litigation, fines or sanctions, consumer or partner actions and damage to our reputation and our brand, all of which could have a material adverse effect on our business and results of operations.

Our use of third-party vendors and our other ongoing third-party business relationships are subject to increasing regulatory requirements and attention.

We regularly use third-party vendors and subcontractors as part of our business. We also have substantial ongoing business relationships with our partners and other third parties. These types of third-party relationships are subject to increasingly demanding regulatory requirements and attention by our federal bank regulators (the Federal Reserve Board, the OCC and the FDIC) and our consumer financial services regulator (the CFPB). Regulatory guidance requires us to enhance our due diligence, ongoing monitoring and control over our third-party vendors and subcontractors and other ongoing third-party business relationships, including with our partners. In certain cases, we may be required to renegotiate our agreements with these vendors and/or their subcontractors to meet these enhanced requirements, which could increase our costs. These regulatory expectations may change, and may potentially become more rigorous in certain ways. We expect that our regulators will hold us responsible for deficiencies in our oversight and control of our third-party relationships and in the performance of the parties with which we have these relationships. As a result, if our regulators conclude that we have not exercised adequate oversight and control over our third-party vendors and subcontractors or other ongoing third-party business relationships, or that such third parties have not performed appropriately, we could be subject to enforcement actions, including the imposition of civil money penalties or other administrative or judicial penalties or fines as well as requirements for customer remediation.

Failure to comply with anti-money laundering and anti-terrorism financing laws could have significant adverse consequences for us.

We maintain an enterprise-wide program designed to enable us to comply with all applicable anti-money laundering and anti-terrorism financing laws and regulations, including, but not limited to, the Bank Secrecy Act and the Patriot Act. This program includes policies, procedures, processes and other internal controls designed to identify, monitor, manage and mitigate the risk of money laundering or terrorist financing posed by our products, services, customers and geographic locale. These controls include procedures and processes to detect and report suspicious transactions, perform customer due diligence, respond to requests from law enforcement, identify and verify a legal entity customer's beneficial owner(s) at the time a new account is opened and to understand the nature and purpose of the customer relationship, and meet all recordkeeping and reporting requirements related to particular transactions involving currency or monetary instruments. Our programs and controls may not be effective to ensure our compliance with all applicable anti-money laundering and anti-terrorism financing laws and regulations, and our failure to comply could subject us to significant sanctions, fines, penalties and reputational harm, all of which could have a material adverse effect on our business, results of operations and financial condition.

CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Synchrony Financial:

Opinion on Internal Control Over Financial Reporting

We have audited Synchrony Financial and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Consolidated Statements of Financial Position of the Company as of December 31, 2024 and 2023, the related Consolidated Statements of Earnings, Comprehensive Income, Changes in Equity, and Cash Flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements), and our report dated February 7, 2025 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report on Management's Assessment of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

New York, New York
February 7, 2025

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Synchrony Financial:

Opinion on the Consolidated Financial Statements

We have audited the accompanying Consolidated Statements of Financial Position of Synchrony Financial and subsidiaries (the Company) as of December 31, 2024 and 2023, the related Consolidated Statements of Earnings, Comprehensive Income, Changes in Equity, and Cash Flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 7, 2025 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses on Loan Receivables

As discussed in Notes 2 and 5 to the consolidated financial statements, the Company's allowance for credit losses (ACL) as of December 31, 2024 was $10,929 million. The Company estimated and recognized losses on loan receivables upon origination of the loan, based on expected credit losses for the life of the loan balance as of the period end date. Expected credit loss estimates for the December 31, 2024 ACL involved modeling of loss projections attributable to existing loan balances, considering historical experience, current conditions, and future expectations for pools of loans with similar risk characteristics over the reasonable and supportable forecast period. The model considers a macroeconomic forecast, with unemployment as the primary macroeconomic variable. The Company used an enhanced migration analysis to estimate the likelihood that a loan will progress through the various stages of delinquency. After the reasonable and supportable forecast period, the Company reverted to historical loss information at the loan receivables segment level. The historical loss information was derived from a combination of recessionary and non-recessionary performance periods. In determining expected credit losses over the life of the loan balance, the Company utilized an approach which implicitly considered total expected future payments and applied appropriate allocations to reduce those payments in order to estimate losses pertaining to measurement date loan receivables. The Company also performed a qualitative assessment in addition to model estimates and applied qualitative adjustments as necessary.

We identified the assessment of the December 31, 2024 ACL as a critical audit matter. A high degree of auditor effort, including specialized skills and knowledge, and subjective and complex auditor judgment was involved in the assessment of the December 31, 2024 ACL due to significant measurement uncertainty. Specifically, the assessment encompassed the evaluation of the December 31, 2024 ACL methodologies, including the methods and models used to estimate expected credit losses. The assessment also included an evaluation of the significant assumptions to the December 31, 2024 ACL, which included: (1) the segmentation of the loan receivables population with similar risk characteristics, (2) the length of the historical experience, (3) the length of the reasonable and supportable forecast period, (4) the estimated life of the loan, (5) the reversion to historical loss information, and (6) the macroeconomic forecast. The assessment also included an evaluation of the conceptual soundness of the models. In addition, auditor judgment was required to evaluate the sufficiency of the audit evidence obtained.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's measurement of the December 31, 2024 ACL, including controls over the:

- development and approval of the December 31, 2024 ACL methodologies

- performance monitoring of the models

- identification and determination of the significant assumptions used to estimate the ACL

- monitoring of the December 31, 2024 ACL results, trends, and ratios.

We evaluated the Company's process to develop the December 31, 2024 ACL by testing certain sources of data, factors, and assumptions that the Company used, and considered the relevance and reliability of such data, factors, and assumptions. In addition, we involved credit risk professionals with specialized industry knowledge and experience, who assisted in:

- evaluating the Company's December 31, 2024 ACL methodologies for compliance with U.S. generally accepted accounting principles

- assessing the conceptual soundness of the models used by inspecting model documentation to determine whether the models are suitable for intended use

- determining whether the loan portfolio is segmented by similar risk characteristics by comparing to the Company's business environment and evaluating statistical testing performed

- evaluating the length of the historical experience period by comparing to portfolio performance and evaluating the back-testing and sensitivity testing performed

- evaluating the length of the reasonable and supportable period by comparing to model performance, including back testing results, the quantitative methodology, and industry practice

- determining whether the estimated life of the loan is appropriate based on empirical analysis performed and industry practice

- evaluating whether the length of the reversion period is appropriate based on empirical analysis

- evaluating whether the reversion method uses a systematic and rational approach

- assessing the historical loss information that is being reverted to by verifying whether the historical loss information captures a through the cycle estimate and evaluating the consistency of the empirical analysis performed based on industry data and established methodology

- assessing the macroeconomic forecast by evaluating the Company's process for evaluating future expectations of macroeconomic conditions, comparing to portfolio performance, and comparing to publicly available forecasts

- evaluating the methods and assumptions used to develop certain qualitative adjustments compared with relevant credit risk factors and consistency with credit trends.

We also assessed the sufficiency of the audit evidence obtained related to the December 31, 2024 ACL by evaluating the cumulative results of the audit procedures and potential bias in the accounting estimates.

/s/ KPMG LLP

We have served as the Company's auditor since 2013.

New York, New York
February 7, 2025

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

	Page
CONSOLIDATED FINANCIAL STATEMENTS	
Consolidated Statements of Earnings	112
Consolidated Statements of Comprehensive Income	113
Consolidated Statements of Financial Position	114
Consolidated Statements of Changes in Equity	115
Consolidated Statements of Cash Flows	116
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	
Note 1. Business Description	117
Note 2. Basis of Presentation and Summary Significant Accounting Policies	117
Note 3. Acquisitions and Dispositions	127
Note 4. Debt Securities	129
Note 5. Loan Receivables and Allowance for Credit Losses	130
Note 6. Variable Interest Entities	136
Note 7. Goodwill and Other Intangible Assets	138
Note 8. Deposits	139
Note 9. Borrowings	140
Note 10. Fair Value Measurements	141
Note 11. Regulatory and Capital Adequacy	143
Note 12. Employee Benefit Plans	144
Note 13. Earnings Per Share	145
Note 14. Equity and Other Stock Related Information	146
Note 15. Income Taxes	147
Note 16. Parent Company Financial Information	149
Note 17. Segment Reporting	151
Note 18. Legal Proceedings and Regulatory Matters	152

Synchrony Financial and subsidiaries
Consolidated Statements of Earnings

For the years ended December 31 ($ in millions, except per share data)	2024		2023		2022
Interest income:					
Interest and fees on loans (Note 5)	$	21,596	$ 19,902	$	16,881
Interest on cash and debt securities		1,049	808		265
Total interest income		22,645	20,710		17,146
Interest expense:					
Interest on deposits		3,806	2,952		1,008
Interest on borrowings of consolidated securitization entities		427	340		196
Interest on senior and subordinated unsecured notes		401	419		317
Total interest expense		4,634	3,711		1,521
Net interest income		18,011	16,999		15,625
Retailer share arrangements		(3,407)	(3,661)		(4,331)
Provision for credit losses (Note 5)		6,733	5,965		3,375
Net interest income, after retailer share arrangements and provision for credit losses		7,871	7,373		7,919
Other income:					
Interchange revenue		1,026	1,031		982
Protection product revenue		562	510		387
Loyalty programs		(1,382)	(1,370)		(1,257)
Other (Note 3)		1,315	118		268
Total other income		1,521	289		380
Other expense:					
Employee costs		1,872	1,884		1,681
Professional fees		936	842		832
Marketing and business development		524	527		487
Information processing		803	712		623
Other		704	793		714
Total other expense		4,839	4,758		4,337
Earnings before provision for income taxes		4,553	2,904		3,962
Provision for income taxes (Note 15)		1,054	666		946
Net earnings	$	3,499	$ 2,238	$	3,016
Net earnings available to common stockholders	$	3,427	$ 2,196	$	2,974
Earnings per share (Note 13)					
Basic	$	8.64	$ 5.21	$	6.19
Diluted	$	8.55	$ 5.19	$	6.15

See accompanying notes to consolidated financial statements.

Synchrony Financial and subsidiaries
Consolidated Statements of Comprehensive Income

For the years ended December 31 ($ in millions)	2024	2023	2022
Net earnings	$ 3,499	$ 2,238	$ 3,016
Other comprehensive income (loss)			
Debt securities	10	60	(97)
Currency translation adjustments	(6)	—	(12)
Employee benefit plans	5	(3)	53
Other comprehensive income (loss)	9	57	(56)
Comprehensive income	$ 3,508	$ 2,295	$ 2,960

Amounts presented net of taxes.

See accompanying notes to consolidated financial statements.

Synchrony Financial and subsidiaries
Consolidated Statements of Financial Position

At December 31 ($ in millions)		2024		2023
Assets				
Cash and equivalents	$	14,711	$	14,259
Debt securities (Note 4)		3,079		3,799
Loan receivables: (Notes 5 and 6)				
Unsecuritized loans held for investment		83,382		81,554
Restricted loans of consolidated securitization entities		21,339		21,434
Total loan receivables		104,721		102,988
Less: Allowance for credit losses		(10,929)		(10,571)
Loan receivables, net		93,792		92,417
Goodwill (Note 7)		1,274		1,018
Intangible assets, net (Note 7)		854		815
Other assets		5,753		4,915
Assets held for sale (Note 3)		—		256
Total assets	$	119,463	$	117,479
Liabilities and Equity				
Deposits: (Note 8)				
Interest-bearing deposit accounts	$	81,664	$	80,789
Non-interest-bearing deposit accounts		398		364
Total deposits		82,062		81,153
Borrowings: (Notes 6 and 9)				
Borrowings of consolidated securitization entities		7,842		7,267
Senior and subordinated unsecured notes		7,620		8,715
Total borrowings		15,462		15,982
Accrued expenses and other liabilities		5,359		6,334
Liabilities held for sale (Note 3)		—		107
Total liabilities	$	102,883	$	103,576
Equity:				
Preferred stock, par share value $0.001 per share; 1,250,000 and 750,000 shares authorized at December 31, 2024 and 2023, respectively; 1,250,000 and 750,000 shares issued and outstanding at December 31, 2024 and 2023, respectively and aggregate liquidation preference of $1,250 at December 31, 2024 and $750 at December 31, 2023	$	1,222	$	734
Common stock, par share value $0.001 per share; 4,000,000,000 shares authorized; 833,984,684 shares issued at both December 31, 2024 and 2023; 388,261,077 and 406,875,775 shares outstanding at December 31, 2024 and 2023, respectively		1		1
Additional paid-in capital		9,853		9,775
Retained earnings		21,635		18,662
Accumulated other comprehensive income (loss):				
Debt securities		(23)		(33)
Currency translation adjustments		(44)		(38)
Employee benefit plans		8		3
Treasury stock, at cost; 445,723,607 and 427,108,909 shares at December 31, 2024 and 2023, respectively		(16,072)		(15,201)
Total equity		16,580		13,903
Total liabilities and equity	$	119,463	$	117,479

See accompanying notes to consolidated financial statements.

Synchrony Financial and subsidiaries
Consolidated Statements of Changes in Equity

($ in millions, shares in thousands)	Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Equity
	Shares Issued	Amount	Shares Issued	Amount					
Balance at January 1, 2022	750	$ 734	833,985	$ 1	$ 9,669	$ 14,245	$ (69)	$ (10,925)	$13,655
Net earnings	—	—	—	—	—	3,016	—	—	3,016
Other comprehensive income	—	—	—	—	—		(56)	—	(56)
Purchases of treasury stock	—	—	—	—	—		—	(3,320)	(3,320)
Stock-based compensation	—	—	—	—	49	(69)	—	74	54
Dividends - Series A preferred stock ($56.24 per share)	—	—	—	—	—	(42)	—	—	(42)
Dividends - common stock ($0.90 per share)	—	—	—	—	—	(434)	—	—	(434)
Balance at December 31, 2022	750	$ 734	833,985	$ 1	$ 9,718	$ 16,716	$ (125)	$ (14,171)	$12,873
Cumulative effect of change in accounting principle	—	—	—	—	—	222	—	—	222
Adjusted balance, beginning of period	750	734	833,985	1	9,718	16,938	(125)	(14,171)	13,095
Net earnings	—	—	—	—	—	2,238	—	—	2,238
Other comprehensive income	—	—	—	—	—	—	57	—	57
Purchases of treasury stock	—	—	—	—	—	—	—	(1,112)	(1,112)
Stock-based compensation	—	—	—	—	57	(66)	—	82	73
Dividends - Series A preferred stock ($56.24 per share)	—	—	—	—	—	(42)	—	—	(42)
Dividends - common stock ($0.96 per share)	—	—	—	—	—	(406)	—	—	(406)
Balance at December 31, 2023	750	$ 734	833,985	$ 1	$ 9,775	$ 18,662	$ (68)	$ (15,201)	$13,903
Net earnings	—	—	—	—	—	3,499	—	—	3,499
Other comprehensive income	—	—	—	—	—	—	9	—	9
Issuance of preferred stock	500	488	—	—	—	—	—	—	488
Purchases of treasury stock	—	—	—	—	—	—	—	(1,008)	(1,008)
Stock-based compensation	—	—	—	—	78	(56)	—	137	159
Dividends - Series A preferred stock ($56.24 per share)	—	—	—	—	—	(42)	—	—	(42)
Dividends - Series B preferred stock ($60.05 per share)	—	—	—	—	—	(30)	—	—	(30)
Dividends - common stock ($1.00 per share)	—	—	—	—	—	(398)	—	—	(398)
Balance at December 31, 2024	1,250	$ 1,222	833,985	$ 1	$ 9,853	$ 21,635	$ (59)	$ (16,072)	$16,580

See accompanying notes to consolidated financial statements.

Synchrony Financial and subsidiaries
Consolidated Statements of Cash Flows

For the years ended December 31 ($ in millions)	2024	2023	2022
Cash flows - operating activities			
Net earnings	$ 3,499	$ 2,238	$ 3,016
Adjustments to reconcile net earnings to cash provided from operating activities			
Provision for credit losses	6,733	5,965	3,375
Deferred income taxes	(98)	(458)	(421)
Depreciation and amortization	481	458	419
Gain on sale of business	(1,069)	—	—
All other operating activities	507	735	574
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions			
(Increase) decrease in interest and fees receivable	33	(645)	(197)
(Increase) decrease in other assets	(117)	7	21
Increase (decrease) in accrued expenses and other liabilities	(121)	293	(93)
Cash provided from (used for) operating activities	9,848	8,593	6,694
Cash flows - investing activities			
Maturity and sales of debt securities	3,616	5,011	3,984
Purchases of debt securities	(2,811)	(3,623)	(3,866)
Acquisitions, net of cash acquired	(1,935)	—	—
Proceeds from sale of business, net of cash and restricted cash sold	491	—	—
Proceeds from sale of loan receivables	—	—	3,930
Net (increase) decrease in loan receivables, including held for sale	(7,576)	(14,900)	(13,733)
All other investing activities	(688)	(722)	(549)
Cash provided from (used for) investing activities	(8,903)	(14,234)	(10,234)
Cash flows - financing activities			
Borrowings of consolidated securitization entities			
Proceeds from issuance of securitized debt	1,694	2,294	2,720
Maturities and repayment of securitized debt	(1,125)	(1,257)	(3,784)
Senior and subordinated unsecured notes			
Proceeds from issuance of senior and subordinated unsecured notes	745	740	2,235
Maturities and repayment of senior and subordinated unsecured notes	(1,850)	—	(1,500)
Proceeds from issuance of preferred stock	488	—	—
Dividends paid on preferred stock	(72)	(42)	(42)
Net increase (decrease) in deposits	879	9,437	9,453
Purchases of treasury stock	(1,008)	(1,112)	(3,320)
Dividends paid on common stock	(398)	(406)	(434)
All other financing activities	36	(22)	(44)
Cash provided from (used for) financing activities	(611)	9,632	5,284
Increase (decrease) in cash and equivalents, including restricted and held for sale amounts	334	3,991	1,744
Cash and equivalents, including restricted amounts, at beginning of year	14,421	10,430	8,686
Cash and equivalents at end of year:			
Cash and equivalents	14,711	14,259	10,294
Restricted cash and equivalents included in other assets	44	50	136
Cash and equivalents, including restricted amounts, held for sale	—	112	—
Total cash and equivalents, including restricted and held for sale amounts, at end of year	$ 14,755	$ 14,421	$ 10,430
Supplemental disclosure of cash flow information			
Cash paid during the year for interest	$ (4,662)	$ (3,551)	$ (1,356)
Cash paid during the year for income taxes	$ (1,087)	$ (1,125)	$ (1,290)

See accompanying notes to consolidated financial statements.

NOTE 1.   BUSINESS DESCRIPTION

Synchrony Financial (the "Company") provides a range of credit products through financing programs it has established with a diverse group of national and regional retailers, local merchants, manufacturers, buying groups, industry associations and healthcare service providers. We primarily offer private label, Dual Card, co-brand and general purpose credit cards, as well as short- and long-term installment loans, and savings products insured by the Federal Deposit Insurance Corporation ("FDIC") through Synchrony Bank (the "Bank"). We conduct our operations through a single business segment. See Note 17. *Segment Reporting* for additional information.

References to the "Company," "we," "us" and "our" are to Synchrony Financial and its consolidated subsidiaries unless the context otherwise requires.

NOTE 2.   BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements were prepared in conformity with U.S. generally accepted accounting principles ("GAAP").

Preparing financial statements in conformity with U.S. GAAP requires us to make estimates based on assumptions about current, and for some estimates, future, economic and market conditions (for example, unemployment, housing, interest rates and market liquidity) which affect reported amounts and related disclosures in our consolidated financial statements. Although our current estimates contemplate current conditions and how we expect them to change in the future, as appropriate, it is reasonably possible that actual conditions could be different than anticipated in those estimates, which could materially affect our results of operations and financial position. Among other effects, such changes could result in incremental losses on loan receivables, future impairments of debt securities, goodwill and intangible assets, increases in reserves for contingencies, establishment of valuation allowances on deferred tax assets and increases in our tax liabilities.

We primarily conduct our business within the United States and substantially all of our revenues are from U.S. customers. The operating activities conducted by our non-U.S. affiliates use the local currency as their functional currency. The effects of translating the financial statements of these non-U.S. affiliates to U.S. dollars are included in equity. Asset and liability accounts are translated at period-end exchange rates, while revenues and expenses are translated at average rates for the respective periods.

Consolidated Basis of Presentation

The Company's financial statements have been prepared on a consolidated basis. Under this basis of presentation, our financial statements consolidate all of our subsidiaries – i.e., entities in which we have a controlling financial interest, most often because we hold a majority voting interest. To determine if we hold a controlling financial interest in an entity, we first evaluate if we are required to apply the variable interest entity ("VIE") model to the entity, otherwise the entity is evaluated under the voting interest model.

Variable Interest Entities

Where we hold current or potential rights that give us the power to direct the activities of a VIE that most significantly impact the VIE's economic performance ("power") combined with a variable interest that gives us the right to receive potentially significant benefits or the obligation to absorb potentially significant losses ("significant economics"), we have a controlling financial interest in, and consolidate, the VIE.

In evaluating whether we have power, we consider the purpose for which the VIE was created, the importance of each of the activities in which it is engaged and our decision-making role, if any, in those activities that significantly determine the entity's economic performance as compared to other economic interest holders.

In determining whether we have the right to receive significant economics, we evaluate all of our economic interests in the entity, regardless of form (debt, equity, management and servicing fees, and other contractual arrangements). This evaluation considers all relevant factors of the entity's design, including: the entity's capital structure, contractual rights to earnings or losses, subordination of our interests relative to those of other investors, as well as any other contractual arrangements that might exist that could have the potential to be economically significant.

The evaluation of all facts and circumstances to determine whether we have power and significant economics requires the exercise of professional judgment. Rights held by others to remove the party with power over the VIE are not considered unless one party can exercise those rights unilaterally. We consolidate certain securitization entities under the VIE model because we have both power to direct and significant economics, primarily because of Synchrony or the Bank's role as servicer. See Note 6. *Variable Interest Entities.*

New Accounting Standards

Newly Adopted Accounting Standards

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This ASU improves reportable segment disclosure requirements and requires enhanced disclosures about significant segment expenses. The Company adopted this guidance as of December 31, 2024, on a retrospective basis. See Note 17. *Segment Reporting* for additional information.

Recently Issued But Not Yet Adopted Accounting Standards

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This ASU requires disclosure of specific categories in the rate reconciliation, as well as additional qualitative information about the reconciliation, and additional disaggregated information about income taxes paid. The Company will adopt this guidance on a retrospective basis on its effective date, which for us is beginning within our December 31, 2025 Form 10-K. Management does not expect this guidance to have a material impact on the Consolidated Financial Statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40). This ASU requires disaggregated information about certain income statement line items in a tabular format in the notes to the financial statements. The Company will adopt this guidance on its effective date, which for us is beginning within our December 31, 2027 Form 10-K, and is currently determining the method of adoption, however, it is not expected to have a material impact to our Consolidated Financial Statements.

Cash and Equivalents

Debt securities, money market instruments and bank deposits with original maturities of three months or less are included in cash and equivalents unless designated as available-for-sale and classified as debt securities. Cash and equivalents at December 31, 2024 primarily included cash and due from banks of $646 million and interest-bearing deposits in other banks of $14.0 billion. Cash and equivalents at December 31, 2023 primarily included cash and due from banks of $1.4 billion and interest-bearing deposits in other banks of $12.8 billion.

Restricted Cash and Equivalents

Restricted cash and equivalents represent cash and equivalents that are not available to us due to restrictions related to its use. In addition, our securitization entities are required to fund segregated accounts that may only be used for certain purposes, including payment of interest and servicing fees and repayment of maturing debt. We include our restricted cash and equivalents in Other assets in our Consolidated Statements of Financial Position.

Investment Securities

We report investments in debt securities and equity securities with a readily determinable fair value at fair value. See Note 10. *Fair Value Measurements* for further information on fair value. Changes in fair value on debt securities, which are classified as available-for-sale, are included in other comprehensive income (loss), net of applicable taxes. Changes in fair value on equity securities are included in earnings. We regularly review investment securities for impairment using both quantitative and qualitative criteria.

For debt securities, if we do not intend to sell the security, or it is not more likely than not, that we will be required to sell the security before recovery of our amortized cost, we evaluate other qualitative criteria to determine whether we do not expect to recover the amortized cost basis of the security, such as the financial health of, and specific prospects for the issuer, including whether the issuer is in compliance with the terms and covenants of the security. We also evaluate quantitative criteria including determining whether there has been an adverse change in expected future cash flows. If we do not expect to recover the entire amortized cost basis of the security, we consider the debt security to be impaired. If the security is impaired, we determine whether the impairment is the result of a credit loss or other factors. If a credit loss exists, an allowance for credit losses is recorded, with a related charge to earnings, limited by the amount that the fair value of the security is less than its amortized cost. Given the nature of our current portfolio, we perform a qualitative assessment to determine whether any credit loss is warranted. The assessment considers factors such as adverse conditions and payment structure of the securities, history of payment, and market conditions. If we intend to sell the security or it is more likely than not we will be required to sell the debt security before recovery of its amortized cost basis, the security is also considered impaired and we recognize the entire difference between the security's amortized cost basis and its fair value in earnings.

Realized gains and losses are accounted for on the specific identification method.

Equity Method Investments

We use the equity method of accounting for investments where we have significant influence, but not control, over the operating and financial policies of the investee. Our assessment of significant influence includes factors such as our ownership interest, legal form, and representation on the board of directors. The Company generally records the initial investment at cost or fair value, as appropriate. Subsequently, we adjust each investment for our proportionate share of net income or loss in the investee. We amortize, where appropriate, differences between the Company's cost basis and underlying equity in net assets, which are reported in Other income. The Company evaluates equity method investments for other-than-temporary impairment when events or changes in circumstance indicate that the carrying amount of the investment might not be recoverable. At December 31, 2024, our equity method investments included within Other assets in our Consolidated Statement of Financial Position totaled $816 million, primarily related to our equity interest in Independence Pet Holdings, Inc. See Note 3. *Acquisitions and Disposition*s for additional information.

Loan Receivables

Loan receivables primarily consist of open-end consumer revolving credit card accounts, closed-end consumer installment loans and open-end commercial revolving credit card accounts. Loan receivables are reported at the amounts due from customers, including unpaid interest and fees, net of unamortized purchase discounts, deferred income and costs.

Loan Receivables Held for Sale

Loans purchased or originated with the intent to sell are classified as loan receivables held for sale and carried at the lower of amortized cost or fair value. Loans initially classified as held for investment are transferred to loan receivables held for sale and carried at the lower of amortized cost or fair value once a decision has been made to sell the loans. We continue to recognize interest and fees on these loans on the accrual basis. The fair value of loan receivables held for sale is determined on an aggregate homogeneous portfolio basis.

If a loan is transferred from held for investment to held for sale, any associated allowance for credit loss is reversed through earnings, and the loan is transferred to held for sale at amortized cost. The amount by which amortized cost basis exceeds fair value is accounted for as a valuation allowance. The loan is carried at the lower of amortized cost or fair value.

Acquired Loans

To determine the fair value of loans at acquisition, we estimate expected cash flows and discount those cash flows using an observable market rate of interest, when available, adjusted for factors that a market participant would consider in determining fair value. In determining fair value, expected cash flows are adjusted to include prepayment, default rate, and loss severity estimates. The difference between the fair value and the amount contractually due is recorded as a loan discount or premium at acquisition.

Loans acquired that have experienced more-than-insignificant deterioration in credit quality since origination (referred to as "purchased credit deteriorated" or "PCD" assets) are subject to specific guidance upon acquisition. An allowance for PCD assets is added to the purchase price or fair value of the acquired loans to arrive at the amortized cost basis. Subsequent to initial recognition, the accounting for the PCD asset will generally follow the Allowance for Credit Losses model described below.

Loans acquired without a more-than-insignificant credit deterioration since origination are measured under the Allowance for Credit Losses model described below.

Allowance for Credit Losses

Losses on loan receivables are estimated and recognized upon origination of the loan, based on expected credit losses for the life of the loan balance as of the period end date. Expected credit loss estimates involve modeling loss projections attributable to existing loan balances, considering historical experience, current conditions and future expectations for pools of loans with similar risk characteristics over the reasonable and supportable forecast period. The model considers a macroeconomic forecast, with unemployment as the primary macroeconomic variable considered. We also perform a qualitative assessment in addition to model estimates and apply qualitative adjustments as necessary. The reasonable and supportable forecast period is determined primarily based upon an assessment of the current economic outlook, including our ability to use available data to accurately forecast losses over time. The reasonable and supportable forecast period used in our estimate of credit losses at December 31, 2024 was 12 months, consistent with the forecast period utilized since adoption of CECL. The Company reassesses the reasonable and supportable forecast period on a quarterly basis. Beyond the reasonable and supportable forecast period, we revert to historical loss information at the loan receivables segment level over a 6-month period, gradually increasing the weight of historical losses by an equal amount each month during the reversion period, and utilize historical loss information thereafter for the remaining life of the portfolio. The historical loss information is derived from a combination of recessionary and non-recessionary performance periods, weighted by the time span of each period. Similar to the reasonable and supportable forecast period, we also reassess the reversion period and historical mean on a quarterly basis, considering any required adjustments for differences in underwriting standards, portfolio mix, and other relevant data shifts over time.

We generally segment our loan receivable population into pools of loans with similar risk characteristics at the major retailer and product level. Consistent with our other assumptions, we regularly review segmentation to determine whether the segmentation pools remain relevant as risk characteristics change.

Our loan receivables generally do not have a stated life. The life of a credit card loan receivable is dependent upon the allocation of payments received, as well as a variety of other factors, including the principal balance, promotional terms, interest charges and fees and overall consumer credit profile and usage pattern. We determine the expected credit losses for credit card loan receivables as of the measurement date by using a combination of migration analysis, and other historical analyses, which implicitly consider the payments attributable to the measurement date balance. To do so, we utilize an approach which implicitly considers total expected future payments and applies appropriate allocations to reduce those payments in order to estimate losses pertaining to measurement date loan receivables. Based on our payments analyses, we also ensure that expected future payments from an account do not exceed the measurement date balance.

We evaluate each portfolio quarterly. For credit card receivables, our estimation process includes analysis of historical data, and there is a significant amount of judgment applied in selecting inputs and analyzing the results produced by the models to determine the allowance for credit losses. We use an enhanced migration analysis to estimate the likelihood that a loan will progress through the various stages of delinquency. The enhanced migration analysis considers uncollectible principal, interest and fees reflected in the loan receivables, segmented by credit and business parameters. We use other analyses to estimate expected losses on non-delinquent accounts, which include past performance, bankruptcy activity such as filings, policy changes and loan volumes and amounts. Holistically, for assessing the portfolio credit loss content, we also evaluate portfolio risk management techniques applied to various accounts, historical behavior of different account vintages, account seasoning, economic conditions, recent trends in delinquencies, account collection management including the impact of modifications made to borrowers experiencing financial difficulties, forecasting uncertainties, expectations about the future and a qualitative assessment of the adequacy of the allowance for credit losses. Key factors that impact the accuracy of our historical loss forecast estimates include the models and methodology utilized, credit strategy and trends, and consideration of material changes in our loan portfolio such as changes in growth and portfolio mix. We regularly review our collection experience (including delinquencies and net charge-offs) in determining our allowance for credit losses. We also consider our historical loss experience to date based on actual defaulted loans and overall portfolio indicators including delinquent and non-accrual loans, trends in loan volume and lending terms, credit policies and other observable environmental factors such as unemployment and home price indices. Additionally, the estimate of expected credit losses includes expected recoveries of amounts previously charged-off and expected to be charged-off.

The underlying assumptions, estimates and assessments we use to provide for losses are updated periodically to reflect our view of current and forecasted conditions, and are subject to the regulatory examination process, which can result in changes to our assumptions. Changes in such estimates can significantly affect the allowance and provision for credit losses. It is possible that we will experience credit losses that are different from our current estimates. Charge-offs are deducted from the allowance for credit losses and are recorded in the period when we judge the principal to be uncollectible, and subsequent recoveries are added to the allowance, generally at the time cash is received on a charged-off account.

Delinquent receivables are those that are 30 days or more past due based on their contractual payments. Non-accrual loan receivables are those on which we have stopped accruing interest. We typically continue to accrue interest until the earlier of the time at which collection of an account becomes doubtful, or in the period the account becomes 180 days past due, with the exception of non-credit card accounts, for which we stop accruing interest in the period that the account becomes 90 days past due.

The same loan receivable may meet more than one of the definitions above. Accordingly, these categories are not mutually exclusive, and it is possible for a particular loan to meet the definitions of a non-accrual loan and a delinquent loan, or be modified to a borrower experiencing financial difficulty, and be included in each of these categories. The categorization of a particular loan also may not necessarily be indicative of the potential for loss.

Loan Modifications to Borrowers Experiencing Financial Difficulty

Our loss mitigation strategy is intended to minimize economic loss and, at times, can result in rate reductions, principal forgiveness, extensions or other actions, for borrowers experiencing financial difficulty. We primarily use long-term modification programs for borrowers experiencing financial difficulty as a loss mitigation strategy to improve long-term collectability of the loans. The long-term modification programs include changing the structure of the loan to a fixed payment loan with a maturity no longer than 60 months, reducing the interest rate on the loan, and stopping the assessment of penalty fees. We also make long-term loan modifications for customers who request financial assistance through external sources, such as through consumer credit counseling service agencies. Long-term loan modification programs do not normally include the forgiveness of unpaid principal, interest or fees. We may also provide certain borrowers with a short-term loan modification program (generally up to 3 months) that can include the forgiveness of a percentage of their unpaid principal balance, interest and/or fees. Effective in 2024, for borrowers that newly enroll in our short-term modification programs, we no longer charge interest and penalty fees during the term of the program and also typically waive accrued and unpaid interest and fees at the time of enrollment. We generally do not convert revolving loans to term loans, outside of loan modification programs for borrowers experiencing financial difficulties. The evaluation of whether a borrower is experiencing financial difficulty includes our consideration of all relevant facts and circumstances. See Note 5. *Loan Receivables and Allowance for Credit Losses* for additional information on our loan modifications to borrowers experiencing financial difficulty.

Data related to redefault experience is also considered in our overall reserve adequacy review. Once the loan has been modified, it only returns to current status if the borrower pays the total minimum payment due or if the loan is re-aged after three consecutive monthly program payments are received post the modification date, subject to re-aging limitations of once a year, or twice in a five-year period.

Charge-Offs

Net charge-offs consist of the unpaid principal balance of loans held for investment that we determine are uncollectible, net of recovered amounts. We exclude accrued and unpaid finance charges, fees and third-party fraud losses from charge-offs. Charged-off and recovered accrued and unpaid finance charges and fees are included in interest and fees on loans while fraud losses are included in other expense. Charge-offs are recorded as a reduction to the allowance for credit losses, and subsequent recoveries of previously charged-off amounts are credited to the allowance for credit losses. Costs incurred to recover charged-off loans are recorded as collection expense and are included in Other expense in our Consolidated Statements of Earnings.

We charge-off our loans based upon days contractually past due, which is typically 120 days for our unsecured closed-end consumer installment loans and loans secured by collateral and in the period the account becomes 180 days for our unsecured open-ended revolving loans. Unsecured consumer loans in bankruptcy are charged-off within 60 days of notification of filing by the bankruptcy court or within contractual charge-off periods, whichever occurs earlier. Credit card loans of deceased account holders are charged-off within 60 days of receipt of notification.

Goodwill and Intangible Assets

We do not amortize goodwill but test it at least annually for impairment at the reporting unit level pursuant to ASC 350, *Intangibles—Goodwill and Other*. A reporting unit is defined under GAAP as the operating segment, or one level below that operating segment (the component level) if discrete financial information is prepared and regularly reviewed by segment management. Our single operating segment comprises a single reporting unit, based on the level at which segment management regularly reviews and measures the business operating results.

When a portion of a reporting unit constitutes a business that is being disposed of, the amount of goodwill to be included in the carrying amount of the business classified as held for sale is based upon the relative fair values of the business to be disposed of and the portion of the reporting unit that will be retained.

Goodwill impairment risk is first assessed by performing a qualitative review of entity-specific, industry, market and general economic factors for our reporting unit. If potential goodwill impairment risk exists that indicates that it is more likely than not that the carrying value of our reporting unit exceeds its fair value, a quantitative test is performed. The quantitative test compares the reporting unit's estimated fair value with its carrying value, including goodwill. If the carrying value of our reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited to the amount of goodwill allocated to the reporting unit. The qualitative assessment for each period presented in the consolidated financial statements was performed without hindsight, assuming only factors and market conditions existing as of those dates, and resulted in no potential goodwill impairment risk for our reporting unit. Consequently, goodwill was not deemed to be impaired for any of the periods presented.

Definite-lived intangible assets principally consist of certain costs incurred to develop or acquire capitalized software and customer-related assets including purchased credit card relationships. Capitalized software is amortized on a straight-line basis over its estimated useful life, generally 5 years. Customer-related assets are amortized over their estimated useful lives. Defined-lived intangible assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. The evaluation compares the cash inflows expected to be generated from each intangible asset to its carrying value. If cash flows attributable to the intangible asset are less than the carrying value, the asset is considered impaired and written down to its estimated fair value.

Other Assets

Other assets primarily consist of deferred income taxes, contract costs related to our retail partner agreements and equity investments. Retail partner contract costs are recognized over the life of the contract with the retail partner and are included as a component of Marketing and business development expense in our Consolidated Statements of Earnings.

Discontinued Operations and Held for Sale

An entity is classified as held for sale in the period in which management approves and commits to a plan to sell the entity, the entity is available to be sold in its immediate condition subject to usual and customary terms, the entity is being actively marketed at a reasonable price with other actions required to complete the plan to sale initiated, the sale is generally probable to be completed within one year, and it is unlikely that there will be significant changes to the plan to sell.

The disposal of an entity should be reported in discontinued operations if the disposal represents a strategic shift that has, or will have, a major effect on the Company's operations and financial results, otherwise the results of the entity to be disposed continue to be presented within continuing operations on the Consolidated Statements of Earnings.

Assets and liabilities to be disposed of are reclassified to held for sale in our Consolidated Statements of Financial Position.

Revenue Recognition

Interest and Fees on Loans

We use the effective interest method to recognize income on loans. Interest and fees on loans is comprised largely of interest and late fees on credit card and other loans. Interest income is recognized based upon the amount of loans outstanding and their contractual interest rate. Late fees are recognized when billable to the customer. We typically continue to accrue interest and fees on credit cards until the accounts are charged-off in the period the account becomes 180 days past due. For non-credit card loans, we stop accruing interest and fees in the period when the account becomes 90 days past due. Previously recognized interest income that was accrued but not collected from the customer is reversed. Although we stop accruing interest in advance of payments, we recognize interest income as cash is collected when appropriate, provided the amount does not exceed that which would have been earned at the historical effective interest rate; otherwise, payments received are applied to reduce the principal balance of the loan. We resume accruing interest on non-credit card loans when the customer's account is less than 90 days past due and collection of such amounts is probable.

Interest income from loans disclosed as long-term modifications to borrowers experiencing financial difficulty is accounted for in the same manner as other accruing loans. Effective in 2024, for borrowers that newly enroll in our short-term modification programs, we no longer charge interest and penalty fees during the term of the program and also typically waive accrued and unpaid interest and fees at the time of enrollment.

Direct loan origination costs on credit card loans are deferred and amortized on a straight-line basis over a one-year period, or the estimated life of the loan for other loan receivables, and are included in interest and fees on loans in our Consolidated Statements of Earnings. See Note 5. *Loan Receivables and Allowance for Credit Losses* for further detail.

Other loan and customer-related fees including miscellaneous fees charged to borrowers are recognized net of waivers and charge-offs when the related transaction or service is provided, and are included in Other income in our Consolidated Statements of Earnings.

Promotional Financing

Loans originated with promotional financing may include deferred interest financing (interest accrues during a promotional period and becomes payable if the full purchase amount is not paid off during the promotional period), no interest financing (no interest accrues during a promotional period but begins to accrue thereafter on any outstanding amounts at the end of the promotional period) and reduced interest financing (interest accrues monthly at a promotional interest rate during the promotional period). For deferred interest financing, we bill interest to the borrower, retroactive to the inception of the loan, if the loan is not repaid prior to the specified date. Income is recognized on such loans when it is billable. In almost all cases, our retail partner will pay an upfront fee or reimburse us to compensate us for all or part of the costs associated with providing the promotional financing. Upfront fees are deferred and accreted to income over the promotional period. Reimbursements are estimated and accrued as income over the promotional period.

Purchased Loans

Loans acquired by purchase are recorded at fair value, which may result in the recognition of a loan premium or loan discount. For acquired loans with evidence of more-than-insignificant deterioration in credit quality since origination, the initial allowance for credit losses at acquisition is added to the purchase price to determine the initial cost basis of the loans and loan premium or loan discount. Loan premiums and loan discounts are recognized into interest income using the effective interest method over the estimated remaining life of the loans. The Company develops an allowance for credit losses for all purchased loans, which is recognized upon acquisition, similar to that of an originated financial asset. Subsequent changes to the expected credit losses for these loans follow the allowance for credit losses methodology described above under "—Allowance for Credit Losses."

Retailer Share Arrangements

Most of our program agreements with large retail and certain other partners contain retailer share arrangements that provide for payments to our partners if the economic performance of the program exceeds a contractually defined threshold. We also provide other economic benefits to our partners such as royalties on purchase volume or payments for new accounts, in some cases instead of retailer share arrangements (for example, on our co-branded credit cards). Although the share arrangements vary by partner, these arrangements are generally structured to measure the economic performance of the program, based typically on agreed upon program revenues (including interest income and certain other income) less agreed upon program expenses (including interest expense, provision for credit losses, retailer payments and operating expenses), and share portions of this amount above a negotiated threshold. These thresholds and the economic performance of a program are based on, among other things, agreed upon measures of program expenses. On a quarterly basis, we make a judgment as to whether it is probable that the performance threshold will be met under a particular retail partner's retailer share arrangement. The current period's estimated contribution to that ultimate expected payment is recorded as a liability. To the extent facts and circumstances change and the cumulative probable payment for prior months has changed, a cumulative adjustment is made to align the retailer share arrangement liability balance with the amount considered probable of being paid relating to past periods.

Other Income

Interchange and Protection Product Revenue

Other Income primarily includes interchange and protection product revenue. We earn interchange revenue at the time the cardholder transaction occurs. Protection product revenue represents fees earned from our Payment Security offering, which is a debt cancellation product. Fees are assessed and recognized during the monthly coverage period, based upon a customer's account balance.

Loyalty Programs

Our loyalty programs are designed to generate increased purchase volume per customer while reinforcing the value of our credit cards and strengthening cardholder loyalty. These programs typically provide cardholders with statement credit or cash back rewards. Other programs include rewards points, which are redeemable for a variety of products or awards, or merchandise discounts that are earned by achieving a pre-set spending level on their private label credit card, Dual Card or general purpose co-branded credit card. We establish a rewards liability based on points and merchandise discounts earned that are ultimately expected to be redeemed and the average cost per point at redemption. The rewards liability is included in Accrued expenses and other liabilities in our Consolidated Statements of Financial Position. Cash rebates are earned based on a tiered percentage of purchase volume. As points and discounts are redeemed or cash rebates and rewards are issued, the rewards liability is relieved. The estimated cost of loyalty programs is classified as a reduction to Other income in our Consolidated Statements of Earnings.

Other Expense

Fraud Losses

We experience third-party fraud losses from the unauthorized use of credit cards and when loans are obtained through fraudulent means. Fraud losses are included as a charge within Other expense in our Consolidated Statements of Earnings, net of recoveries, when such losses are probable. Loans are charged-off, as applicable, after the investigation period has completed.

Income Taxes

We recognize the current and deferred tax consequences of all transactions that have been recognized in the financial statements using the provisions of the enacted tax laws. The effects of tax adjustments and settlements from taxing authorities are presented in our consolidated financial statements in the period they occur.

Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax laws and rates that will be in effect when the differences are expected to reverse. We record valuation allowances to reduce deferred tax assets to the amount that is more likely than not to be realized. In making decisions regarding our ability to realize tax assets, we evaluate all positive and negative evidence, including projected future taxable income, taxable income in carryback periods, expected reversal of deferred tax liabilities and the implementation of available tax planning strategies.

We recognize the financial statement impact of uncertain income tax positions when we conclude that it is more likely than not, based on the technical merits of a position, that the position will be sustained upon examination. In certain situations, we establish a liability that represents the difference between a tax position taken (or expected to be taken) on an income tax return and the amount of taxes recognized in our financial statements. The liability associated with the unrecognized tax benefits is adjusted periodically when new information becomes available. We recognize accrued interest and penalties related to unrecognized tax benefits as interest expense and provision for income taxes, respectively, in our Consolidated Statements of Earnings.

Fair Value Measurements

Fair value is the price we would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets or liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1— Quoted prices for identical instruments in active markets.

Level 2— Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3— Significant inputs to the valuation are unobservable.

We maintain policies and procedures to value instruments using the best and most relevant data available. In addition, we have risk management teams that review valuations, including independent price validation for certain instruments. We use non-binding broker quotes and third-party pricing services, when available, as our primary basis for valuation when there is limited or no relevant market activity for a specific instrument or for other instruments that share similar characteristics. We have not adjusted prices that we have obtained. In the absence of such data, such measurements involve developing assumptions based on internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

The third-party brokers and third-party pricing services do not provide us access to their proprietary valuation models, inputs and assumptions. Accordingly, our risk management, treasury and/or finance personnel conduct reviews of these brokers and services, as applicable. In addition, we conduct internal reviews of pricing provided by our third-party pricing service for all investment securities on a quarterly basis to ensure reasonableness of valuations used in the consolidated financial statements. These reviews are designed to identify prices that appear stale, those that have changed significantly from prior valuations and other anomalies that may indicate that a price may not be accurate. Based on the information available, we believe that the fair values provided by the third-party brokers and pricing services are representative of prices that would be received to sell the assets at the measurement date (exit prices) and are classified appropriately in the hierarchy.

Recurring Fair Value Measurements

Our investments in debt and certain equity securities, as well as certain financial assets and liabilities for which we have elected the fair value option, are measured at fair value every reporting period on a recurring basis.

Non-Recurring Fair Value Measurements

Certain assets are measured at fair value on a non-recurring basis. These assets are not measured at fair value on an ongoing basis but are subject to fair value adjustments only in certain circumstances. Assets that are written down to fair value when impaired are not subsequently adjusted to fair value unless further impairment occurs.

Equity Securities Without Readily Determinable Fair Values

The company measures certain equity securities without readily determinable fair values using observable price changes in orderly transactions for the identical or a similar investment of the same issuer when they occur. Changes in observable price changes are recognized in Other income in our Consolidated Statements of Earnings.

Financial Assets and Financial Liabilities Carried at Other than Fair Value

The following is a description of the valuation techniques used to estimate the fair values of the financial assets and liabilities carried at other than fair value.

Loan receivables, net

In estimating the fair value for our loan receivables, we use a discounted future cash flow model. We use various unobservable inputs including estimated interest and fee income, payment rates, loss rates and discount rates (which consider current market interest rate data adjusted for credit risk and other factors) to estimate the fair values of loans. When collateral dependent, loan receivables may be valued using collateral values.

Deposits

For demand deposits with no defined maturity, carrying value approximates fair value due to the liquid nature of these deposits. For fixed-maturity certificates of deposit, fair values are estimated by discounting expected future cash flows using market rates currently offered for deposits with similar remaining maturities.

Borrowings

The fair values of borrowings of consolidated securitization entities are based on valuation methodologies that utilize current market interest rate data, which are comparable to market quotes adjusted for our non-performance risk. Borrowings that are publicly traded securities are classified as level 2. Borrowings that are not publicly traded are classified as level 3.

The fair values of the senior and subordinated unsecured notes are based on secondary market trades and other observable inputs and are classified as level 2.

NOTE 3. ACQUISITIONS AND DISPOSITIONS

Ally Lending

On March 1, 2024, we acquired Ally Financial Inc.'s point-of-sale financing business ("Ally Lending") for cash consideration of $2.0 billion. This acquisition deepens our presence and reach in the home improvement and health and wellness sectors, including high-growth specialty areas such as roofing, HVAC, and windows, as well as in cosmetic, audiology, and dentistry.

The Ally Lending acquisition has been accounted for as a business combination using the acquisition method of accounting and, accordingly, assets acquired and liabilities assumed were recorded at their estimated fair value as of the acquisition date.

There were no adjustments to the fair value of assets acquired and liabilities assumed (measurement period adjustments) related to the acquisition during the three months ended December 31, 2024. During the year ended December 31, 2024, measurement period adjustments were recognized related to the acquisition as detailed in the table below.

($ in millions)	Amounts Recognized as of Acquisition Date (as previously reported as of March 31, 2024)		Measurement Period Adjustments		Amounts Recognized as of Acquisition Date (as adjusted)	
Assets acquired						
Cash	$	34	$	—	$	34
Loan receivables[a]		1,875		(198)		1,677
Intangible assets, net		23		(5)		18
Other assets		2		—		2
Total	$	1,934	$	(203)	$	1,731
Liabilities assumed						
Other liabilities		(16)		2		(14)
Total net identifiable assets acquired	$	1,918	$	(201)	$	1,717
Less: Total cash consideration paid	$	1,969	$	—	$	1,969
Goodwill	$	51	$	201	$	252

(a) Loan discounts are recognized into interest income over the estimated remaining life of the acquired loans.

The amounts above represent the estimated fair values of the respective assets acquired and liabilities assumed as of the date of acquisition. The valuation of the assets acquired and liabilities assumed is complete. The estimated fair values reflect market participant assumptions about facts and circumstances existing at the acquisition date. The measurement period adjustments reflected above did not result from events occurring subsequent to the acquisition date. The goodwill recognized related to the acquisition is tax-deductible and reflects the expected synergies and operational efficiencies arising from the transaction.

The acquisition primarily included loan receivables with an unpaid principal balance of $2.2 billion. These loan receivables are reported within Consumer installment loans in Note 5. *Loan Receivables and Allowance for Credit Losses*. To determine the fair value of loans at acquisition, we estimate expected cash flows and discount those cash flows using an observable market rate of interest, when available, adjusted for factors that a market participant would consider in determining fair value. In determining fair value, expected cash flows are adjusted to include prepayment, default rate, and loss severity estimates. The difference between the fair value and the amount contractually due is recorded as a loan discount or premium at acquisition. Including the impact of measurement period adjustments, the loan discount at the acquisition date was $469 million, which is to be amortized into interest income over the estimated remaining life of the loans, as described within Note 2. *Basis of Presentation and Summary of Significant Accounting Policies*. The interest and fees related to the acquired business are included in our Consolidated Statements of Earnings subsequent to the acquisition date and totaled $320 million for the year ended December 31, 2024. This amount includes amortization of the loan discount recognized at acquisition of $162 million. Expense activities, including those associated with the acquired business, are managed for the Company as a whole.

Loans acquired without a more-than-insignificant credit deterioration since origination are measured under the Allowance for Credit Losses model, as described within Note 2. *Basis of Presentation and Summary of Significant Accounting Policies*. The Company's best estimate of contractual cash flows not expected to be collected at the date of acquisition was $180 million, which is included within our Allowance for credit losses, and recognized through Provision for credit losses in our Consolidated Statements of Earnings for the year ended December 31, 2024.

Included in the acquisition was $64 million of PCD assets that were not immediately written off at the acquisition date and are subject to specific guidance upon acquisition. An allowance for PCD assets of $39 million was recorded at the date of acquisition. Subsequent to initial recognition, the accounting for the PCD assets will generally follow the Allowance for Credit Losses model described within Note 2. *Basis of Presentation and Summary of Significant Accounting Policies*.

Pets Best

In March 2024, we sold our wholly-owned subsidiary, Pets Best Insurance Services, LLC ("Pets Best") to Poodle Holdings, Inc. ("Buyer") for consideration comprising a combination of cash and an equity interest of less than 10% in Independence Pet Holdings, Inc., ("IPH") an affiliate of Buyer. In connection with the sale, IPH also appointed two Synchrony executives to its board of directors. The sale of Pets Best resulted in the recognition of a gain on sale of $1.1 billion or $802 million, net of tax in the three months ended March 31, 2024. The pre-tax gain amount has been recognized within the Other component of Other income in our Consolidated Statements of Earnings.

The Company's initial equity investment in IPH was recorded in Other assets on our Consolidated Statements of Financial Position and is accounted for under the equity method of accounting. The investment was recorded at its estimated fair value at the date acquired of $605 million. The estimated fair value at the acquisition date was determined using a weighted average methodology of three approaches: a market approach which includes using a multiple of projected revenues, precedent transactions and an intrinsic value analysis. The market-multiple approach was established based on a selected group of publicly traded companies. The use of selected precedent transaction multiples was calibrated to the valuation outcome using the market approach. Intrinsic value analysis determines implied multiples primarily based upon recent market studies and forecasted performance. The change in the carrying value of our equity investment in IPH subsequent to the date acquired was not material.

NOTE 4. DEBT SECURITIES

All of our debt securities are classified as available-for-sale and are held to meet our liquidity objectives or to comply with the Community Reinvestment Act ("CRA"). Our debt securities consist of the following:

($ in millions)	December 31, 2024				December 31, 2023			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
U.S. government and federal agency	$ 1,841	$ 3	$ —	$ 1,844	$ 2,264	$ 1	$ (1)	$ 2,264
State and municipal	17	—	(1)	16	10	—	—	10
Residential mortgage-backed[a]	324	—	(35)	289	392	—	(38)	354
Asset-backed[b]	919	4	(1)	922	1,167	4	(8)	1,163
Other	8	—	—	8	8	—	—	8
Total[c]	$ 3,109	$ 7	$ (37)	$ 3,079	$ 3,841	$ 5	$ (47)	$ 3,799

_____

(a) All of our residential mortgage-backed securities have been issued by government-sponsored entities and are collateralized by U.S. mortgages.
(b) Our asset-backed securities are collateralized by credit card and auto loans.
(c) At December 31, 2024 and 2023, the estimated fair value of debt securities pledged by the Bank as collateral to the Federal Reserve to secure Federal Reserve discount window advances was $551 million and $360 million, respectively.

The following table presents the estimated fair values and gross unrealized losses of our available-for-sale debt securities:

	In loss position for			
	Less than 12 months		12 months or more	
($ in millions)	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses
At December 31, 2024				
U.S. government and federal agency	$ 199	$ —	$ —	$ —
State and municipal	12	(1)	3	—
Residential mortgage-backed	5	—	279	(35)
Asset-backed	79	(1)	4	—
Other	—	—	—	—
Total[a]	$ 295	$ (2)	$ 286	$ (35)
At December 31, 2023				
U.S. government and federal agency	$ 495	$ —	$ 399	$ (1)
State and municipal	—	—	9	—
Residential mortgage-backed	1	—	346	(38)
Asset-backed	171	—	244	(8)
Other	—	—	8	—
Total[a]	$ 667	$ —	$ 1,006	$ (47)

_____

(a) Consists of 224 and 250 securities in gross unrealized loss positions as of December 31, 2024 and 2023, respectively.

We regularly review debt securities for impairment resulting from credit loss using both qualitative and quantitative criteria, as necessary based on the composition of the portfolio at period end. Based on our assessment, no material impairments from credit losses were recognized during the period.

We presently do not intend to sell our debt securities that are in an unrealized loss position and believe that it is not more likely than not that we will be required to sell these securities before recovery of our amortized cost.

Contractual Maturities of Investments in Available-for-Sale Debt Securities

At December 31, 2024 ($ in millions)	Due within 1 year		Due after 1 year through 5 years		Due after 5 years through 10 years		Due after 10 years		Total	
U.S. government and federal agency	$	1,192	$	652	$	—	$	—	$	1,844
State and municipal		—		3		3		10		16
Residential mortgage-backed		—		17		123		149		289
Asset-backed		535		387		—		—		922
Other		—		8		—		—		8
Total estimated fair value	$	1,727	$	1,067	$	126	$	159	$	3,079
Amortized cost	$	1,724	$	1,064	$	136	$	185	$	3,109
Weighted average yield[(a)]		4.7 %		4.6 %		1.8 %		2.3 %		4.4 %

_____

(a) Weighted average yield is calculated based on the amortized cost of each security. In calculating yield, no adjustment has been made with respect to any tax-exempt obligations.

All securities are presented above based upon contractual maturity date, except our asset-backed securities which are allocated based upon expected final payment date. We expect actual maturities to differ from contractual maturities because borrowers have the right to prepay certain obligations.

There were no material realized gains or losses recognized for the years ended December 31, 2024, 2023 and 2022.

Although we generally do not have the intent to sell any specific securities held at December 31, 2024, in the ordinary course of managing our debt securities portfolio, we may sell securities prior to their maturities for a variety of reasons, including diversification, credit quality, yield, liquidity requirements and funding obligations.

NOTE 5.   LOAN RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES

At December 31 ($ in millions)	2024	2023
Credit cards	$ 96,818	$ 97,043
Consumer installment loans	5,971	3,977
Commercial credit products	1,826	1,839
Other	106	129
Total loan receivables, before allowance for credit losses[(a)(b)(c)]	$ 104,721	$ 102,988

(a) Total loan receivables include $21.3 billion and $21.4 billion of restricted loans of consolidated securitization entities at December 31, 2024 and 2023, respectively. See Note 6. *Variable Interest Entities* for further information.

(b) At December 31, 2024 and 2023, loan receivables included deferred costs, net of purchase discounts and deferred income, of $(212) million and $213 million, respectively.

(c) At December 31, 2024 and 2023, $20.7 billion and $22.4 billion, respectively, of loan receivables were pledged by the Bank as collateral to the Federal Reserve to secure Federal Reserve discount window advances.

Allowance for Credit Losses[(a)(b)]

($ in millions)	Balance at January 1, 2024	Provision charged to operations[(c)]	Gross charge-offs	Recoveries	Other	Balance at December 31, 2024
Credit cards	$ 10,156	$ 6,005	$ (7,133)	$ 1,224	$ 7	$ 10,259
Consumer installment loans	279	595	(416)	45	39	542
Commercial credit products	131	135	(147)	8	—	127
Other	5	(3)	(1)	—	—	1
Total	$ 10,571	$ 6,732	$ (7,697)	$ 1,277	$ 46	$ 10,929

($ in millions)	Balance at January 1, 2023	Impact of ASU 2022-02 Adoption	Post-Adoption Balance at January 1, 2023	Provision charged to operations[(d)]	Gross charge-offs	Recoveries	Balance at December 31, 2023
Credit cards	$ 9,225	$ (294)	$ 8,931	$ 5,536	$ (5,263)	$ 952	$ 10,156
Consumer installment loans	208	1	209	259	(218)	29	279
Commercial credit products	87	(1)	86	164	(128)	9	131
Other	7	—	7	(1)	(1)	—	5
Total	$ 9,527	$ (294)	$ 9,233	$ 5,958	$ (5,610)	$ 990	$ 10,571

($ in millions)	Balance at January 1, 2022	Provision charged to operations	Gross charge-offs	Recoveries	Other	Balance at December 31, 2022
Credit cards	$ 8,512	$ 3,105	$ (3,202)	$ 810	$ —	$ 9,225
Consumer installment loans	115	173	(97)	17	—	208
Commercial credit products	59	91	(70)	7	—	87
Other	2	6	(1)	—	—	7
Total	$ 8,688	$ 3,375	$ (3,370)	$ 834	$ —	$ 9,527

(a) The allowance for credit losses at December 31, 2024, 2023 and 2022 reflects our estimate of expected credit losses for the life of the loan receivables on our Consolidated Statements of Financial Position at December 31, 2024, 2023 and 2022, which includes the consideration of current and expected macroeconomic conditions that existed at those dates.

(b) Excluded from the table above are allowance for credit losses for loan receivables acquired and immediately written off within the period presented.

(c) Provision for credit losses in the Consolidated Statements of Earnings for the year ended December 31, 2024 also includes amounts associated with off-balance sheet credit exposures recorded in Accrued expenses and other liabilities in the Consolidated Statements of Financial Position.

(d) Provision for credit losses in the Consolidated Statements of Earnings for the year ended December 31, 2023 includes $7 million associated with a forward loan portfolio purchase recorded in Accrued expenses and other liabilities in the Consolidated Statements of Financial Position.

The reasonable and supportable forecast period used in our estimate of credit losses at December 31, 2024 was 12 months, consistent with the forecast period utilized since the adoption of CECL. Beyond the reasonable and supportable forecast period, we revert to historical loss information at the loan receivables segment level over a 6-month period, gradually increasing the weight of historical losses by an equal amount each month during the reversion period, and utilize historical loss information thereafter for the remaining life of the portfolio. The reversion period and methodology remain unchanged since the adoption of CECL.

Losses on loan receivables, including those which are modified for borrowers experiencing financial difficulty, are estimated and recognized upon origination of the loan, based on expected credit losses for the life of the loan balance at December 31, 2024. Expected credit loss estimates are developed using both quantitative models and qualitative adjustments, and incorporates a macroeconomic forecast, as described within Note 2. *Basis of Presentation and Summary of Significant Accounting Policies*. Our current estimate of expected credit losses is based on the current and forecasted economic conditions at the balance sheet date, which reflects our expectations of the macroeconomic environment. There have been no significant changes in our overall expectation of future credit losses during the year ended December 31, 2024. We continued to experience a decrease in payment rates and have also experienced an increase in net charge-offs during the year ended December 31, 2024 as compared to the prior year. These conditions are reflected in our current estimate of expected credit losses. Our allowance for credit losses increased to $10.9 billion during the year ended December 31, 2024, primarily reflecting these conditions and the impact of the Ally Lending acquisition. See Note 2. *Basis of Presentation and Summary of Significant Accounting Policies* for additional information on our significant accounting policies related to our allowance for credit losses.

Delinquent and Non-accrual Loans

The following table provides information on our delinquent and non-accrual loans:

At December 31, 2024 ($ in millions)	30-89 days delinquent		90 or more days delinquent		Total past due		90 or more days delinquent and accruing		Total non-accruing	
Credit cards	$	2,229	$	2,431	$	4,660	$	2,431	$	—
Consumer installment loans		139		39		178		—		39
Commercial credit products		45		42		87		42		—
Total delinquent loans	$	2,413	$	2,512	$	4,925	$	2,473	$	39
Percentage of total loan receivables		2.3 %		2.4 %		4.7 %		2.4 %		— %

At December 31, 2023 ($ in millions)	30-89 days delinquent		90 or more days delinquent		Total past due		90 or more days delinquent and accruing		Total non-accruing	
Credit cards	$	2,375	$	2,290	$	4,665	$	2,290	$	—
Consumer installment loans		96		23		119		—		23
Commercial credit products		61		40		101		40		—
Total delinquent loans	$	2,532	$	2,353	$	4,885	$	2,330	$	23
Percentage of total loan receivables		2.5 %		2.3 %		4.7 %		2.3 %		— %

Credit Quality Indicators

Our loan receivables portfolio includes both secured and unsecured loans. Secured loan receivables are largely comprised of consumer installment loans secured by equipment. Unsecured loan receivables are largely comprised of our open-ended consumer and commercial revolving credit card loans. As part of our credit risk management activities, on an ongoing basis, we assess overall credit quality by reviewing information related to the performance of a customer's account with us, including delinquency information, as well as information from credit bureaus relating to the customer's broader credit performance. We utilize VantageScore credit scores to assist in our assessment of consumer credit quality. VantageScore credit scores are obtained at origination of the account and are refreshed, at a minimum quarterly, but could be as often as weekly, to assist in predicting customer behavior. We categorize these credit scores into the following three credit score categories: (i) 651 or higher, which are considered the strongest credits; (ii) 591 to 650, considered moderate credit risk; and (iii) 590 or less, which are considered weaker credits. There are certain customer accounts, including for our commercial credit products, for which a VantageScore credit score may not be available where we use alternative sources to assess their credit quality and predict behavior. The following table provides the most recent VantageScore credit scores, or equivalent, available for our revolving credit card and commercial credit product customers at December 31, 2024 and 2023, respectively, as a percentage of each class of loan receivable. The table below excludes 0.3% of our total loan receivables balance for our credit cards and commercial credit products at both December 31, 2024 and 2023, which represents those customer accounts for which a VantageScore credit score, or equivalent, is not available.

At December 31	2024			2023		
	651 or higher	**591 to 650**	**590 or less**	**651 or higher**	**591 to 650**	**590 or less**
Credit cards	73 %	19 %	8 %	72 %	19 %	9 %
Commercial credit products	83 %	7 %	10 %	83 %	10 %	7 %

Consumer Installment Loans

Delinquency trends are the primary credit quality indicator for our consumer installment loans, which we use to monitor credit quality and risk within the portfolio. The tables below include information on our consumer installment loans by origination year. The amounts for the current year period include information related to loan receivables associated with the Ally Lending acquisition. See Note 3. *Acquisitions and Dispositions* for additional information.

Consumer Installment Loans by Origination Year

	By origination year						
At December 31, 2024 ($ in millions)	**2024**	**2023**	**2022**	**2021**	**2020**	**Prior**	**Total**
Amortized cost basis	$ 2,581	$ 1,761	$ 1,005	$ 424	$ 166	$ 34	$ 5,971
30-89 days delinquent	$ 47	$ 44	$ 30	$ 12	$ 5	$ 1	$ 139
90 or more days delinquent	$ 13	$ 13	$ 9	$ 3	$ 1	$ —	$ 39

	By origination year						
At December 31, 2023 ($ in millions)	**2023**	**2022**	**2021**	**2020**	**2019**	**Prior**	**Total**
Amortized cost basis	$ 2,097	$ 931	$ 541	$ 312	$ 69	$ 27	$ 3,977
30-89 days delinquent	$ 44	$ 25	$ 15	$ 9	$ 2	$ 1	$ 96
90 or more days delinquent	$ 11	$ 6	$ 4	$ 2	$ —	$ —	$ 23

Gross Charge-offs for Consumer Installment Loans by Origination Year

	By origination year						
For the years ended ($ in millions)	**2024**	**2023**	**2022**	**2021**	**2020**	**Prior**	**Total**
December 31, 2024	$ 55	$ 178	$ 117	$ 46	$ 16	$ 4	$ 416
December 31, 2023	$ —	$ 65	$ 84	$ 42	$ 19	$ 8	$ 218

Loan Modifications to Borrowers Experiencing Financial Difficulty

The Company adopted ASU 2022-02 as of January 1, 2023 on a modified retrospective basis through a cumulative adjustment to retained earnings. The guidance is applicable for all loans modified to borrowers experiencing financial difficulties since January 1, 2023. See Note 2. *Basis of Presentation and Summary of Significant Accounting Policies - Allowance for Credit Losses - Loan Modifications to Borrowers Experiencing Financial Difficulty* for additional information on our significant accounting policies related to loan modifications to borrowers experiencing financial difficulty.

The following table provides information on our loan modifications made to borrowers experiencing financial difficulty during the periods presented, which do not include loans that are classified as loan receivables held for sale:

Years ended December 31	2024		2023	
($ in millions)	Amount[(a)]	% of Total Class of Loan Receivables	Amount[(a)]	% of Total Class of Loan Receivables
Long-term modifications				
Credit cards	$ 1,743	1.8 %	$ 1,573	1.6 %
Consumer installment loans	—	— %	—	— %
Commercial credit products	10	0.5 %	6	0.3 %
Short-term modifications				
Credit cards	948	1.0 %	628	0.6 %
Consumer installment loans	—	— %	—	— %
Commercial credit products	1	— %	1	— %
Total	$ 2,702	2.6 %	$ 2,208	2.1 %

_____

(a) Represents balance at enrollment date.

Financial Effects of Loan Modifications to Borrowers Experiencing Financial Difficulty

As part of our loan modifications to borrowers experiencing financial difficulty, we may provide multiple concessions to minimize our economic loss and improve long-term loan performance and collectability. For long-term modifications made in the years ended December 31, 2024 and 2023, the financial effect of these modifications reduced the weighted-average interest rates by 97% for both periods. For short-term modifications made in the years ended December 31, 2024 and 2023, unpaid balances of $316 million and $186 million, respectively, were forgiven. Additionally, effective in 2024, for borrowers that newly enroll in our short-term loan modification programs, we no longer charge interest and penalty fees during the term of the program and also typically waive accrued and unpaid interest and fees at the time of enrollment.

Performance of Loans Modified to Borrowers Experiencing Financial Difficulty

The following tables provide information on the performance of loans modified to borrowers experiencing financial difficulty which have been modified within the previous 12 months from the applicable balance sheet date and remained in a modification program at the periods presented:

							Amortized cost basis			
At December 31, 2024 ($ in millions)		Current		30-89 days delinquent		90 or more days delinquent		Total past due[a]	
Long-term modifications									
Credit cards	$	987	$	169	$	136	$	305	
Consumer installment loans		—		—		—		—	
Commercial credit products		4		1		1		2	
Short-term modifications									
Credit cards		65		37		45		82	
Consumer installment loans		—		—		—		—	
Commercial credit products		—		—		—		—	
Total delinquent modified loans	$	1,056	$	207	$	182	$	389	
Percentage of total loan receivables		1.0 %		0.2 %		0.2 %		0.4 %	

							Amortized cost basis			
At December 31, 2023 ($ in millions)		Current		30-89 days delinquent		90 or more days delinquent		Total past due[a]	
Long-term modifications									
Credit cards	$	861	$	180	$	141	$	321	
Consumer installment loans		—		—		—		—	
Commercial credit products		2		1		1		2	
Short-term modifications									
Credit cards		53		32		41		73	
Consumer installment loans		—		—		—		—	
Commercial credit products		—		—		—		—	
Total delinquent modified loans	$	916	$	213	$	183	$	396	
Percentage of total loan receivables		0.9 %		0.2 %		0.2 %		0.4 %	

_____

(a) Once a loan has been modified, it only returns to current status if the borrower pays the total minimum payment due or if the loan is re-aged after three consecutive monthly program payments are received post the modification date.

Payment Defaults

The following table presents the type, number and amount of loans to borrowers experiencing financial difficulty that enrolled in a long-term modification program within the previous 12 months from the applicable balance sheet date, and experienced a payment default and charged-off during the periods presented:

	Year ended December 31, 2024			Year ended December 31, 2023		
($ in millions, accounts in thousands)	Accounts defaulted		Loans defaulted	Accounts defaulted		Loans defaulted
Credit cards	97	$	268	96	$	233
Consumer installment loans	—		—	—		—
Commercial credit products	1		2	—		2
Total	98	$	270	96	$	235

Of the loans modified to borrowers experiencing financial difficulty that enrolled in a short-term modification program within the previous 12 months from the applicable balance sheet date, 61% and 54% had fully completed all required payments and successfully exited the program during the years ended December 31, 2024 and 2023, respectively.

Troubled Debt Restructurings

The following information on loan modifications for the year ended December 31, 2022 is presented in accordance with the applicable accounting standards in effect at that time.

For the year ended December 31, 2022, loan receivables of $996 million enrolled in a modification plan that was accounted for as a troubled debt restructuring ("TDR"), for which substantially all related to our credit card loans. For TDRs made in 2022, a total of $286 million of interest income was forgone as compared to the interest that would have been earned under the original terms of the loan, and $135 million of TDRs experienced a payment default and charged-off during the period.

Unfunded Lending Commitments

We manage the potential risk in credit commitments by limiting the total amount of credit, both by individual customer and in total, by monitoring the size and maturity of our portfolios and by applying the same credit standards for all of our credit products. Unused credit card lines available to our customers totaled approximately $433 billion and $427 billion at December 31, 2024 and 2023, respectively. While these amounts represented the total available unused credit card lines, we have not experienced and do not anticipate that all of our customers will access their entire available line at any given point in time.

Interest Income by Product

The following table provides additional information about our interest and fees on loans, including merchant discounts, from our loan receivables, including held for sale:

For the years ended December 31 ($ in millions)	2024		2023		2022
Credit cards[a]	$	20,554	$	19,341	$	16,471
Consumer installment loans		854		401		287
Commercial credit products		179		150		117
Other		9		10		6
Total[b]	$	21,596	$	19,902	$	16,881

_____

(a) Interest income on credit cards that was reversed related to accrued interest and fees receivables written off was $2.4 billion, $1.8 billion and $1.1 billion for the years ended December 31, 2024, 2023 and 2022, respectively.
(b) Deferred merchant discounts to be recognized in interest income at December 31, 2024 and December 31, 2023, were $1.8 billion and $1.9 billion, respectively, which are included in Accrued expenses and other liabilities in our Consolidated Statements of Financial Position.

NOTE 6.   VARIABLE INTEREST ENTITIES

We use VIEs to securitize loan receivables and arrange public and private asset-backed financing in the ordinary course of business through Synchrony Card Issuance Trust, as well as private asset-backed financing through Synchrony Credit Card Master Note Trust and Synchrony Sales Finance Master Trust. Investors in these entities only have recourse to the assets owned by the entity and not to our general credit. We do not have implicit support arrangements with any VIE and we did not provide non-contractual support for previously transferred loan receivables to any of these VIEs in the years ended December 31, 2024 and 2023. Our VIEs are able to accept new loan receivables and arrange new asset-backed financings, consistent with the requirements and limitations on such activities placed on the VIE by existing investors. Once an account has been designated to a VIE, the contractual arrangements we have require all existing and future loan receivables originated under such account to be transferred to the VIE. The amount of loan receivables held by our VIEs in excess of the minimum amount required under the asset-backed financing arrangements with investors may be removed by us under removal of accounts provisions. All loan receivables held by a VIE are subject to claims of third-party investors.

The loan receivables in these entities have risks and characteristics similar to our other loan receivables and were underwritten to the same standard. Accordingly, the performance of these assets has been similar to our other comparable loan receivables, and the blended performance of the pools of receivables in these entities reflects the eligibility criteria that we apply to determine which receivables are selected for transfer. Contractually, the cash flows from these loan receivables must first be used to pay third-party debt holders, as well as other expenses of the entity. Excess cash flows, if any, are available to us. The creditors of these entities have no claim on our other assets.

The table below summarizes the assets and liabilities of our consolidated securitization VIEs described above.

At December 31 ($ in millions)	2024	2023
Assets		
Loan receivables, net[a]	$ 19,439	$ 19,537
Other assets[b]	44	47
Total	$ 19,483	$ 19,584
Liabilities		
Borrowings	$ 7,842	$ 7,267
Other liabilities	27	31
Total	$ 7,869	$ 7,298

_____

(a) Includes $1.9 billion and $1.9 billion of related allowance for credit losses resulting in gross restricted loan receivables of $21.3 billion and $21.4 billion at December 31, 2024 and 2023, respectively.
(b) Includes $40 million and $45 million of segregated funds held by the VIEs at December 31, 2024 and 2023, respectively, which are classified as restricted cash and equivalents and included as a component of Other assets in our Consolidated Statements of Financial Position.

The balances presented above are net of intercompany balances and transactions that are eliminated in our consolidated financial statements.

We provide servicing for all of our consolidated VIEs. Collections are required to be placed into segregated accounts owned by each VIE in amounts that meet contractually specified minimum levels. These segregated funds are invested in cash and cash equivalents and are restricted as to their use, principally to pay maturing principal and interest on debt and the related servicing fees. Collections above these minimum levels are remitted to us on a daily basis.

Income (principally, interest and fees on loans) earned by our consolidated VIEs was $4.4 billion, $3.9 billion and $3.7 billion for the years ended December 31, 2024, 2023 and 2022, respectively. Related expenses consisted primarily of provision for credit losses of $963 million, $857 million and $365 million for the years ended December 31, 2024, 2023 and 2022, respectively, and interest expense of $427 million, $340 million and $196 million for the years ended December 31, 2024, 2023 and 2022, respectively. These amounts do not include intercompany transactions, principally fees and interest, which are eliminated in our consolidated financial statements.

Non-consolidated VIEs

As part of our community reinvestment initiatives, we invest in funds that invest in affordable housing properties and receive affordable housing tax credits for these investments. We account for these investments using the proportional amortization method, where the costs of the investment are amortized in proportion to the income tax credits and other income tax benefits received. These investments are included in Other assets within our Consolidated Statements of Financial Position totaled $776 million and $736 million at December 31, 2024 and December 31, 2023, respectively, and represents our total exposure for these entities.

For the years ended December 31, 2024, 2023 and 2022, provision for income taxes included amortization of $90 million, $71 million and $44 million, respectively, and tax credits and other tax benefits of $108 million, $90 million and $56 million, respectively, associated with investments in affordable housing properties.

Our other investments in non-consolidated VIEs totaled $274 million and $252 million at December 31, 2024 and 2023, respectively, are included in Other assets within our Consolidated Statements of Financial Position. At December 31, 2024, the Company also had investment commitments of $191 million related to these investments.

NOTE 7.   GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

($ in millions)	2024	2023
Balance at January 1	$ 1,018	$ 1,105
Change in amounts allocated to disposition of business[a]	4	(87)
Goodwill recognized upon acquisition	252	—
Balance at December 31	$ 1,274	$ 1,018

_____

(a) The change in the year ended December 31, 2024 was based upon the carrying amount of net assets of Pets Best and the final valuation of consideration received at closing.

Intangible Assets

| At December 31 ($ in millions) | 2024 | | | 2023 | | |
	Gross carrying amount	Accumulated amortization	Net	Gross carrying amount	Accumulated amortization	Net
Capitalized software	$ 2,361	$ (1,569)	$ 792	$ 2,065	$ (1,302)	$ 763
Other	$ 195	$ (133)	$ 62	$ 204	$ (152)	$ 52
Total	$ 2,556	$ (1,702)	$ 854	$ 2,269	$ (1,454)	$ 815

During the year ended December 31, 2024, we recorded additions to intangible assets of $363 million, primarily related to capitalized software expenditures, as well as intangible assets of $18 million related to the Ally Lending acquisition. See Note 3. _Acquisitions and Dispositions_ for additional information.

Amortization expense was $324 million, $294 million and $252 million for the years ended December 31, 2024, 2023 and 2022, respectively, and is included as a component of Other expense in our Consolidated Statements of Earnings.

We estimate annual amortization expense for existing intangible assets over the next five calendar years to be as follows:

($ in millions)	2025	2026	2027	2028	2029
Amortization expense	$ 295	$ 222	$ 165	$ 110	$ 47

NOTE 8.   DEPOSITS

Deposits

At December 31 ($ in millions)	2024	2023
Interest-bearing deposits:		
Money market and other demand deposits	$ 2,264	$ 1,853
Savings	28,605	26,220
Certificates of deposit		
Direct	41,055	38,546
Brokered	5,891	10,123
Brokered sweep accounts	3,849	4,047
Total interest-bearing deposits	81,664	80,789
Total non-interest-bearing deposits	398	364
Total deposits	$ 82,062	$ 81,153

Certificates of Deposit

At December 31, 2024, our certificates of deposit maturing over the next five years and thereafter were as follows:

($ in millions)	2025	2026	2027	2028	2029	Thereafter
Certificates of deposit	$ 36,740	$ 4,283	$ 3,053	$ 1,555	$ 1,168	$ 147

At December 31, 2024 and 2023, direct certificates of deposit of $11.2 billion and $10.0 billion, respectively, were of denominations at or exceeding applicable FDIC insurance limits, which are generally $250,000 per depositor for each account ownership category. These amounts include partially insured certificates of deposit. At December 31, 2024 and 2023, the portion of these direct certificates of deposit estimated to be uninsured was $3.7 billion and $3.3 billion, respectively. Brokered certificates of deposit are assumed to be individual deposit balances within applicable FDIC insurance limits.

Brokered Sweep Deposits

Our broker network deposit sweeps are procured through a program arranger who channels brokerage account deposits to us. Unless extended, the contracts associated with these broker network deposit sweeps will terminate between 2025 and 2026.

NOTE 9.   BORROWINGS

At December 31 ($ in millions)	2024				2023
	Maturity date	Interest Rate	Weighted average interest rate	Outstanding Amount[a][b]	Outstanding Amount[a][b]
Borrowings of consolidated securitization entities:					
Fixed securitized borrowings	2025 - 2027	3.37% - 5.74%	4.73 %	$ 4,917	$ 3,417
Floating securitized borrowings	2025 - 2027	5.14% - 5.53%	5.29 %	2,925	3,850
Total borrowings of consolidated securitization entities			4.94 %	7,842	7,267
Senior unsecured notes:					
Synchrony Financial senior unsecured notes:					
Fixed senior unsecured notes	2025 - 2031	2.88% - 5.15%	4.19 %	4,637	6,480
Fixed-to-floating senior unsecured notes[c]	2030	5.94%	5.94 %	745	—
Synchrony Bank senior unsecured notes:					
Fixed senior unsecured notes	2025 - 2027	5.40% - 5.63%	5.49 %	1,497	1,494
Total senior unsecured notes			4.66 %	6,879	7,974
Subordinated unsecured notes:					
Synchrony Financial subordinated unsecured notes:					
Fixed subordinated unsecured notes	2033	7.25%	7.25 %	741	741
Total senior and subordinated unsecured notes			4.91 %	7,620	8,715
Total borrowings				$ 15,462	$ 15,982

(a) Includes unamortized debt premiums, discounts and issuance costs.
(b) The Company may redeem certain borrowings prior to their original contractual maturity dates in accordance with the optional redemption provision specified in the respective instruments.
(c) $750 million principal amount issued in August 2024. Interest rate fixed through August 1, 2029; resets August 2, 2029 to floating rate based on compounded Secured Overnight Financing Rate ("SOFR") plus 213 basis points.

Debt Maturities

The following table summarizes the maturities of the principal amount of our borrowings of consolidated securitization entities and senior and subordinated unsecured notes over the next five years and thereafter:

($ in millions)	2025	2026	2027	2028	2029	Thereafter
Borrowings	$ 5,650	$ 3,250	$ 3,700	$ —	$ 650	$ 2,250

Additional Sources of Liquidity

We have undrawn committed and uncommitted capacity under certain credit facilities, primarily from private lenders under our securitization programs, subject to customary borrowing conditions, and also have access to the Federal Reserve discount window.

At December 31, 2024, we had an aggregate of $2.6 billion of undrawn capacity under our securitization financings, of which $2.1 billion was committed and $450 million was uncommitted. At December 31, 2023, we had an aggregate of $2.5 billion of undrawn capacity under our securitization financings, of which all was committed.

At December 31, 2024 and 2023. we had an aggregate of $500 million of undrawn committed capacity under our unsecured revolving credit facility with private lenders.

At December 31, 2024 and 2023, we had an aggregate of $11.5 billion and $10.4 billion, respectively, of available borrowing capacity through the Federal Reserve discount window based on the amount and type of assets pledged.

NOTE 10. FAIR VALUE MEASUREMENTS

For a description of how we estimate fair value, see Note 2. *Basis of Presentation and Summary of Significant Accounting Policies*.

The following tables present our assets and liabilities measured at fair value on a recurring basis.

Recurring Fair Value Measurements

At December 31, 2024 ($ in millions)	Level 1	Level 2	Level 3	Total[a]
Assets				
Debt securities				
U.S. government and federal agency	$ —	$ 1,844	$ —	$ 1,844
State and municipal	—	—	16	16
Residential mortgage-backed	—	289	—	289
Asset-backed	—	922	—	922
Other	—	—	8	8
Other[b]	14	—	6	20
Total	$ 14	$ 3,055	$ 30	$ 3,099
Liabilities				
Other[c]	—	—	11	11
Total	$ —	$ —	$ 11	$ 11

At December 31, 2023 ($ in millions)	Level 1	Level 2	Level 3	Total[a]
Assets				
Debt securities				
U.S. government and federal agency	$ —	$ 2,264	$ —	$ 2,264
State and municipal	—	—	10	10
Residential mortgage-backed	—	354	—	354
Asset-backed	—	1,162	—	1,162
Other	—	—	8	8
Other[b]	14	—	10	24
Total	$ 14	$ 3,780	$ 28	$ 3,822
Liabilities				
Other[c]	—	—	4	4
Total	$ —	$ —	$ 4	$ 4

(a) For the years ended December 31, 2024 and 2023, there were no fair value measurements transferred between levels.
(b) Other is primarily comprised of equity investments measured at fair value, which are included in Other assets in our Consolidated Statements of Financial Position, as well as certain financial assets for which we have elected the fair value option which are included in Loan receivables in our Consolidated Statements of Financial Position.
(c) Other includes certain financial liabilities for which we have elected the fair value option. These liabilities are included in Accrued expenses and other liabilities in our Consolidated Statements of Financial Position.

Level 3 Fair Value Measurements

Our Level 3 recurring fair value measurements primarily relate to state and municipal and corporate debt instruments, which are valued using non-binding broker quotes or other third-party sources, and financial assets and liabilities for which we have elected the fair value option. For a description of our process to evaluate third-party pricing servicers, see Note 2. *Basis of Presentation and Summary of Significant Accounting Policies*. Our state and municipal debt securities are classified as available-for-sale with changes in fair value included in Accumulated other comprehensive income.

The changes in our Level 3 assets and liabilities that are measured on a recurring basis for the years ended December 31, 2024 and 2023 were not material.

Financial Assets and Financial Liabilities Carried at Other Than Fair Value

At December 31, 2024 ($ in millions)	Carrying value	Corresponding fair value amount			
		Total	Level 1	Level 2	Level 3
Financial Assets					
Financial assets for which carrying values equal or approximate fair value:					
Cash and equivalents[(a)]	$ 14,711	$ 14,711	$ 14,711	$ —	$ —
Other assets[(a)(b)]	$ 44	$ 44	$ 44	$ —	$ —
Financial assets carried at other than fair value:					
Loan receivables, net[(c)]	$ 93,785	$ 106,632	$ —	$ —	$ 106,632
Financial Liabilities[(d)]					
Financial liabilities carried at other than fair value:					
Deposits[(e)]	$ 82,062	$ 82,256	$ —	$ 82,256	$ —
Borrowings of consolidated securitization entities	$ 7,842	$ 7,871	$ —	$ 4,950	$ 2,921
Senior and subordinated unsecured notes	$ 7,620	$ 7,502	$ —	$ 7,502	$ —

At December 31, 2023 ($ in millions)	Carrying value	Corresponding fair value amount			
		Total	Level 1	Level 2	Level 3
Financial Assets					
Financial assets for which carrying values equal or approximate fair value:					
Cash and equivalents[(a)]	$ 14,259	$ 14,259	$ 14,259	$ —	$ —
Other assets[(a)(b)]	$ 50	$ 50	$ 50	$ —	$ —
Assets held for sale[(f)]	$ 112	$ 112	$ 112	$ —	$ —
Financial assets carried at other than fair value:					
Loan receivables, net[(c)]	$ 92,407	$ 104,761	$ —	$ —	$ 104,761
Financial Liabilities[(d)]					
Financial liabilities carried at other than fair value:					
Deposits[(e)]	$ 81,153	$ 80,935	$ —	$ 80,935	$ —
Borrowings of consolidated securitization entities	$ 7,267	$ 7,250	$ —	$ 3,411	$ 3,839
Senior and subordinated unsecured notes	$ 8,715	$ 8,423	$ —	$ 8,423	$ —

(a) For cash and equivalents and restricted cash and equivalents, carrying value approximates fair value due to the liquid nature and short maturity of these instruments.
(b) This balance relates to restricted cash and equivalents, which is included in Other assets. Excludes accrued interest receivables of $25 million and $14 million at December 31, 2024 and 2023, respectively, for which carrying value approximates fair value.
(c) Excludes financial assets for which we have elected the fair value option. Under certain retail partner program agreements, the expected sales proceeds in the event of a sale of their credit card portfolio may be limited to the amounts owed by our customers, which may be less than the fair value indicated above.
(d) Excludes accrued interest payable of $339 million and $397 million, included in Accrued expenses and other liabilities, in our Consolidated Statements of Financial Position at December 31, 2024 and 2023, respectively, for which carrying values approximate fair value.
(e) Includes demand deposits with no defined maturity.
(f) Includes $19 million of cash and equivalents and $93 million of restricted cash and equivalents.

Equity Securities Without Readily Determinable Fair Values

At or for the year ended December 31 ($ in millions)	2024	2023
Carrying Value	$ 270	$ 270
Upward adjustments[a]	—	17
Downward adjustments[a]	(7)	(6)

_____

(a) Between January 1, 2018 and December 31, 2024, cumulative upward and downward carrying value adjustments were $205 million and $(21) million, respectively.

NOTE 11. REGULATORY AND CAPITAL ADEQUACY

As a savings and loan holding company and a financial holding company, we are subject to regulation, supervision and examination by the Federal Reserve Board and subject to the capital requirements as prescribed by Basel III capital rules and the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Bank is a federally chartered savings association. As such, the Bank is subject to regulation, supervision and examination by the Office of the Comptroller of the Currency of the U.S. Treasury (the "OCC"), which is its primary regulator, and by the Consumer Financial Protection Bureau ("CFPB"). In addition, the Bank, as an insured depository institution, is supervised by the FDIC.

Failure to meet minimum capital requirements can initiate certain mandatory and, possibly, additional discretionary actions by regulators that, if undertaken, could limit our business activities and have a material adverse effect on our consolidated financial statements. Under capital adequacy guidelines, we must meet specific capital guidelines that involve quantitative measures of our assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require us and the Bank to maintain minimum amounts and ratios (set forth in the tables below) of Total, Tier 1 and common equity Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to average assets (as defined).

For Synchrony Financial to be a well-capitalized savings and loan holding company, the Bank must be well-capitalized and Synchrony Financial must not be subject to any written agreement, order, capital directive, or prompt corrective action directive issued by the Federal Reserve Board to meet and maintain a specific capital level for any capital measure.

The Company elected to adopt the option provided by the interim final rule issued by joint federal bank regulatory agencies, which largely delayed the effects of CECL on its regulatory capital. The effects were phased-in over a three-year period through 2024 and will be fully phased-in beginning in the first quarter of 2025. Under the interim final rule, the amount of adjustments to regulatory capital deferred until the phase-in period included both the initial impact of our adoption of CECL at January 1, 2020 and 25% of subsequent changes in our allowance for credit losses during the two-year period ended December 31, 2021, collectively the "CECL regulatory capital transition adjustment". At December 31, 2024 only 25% of the CECL regulatory capital transition adjustment is deferred in our regulatory capital amounts and ratios, as compared to 50% at December 31, 2023.

At December 31, 2024 and 2023, Synchrony Financial met all applicable requirements to be deemed well-capitalized pursuant to Federal Reserve Board regulations. At December 31, 2024 and 2023, the Bank also met all applicable requirements to be deemed well-capitalized pursuant to OCC regulations and for purposes of the Federal Deposit Insurance Act. There are no conditions or events subsequent to December 31, 2024 that management believes have changed the Company's or the Bank's capital category.

The actual capital amounts, ratios and the applicable required minimums of the Company and the Bank are as follows:

Synchrony Financial

At December 31, 2024 ($ in millions)	Actual		Minimum for capital adequacy purposes	
	Amount	Ratio[a]	Amount	Ratio[b]
Total risk-based capital	$ 17,407	16.5 %	$ 8,433	8.0 %
Tier 1 risk-based capital	$ 15,239	14.5 %	$ 6,325	6.0 %
Tier 1 leverage	$ 15,239	12.9 %	$ 4,717	4.0 %
Common equity Tier 1 capital	$ 14,017	13.3 %	$ 4,744	4.5 %

At December 31, 2023 ($ in millions)	Actual		Minimum for capital adequacy purposes	
	Amount	Ratio[a]	Amount	Ratio[b]
Total risk-based capital	$ 15,464	14.9 %	$ 8,277	8.0 %
Tier 1 risk-based capital	$ 13,334	12.9 %	$ 6,208	6.0 %
Tier 1 leverage	$ 13,334	11.7 %	$ 4,563	4.0 %
Common equity Tier 1 capital	$ 12,600	12.2 %	$ 4,656	4.5 %

Synchrony Bank

At December 31, 2024 ($ in millions)	Actual		Minimum for capital adequacy purposes		Minimum to be well-capitalized under prompt corrective action provisions	
	Amount	Ratio[a]	Amount	Ratio[b]	Amount	Ratio
Total risk-based capital	$ 15,916	15.8 %	$ 8,037	8.0 %	$ 10,046	10.0 %
Tier 1 risk-based capital	$ 13,805	13.7 %	$ 6,027	6.0 %	$ 8,037	8.0 %
Tier 1 leverage	$ 13,805	12.4 %	$ 4,466	4.0 %	$ 5,582	5.0 %
Common equity Tier 1 capital	$ 13,805	13.7 %	$ 4,521	4.5 %	$ 6,530	6.5 %

At December 31, 2023 ($ in millions)	Actual		Minimum for capital adequacy purposes		Minimum to be well-capitalized under prompt corrective action provisions	
	Amount	Ratio[a]	Amount	Ratio[b]	Amount	Ratio
Total risk-based capital	$ 14,943	15.3 %	$ 7,822	8.0 %	$ 9,778	10.0 %
Tier 1 risk-based capital	$ 12,880	13.2 %	$ 5,867	6.0 %	$ 7,822	8.0 %
Tier 1 leverage	$ 12,880	12.0 %	$ 4,302	4.0 %	$ 5,377	5.0 %
Common equity Tier 1 capital	$ 12,880	13.2 %	$ 4,400	4.5 %	$ 6,356	6.5 %

(a) Capital ratios are calculated based on the Basel III Standardized Approach rules. Capital amounts and ratios at December 31, 2024 in the above tables reflect the applicable CECL regulatory capital transition adjustment.
(b) At December 31, 2024 and 2023, Synchrony Financial and the Bank also must maintain a capital conservation buffer of common equity Tier 1 capital in excess of minimum risk-based capital ratios by at least 2.5 percentage points to avoid limits on capital distributions and certain discretionary bonus payments to executive officers and similar employees.

The Bank may pay dividends on its stock, with consent or non-objection from the OCC and the Federal Reserve Board, among other things, if its regulatory capital would not thereby be reduced below the applicable regulatory capital requirements.

NOTE 12. EMPLOYEE BENEFIT PLANS

The following summarizes information related to the Synchrony benefit plans and our remaining obligations to General Electric Company and its subsidiaries ("GE") related to certain of their plans.

Savings Plan

Our U.S. employees are eligible to participate in a qualified defined contribution savings plan that allows them to contribute a portion of their pay to the plan on a pre-tax basis. We make employer contributions to the plan equal to 3% of eligible compensation and make matching contributions of up to 4% of eligible compensation. We also provide certain additional contributions to the plan for employees who were participants in GE's pension plan at the time of Synchrony's separation from GE in November 2015 (the "Separation"). The expenses incurred associated with this plan were $93 million, $88 million and $80 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Health and Welfare Benefits

We provide health and welfare benefits to our employees, including health, dental, prescription drug and vision for which we are self-insured. The expenses incurred associated with these benefits were $139 million, $134 million and $114 million for the years ended December 31, 2024, 2023 and 2022, respectively.

GE Benefit Plans and Reimbursement Obligations

Prior to the Separation, our employees participated in various GE retirement and retiree health and life insurance benefit plans. Certain of these retirement benefits vested as a result of the Separation. Under the terms of the Employee Matters Agreement between us and GE, GE will continue to pay for these benefits and we are obligated to reimburse them. The principal retirement benefits subject to this arrangement are fixed, life-time annuity payments. The estimated liability for our reimbursement obligations to GE for retiree benefits was $165 million and $171 million at December 31, 2024 and 2023, respectively, and is included in Accrued expenses and other liabilities in our Consolidated Statements of Financial Position.

NOTE 13. EARNINGS PER SHARE

Basic earnings per share is computed by dividing earnings available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per common share reflects the assumed conversion of all dilutive securities, which are calculated using the treasury stock method.

The following table presents the calculation of basic and diluted earnings per common share:

	Years ended December 31,		
($ in millions, except per share data)	2024	2023	2022
Net earnings	$ 3,499	$ 2,238	$ 3,016
Preferred stock dividends	(72)	(42)	(42)
Net earnings available to common stockholders	$ 3,427	$ 2,196	$ 2,974
Weighted average common shares outstanding, basic	396.5	421.2	480.4
Effect of dilutive securities	4.1	2.3	3.0
Weighted average common shares outstanding, dilutive	400.6	423.5	483.4
Earnings per basic common share	$ 8.64	$ 5.21	$ 6.19
Earnings per diluted common share	$ 8.55	$ 5.19	$ 6.15

We have issued certain stock-based awards under the Synchrony Financial 2014 and 2024 Long-Term Incentive Plans. A total of less than 1 million, 4 million and 3 million shares for the years ended December 31, 2024, 2023 and 2022, respectively, related to these awards, were considered anti-dilutive and therefore were excluded from the computation of diluted earnings per common share.

NOTE 14. EQUITY AND OTHER STOCK RELATED INFORMATION

Preferred Stock

The following table summarizes the Company's preferred stock issued and outstanding at December 31, 2024 and 2023.

Series	Issuance Date	Redeemable by Issuer Beginning	Per Annum Dividend Rate	Liquidation Preference per Share	Total Shares Outstanding	December 31, 2024		December 31, 2023
($ in millions, except per share data)								
Series A[a]	November 14, 2019	November 15, 2024	5.625%	$1,000	750,000	$ 734	$	734
Series B[a]	February 23, 2024	May 15, 2029	8.25%[b]	$1,000	500,000	$ 488	$	—
						$ 1,222	$	734

(a) Issued as depositary shares, each representing a 1/40th interest in a share of the corresponding series of non-cumulative perpetual preferred stock. Dividends are payable quarterly on February 15, May 15, August 15 and November 15 at a fixed rate, in each case when, as and if declared by the Board of Directors.
(b) Through May 14, 2029; resets May 15, 2029 and each date falling on the fifth anniversary at 5-Year Treasury Rate plus 4.044%.

Dividends and Share Repurchases

During the years ended December 31, 2024, 2023 and 2022, we declared and paid common stock dividends of $1.00, $0.96 and $0.90 per share of common stock, or $398 million, $406 million and $434 million, respectively. We also declared and paid dividends on our Series A 5.625% fixed rate non-cumulative perpetual preferred stock and our Series B 8.250% fixed rate reset non-cumulative perpetual preferred stock totaling $72 million, $42 million and $42 million, for each of the years ended December 31, 2024, 2023 and 2022, respectively.

During the year ended December 31, 2024, the Company repurchased an aggregate of 22.5 million shares of our common stock for $1.0 billion, which does not reflect costs and taxes associated with the purchase of shares. The cost of share repurchases, including direct and incremental costs associated with repurchasing, is recorded as a reduction of shareholder's equity. In April 2024, we announced that the Board of Directors approved an incremental share repurchase program of up to $1.0 billion through June 30, 2025 (the "2024 plan") and at December 31, 2024 we had $600 million remaining under the 2024 plan. In all instances, our share repurchase programs are subject to market conditions and other factors, including legal and regulatory restrictions and required approvals, if any.

Synchrony Financial Incentive Programs

We have established the Synchrony Financial 2024 Long-Term Incentive Plan (the "2024 Incentive Plan"), along with prior incentive plans which permit us to issue stock-based, stock-denominated and other awards to officers, employees, consultants and non-employee directors providing services to the Company and our participating affiliates. Available awards under the 2024 Incentive Plan include stock options and stock appreciation rights, restricted stock and restricted stock units ("RSUs"), performance share units ("PSUs") and other awards valued in whole or in part by reference to, or otherwise based on, our common stock (other stock-based awards), and dividend equivalents. Each RSU is convertible into one share of Synchrony Financial common stock. A total of 26.9 million shares of our common stock (including authorized and unissued shares) are available for granting awards under the 2024 Incentive Plan.

Our grants generally vest over a three-year term on either an annual pro rata proportional basis, starting with the first anniversary of the award date, or at the end of the term of the award on a cliff basis, provided that the employee has remained continuously employed by the Company through such vesting date.

For PSUs, the number of shares of common stock that will ultimately be awarded is contingent upon meeting certain pre-defined financial goals over a designated three-year performance period, and can range from 0% to 150% of the number of PSUs awarded. In addition, the final number of shares of common stock to be awarded is also subject to a Total Shareholder Return ("TSR") modifier of +/-20% based on our TSR performance relative to peers over the designated three-year performance period.

Compensation expense related to equity awards is recorded as a component of Employee costs in our Consolidated Statements of Earnings, with a corresponding adjustment to equity, net of tax, included within our Consolidated Statements of Equity. At December 31, 2024, there were 1.9 million stock options issued and outstanding and 7.0 million unvested other stock-based awards, comprising 4.4 million RSUs and 2.6 million PSUs. The total unrecognized compensation cost related to these awards at December 31, 2024 was $144 million, which is expected to be amortized over a weighted average period of 1.9 years.

NOTE 15.   INCOME TAXES

Earnings before Provision for Income Taxes

For the years ended December 31 ($ in millions)	**2024**	**2023**	**2022**
U.S.	$ 4,519	$ 2,873	$ 3,947
Non-U.S.	34	31	15
Earnings before provision for income taxes	$ 4,553	$ 2,904	$ 3,962

Provision for Income Taxes

For the years ended December 31 ($ in millions)	**2024**	**2023**	**2022**
Current provision for income taxes			
U.S. Federal	$ 990	$ 943	$ 1,145
U.S. state and local	155	171	217
Non-U.S.	7	10	5
Total current provision for income taxes	1,152	1,124	1,367
Deferred provision (benefit) for income taxes			
U.S. Federal	(80)	(384)	(352)
U.S. state and local	(17)	(73)	(71)
Non-U.S.	(1)	(1)	2
Deferred provision (benefit) for income taxes	(98)	(458)	(421)
Total provision for income taxes	$ 1,054	$ 666	$ 946

Reconciliation of Our Effective Tax Rate to the U.S. Federal Statutory Income Tax Rate

For the years ended December 31	**2024**	**2023**	**2022**
U.S. federal statutory income tax rate	21.0 %	21.0 %	21.0 %
U.S. state and local income taxes, net of federal benefit	2.4	3.5	3.6
All other, net	(0.3)	(1.6)	(0.7)
Effective tax rate	23.1 %	22.9 %	23.9 %

Significant Components of Our Net Deferred Income Taxes

At December 31 ($ in millions)		2024		2023
Assets				
Allowance for credit losses	$	2,718	$	2,626
Compensation and employee benefits		133		149
Other assets		216		166
Total deferred income tax assets before valuation allowance		3,067		2,941
Valuation allowance		(20)		(18)
Total deferred income tax assets	$	3,047	$	2,923
Liabilities				
Original issue discount	$	(262)	$	(365)
Goodwill and identifiable intangibles		(197)		(198)
Investment securities[(a)]		(193)		(57)
Other liabilities[(a)]		(105)		(108)
Total deferred income tax liabilities		(757)		(728)
Net deferred income tax assets	$	2,290	$	2,195

_____

(a) Prior period amounts in the table above are presented to conform with current year presentation.

Unrecognized Tax Benefits

Reconciliation of Unrecognized Tax Benefits

($ in millions)		2024		2023
Balance at January 1	$	230	$	267
Additions:				
Tax positions of the current year		39		40
Tax positions of prior years		—		2
Reductions:				
Prior year tax positions		(20)		(47)
Settlements with tax authorities		(7)		(1)
Expiration of the statute of limitation		(35)		(31)
Balance at December 31	$	207	$	230
Portion of balance that, if recognized, would impact the effective income tax rate	$	163	$	182

The amount of unrecognized tax benefits that is reasonably possible to be resolved in the next twelve months is expected to be $36 million, of which, $28 million, if recognized, would reduce the Company's tax expense and effective tax rate.

The Company continued to participate voluntarily in the IRS Compliance Assurance Process ("CAP") program for the 2024 tax year. We expect that the IRS review of our 2024 return will be substantially completed prior to its filing in 2025. During the current year, the IRS completed its examination of our 2023 tax year, which was our only other year subject to current IRS audit. Additionally, we are under examination in various states going back to 2014.

We believe that there are no issues or claims that are likely to significantly impact our results of operations, financial position or cash flows. We further believe that we have made adequate provision for all income tax uncertainties that could result from such examinations.

Interest expense and penalties related to income tax liabilities recognized in our Consolidated Statements of Earnings were not material for all periods presented.

NOTE 16.   PARENT COMPANY FINANCIAL INFORMATION

The following tables present parent company financial statements for Synchrony Financial. At December 31, 2024, restricted net assets of our subsidiaries were $14.2 billion.

Condensed Statements of Earnings

For the years ended December 31 ($ in millions)	2024	2023	2022
Interest income:			
Interest income from subsidiaries	$ 365	$ 355	$ 134
Interest on cash and debt securities	41	34	8
Total interest income	406	389	142
Interest expense:			
Interest on senior and subordinated unsecured notes	319	335	279
Total interest expense	319	335	279
Net interest income (expense)	87	54	(137)
Dividends from bank subsidiaries	600	1,450	3,150
Dividends from nonbank subsidiaries	147	102	290
Other income	1,214	135	122
Other expense	236	202	177
Earnings before expense/(benefit) from income taxes	1,812	1,539	3,248
Expense/(benefit) from income taxes	259	(16)	(46)
Equity in undistributed net earnings (loss) of subsidiaries	1,946	683	(278)
Net earnings	$ 3,499	$ 2,238	$ 3,016
Comprehensive income	$ 3,508	$ 2,295	$ 2,960

Condensed Statements of Financial Position

At December 31 ($ in millions)	2024	2023
Assets		
Cash and equivalents	$ 2,680	$ 3,214
Debt securities	37	49
Investments in and amounts due from subsidiaries[a]	19,938	18,285
Goodwill	30	25
Other assets	945	337
Total assets	$ 23,630	$ 21,910
Liabilities and Equity		
Amounts due to subsidiaries	$ 351	$ 316
Senior and subordinated unsecured notes	6,123	7,221
Accrued expenses and other liabilities	576	470
Total liabilities	7,050	8,007
Equity:		
Total equity	16,580	13,903
Total liabilities and equity	$ 23,630	$ 21,910

(a) Includes investments in and amounts due from bank subsidiaries of $15.7 billion and $14.0 billion at December 31, 2024 and 2023, respectively.

Condensed Statements of Cash Flows

For the years ended December 31 ($ in millions)	2024	2023	2022
Cash flows - operating activities			
Net earnings	$ 3,499	$ 2,238	$ 3,016
Adjustments to reconcile net earnings to cash provided from operating activities			
Deferred income taxes	122	9	(1)
Equity in undistributed net (earnings) loss of subsidiaries	(1,946)	(683)	278
Gain on sale of business	(1,069)	—	—
All other operating activities	169	101	28
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions			
(Increase) decrease in other assets	(16)	19	(28)
Increase (decrease) in accrued expenses and other liabilities	(15)	21	(4)
Cash provided from (used for) operating activities	744	1,705	3,289
Cash flows - investing activities			
Net (increase) decrease in investments in and amounts due from subsidiaries	95	(898)	265
Maturity and sales of debt securities	12	14	21
Proceeds from sale of business	594	—	—
All other investing activities	(5)	(45)	(6)
Cash provided from (used for) investing activities	696	(929)	280
Cash flows - financing activities			
Senior and subordinated unsecured notes			
Proceeds from issuance of senior and subordinated unsecured notes	745	740	745
Maturities and repayment of senior unsecured notes	(1,850)	—	(750)
Proceeds from issuance of preferred stock	488	—	—
Dividends paid on preferred stock	(72)	(42)	(42)
Purchases of treasury stock	(1,008)	(1,112)	(3,320)
Dividends paid on common stock	(398)	(406)	(434)
Increase (decrease) in amounts due to subsidiaries	82	(7)	14
All other financing activities	39	(22)	(41)
Cash provided from (used for) financing activities	(1,974)	(849)	(3,828)
Increase (decrease) in cash and equivalents	(534)	(73)	(259)
Cash and equivalents at beginning of year	3,214	3,287	3,546
Cash and equivalents at end of year	$ 2,680	$ 3,214	$ 3,287

NOTE 17.   SEGMENT REPORTING

We conduct our operations through a single business segment, which derives interest and fee income earned on our credit products we offer to our customers. Our credit products include private label, dual, co-brand and general purpose credit cards, as well as short- and long-term installment loans. Revenue generating activities are aligned through five sales platforms (Home & Auto, Digital, Diversified & Value, Health & Wellness and Lifestyle). Those platforms are organized by the types of partners we work with to reach our customers. Substantially all of our interest and fees on loans and long-lived assets relate to our operations within the United States.

Pursuant to FASB Accounting Standards Codification ("ASC") 280, *Segment Reporting*, operating segments represent components of an enterprise for which separate financial information is available that is regularly evaluated by the chief operating decision maker in determining how to allocate resources and in assessing performance.

The chief operating decision maker, our President and Chief Executive Officer, uses consolidated net earnings to assess the performance and profitability of our single business segment. While revenue generating activities are aligned through our five sales platforms, expense activities, including funding costs, credit losses and operating expenses, are managed for the Company as a whole. As a result, detailed profitability information for each sales platform is not used by our chief operating decision maker.

The chief operating decision maker uses consolidated net earnings to assess performance by comparing to and monitoring against budget and prior year results. This information is used to manage resources to drive business and net earnings growth, including investment in key strategic priorities, as well as determine the Company's ability to return capital to shareholders.

The following table presents segment information for the periods presented herein:

For the years ended December 31 *($ in millions)*	**2024**	**2023**	**2022**
Interest and fees on loans	$ 21,596	$ 19,902	$ 16,881
Interest on cash and debt securities	1,049	808	265
Total interest income	22,645	20,710	17,146
Total interest expense	4,634	3,711	1,521
Net interest income	18,011	16,999	15,625
Retailer share arrangements	(3,407)	(3,661)	(4,331)
Reserve build (release)	313	1,345	839
Net charge-offs	6,420	4,620	2,536
Provision for credit losses	6,733	5,965	3,375
Other income:			
Other income	452	289	260
Gain on sale of business (Note 3)	1,069	—	—
Gain on sale of loan portfolio	—	—	120
Total other income	1,521	289	380
Other expense:			
Employee costs	1,872	1,884	1,681
Professional fees	936	842	832
Marketing and business development	524	527	487
Information processing	803	712	623
Fraud-related operational losses	192	288	173
Other segment items[a]	512	505	541
Total other expense	4,839	4,758	4,337
Provision for income taxes	1,054	666	946
Net earnings	$ 3,499	$ 2,238	$ 3,016

_____

(a) Represents the total amount of other expenses included in net earnings, including postage and various other corporate overhead items such as facilities costs and telephone charges.

Our segment assets represent our total assets as presented on the Consolidated Statements of Financial Position.

NOTE 18.   LEGAL PROCEEDINGS AND REGULATORY MATTERS

In the normal course of business, from time to time, we have been named as a defendant in various legal proceedings, including arbitrations, class actions and other litigation, arising in connection with our business activities. Certain of the legal actions include claims for substantial compensatory and/or punitive damages, or claims for indeterminate amounts of damages. We are also involved, from time to time, in reviews, investigations and proceedings (both formal and informal) by governmental agencies regarding our business (collectively, "regulatory matters"), which could subject us to significant fines, penalties, obligations to change our business practices or other requirements resulting in increased expenses, diminished income and damage to our reputation. We contest liability and/or the amount of damages as appropriate in each pending matter. In accordance with applicable accounting guidance, we establish an accrued liability for legal and regulatory matters when those matters present loss contingencies which are both probable and reasonably estimable.

Legal proceedings and regulatory matters are subject to many uncertain factors that generally cannot be predicted with assurance, and we may be exposed to losses in excess of any amounts accrued.

For some matters, we are able to determine that an estimated loss, while not probable, is reasonably possible. For other matters, including those that have not yet progressed through discovery and/or where important factual information and legal issues are unresolved, we are unable to make such an estimate. We currently estimate that the reasonably possible losses for legal proceedings and regulatory matters, whether in excess of a related accrued liability or where there is no accrued liability, and for which we are able to estimate a possible loss, are immaterial. This represents management's estimate of possible loss with respect to these matters and is based on currently available information. This estimate of possible loss does not represent our potential maximum loss exposure. The legal proceedings and regulatory matters underlying the estimate will change from time to time and actual results may vary significantly from current estimates.

Our estimate of reasonably possible losses involves significant judgment, given the varying stages of the proceedings, the existence of numerous yet to be resolved issues, the breadth of the claims (often spanning multiple years), unspecified damages and/or the novelty of the legal issues presented. Based on our current knowledge, we do not believe that we are a party to any pending legal proceeding or regulatory matters that would have a material adverse effect on our consolidated financial condition or liquidity. However, in light of the uncertainties involved in such matters, the ultimate outcome of a particular matter could be material to our operating results for a particular period depending on, among other factors, the size of the loss or liability imposed and the level of our earnings for that period, and could adversely affect our business and reputation.

Evaluation of Disclosure Controls and Procedures

Under the direction of our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), and based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2024.

Changes in Internal Control Over Financial Reporting

There was no change in internal control over financial reporting that occurred during the fiscal quarter ended December 31, 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report on Management's Assessment of Internal Control Over Financial Reporting

The management of Synchrony Financial ("the Company") is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined by Exchange Act Rules 13a-15 and 15d-15. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the Company's assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company's receipts and expenditures are made only in accordance with authorizations of the Company's management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on its financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Although any system of internal control can be compromised by human error or intentional circumvention of required procedures, we believe our system provides reasonable assurance that financial transactions are recorded and reported properly, providing an adequate basis for reliable financial statements.

The Company's management has used the criteria established in Internal Control - Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") to evaluate the effectiveness of the Company's internal control over financial reporting.

The Company's management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2024 and has concluded that such internal control over financial reporting is effective. There are no material weaknesses in the Company's internal control over financial reporting that have been identified by the Company's management.

KPMG LLP, an independent registered public accounting firm, has audited the consolidated financial statements of the Company for the year ended December 31, 2024 and has also issued an audit report, which is included in "*Consolidated Financial Statements and Supplementary Data*" of this Form 10-K Report, on internal control over financial reporting as of December 31, 2024 under Auditing Standard No. 2201 of the Public Company Accounting Oversight Board ("PCAOB").

OTHER KEY INFORMATION

Properties

Our corporate headquarters are located on a site in Stamford, Connecticut that we lease from a third party.

In addition to those set forth below, we maintain offices at a few of our U.S. partner locations pursuant to servicing, lease or license agreements.

We believe our space is adequate for our current needs and that suitable additional or substitute space will be available to accommodate the foreseeable expansion of our operations.

The table below sets forth selected information on our principal facilities.

Location	Owned/Leased
Corporate Headquarters:	
Stamford, CT	Leased
Bank Headquarters:	
Draper, UT	Leased
Customer Service Centers:	
Altamonte Springs, FL	Leased
Hyderabad, India	Leased
Cebu, Philippines	Leased
Manila, Philippines	Leased
Other Support Centers:	
Alpharetta, GA	Leased
Bentonville, AR	Leased
Champaign, IL	Leased
Chicago, IL	Leased
Costa Mesa, CA	Leased
New York, NY	Leased
Washington, DC	Leased
West Chester, OH	Leased
Bangalore, India	Leased

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock trades on the New York Stock Exchange under the symbol "SYF."

The following table reflects the cash dividends we declared for the periods indicated.

($ in dollars)	Cash dividends declared	
2024		
Fourth quarter	$	0.25
Third quarter	$	0.25
Second quarter	$	0.25
First quarter	$	0.25
2023		
Fourth quarter	$	0.25
Third quarter	$	0.25
Second quarter	$	0.23
First quarter	$	0.23

Holders

At January 31, 2025, the approximate number of holders of record of common stock was 1,865.

Dividends

Dividend Policy. The declaration and payment of any future dividends to holders of our common or preferred stock or stock repurchases will be at the discretion of Synchrony's Board of Directors and will depend on many factors, including the financial condition, earnings, capital and liquidity requirements of us and the Bank, applicable regulatory restrictions, corporate law and contractual restrictions and other factors that the Board of Directors deems relevant.

As a savings and loan holding company, our ability to pay dividends to our stockholders or to repurchase our stock is subject to regulation by the Federal Reserve Board. In addition, as a holding company, we rely significantly on dividends, distributions and other payments from the Bank to fund dividends to our stockholders. The ability of the Bank to make dividends and other distributions and payments to us is subject to regulation by the OCC and the Federal Reserve Board. See "*Regulation—Risk Factors Relating to Regulation—Failure by Synchrony and the Bank to meet applicable capital adequacy and liquidity requirements could have a material adverse effect on us*" and "*— We are subject to restrictions that limit our ability to pay dividends and repurchase our common stock; the Bank is subject to restrictions that limit its ability to pay dividends to us, which could limit our ability to pay dividends, repurchase our common stock or make payments on our indebtedness*."

Performance Graph

The following graph compares the cumulative total stockholders return (rounded to the nearest whole dollar) of the Company's common stock, the S&P 500 Stock Index and the S&P 500 Financials Index for the period from December 31, 2019 through December 31, 2024. The graph assumes an initial investment of $100 on December 31, 2019. The cumulative returns for the Company's common stock and financial indices assume full reinvestment of dividends. This graph does not forecast future performance of the Company's common stock.



	December 31, 2019	December 31, 2020	December 31, 2021	December 31, 2022	December 31, 2023	December 31, 2024
Synchrony Financial	$ 100.00	$ 100.03	$ 136.43	$ 99.01	$ 118.59	$ 206.36
S&P 500	$ 100.00	$ 118.40	$ 152.39	$ 124.79	$ 157.59	$ 197.02
S&P 500 Financials	$ 100.00	$ 98.31	$ 132.75	$ 118.77	$ 133.20	$ 173.90

Issuer Purchases of Equity Securities

The table below sets forth information regarding purchases of our common stock primarily related to our share repurchase program that were made by us or on our behalf during the three months ended December 31, 2024.

($ in millions, except per share data)	Total Number of Shares Purchased[(a)]	Average Price Paid Per Share[(b)]	Total Number of Shares Purchased as Part of Publicly Announced Program[(c)]	Maximum Dollar Value of Shares That May Yet Be Purchased Under the Program[(b)]
October 1 - 31, 2024	3,967	$ 49.55	—	$ 700.0
November 1 - 30, 2024	535,273	$ 64.59	534,497	$ 665.5
December 1 - 31, 2024	965,618	$ 67.81	965,554	$ 600.0
Total	1,504,858	$ 66.66	1,500,051	$ 600.0

(a) Includes 3,967 shares, 776 shares and 64 shares withheld in October, November and December, respectively, to offset tax withholding obligations that occur upon the delivery of outstanding shares underlying performance stock awards, restricted stock awards or upon the exercise of stock options.
(b) Amounts exclude commission costs.
(c) In April 2024, the Board of Directors approved an incremental share repurchase program of up to $1.0 billion through June 2025.

Other Information

Rule 10b5-1 Trading Plans

During the three months ended December 31, 2024, certain of our directors and executive officers adopted trading plans intended to satisfy the affirmative defense conditions of Rule 10b5-1(c). Information regarding these Rule 10b5-1 trading arrangements is presented in the table below. No other directors or officers of the Company adopted modified or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each such term is defined in item 408(a) of Regulation S-K, during the three months ended December 31, 2024.

Name	Title	Action Taken (Adoption or Termination Date)	Duration[1]	Aggregate Number of Securities to be Sold[2]
Alberto Casellas	Executive Vice President & CEO, Health & Wellness	Adoption (10/23/2024)	10/23/2024 - 12/31/2025	65,739
Brian Doubles	Director; President & CEO	Adoption (11/05/2024)	11/5/2024 - 12/31/2025	148,747
Courtney Gentleman	Executive Vice President & CEO, Diversified & Value	Adoption (11/11/2024)	11/11/2024 - 12/31/2025	12,849
Curtis Howse	Executive Vice President & CEO, Home & Auto	Adoption (11/15/2024)	11/15/2024 - 12/31/2025	46,651
Carol Juel	Executive Vice President & Chief Technology and Operating Officer	Adoption (10/22/2024)	10/22/2024 - 12/31/2025	106,727
Darrell Owens	Executive Vice President & CEO, Lifestyle	Adoption (10/18/2024)	10/18/2024 - 11/14/2025	18,621
Bart Schaller	Executive Vice President & CEO, Digital	Adoption (10/21/2024)	10/21/2024 - 12/31/2025	83,729
Brian Wenzel	Executive Vice President & Chief Financial Officer	Adoption (11/12/2024)	11/12/2024 - 9/30/2025	91,172

_____

(1) Pursuant to the terms of each plan and subject to compliance with Rule 10b5-1, each plan may terminate at an earlier date under certain circumstances, including if all trades are executed or all orders related to the trades under the relevant plan expire.
(2) Rounded up to the nearest whole share, as applicable.

Insider Trading Arrangements and Policies

We have adopted an Insider Trading Policy, applicable to our directors, officers, employees and certain other persons, as well as the Company itself, that governs transactions in securities issued by the Company and we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations and applicable NYSE listing standards.

The foregoing summary of our Insider Trading Policy is not complete and is qualified in its entirety by reference to the full text of the Insider Trading Policy attached hereto as Exhibit 19.

Exhibits and Financial Statement Schedules

(a) Documents filed as part of this Form 10-K:

1. Consolidated Financial Statements

The consolidated financial statements required to be filed in this annual report on Form 10-K are listed below and appear herein on the pages indicated.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Reports of Independent Registered Public Accounting Firm (KPMG LLP, New York, New York, PCAOB ID 185)	107
Consolidated Statements of Earnings for the years ended December 31, 2024, 2023 and 2022	112
Consolidated Statements of Comprehensive Income for the years ended December 31, 2024, 2023 and 2022	113
Consolidated Statements of Financial Position at December 31, 2024 and 2023	114
Consolidated Statements of Changes in Equity for the years ended December 31, 2024, 2023 and 2022	115
Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023 and 2022	116
Notes to the Consolidated Financial Statements	117

2. Financial Statement Schedules

Separate financial statement schedules have been omitted either because they are not applicable or because the required information is included in the consolidated financial statements.

3. Exhibits

A list of the exhibits being filed or furnished with or incorporated by reference into this annual report on Form 10-K is provided below:

EXHIBIT INDEX

Exhibit Number	Description
3.1	Second Amended and Restated Certificate of Incorporation of Synchrony Financial (incorporated by reference to Exhibit 3.1 of Form 8-K filed by Synchrony Financial on June 13, 2024)
3.2	Amended and Restated Bylaws of Synchrony Financial (incorporated by reference to Exhibit 3.1 of Form 8-K filed by Synchrony Financial on November 1, 2016)
4.1	Indenture, dated as of August 11, 2014, between Synchrony Financial and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.1 of Form 8-K filed by Synchrony Financial on August 13, 2014)
4.2	First Supplemental Indenture, dated as of August 11, 2014, between Synchrony Financial and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.2 of Form 8-K filed by Synchrony Financial on August 13, 2014)
4.3	Third Supplemental Indenture, dated as of July 23, 2015, between Synchrony Financial and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.1 of Form 8-K filed by Synchrony Financial on July 23, 2015)
4.4	Sixth Supplemental Indenture, dated as of August 4, 2016, between Synchrony Financial and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.1 of Form 8-K filed by Synchrony Financial on August 4, 2016)
4.5	Seventh Supplemental Indenture, dated as of December 1, 2017, between Synchrony Financial and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.1 of Form 8-K filed by Synchrony Financial on December 1, 2017)
4.6	Eighth Supplemental Indenture, dated as of March 19, 2019, between Synchrony Financial and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.1 of Form 8-K filed by Synchrony Financial on March 19, 2019)
4.7	Ninth Supplemental Indenture, dated as of July 25, 2019, between Synchrony Financial and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.1 of Form 8-K filed by Synchrony Financial on July 25, 2019)
4.8	Tenth Supplemental Indenture, dated as of October 28, 2021, between Synchrony Financial and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.1 of Form 8-K filed by Synchrony Financial on October 28, 2021)

4.9	Eleventh Supplemental Indenture, dated as of June 13, 2022, between Synchrony Financial and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.1 of Form 8-K filed by Synchrony Financial on June 13, 2022)
4.10	Form of 4.500% Senior Notes due 2025 (incorporated by reference to Exhibit 4.2 of Form 8-K filed by Synchrony Financial on July 23, 2015)
4.11	Form of 3.700% Senior Notes due 2026 (incorporated by reference to Exhibit 4.2 of Form 8-K filed by Synchrony Financial on August 4, 2016)
4.12	Form of 3.950% Senior Notes due 2027 (incorporated by reference to Exhibit 4.2 of Form 8-K filed by Synchrony Financial on December 1, 2017)
4.13	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 of Amendment No. 5 to Form S-1 Registration Statement filed by Synchrony Financial on July 18, 2014 (No. 333-194528))
4.14	Form of 5.150% Senior Notes due 2029 (incorporated by reference to Exhibit 4.3 of Form 8-K filed by Synchrony Financial on March 19, 2019)
4.15	Form of 2.875% Senior Notes due 2031 (incorporated by reference to Exhibit 4.1 of Form 8-K filed by Synchrony Financial on October 28, 2021)
4.16	Form of 4.875% Senior Notes due 2025 (incorporated by reference to Exhibit 4.2 of Form 8-K filed by Synchrony Financial on June 13, 2022)
4.17	Certificate of Designations of 5.625% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series A, dated November 13, 2019. (incorporated by reference to Exhibit 4.1 of Form 8-K filed by Synchrony Financial on November 14, 2019)
4.18	Deposit Agreement, dated November 14, 2019, by and among the Company, Computershare Inc. and Computershare Trust Company, N.A., collectively as Depositary, and the holders from time to time of the depositary receipts described therein. (incorporated by reference to Exhibit 4.2 of Form 8-K filed by Synchrony Financial on November 14, 2019)
4.19	Form of Depositary Receipt – Series A (incorporated by reference to Exhibit 4.2 of Form 8-K filed by Synchrony Financial on November 14, 2019)
4.20	Indenture, dated as of February 2, 2023, between Synchrony Financial and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.1 of Form 8-K filed by Synchrony Financial on February 2, 2023)
4.21	First Supplemental Indenture, dated as of February 2, 2023, between Synchrony Financial and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.2 of Form 8-K filed by Synchrony Financial on February 2, 2023)
4.22	Form of 7.250% Subordinated Notes due 2033 (incorporated by reference to Exhibit 4.3 of Form 8-K filed by Synchrony Financial on February 2, 2023)
4.23	Certificate of Designations of 8.250% Fixed Rate Reset Non-Cumulative Perpetual Preferred Stock, Series B, dated February 22, 2024 (incorporated by reference to Exhibit 4.1 of Form 8-K filed by Synchrony Financial on February 23, 2024)
4.24	Deposit Agreement, dated February 23, 2024, by and among the Company, Computershare Inc. and Computershare Trust Company, N.A., collectively as Depositary, and the holders from time to time of the depositary receipts described therein ((incorporated by reference to Exhibit 4.2 of Form 8-K filed by Synchrony Financial on February 23, 2024)
4.25	Form of Depositary Receipt – Series B (incorporated by reference to Exhibit 4.2 of Form 8-K filed by Synchrony Financial on February 23, 2024)
4.26	Twelfth Supplemental Indenture, dated as of August 2, 2024, between Synchrony Financial and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.1 of Form 8-K filed by Synchrony Financial on August 2, 2024)
4.27	Form of 4.935% Fixed-to-Floating Rate Senior Notes due 2030 (incorporated by reference to Exhibit 4.1 of Form 8-K filed by Synchrony Financial on August 2, 2024)
4.28*	Description of Registrant's Securities
10.1	Master Agreement, dated as of July 30, 2014, among General Electric Capital Corporation, Synchrony Financial, and, solely for purposes of certain sections and articles set forth therein, General Electric Company (incorporated by reference to Exhibit 10.1 of Amendment No. 1 to Form S-1 Registration Statement filed by Synchrony Financial on August 1, 2014 (333-197244))
10.2	Transitional Services Agreement, dated August 5, 2014, by and among General Electric Capital Corporation, Synchrony Financial and Retail Finance International Holdings, Inc. (incorporated by reference to Exhibit 10.1 of Form 8-K filed by Synchrony Financial on August 11, 2014)
10.3	Employee Matters Agreement, dated as of August 5, 2014, by and among General Electric Company, General Electric Capital Corporation and Synchrony Financial (incorporated by reference to Exhibit 10.4 of Form 8-K filed by Synchrony Financial on August 11, 2014)
10.4	Transitional Trademark License Agreement, dated as of August 5, 2014, by and between GE Capital Registry, Inc. and Synchrony Financial (incorporated by reference to Exhibit 10.5 of Form 8-K filed by Synchrony Financial on August 11, 2014)

10.5	Intellectual Property Cross License Agreement, dated as of August 5, 2014, by and between General Electric Company and General Electric Capital Corporation, on the one hand, and Synchrony Financial, on the other hand (incorporated by reference to Exhibit 10.6 of Form 8-K filed by Synchrony Financial on August 11, 2014)
10.6+	Form of agreement for awards of Performance Share Units under Synchrony 2014 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to Quarterly Report on Form 10-Q filed by Synchrony Financial on April 28, 2016)
10.7	Master Indenture, dated as of September 25, 2003, between Synchrony Credit Card Master Note Trust (formerly known as GE Capital Credit Card Master Note Trust), as Issuer and Deutsche Bank Trust Company Americas, as Indenture Trustee (incorporated by reference to Exhibit 4.1 of Amendment No. 1 to Form S-3 Registration Statement filed by Synchrony Credit Card Master Note Trust and RFS Holding, L.L.C. on May 20, 2004 (No. 333-107495, 333-107495-01 and 333-107495-02))
10.8	Omnibus Amendment No. 1 to Securitization Documents, dated as of February 9, 2004, among RFS Holding, L.L.C., RFS Funding Trust, GE Capital Retail Bank (formerly known as Monogram Credit Card Bank of Georgia), Synchrony Credit Card Master Note Trust, Deutsche Bank Trust Company Delaware, as Trustee of RFS Funding Trust, RFS Holding, Inc. and Deutsche Bank Trust Company Americas, as Indenture Trustee (incorporated by reference to Exhibit 4.16 of Amendment No. 1 to Form S-3 Registration Statement filed by Synchrony Credit Card Master Note Trust and RFS Holding, L.L.C. on May 20, 2004 (No. 333-107495, 333-107495-01 and 333-107495-02))
10.9	Second Amendment to Master Indenture, dated as of June 17, 2004, between Synchrony Credit Card Master Note Trust and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 4.4 of the current report on Form 8-K filed by Synchrony Credit Card Master Note Trust and RFS Holding, L.L.C. on July 2, 2004)
10.10	Third Amendment to Master Indenture, dated as of August 31, 2006, between Synchrony Credit Card Master Note Trust and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 4.1 of the current report on Form 8-K filed by Synchrony Credit Card Master Note Trust and RFS Holding, L.L.C. on September 5, 2006)
10.11	Fourth Amendment to Master Indenture, dated as of June 28, 2007, between Synchrony Credit Card Master Note Trust and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 4.2 of the current report on Form 8-K filed by Synchrony Credit Card Master Note Trust and RFS Holding, L.L.C. on July 3, 2007)
10.12	Fifth Amendment to Master Indenture, dated as of May 22, 2008, between Synchrony Credit Card Master Note Trust and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 4.1 of the current report on Form 8-K filed by Synchrony Credit Card Master Note Trust and RFS Holding, L.L.C. on May 28, 2008)
10.13	Sixth Amendment to Master Indenture, dated as of August 7, 2009, between Synchrony Credit Card Master Note Trust and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 4.1 of the current report on Form 8-K filed by Synchrony Credit Card Master Note Trust and RFS Holding, L.L.C. on August 7, 2009)
10.14	Seventh Amendment to Master Indenture, dated as of January 21, 2014, between Synchrony Credit Card Master Note Trust and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 4.1 of the current report on Form 8-K filed by Synchrony Credit Card Master Note Trust and RFS Holding, L.L.C. on January 21, 2014)
10.15	Eighth Amendment to Master Indenture and Omnibus Supplement to Specified Indenture Supplements, dated as of March 11, 2014, between Synchrony Credit Card Master Note Trust and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 4.1 of the current report on Form 8-K filed by Synchrony Credit Card Master Note Trust and RFS Holding, L.L.C. on March 14, 2014)
10.16	Ninth Amendment to Master Indenture, dated as of November 24, 2015, between Synchrony Credit Card Master Note Trust and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 4.1 of the current report on Form 8-K filed by Synchrony Credit Card Master Note Trust and RFS Holding, L.L.C. on November 25, 2015)
10.17	Tenth Amendment to Master Indenture, dated as of March 3, 2016, between Synchrony Credit Card Master Note Trust and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 4.1 of the current report on Form 8-K filed by Synchrony Credit Card Master Note Trust and RFS Holding, L.L.C. on March 7, 2016)
10.18	Eleventh Amendment to Master Indenture, dated as of April 21, 2017, between Synchrony Credit Card Master Note Trust and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 4.1 of the current report on Form 8-K filed by Synchrony Credit Card Master Note Trust and RFS Holding, L.L.C. on April 26, 2017)
10.19	Twelfth Amendment to Master Indenture, dated as of March 16, 2021, between Synchrony Credit Card Master Note Trust and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 4.3 of the current report on Form 8-K filed by Synchrony Credit Card Master Note Trust and RFS Holding, L.L.C. on March 17, 2021)

10.20	Second Omnibus Supplement to Specified Indenture Supplements, dated as of April 21, 2017, between Synchrony Credit Card Master Note Trust and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 4.6 of the current report on Form 8-K filed by Synchrony Credit Card Master Note Trust and RFS Holding, L.L.C. on April 26, 2017)
10.21	Form of Indenture Supplement, between Synchrony Credit Card Master Note Trust and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 4.8 of Form S-3 Registration Statement filed by Synchrony Credit Card Master Note Trust and RFS Holding, L.L.C. on May 16, 2012 (333-181466))
10.22	Form of Indenture Supplement, between Synchrony Credit Card Master Note Trust and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 4.12 of Form SF-3 Registration Statement filed by Synchrony Credit Card Master Note Trust and RFS Holding, L.L.C. on December 30, 2015 (333-206176))
10.23	Form of VFN Indenture Supplement, between Synchrony Credit Card Master Note Trust and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 10.24 of Amendment No. 1 to Form S-1 Registration Statement filed by Synchrony Financial on August 1, 2014 (333-197244))
10.24	Form of Loan Agreement (VFN Series, Class A), among Synchrony Credit Card Master Note Trust, the Lenders party thereto from time to time, and the Managing Agents party thereto from time to time (incorporated by reference to Exhibit 10.25 of Amendment No. 1 to Form S-1 Registration Statement filed by Synchrony Financial on August 1, 2014 (333-197244))
10.25	Trust Agreement, dated as of September 25, 2003, between RFS Holding, L.L.C. and The Bank of New York (Delaware) (incorporated by reference to Exhibit 4.3 of Amendment No. 1 to Form S-3 Registration Statement filed by Synchrony Credit Card Master Note Trust and RFS Holding, L.L.C. on May 20, 2004 (No. 333-107495, 333-107495-01 and 333-107495-02))
10.26	First Amendment to Trust Agreement, dated as of January 21, 2014, between RFS Holding, L.L.C. and BNY Mellon Trust of Delaware (incorporated by reference to Exhibit 4.2 of the current report on Form 8-K filed by Synchrony Credit Master Note Trust and RFS Holding, L.L.C. on January 21, 2014)
10.27	Second Amendment to Trust Agreement, dated as of September 8, 2014, between RFS Holding, L.L.C. and BNY Mellon Trust of Delaware (incorporated by reference to Exhibit 4.1 of the current report on Form 8-K filed by Synchrony Credit Master Note Trust and RFS Holding, L.L.C. on September 11, 2014)
10.28	Third Amendment to Trust Agreement, dated as of April 21, 2017, between RFS Holding, L.L.C. and BNY Mellon Trust of Delaware (incorporated by reference to Exhibit 4.5 of the current report on Form 8-K filed by Synchrony Credit Master Note Trust and RFS Holding, L.L.C. on April 26, 2017)
10.29	Custody and Control Agreement, dated as of September 25, 2003 by and among Deutsche Bank Trust Company of Americas, in its capacity as Custodian and in its capacity as Indenture Trustee, and Synchrony Credit Card Master Note Trust (incorporated by reference to Exhibit 4.8 of Amendment No. 1 to Form S-3 Registration Statement filed by Synchrony Credit Card Master Note Trust and RFS Holding, L.L.C. on May 20, 2004 (No. 333-107495, 333-107495-01 and 333-107495-02))
10.30	Receivables Sale Agreement, dated as of June 27, 2003, between GE Capital Retail Bank (formerly known as Monogram Credit Card Bank of Georgia) and RFS Holding, L.L.C. (incorporated by reference to Exhibit 4.9 of Amendment No. 1 to Form S-3 Registration Statement filed by Synchrony Credit Card Master Note Trust and RFS Holding, L.L.C. on May 20, 2004 (No. 333-107495, 333-107495-01 and 333-107495-02))
10.31	RSA Assumption Agreement and Second Amendment to Receivables Sale Agreement, dated as of February 7, 2005, between GE Capital Retail Bank (formerly known as GE Money Bank) and RFS Holding, L.L.C. (incorporated by reference to Exhibit 4.2 of the current report on Form 8-K filed by Synchrony Credit Card Master Note Trust and RFS Holding, L.L.C. on February 11, 2005)
10.32	Third Amendment to Receivables Sale Agreement, dated as of December 21, 2006, between GE Capital Retail Bank (formerly known as GE Money Bank) and RFS Holding, L.L.C. (incorporated by reference to Exhibit 4.1 of the current report on Form 8-K filed by Synchrony Credit Card Master Note Trust and RFS Holding, L.L.C. on December 21, 2006)
10.33	Fourth Amendment to Receivables Sale Agreement, dated as of May 21, 2008, between GE Capital Retail Bank (formerly known as GE Money Bank) and RFS Holding, L.L.C. (incorporated by reference to Exhibit 4.2 of the current report on Form 8-K filed by Synchrony Credit Card Master Note Trust and RFS Holding, L.L.C. on May 28, 2008)
10.34	Designation of Removed Accounts and Fifth Amendment to Receivables Sale Agreement, dated as of December 29, 2008, between GE Capital Retail Bank (formerly known as GE Money Bank) and RFS Holding, L.L.C. (incorporated by reference to Exhibit 4.1 of the current report on Form 8-K filed by Synchrony Credit Card Master Note Trust and RFS Holding, L.L.C. on December 30, 2008)

10.35	Designation of Removed Accounts and Sixth Amendment to Receivables Sale Agreement, dated as of February 26, 2009, between GE Capital Retail Bank (formerly known as GE Money Bank) and RFS Holding, L.L.C. (incorporated by reference to Exhibit 4.1 of the current report on Form 8-K filed by Synchrony Credit Card Master Note Trust and RFS Holding, L.L.C. on February 26, 2009)
10.36	Seventh Amendment to Receivables Sale Agreement, dated as of November 23, 2010, between GE Capital Retail Bank (formerly known as GE Money Bank), and RFS Holding, L.L.C. (incorporated by reference to Exhibit 4.1 of the current report on Form 8-K filed by Synchrony Credit Card Master Note Trust and RFS Holding, L.L.C. on November 24, 2010)
10.37	Eighth Amendment to Receivables Sale Agreement, dated as of March 20, 2012, among GE Capital Retail Bank, RFS Holding, Inc., PLT Holding, L.L.C. and RFS Holding, L.L.C. (incorporated by reference to Exhibit 4.1 of the current report on Form 8-K filed by Synchrony Credit Card Master Note Trust and RFS Holding, L.L.C. on March 21, 2012)
10.38	Ninth Amendment to Receivables Sale Agreement, dated as of March 11, 2014, among GE Capital Retail Bank, RFS Holding, Inc., PLT Holding, L.L.C. and RFS Holding, L.L.C. (incorporated by reference to Exhibit 4.2 of the current report on Form 8-K filed by Synchrony Credit Card Master Note Trust and RFS Holding, L.L.C. on March 14, 2014)
10.39	Designation of Removed Accounts and Tenth Amendment to Receivables Sale Agreement, dated as of November 7, 2014, among Synchrony Bank (formerly known as GE Capital Retail Bank), RFS Holding Inc., PLT Holding, L.L.C. and RFS Holding, L.L.C. (incorporated by reference to Exhibit 4.2 of the current report on Form 8-K filed by Synchrony Credit Card Master Note Trust and RFS Holding, L.L.C. on November 14, 2014)
10.40	Eleventh Amendment to Receivables Sale Agreement, dated as of March 3, 2016 among Synchrony Bank (formerly known as GE Capital Retail Bank), RFS Holding Inc., PLT Holding, L.L.C. and RFS Holding, L.L.C. (incorporated by reference to Exhibit 4.3 of the current report on Form 8-K filed by Synchrony Credit Card Master Note Trust and RFS Holding, L.L.C. on March 7, 2016)
10.41	Twelfth Amendment to Receivables Sale Agreement, dated as of April 21, 2017 between Synchrony Bank (formerly known as GE Capital Retail Bank) and RFS Holding, L.L.C. (incorporated by reference to Exhibit 4.4 of the current report on Form 8-K filed by Synchrony Credit Card Master Note Trust and RFS Holding, L.L.C. on April 26, 2017)
10.42	Thirteenth Amendment to Receivables Sale Agreement, dated as of May 31, 2017 between Synchrony Bank (formerly known as GE Capital Retail Bank) and RFS Holding, L.L.C. (incorporated by reference to Exhibit 4.1 of the current report on Form 8-K filed by Synchrony Credit Card Master Note Trust and RFS Holding, L.L.C. on June 2, 2017)
10.43	Designation of Removed Accounts and Fourteenth Amendment to Receivables Sale Agreement, dated as of October 11, 2019, between Synchrony Bank (formerly known as GE Capital Retail Bank) and RFS Holding, L.L.C. (incorporated by reference to Exhibit 4.2 of the current report on Form 8-K filed by Synchrony Credit Card Master Note Trust and RFS Holding, L.L.C. on October 15, 2019)
10.44	Fifteenth Amendment to Receivables Sale Agreement, dated as of March 16, 2021, between Synchrony Bank (formerly known as GE Capital Retail Bank) and RFS Holding, L.L.C. (incorporated by reference to Exhibit 4.1 of the current report on Form 8-K filed by Synchrony Credit Card Master Note Trust and RFS Holding, L.L.C. on March 17, 2021)
10.45	Designation of Removed Accounts and Sixteenth Amendment to Receivables Sale Agreement, dated as of June 17, 2022, between Synchrony Bank (formerly known as GE Capital Retail Bank) and RFS Holding, L.L.C. (incorporated by reference to Exhibit 4.2 of the current report on Form 8-K filed by Synchrony Credit Card Master Note Trust and RFS Holding, L.L.C. on June 21, 2022)
10.46	Transfer Agreement, dated as of September 25, 2003, between RFS Holding, L.L.C. and Synchrony Credit Card Master Note Trust (incorporated by reference to Exhibit 4.12 of Amendment No. 1 to Form S-3 Registration Statement filed by Synchrony Credit Card Master Note Trust and RFS Holding, L.L.C. on May 20, 2004 (No. 333-107495, 333-107495-01 and 333-107495-02))
10.47	Second Amendment to Transfer Agreement, dated as of June 17, 2004, between RFS Holding, L.L.C. and Synchrony Credit Card Master Note Trust (incorporated by reference to Exhibit 4.3 of the current report on Form 8-K filed by Synchrony Credit Card Master Note Trust and RFS Holding, L.L.C. on July 2, 2004)
10.48	Third Amendment to Transfer Agreement, dated as of November 21, 2004, between RFS Holding, L.L.C. and Synchrony Credit Card Master Note Trust (incorporated by reference to Exhibit 4.1 of the current report on Form 8-K filed by Synchrony Credit Card Master Note Trust and RFS Holding, L.L.C. on November 24, 2004)
10.49	Fourth Amendment to Transfer Agreement, dated as of August 31, 2006, between RFS Holding, L.L.C. and Synchrony Credit Card Master Note Trust (incorporated by reference to Exhibit 4.2 of the current report on Form 8-K filed by Synchrony Credit Card Master Note Trust and RFS Holding, L.L.C. on September 5, 2006)

10.50	Fifth Amendment to Transfer Agreement, dated as of December 21, 2006, between RFS Holding, L.L.C. and Synchrony Credit Card Master Note Trust (incorporated by reference to Exhibit 4.2 of the current report on Form 8-K filed by Synchrony Credit Card Master Note Trust and RFS Holding, L.L.C. on December 21, 2006)
10.51	Sixth Amendment to Transfer Agreement, dated as of May 21, 2008, between RFS Holding, L.L.C. and Synchrony Credit Card Master Note Trust (incorporated by reference to Exhibit 4.4 of the current report on Form 8-K filed by Synchrony Credit Card Master Note Trust and RFS Holding, L.L.C. on May 28, 2008)
10.52	Reassignment of Receivables in Removed Accounts and Seventh Amendment to Transfer Agreement, dated as of December 29, 2008, between RFS Holding, L.L.C. and Synchrony Credit Card Master Note Trust (incorporated by reference to Exhibit 4.2 of the current report on Form 8-K filed by Synchrony Credit Card Master Note Trust and RFS Holding, L.L.C. on December 30, 2008)
10.53	Reassignment No. 4 of Receivables in Removed Accounts and Eighth Amendment to Transfer Agreement, dated as of February 26, 2009, between RFS Holding, L.L.C. and Synchrony Credit Card Master Note Trust (incorporated by reference to Exhibit 4.2 of the current report on Form 8-K filed by Synchrony Credit Card Master Note Trust and RFS Holding, L.L.C. on February 26, 2009)
10.54	Ninth Amendment to Transfer Agreement, dated as of March 31, 2010, between RFS Holding, L.L.C. and Synchrony Credit Card Master Note Trust (incorporated by reference to Exhibit 4.2 of the current report on Form 8-K filed by Synchrony Credit Card Master Note Trust and RFS Holding, L.L.C. on March 31, 2010)
10.55	Tenth Amendment to Transfer Agreement, dated as of March 20, 2012, between RFS Holding, L.L.C. and Synchrony Credit Card Master Note Trust (incorporated by reference to Exhibit 4.2 of the current report on Form 8-K filed by Synchrony Credit Card Master Note Trust and RFS Holding, L.L.C. on March 21, 2012)
10.56	Eleventh Amendment to Transfer Agreement, dated as of March 3, 2016, between RFS Holding, L.L.C. and Synchrony Credit Card Master Note Trust (incorporated by reference to Exhibit 4.2 of the current report on Form 8-K filed by Synchrony Credit Card Master Note Trust and RFS Holding, L.L.C. on March 7, 2016)
10.57	Twelfth Amendment to Transfer Agreement, dated as of February 23, 2017, between RFS Holding, L.L.C. and Synchrony Credit Card Master Note Trust (incorporated by reference to Exhibit 4.1 of the current report on Form 8-K filed by Synchrony Credit Card Master Note Trust and RFS Holding, L.L.C. on February 28, 2017)
10.58	Thirteenth Amendment to Transfer Agreement, dated as of April 21, 2017, between RFS Holding, L.L.C. and Synchrony Credit Card Master Note Trust (incorporated by reference to Exhibit 4.2 of the current report on Form 8-K filed by Synchrony Credit Card Master Note Trust and RFS Holding, L.L.C. on April 26, 2017)
10.59	Fourteenth Amendment to Transfer Agreement, dated as of March 16, 2021, between RFS Holding, L.L.C. and Synchrony Credit Card Master Note Trust (incorporated by reference to Exhibit 4.2 of the current report on Form 8-K filed by Synchrony Credit Card Master Note Trust and RFS Holding, L.L.C. on March 17, 2021)
10.60	Servicing Agreement, dated as of June 27, 2003, by and among RFS Funding Trust Synchrony Credit Card Master Note Trust and General Electric Capital Corporation, successor to GE Capital Retail Bank (formerly known as Monogram Credit Card Bank of Georgia) (incorporated by reference to Exhibit 4.13 of Amendment No. 1 to Form S-3 Registration Statement filed by Synchrony Credit Card Master Note Trust and RFS Holding, L.L.C. on May 20, 2004 (No. 333-107495, 333-107495-01 and 333-107495-02))
10.61	Servicing Assumption Agreement, dated as of February 7, 2005, by GE Capital Retail Bank (formerly known as GE Money Bank) (incorporated by reference to Exhibit 4.1 of the current report on Form 8-K filed by Synchrony Credit Card Master Note Trust and RFS Holding, L.L.C. on February 11, 2005)
10.62	First Amendment to Servicing Agreement, dated as of May 22, 2006, between Synchrony Credit Card Master Note Trust and GE Capital Retail Bank (formerly known as GE Money Bank) (incorporated by reference to Exhibit 4.1 of the current report on Form 8-K filed by Synchrony Credit Card Master Note Trust and RFS Holding, L.L.C. on May 25, 2006)
10.63	Second Amendment to Servicing Agreement, dated as of June 28, 2007, between Synchrony Credit Card Master Note Trust and GE Capital Retail Bank (formerly known as GE Money Bank) (incorporated by reference to Exhibit 4.1 of the current report on Form 8-K filed by Synchrony Credit Card Master Note Trust and RFS Holding, L.L.C. on June 28, 2007)
10.64	Instrument of Resignation, Appointment and Acceptance and Third Amendment to Servicing Agreement, dated as of May 22, 2008, by and among Synchrony Credit Card Master Note Trust, GE Capital Retail Bank (formerly known as GE Money Bank) and General Electric Capital Corporation (incorporated by reference to Exhibit 4.3 of the current report on Form 8-K filed by Synchrony Credit Card Master Note Trust and RFS Holding, L.L.C. on May 28, 2008)
10.65	Fourth Amendment to Servicing Agreement, dated as of July 16, 2014, between Synchrony Credit Card Master Note Trust and General Electric Capital Corporation (incorporated by reference to Exhibit 4.14 of the current report on Form 8-K filed by Synchrony Credit Card Master Note Trust and RFS Holding, L.L.C. on July 16, 2014)

10.66	Fifth Amendment to Servicing Agreement, dated as of November 24, 2015, between Synchrony Credit Card Master Note Trust and General Electric Capital Corporation (incorporated by reference to Exhibit 4.2 of the current report on Form 8-K filed by Synchrony Credit Card Master Note Trust and RFS Holding, L.L.C. on November 25, 2015)
10.67	Sixth Amendment to Servicing Agreement, dated as of April 21, 2017, between Synchrony Credit Card Master Note Trust and Synchrony Financial (incorporated by reference to Exhibit 4.3 of the current report on Form 8-K filed by Synchrony Credit Card Master Note Trust and RFS Holding, L.L.C. on April 26, 2017)
10.68	Instrument of Resignation, Appointment and Acceptance, dated as of December 2, 2015, by and among Synchrony Credit Card Master Note Trust, General Electric Capital LLC and Synchrony Financial (incorporated by reference to Exhibit 4.1 of the current report on Form 8-K filed by Synchrony Credit Card Master Note Trust and RFS Holding, L.L.C. on December 4, 2015)
10.69	Administration Agreement, dated as of September 25, 2003, among Synchrony Credit Card Master Note Trust, General Electric Capital Corporation, as Administrator, and The Bank of New York (Delaware), not in its individual capacity but solely as Trustee (incorporated by reference to Exhibit 4.14 of Amendment No. 1 to Form S-3 Registration Statement filed on May 20, 2004 (No. 333-107495, 333-107495-01 and 333-107495-02))
10.70	Asset Representations Review Agreement, dated as of March 4, 2016, among Synchrony Bank, RFS Holding, L.L.C., Synchrony Credit Card Master Note Trust, Synchrony Financial and Clayton Fixed Income Services LLC (incorporated by reference to Exhibit 4.4 of the current report on Form 8-K filed by Synchrony Credit Card Master Note Trust and RFS Holding, L.L.C. on March 7, 2016)
10.71	First Amendment to Administration Agreement, dated as of May 4, 2009, between Synchrony Credit Card Master Note Trust and General Electric Capital Corporation (incorporated by reference to Exhibit 4.1 of the current report on Form 8-K filed by Synchrony Credit Card Master Note Trust and RFS Holding, L.L.C. on May 6, 2009)
10.72	Instrument of Resignation, Appointment and Acceptance, dated as of July 16, 2014, by and among GE Capital Credit Card Master Note Trust, BNY Mellon Trust of Delaware and General Electric Capital Corporation (incorporated by reference to Exhibit 4.13 of the current report on Form 8-K filed by Synchrony Credit Card Master Note Trust and RFS Holding, L.L.C. on July 16, 2014)
10.73	Master Indenture, dated as of February 29, 2012, between GE Sales Finance Master Trust and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 10.55 of Amendment No. 1 to Form S-1 Registration Statement filed by Synchrony Financial on April 25, 2014 (No. 333-194528))
10.74	Supplement No. 1 to Master Indenture, dated as of September 19, 2012, between GE Sales Finance Master Trust and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 10.56 of Amendment No. 1 to Form S-1 Registration Statement filed by Synchrony Financial on April 25, 2014 (No. 333-194528))
10.75	Supplement No. 2 to Master Indenture, dated as of March 21, 2014, between GE Sales Finance Master Trust and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 10.57 of Amendment No. 1 to Form S-1 Registration Statement filed by Synchrony Financial on April 25, 2014 (No. 333-194528))
10.76	Form of Indenture Supplement, between GE Sales Finance Master Trust and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 10.58 of Amendment No. 1 to Form S-1 Registration Statement filed by Synchrony Financial on August 1, 2014 (333-197244))
10.77	Form of Loan Agreement, among GE Sales Finance Master Trust, the Lenders party thereto from time to time, and the Lender Group Agents for the Lender Groups party thereto from time to time (incorporated by reference to Exhibit 10.59 of Amendment No. 1 to Form S-1 Registration Statement filed by Synchrony Financial on August 1, 2014 (333-197244))
10.78	Amended and Restated Trust Agreement of GE Sales Finance Master Trust, dated as of February 29, 2012, between GE Sales Finance Holding, L.L.C. and BNY Mellon Trust of Delaware (incorporated by reference to Exhibit 10.60 of Amendment No. 1 to Form S-1 Registration Statement filed by Synchrony Financial on April 25, 2014 (No. 333-194528))
10.79	Amended and Restated Receivables Participation Agreement, dated as of February 29, 2012, between GE Capital Retail Bank and GEMB Lending Inc. (incorporated by reference to Exhibit 10.61 of Amendment No. 1 to Form S-1 Registration Statement filed by Synchrony Financial on April 25, 2014 (No. 333-194528))
10.80	First Amendment to Amended and Restated Receivables Participation Agreement, dated as of August 17, 2012, between GE Capital Retail Bank and GEMB Lending Inc. (incorporated by reference to Exhibit 10.62 of Amendment No. 1 to Form S-1 Registration Statement filed by Synchrony Financial on April 25, 2014 (No. 333-194528))
10.81	Second Amendment to Amended and Restated Receivables Participation Agreement, dated as of August 5, 2013, between GE Capital Retail Bank and GEMB Lending Inc. (incorporated by reference to Exhibit 10.63 of Amendment No. 1 to Form S-1 Registration Statement filed by Synchrony Financial on April 25, 2014 (No. 333-194528))

10.82	Participation Interest Sale Agreement, dated as of February 29, 2012, between GEMB Lending Inc. and GE Sales Finance Holding, L.L.C. (incorporated by reference to Exhibit 10.64 of Amendment No. 1 to Form S-1 Registration Statement filed by Synchrony Financial on April 25, 2014 (No. 333-194528))
10.83	First Amendment to Participation Interest Sale Agreement, dated as of September 19, 2012, between GEMB Lending Inc. and GE Sales Finance Holding, L.L.C. (incorporated by reference to Exhibit 10.65 of Amendment No. 1 to Form S-1 Registration Statement filed by Synchrony Financial on April 25, 2014 (No. 333-194528))
10.84	Second Amendment to Participation Interest Sale Agreement, dated as of March 21, 2014, between GEMB Lending Inc. and GE Sales Finance Holding, L.L.C. (incorporated by reference to Exhibit 10.66 of Amendment No. 1 to Form S-1 Registration Statement filed by Synchrony Financial on April 25, 2014 (No. 333-194528))
10.85	Transfer Agreement, dated as of February 29, 2012, between GE Sales Finance Holding, L.L.C. and GE Sales Finance Master Trust (incorporated by reference to Exhibit 10.67 of Amendment No. 1 to Form S-1 Registration Statement filed by Synchrony Financial on April 25, 2014 (No. 333-194528))
10.86	First Amendment to Transfer Agreement, dated as of September 19, 2012, between GE Sales Finance Holding, L.L.C. and GE Sales Finance Master Trust (incorporated by reference to Exhibit 10.68 of Amendment No. 1 to Form S-1 Registration Statement filed by Synchrony Financial on April 25, 2014 (No. 333-194528))
10.87	Second Amendment to Transfer Agreement, dated as of March 21, 2014, between GE Sales Finance Holding, L.L.C. and GE Sales Finance Master Trust (incorporated by reference to Exhibit 10.69 of Amendment No. 1 to Form S-1 Registration Statement filed by Synchrony Financial on April 25, 2014 (No. 333-194528))
10.88	Servicing Agreement, dated as of February 29, 2012, between GE Capital Retail Bank and GE Sales Finance Master Trust (incorporated by reference to Exhibit 10.70 of Amendment No. 1 to Form S-1 Registration Statement filed by Synchrony Financial on April 25, 2014 (No. 333-194528))
10.89	Administration Agreement, dated as of February 29, 2012, between GE Sales Finance Master Trust and GE Capital Retail Bank (incorporated by reference to Exhibit 10.71 of Amendment No. 1 to Form S-1 Registration Statement filed by Synchrony Financial on April 25, 2014 (No. 333-194528))
10.90+	General Electric Supplementary Pension Plan, as amended effective January 1, 2011 (incorporated by reference to Exhibit 10(g) of the annual report on Form 10-K filed by General Electric Company on February 25, 2011)
10.91+	Form of Indemnification Agreement for directors, executive officers and key employees (incorporated by reference to Exhibit 10.89 of Amendment No. 1 to Form S-1 Registration Statement filed by Synchrony Financial on August 1, 2014 (333-197244))
10.92+	Synchrony Financial Non-Employee Director Deferred Compensation Plan (incorporated by reference to Exhibit 10.91 of Amendment No. 5 to Form S-1 Registration Statement filed by Synchrony Financial on July 18, 2014 (No. 33-194528))
10.93+	Form of Synchrony Financial Deferred Compensation Plan (incorporated by reference to Exhibit 10.1 to Form 8-K filed by Synchrony Financial on September 22, 2014)
10.94+	First Amendment to the Synchrony Financial Deferred Compensation Plan (incorporated by reference to Exhibit 10.109 to 2014 Annual Report on Form 10-K filed by Synchrony Financial on February 23, 2015)
10.95+	Form of Restricted Stock Unit and Non-Qualified Stock Option Award (incorporated by reference to Exhibit 10.2 to Form 8-K filed by Synchrony Financial on September 22, 2014)
10.96+	Form of Synchrony Financial Amended and Restated Annual Incentive Plan (incorporated by reference to Exhibit 10.1 to Form 10-Q filed by Synchrony Financial on October 21, 2021)
10.97+	Form of Synchrony Financial Amended and Restated Restoration Plan (incorporated by reference to Exhibit 10.3 to Form 10-Q filed by Synchrony Financial on July 28, 2017)
10.98+	Form of Synchrony Financial Change in Control Severance Plan (incorporated by reference to Exhibit 10.3 to Form 8-K filed by Synchrony Financial on May 27, 2015)
10.99+	Synchrony Financial Amended and Restated 2014 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 to Form 10-Q filed by Synchrony Financial on October 21, 2021)
10.100†	Services Agreement, dated March 29, 2022, between Retail Finance Servicing, LLC and Fiserv Solutions, LLC (incorporated by reference to Exhibit 10.1 of the current report on Form 8-K filed by Synchrony Financial on April 4, 2022)
10.101	Letter, dated as of October 19, 2015, delivered by General Electric Capital Corporation and acknowledged and agreed to by General Electric Company and Synchrony Financial(incorporated by reference to Exhibit 10.116 of Form S-4 Registration Statement filed by Synchrony Financial on October 19, 2015 (No. 333-207479))
10.102+	Amended and Restated form of agreement for awards of Restricted Stock Units and Non-Qualified Stock Options under Synchrony 2014 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to Form 10-Q filed by Synchrony Financial on April 26, 2018)

10.103+	Amended and Restated form of agreement for awards of Performance Share Units under Synchrony 2014 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 to Form 10-Q filed by Synchrony Financial on April 26, 2018)
10.104+	Form of agreement for awards of Restricted Stock Units under Synchrony 2014 Long-Term Incentive Plan to directors of Synchrony Financial (incorporated by reference to Exhibit 10.3 to Form 10-Q filed by Synchrony Financial on April 26, 2018)
10.105+	Amended and Restated Executive Severance Plan (incorporated by reference to Exhibit 10.4 to Form 10-Q filed by Synchrony Financial on April 26, 2018)
10.106+	First Amendment to the Amended and Restated Executive Severance Plan (incorporated by reference to Exhibit 10.2 to Form 10-Q filed by Synchrony Financial on October 22, 2020)
10.107	Amended and Restated Master Indenture, dated as of May 1, 2018, between Synchrony Card Issuance Trust, as Issuer and The Bank of New York Mellon, as Indenture Trustee (incorporated by reference to Exhibit 4.1 of Form SF-3 Registration Statement filed by Synchrony Card Issuance Trust and Synchrony Card Funding, LLC on May 4, 2018 (No. 333-224689 and 333-224689-01))
10.108	Form of Class A Terms Document, between Synchrony Card Issuance Trust and The Bank of New York Mellon (incorporated by reference to Exhibit 4.3 of Form SF-3 Registration Statement filed by Synchrony Card Issuance Trust and Synchrony Card Funding, LLC on May 4, 2018 (No. 333-224689 and 333-224689-01))
10.109	Form of Class B Terms Document, between Synchrony Card Issuance Trust and The Bank of New York Mellon (incorporated by reference to Exhibit 4.4 of Form SF-3 Registration Statement filed by Synchrony Card Issuance Trust and Synchrony Card Funding, LLC on May 4, 2018 (No. 333-224689 and 333-224689-01))
10.110	Form of Class C Terms Document, between Synchrony Card Issuance Trust and The Bank of New York Mellon (incorporated by reference to Exhibit 4.5 of Form SF-3 Registration Statement filed by Synchrony Card Issuance Trust and Synchrony Card Funding, LLC on May 4, 2018 (No. 333-224689 and 333-224689-01))
10.111	Form of Class D Terms Document, between Synchrony Card Issuance Trust and The Bank of New York Mellon (incorporated by reference to Exhibit 4.6 of Form SF-3 Registration Statement filed by Synchrony Card Issuance Trust and Synchrony Card Funding, LLC on May 4, 2018 (No. 333-224689 and 333-224689-01))
10.112	Amended and Restated Trust Agreement, among Synchrony Card Funding, LLC, Citibank, N.A. and Citicorp Trust Delaware, National Association (incorporated by reference to Exhibit 4.7 of Form SF-3 Registration Statement filed by Synchrony Card Issuance Trust and Synchrony Card Funding, LLC on May 4, 2018 (No. 333-224689 and 333-224689-01))
10.113	Custody and Control Agreement, dated as of November 17, 2017, by and among The Bank of New York Mellon, in its capacity as Custodian and in its capacity as Indenture Trustee, and Synchrony Card Issuance Trust (incorporated by reference to Exhibit 4.8 of Form SF-3 Registration Statement filed by Synchrony Card Issuance Trust and Synchrony Card Funding, LLC on May 4, 2018 (No. 333-224689 and 333-224689-01))
10.114	Amended and Restated Receivables Sale Agreement, dated as of May 1, 2018, between Synchrony Bank and Synchrony Card Funding, LLC (incorporated by reference to Exhibit 4.9 of Form SF-3 Registration Statement filed by Synchrony Card Issuance Trust and Synchrony Card Funding, LLC on May 4, 2018 (No. 333-224689 and 333-224689-01))
10.115	Amended and Restated Transfer Agreement, dated as of May 1, 2018, between Synchrony Card Funding, LLC and Synchrony Card Issuance Trust (incorporated by reference to Exhibit 4.10 of Form SF-3 Registration Statement filed by Synchrony Card Issuance Trust and Synchrony Card Funding, LLC on May 4, 2018 (No. 333-224689 and 333-224689-01))
10.116	Amended and Restated Servicing Agreement, dated as of May 1, 2018, between Synchrony Card Issuance Trust and Synchrony Bank (incorporated by reference to Exhibit 4.11 of Form SF-3 Registration Statement filed by Synchrony Card Issuance Trust and Synchrony Card Funding, LLC on May 4, 2018 (No. 333-224689 and 333-224689-01))
10.117	Form of Risk Retention Agreement, among Synchrony Bank, Synchrony Card Funding, LLC and Synchrony Card Issuance Trust (incorporated by reference to Exhibit 4.12 of Form SF-3 Registration Statement filed by Synchrony Card Issuance Trust and Synchrony Card Funding, LLC on May 4, 2018 (No. 333-224689 and 333-224689-01))
10.118	Administration Agreement, dated as of November 30, 2017, between Synchrony Card Issuance Trust and Synchrony Bank (incorporated by reference to Exhibit 4.13 of Form SF-3 Registration Statement filed by Synchrony Card Issuance Trust and Synchrony Card Funding, LLC on May 4, 2018 (No. 333-224689 and 333-224689-01))
10.119	Asset Representations Review Agreement, dated as of August 15, 2018, among Synchrony Bank, Synchrony Card Funding, LLC, Synchrony Card Issuance Trust and Clayton Fixed Income Services LLC (incorporated by reference to Exhibit 4.1 of the current report on Form 8-K filed by Synchrony Card Issuance Trust and Synchrony Card Funding, LLC on August 20, 2018)

10.120	SynchronySeries Indenture Supplement, dated as of September 26, 2018, between Synchrony Card Issuance Trust and The Bank of New York Mellon (incorporated by reference to Exhibit 4.1 of the current report on Form 8-K filed by Synchrony Card Issuance Trust and Synchrony Card Funding, LLC on October 2, 2018)
10.121	Supplement No. 1 to SynchronySeries Indenture Supplement, dated as of May 28, 2021, between Synchrony Card Issuance Trust and The Bank of New York Mellon (incorporated by reference to Exhibit 4.1 of the current report on Form 8-K filed by Synchrony Card Issuance Trust and Synchrony Card Funding, LLC on June 2, 2021)
10.122	Amended and Restated form of agreement for awards under Synchrony 2014 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 of the quarterly report on Form 10-Q filed by Synchrony Financial on April 25, 2019)
10.123	Amended and Restated form of agreement for awards of Performance Share Units under Synchrony 2014 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 of the quarterly report on Form 10-Q filed by Synchrony Financial on April 25, 2019)
10.124	Synchrony Financial Amended and Restated 2014 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 of the quarterly report on Form 10-Q filed by Synchrony Financial on October 24, 2019)
10.125	Synchrony Financial Amended and Restated Change in Control Severance Plan (incorporated by reference to Exhibit 10.2 of the quarterly report on Form 10-Q filed by Synchrony Financial on October 24, 2019)
10.126	First Amendment to Synchrony Financial Amended and Restated Change in Control Severance Plan (incorporated by reference to Exhibit 10.1 of the quarterly report on Form 10-Q filed by Synchrony Financial on October 22, 2020)
10.127	First Amendment to the Synchrony Financial Restoration Plan (incorporated by reference to Exhibit 10.3 of the quarterly report on Form 10-Q filed by Synchrony Financial on October 24, 2019)
10.128+	Separation Agreement and Release, dated as of December 9, 2020, between Synchrony Bank and Neeraj Mehta (incorporated by reference to Exhibit 10.127 of the annual report on Form 10-K filed by Synchrony Financial on February 11, 2021)
10.129+	Amended and Restated form of agreement for awards of Restricted Stock Units under Synchrony 2014 Long-Term Incentive Plan (for awards made on or after March 1, 2022) (incorporated by reference to Exhibit. 10.129 of the annual report on Form 10-K filed by Synchrony Financial on February 8, 2024)
10.130+	Amended and Restated form of agreement for awards of Performance Share Units under Synchrony 2014 Long-Term Incentive Plan (for awards made on or after March 1, 2023) (incorporated by reference to Exhibit. 10.130 of the annual report on Form 10-K filed by Synchrony Financial on February 8, 2024)
10.131+	Synchrony Financial 2024 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 of Form 8-K filed by Synchrony Financial on June 13, 2024)
10.132+	Form of agreement for awards of Restricted Stock units under the Synchrony Financial 2024 Long-Term Incentive Plan to directors (incorporated by reference to Exhibit. 10.2 of the quarterly report on Form 10-Q filed by Synchrony Financial on July 19, 2024)
10.133+	Form of agreement for awards of Restricted Stock Units under the Synchrony Financial 2024 Long-Term Incentive Plan (incorporated by reference to Exhibit. 10.3 of the quarterly report on Form 10-Q filed by Synchrony Financial on July 19, 2024)
10.134+	Form of agreement for awards of Performance Share Units under the Synchrony Financial 2024 Long-Term Incentive Plan (incorporated by reference to Exhibit. 10.4 of the quarterly report on Form 10-Q filed by Synchrony Financial on July 19, 2024)
19*	Synchrony Financial Insider Trading Policy
21*	Subsidiaries of the Registrant
23*	Consent of KPMG LLP
24*	Powers of Attorney (included on the signature page)
31(a)*	Certification Pursuant to Rules 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, as amended
31(b)*	Certification Pursuant to Rules 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, as amended
32*	Certification Pursuant to 18 U.S.C. Section 1350
97*	Policy Relating to Recovery of Erroneously Awarded Compensation
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	The cover page from the Company's Annual Report on Form 10-K for the year ended December 31, 2024, formatted in Inline XBRL (included as Exhibit 101)

––––––––––––––––––––––

*   Filed electronically herewith.

†   Confidential treatment granted to certain portions, which portions have been provided separately to the Securities and Exchange Commission.

+   Management contract or compensatory plan or arrangement required to be filed as an exhibit to Form 10-K pursuant to Item 15(b) of this report.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this annual report on Form 10-K for the fiscal year ended December 31, 2024, to be signed on its behalf by the undersigned, and in the capacity indicated, thereunto duly authorized in the City of Stamford and State of Connecticut on the 7th day of February 2025.


Synchrony Financial
(Registrant)


/s/ Brian J. Wenzel Sr.

Brian J. Wenzel Sr.
Executive Vice President and
Chief Financial Officer
(Duly Authorized Officer and
Principal Financial Officer)

Power of Attorney

Each person whose signature appears below hereby constitutes and appoints Brian D. Doubles, Brian J. Wenzel and Jonathan S. Mothner, and each of them acting individually, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, to execute for him or her and in his or her name, place and stead, in any and all capacities, any and all amendments to this annual report on Form 10-K, and to file the same, with all exhibits thereto and any other documents required in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and their substitutes, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Brian D. Doubles Brian D. Doubles Director and Chief Executive Officer	Principal Executive Officer Director	February 7, 2025
/s/ Brian J. Wenzel Sr. Brian J. Wenzel Sr. Executive Vice President and Chief Financial Officer (Duly Authorized Officer and Principal Financial Officer)	Principal Financial Officer	February 7, 2025
/s/ Amy L. Tiliakos Amy L. Tiliakos Senior Vice President and Controller	Principal Accounting Officer	February 7, 2025
/s/ Fernando Aguirre Fernando Aguirre	Director	February 7, 2025
/s/ Paget L. Alves Paget L. Alves	Director	February 7, 2025
/s/ Daniel Colao Daniel Colao	Director	February 7, 2025
/s/ Kamila Chytil Kamila Chytil	Director	February 7, 2025
/s/ Arthur W. Coviello, Jr. Arthur W. Coviello, Jr.	Director	February 7, 2025
/s/ Roy A. Guthrie Roy A. Guthrie	Director	February 7, 2025
/s/ Jeffrey G. Naylor Jeffrey G. Naylor	Director	February 7, 2025
/s/ P.W. Parker P.W. Parker	Director	February 7, 2025
/s/ Laurel J. Richie Laurel J. Richie	Director	February 7, 2025
/s/ Ellen M. Zane Ellen M. Zane	Director	February 7, 2025

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